As filed with the Securities and Exchange Commission on February 14, 2012.

Registration No. 333-178721

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Cantor Entertainment Technology, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7990	45-4121758
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2575 S. Highland Drive

Las Vegas, NV 89109

(702) 677-3800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen M. Merkel

Executive Vice President, Chief Legal Officer,

General Counsel and Secretary

Cantor Entertainment Technology, Inc.

499 Park Avenue

New York, New York 10022

(212) 610-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher T. Jensen

George G. Yearsich

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178-0002

(212) 309-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion.

Preliminary Prospectus dated February 14, 2012.

PROSPECTUS

Cantor Entertainment Technology, Inc.

Shares

Class A Common Stock

This is the initial public offering of Class A common stock of Cantor Entertainment Technology, Inc., which we refer to as “Cantor Entertainment Technology.” We are selling                  shares of our Class A common stock. Except as required by law, shares of our Class A common stock do not have voting rights.

We expect the initial public offering price to be between $         and $         per share. Currently, no public market exists for our Class A common stock. We intend to apply to list our Class A common stock on the Nasdaq Global Market under the symbol “CETI.”

Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 17.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional                 shares of Class A common stock from Cantor Entertainment Technology at the initial public offering price less the underwriting discount.

Neither the U.S. Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Neither the Nevada Gaming Commission, the Nevada State Gaming Control Board, nor any other gaming authority has passed upon the accuracy or adequacy of this prospectus or the investment merits of the securities offered hereby. Any representation to the contrary is unlawful.

The shares of our Class A common stock will be ready for delivery on or about                    , 2012.

Cantor Fitzgerald & Co.

The date of this prospectus is                     , 2012.

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide information different from or in addition to that contained in this prospectus. If anyone provides you with different or additional information, you should not rely on it. We and the underwriters are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

Logos and other trademarks, tradenames and service marks of Cantor Fitzgerald, L.P. and its subsidiaries mentioned in this prospectus are currently the property of, and are used with the permission of, Cantor Fitzgerald, L.P. and its subsidiaries. The logos, trademarks, tradenames and service marks discussed in this paragraph may have registrations pending or in effect in one or more of the countries or jurisdictions in which Cantor Fitzgerald, L.P. or any of its subsidiaries does business.

i

DEFINED TERMS

Unless we otherwise indicate or unless the context requires otherwise, any reference in this prospectus to:

“APSUs” means certain working partner units of Cantor Entertainment Technology Holdings to be issued to certain persons in connection with acquisition of assets or businesses from such persons.

“AREUs” means certain working partner units of Cantor Entertainment Technology Holdings to be issued to certain persons in connection with acquisition of assets or businesses from such persons.

“Bonus Plan” means the Cantor Entertainment Technology Incentive Bonus Compensation Plan.

“Cantor” means Cantor Fitzgerald, L.P. and its subsidiaries other than Cantor Entertainment Technology.

“Cantor Entertainment Technology” means Cantor Entertainment Technology, Inc. and its consolidated subsidiaries.

“Cantor Entertainment Technology Global” means Cantor Entertainment Technology Global, L.P., which will hold the non-U.S. businesses of Cantor Entertainment Technology.

“Cantor Entertainment Technology Holdings” means Cantor Entertainment Technology Holdings, L.P.

“Cantor G&W (Nevada)” means Cantor G&W (Nevada), L.P., our only operating subsidiary as of September 30, 2011.

“Cantor Entertainment Technology U.S.” means Cantor Entertainment Technology U.S., L.P., which will hold the U.S. businesses of Cantor Entertainment Technology.

“Cantor Note” means that certain promissory note dated as of December 8, 2004, as amended, by and between Cantor Entertainment Technology and Cantor.

“Cantor units” refers to exchangeable limited partnership units of Cantor Entertainment Technology Holdings to be held by Cantor.

“CFGM” means CF Group Management, Inc., the managing general partner of Cantor.

“Class A common stock” means Cantor Entertainment Technology Class A non-voting common stock, par value $0.01 per share.

“Class B common stock” means Cantor Entertainment Technology Class B common stock, par value $0.01 per share.

“common stock” means Class A common stock and Class B common stock, collectively.

“contribution” means that certain transaction by which Cantor will contribute, convey, transfer, assign and deliver and/or license to Cantor Entertainment Technology all of the right, title and interest of Cantor in, or license for, gaming, wagering or lottery use, certain intellectual property and other assets, including patents and pending patents, software and other technology assets, copyrights and copyright registrations.

“Deferral Plan” means Cantor Entertainment Technology’s 401(k) defined contribution plan.

“founding partner units” means limited partnership units of Cantor Entertainment Technology Holdings to be held by founding partners.

“founding partners” means Lee Amaitis, Stephen M. Merkel and the Trust controlled by our Chairman of the Board, Howard W. Lutnick.

ii

“founding/working partners” means founding partners and/or working partners of Cantor Entertainment Technology Holdings.

“founding/working partner units” means limited partnership units of Cantor Entertainment Technology Holdings to be held by founding/working partners.

“GAAP” means accounting principles generally accepted in the United States of America.

“limited partners” means holders of limited partnership units.

“limited partnership units” means Cantor units, founding partner units and working partner units, collectively.

“Long-Term Incentive Plan” means the Cantor Entertainment Technology Long-Term Incentive Plan.

“mobile gaming” means wagering on casino-style games on mobile devices.

“mobile gaming wagering” or “mobile wagering” means placing sports bets on mobile devices.

“Participation Plan” means the Cantor Entertainment Technology Holdings, L.P. Participation Plan.

“PSUs” means certain working partner units of Cantor Entertainment Technology Holdings to be held by certain employees of Cantor Entertainment Technology and other persons who provide services to Cantor Entertainment Technology.

“REUs” means certain working partner units of Cantor Entertainment Technology Holdings to be held by certain employees of Cantor Entertainment Technology and other persons.

“Trust” means The Howard W. Lutnick Family Trust.

“working partners” means holders of working partner units.

“working partner units” means limited partnership units of Cantor Entertainment Technology Holdings, other than founding partner units and Cantor units, to be held by working partners.

MARKET AND INDUSTRY DATA

Market and industry data used in this prospectus have been obtained through our research, surveys and studies conducted by third parties and industry and general publications. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

iii

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, especially the risks of investing in our Class A common stock discussed under “Risk Factors” beginning on page 17.

This prospectus describes the licenses and other assets that Cantor Fitzgerald, L.P., a Delaware limited partnership, expects to contribute to Cantor Entertainment Technology, Inc., a Delaware corporation, and its subsidiaries in connection with this offering as if such contribution were complete and the licenses and other assets contributed were included in our business for all purposes for all periods described. A list of terms specific to our organization and the contribution is set forth above in the section entitled “Defined Terms.”

Unless the context otherwise requires, the terms “we, “us,” “our,” “our company,” and “Cantor Entertainment Technology” refer to Cantor Entertainment Technology, Inc. and its consolidated subsidiaries. Prior to our formation, all of our operations were performed by Cantor G&W (Nevada), L.P., which is currently an indirect subsidiary of ours, and its respective subsidiaries.

Our Business

We are a leading technology company that provides, through our subsidiary Cantor G&W (Nevada), software, services, data and content to the gaming industry and additional entertainment channels worldwide. We are a market leader in comprehensive account-based and over-the-counter race and sports book solutions and mobile gaming technology for casino-style gaming and race and sports wagering for the global gaming market. Our technology infrastructure platform allows us to provide scalable services at minimal incremental operating costs. Due to the significant historical capital investment in our technology platform and our leadership position within the industry, we believe substantial barriers to entry and brand equity have been created.

We believe that we provide innovative wagering solutions, creative content, and superior products and services. We also believe that we are a premier operator of mobile gaming and mobile wagering systems that provide patrons the ability to play a full suite of casino games and place race and sports wagers, including In-Running™ (our in-game wagering product), from mobile devices in many areas of the casino resort. We currently operate race and sports books and mobile gaming in six locations in the State of Nevada and have announced the addition of a seventh race and sports book that we will begin operating in early 2012. We also operate a sports line making service, as well as a slot route in Nevada which places and operates slot machines in approved locations, such as bars and taverns which are typically restricted to 15 machines per location and an unlimited amount for licensed non-restricted locations. We have marketed our product offerings to other gaming jurisdictions where mobile gaming is permitted, such as Native American casinos and other gaming venues throughout the world. In June 2011, mobile gaming wagering in casino hotel rooms was legalized in Nevada, and regulations implementing such wagering have been adopted by the Nevada Gaming Commission. As a result, we intend to expand the service area of our mobile gaming system to include hotel rooms, which will require approval from the Nevada Gaming Control Board. While the time frame for such approval is uncertain, we anticipate that the time required to make in-room gaming operational will be short and would not require material infrastructure installation and expense. We do not believe that additional financing will be needed to complete the implementation of our mobile gaming system. In addition, until recently, Nevada gaming regulations required that any wagers placed through our mobile gaming system be done using our proprietary mobile hardware. However, on October 26, 2011 as a result of recent regulatory changes, we launched a sports wagering application on Android® devices, including through an application downloadable on a patron’s personal device enabling the patron to place sports wagers through his or her wagering account anywhere within Nevada. We also have iOS and Windows-based sports applications in process. Our mobile wagering technology also enables casino properties to leverage our products for marketing and promotional efforts. Our cloud-based software automates and executes mobility for entertainment options that previously were inefficient to manage or distribute and could not be consumed wherever and whenever the customer wanted them.

We were the first to be licensed by the Nevada Gaming Commission to manufacture, distribute and operate a mobile gaming system in the State of Nevada. Our mobile gaming system was licensed in 2006 and approved by the Nevada Gaming Commission on November 20, 2008. We believe that our mobile gaming system is the only one currently in operation in Nevada. We provide our casino partners with a complete mobile gaming solution, including a proprietary wireless gaming system, full back-office infrastructure and a portfolio of casino games. We design, finance, install and operate our mobile platform and share a portion of our mobile gaming revenues with our casino partners. Our software can be integrated into our casino partners’ software platforms for the purpose of expanded concierge type services, food and beverage orders, restaurant or show reservations and tailored marketing materials based upon a player’s location and profile. Our licenses as an operator, manufacturer and distributor of mobile gaming systems in Nevada allow us the opportunity and ability to expand into additional properties.

We are a leading race and sports book operator in the State of Nevada. A race and sports book is a gambling establishment that sets odds and point spreads and accepts wagers on the outcome of horse races and sporting events, such as football, basketball, baseball, and hockey games. An innovative aspect of the race and sports books that we operate is our ability to process In-Running™ wagers after a race or sporting event has begun. In-Running™ is wagering on an event where the odds change dynamically based upon changes that occur within the sporting event and where the player can wager multiple times on events during the course of the event. We pay fixed rent and/or a share in wagering handle or profits from race and sports wagering with our casino partners. Importantly, we believe that our technology increases the traditional gaming offerings and opens up new revenue generating opportunities for our casino partners.

We are the exclusive mobile gaming and race and sports book operator at the following six Las Vegas resorts: the M Resort, which we refer to as the “M Resort,” The Cosmopolitan of Las Vegas, which we refer to as the “Cosmopolitan of Las Vegas,” The Tropicana Las Vegas, which we refer to as the “Tropicana Las Vegas,” the Hard Rock Hotel & Casino Las Vegas, which we refer to as the “Hard Rock Hotel & Casino,” The Venetian Resort Hotel Casino, which we refer to as “The Venetian,” and The Palazzo Resort Hotel Casino, which we refer to as the “The Palazzo.” The Palazzo and The Venetian are a single licensee for Nevada Gaming Control Board purposes. In addition, in January 2012, we obtained a license to operate mobile gaming and a race and sports book at the Palms Casino Resort, which we refer to as the “Palms Casino Resort,” which we expect to begin operating on an exclusive basis in early 2012. Accordingly, we have six licenses to operate mobile gaming and race and sports books in seven properties.

Our international operations include a financial fixed odds betting product, which we refer to as “FFO.” FFO is a proprietary betting product that allows a customer to bet online or otherwise remotely on short-term movements in the financial markets, including stock indices, commodities (such as gold and oil), and foreign exchange. We currently offer FFO as a white label product to licensed bookmakers, as opposed to offering FFO directly to end customers under our own brand. Our white label bookmakers include Ladbrokes in the United Kingdom and 32 Red, PartyGaming and Victor Chandler in Gibraltar. Ladbrokes is the United Kingdom’s largest land-based bookmaking operator, and our FFO product is featured on the Ladbrokes website. We plan to market the FFO product to other licensed bookmakers in jurisdictions where this form of wagering is permitted.

In addition to the businesses described above, we also provide other services and products to businesses in the gaming industry, such as licensing our proprietary intellectual property, providing market information (odds and sports lines) to licensed sports books and lotteries for license fees, providing sports news and data within casinos and operating numerous slot machine locations.

We are an affiliate of Cantor Fitzgerald, L.P., which we refer to as “Cantor,” a leading provider of financial brokerage, technology and execution services to institutions operating in the global financial markets. We believe that Cantor has been at the forefront of financial and technological innovation in the financial services industry for more than 65 years, developing new markets and providing superior service to its more than 5,000 institutional customers around the world. Cantor is a leader in technological innovation, including developing the world’s first electronic marketplace for U.S. Government Securities, the world’s first full-time electronic exchange for trading U.S. Treasury futures, and one of the first wireless bond trading platforms. Cantor provides us with expertise in electronic data processing and the experience of our officers and senior employees with such systems. We have already created advanced mobile gaming technologies by leveraging such expertise and expect to develop additional technological innovations in the future by adapting to the gaming industry technology that Cantor has successfully implemented, including technology to electronically process in real-time massive numbers of transactions and provide real-time electronic dissemination of data. Throughout its long history of serving financial marketplaces, Cantor has continually enhanced the ability of its electronic trading systems to lower costs for users, as well as increase volumes and velocity of transactions overall. We foresee over time similar benefits accruing to the gaming industry through the use of our technology.

We generate revenue in five principal ways:

•	Race and sports book;

•	Mobile gaming;

•	Sports and odds subscriptions;

•	Fixed financial odds; and

•	Slot route.

Since our inception, we have incurred substantial costs to develop our technology and infrastructure and have sustained losses. For the fiscal year ended December 31, 2010, we generated net revenue of approximately $5.8 million and sustained a consolidated net loss of approximately $27.4 million. For the nine months ended September 30, 2011, we generated net revenue of approximately $7.7 million and sustained a consolidated net loss of approximately $22.2 million. Our cumulative net loss incurred since inception is approximately $96.6 million. We may continue to incur losses and generate negative cash flow from operations in the future as we continue to develop our business and products and services and expand our brand recognition and customer base through increased marketing efforts. In addition, the majority of our total revenues to date were derived from our race and sports book business.

Our Competitive Strengths

We believe that our competitive strengths include the following:

First Mover Status

We were the first company licensed as a manufacturer, distributor and operator of a mobile gaming system by the State of Nevada, and we were the first company to have a mobile gaming system approved by the Nevada Gaming Commission. We believe that we are the sole active operator of mobile gaming in Nevada. Our “first mover” status in mobile gaming in Nevada has provided us with valuable feedback about our product and services that has enabled us to develop enhancements that increase the marketability and success of our entertainment solutions and mobile gaming system.

Appeal and Advantages of Mobile Gaming

We believe that we have a competitive advantage over traditional fixed-based game providers, as we can rapidly roll out new games on our mobile gaming system with lower capital and operating expenditures. We believe this will be a significant advantage in an environment when casino operators are increasingly pressed to reduce their capital expenditures. In addition to cost advantages, mobile gaming has the natural advantage of providing the player freedom to gamble in all approved areas of the resort property rather than just the casino, while at the same time offering the casino owner the opportunity to generate gaming revenues off the casino floor.

We are Technological and Gaming Innovators

We currently own patents for a number of innovative technologies that we have developed, including our technology for In-RunningTM betting. In 2009, we became the only company to launch such In-Running™ betting in the State of Nevada. We also have a broad array of gaming technology intellectual property, gaming content, and a database of statistics, odds and lines from which we continue to develop new proprietary products and services.

Our affiliate, Cantor, is a leading innovator in the financial market place and is known globally for its superior financial technology and real-time, secure execution of financial transactions. We currently license more than 250 U.S. and foreign patents and patent applications for such technologies from Cantor. On or prior to the closing of this offering, Cantor will contribute most of these patents to us and license others to us. We expect to leverage Cantor’s expertise in electronic data processing by adapting technology for processing in real-time massive numbers of transactions and dissemination of data for use in the gaming industry. For example, using our proprietary technology and account-based wagering systems, our race and sports book patrons can place numerous bets on different outcomes throughout a sporting event. In the same way that prices in the financial markets are constantly updated, our lines and spreads change continuously as the action in a game evolves.

Throughout its long history of serving financial marketplaces, Cantor has continually enhanced the ability of its electronic trading systems to lower costs for users, as well as increase volumes and velocity of transactions overall. We foresee over time similar benefits accruing to the gaming industry through the use of our technology.

We are passionate about the way in which technology can enhance and transform gaming, and are continuously updating our products and technology to enable casinos to offer their customers an enhanced experience.

Proven and Scalable Technology

We designed our mobile gaming system to be intuitive and user friendly. In addition, our mobile gaming system has proven its scalability to easily handle new operator partners. We believe that our technological capabilities allow us to more rapidly implement and integrate our suite of gaming products and services. Our mobile wagering technology also enables casino properties to leverage our products for marketing and promotional efforts.

We have an Experienced Senior Management Team

Members of our senior management team are currently or have been in the past senior executives of Cantor and its affiliates, and have significant collective experience gained from decades of developing secure financial transactions based on superior technology, and working in the highly regulated financial services industry. Our senior management team has applied this same rigor and experience to the development of our businesses. We believe that bringing our senior management’s proven capabilities from the financial services industry to the gaming industry to deliver real-time data and information, in a transaction-intensive environment, and to provide rapid and secure settlement of such transactions are key differentiating factors, and ones which will have growing importance to casinos in making their business decisions. We intend to use our senior management’s extensive knowledge of building electronic marketplaces and developing value-added financial products and services, which dramatically increased transaction volumes and revenues in the financial industry, in the development and expansion of our products and services. We have complemented the expertise of our senior management team by hiring seasoned gaming executives. The gaming experience they possess includes significant operational experience, relationships, as well as strategic guidance. We believe that our experienced senior management team gives us a competitive advantage in executing our business strategy.

Award-Winning Race and Sports Book and Premier Industry Recognition

We believe the quality of our race and sports books is demonstrated by such factors as size, design, ambiance, the breadth and superior nature of amenities offered, and the innovative technology at the heart of the sports trading experience offered to our customers. For example, in 2010 and 2011, ESPN Insider named the M Resort race and sports book the “Best Sports Book For Watching March Madness.” We were awarded first place in the “Best Productivity-Enhancement Technology” category at the tenth annual Gaming & Technology Awards at the 2011 Global Gaming Expo (G2E), and “Best Table Game Product or Innovation” by Global Gaming Business magazine in 2009. We are committed to maintaining and expanding market leading, state-of-the-art properties through capital spending programs designed to continually expand and enhance our gaming options and facilities in order to offer our patrons a superior overall gaming experience.

Our President and CEO, Lee M. Amaitis, frequently is an invited speaker at industry events, including G2E, International Masters of Gaming Law, US Online Gaming Law Conference, and International Association of Gaming Advisors.

Our technology and trading account-based wagering system environments have been profiled by leading national print, broadcast and online media, including The Wall Street Journal, The New York Times, Fortune, Associated Press, Wired magazine, Bloomberg BusinessWeek, Wall Street & Technology, CNN, CNBC, Fox Business Network, CBS, ABC, ESPN, and Bloomberg TV. Las Vegas market coverage of our operations as a top destination for sports enthusiasts has included the Las Vegas Review Journal, Las Vegas Sun, Las Vegas Business Press, Vegas Magazine, Vegas News, University of Nevada-Las Vegas Podcast, Vegas Seven, Fox 5, Channel 8, and XTRA 910 radio, as well as press in other major markets, including the Los Angeles Times, Philadelphia Inquirer, and Pittsburgh Tribune. The quality of our product and service offerings has been recognized with significant industry press coverage, including Yahoo.sports, Global Gaming Business, Gaming Today, Casino Enterprise Management, iGaming Business, and covers.com.

Our Business Strategy

Our goal is to be the global leader in mobile gaming systems with real-time wagering capabilities and to provide exciting traditional casino games, innovative casino-style games and dynamic race and sports book offerings. We intend to achieve this goal by employing the following strategies:

Continue to Develop and Introduce Innovative New Products

We have a history of developing and introducing innovative gaming products and services. We plan to use our expertise in financial markets, gaming and technology to continue to develop and introduce innovative new products and content primarily through mobile devices. After the contribution from Cantor discussed under “—Our Organizational Structure—The Contribution and Related Transactions,” we will own more than 500 U.S. and foreign patents and patent applications relating to mobile gaming and race and sports wagering. In addition to the launch of our Android®-compatible mobile sports wagering application on October 26, 2011, which enables customers to place sports wagers on all Android® devices, including mobile phones and tablets, throughout Nevada, we are also seeking approval to offer an Android®-compatible mobile gaming application, which will enable customers to similarly place mobile gaming wagers on all Android® devices while at the casino property. We are also developing mobile gaming and sports wagering applications for iOS and a mobile gaming application for iOS. We also plan to launch other products for commercially available personal mobile devices and even through the internet, differentiating in each market the technological model permitted by applicable laws and regulations.

We have popularized or introduced newer modes of race and sports betting, such as In Running™ and Inside Wagers, which offer reduced commission spot markets for wagering on sporting events. We believe, based on the growth of the overall market, that there is a significant market for In-Running™ betting on sports in the State of Nevada as well as internationally.

On the mobile gaming side, we intend to continue to introduce new proprietary games, including games known as Slottery™, Red/Black™ , Kill the Number™ and Five-Wheel™, and features that enable additional bets during traditional casino games, which we refer to as “extra odds,” which yield an increased volume turnover.

Generate Increased Mobile Gaming Revenues

We plan to expand our mobile gaming system to other casinos. In June 2011, mobile gaming wagering in casino hotel rooms was legalized in the State of Nevada, and regulations implementing such wagering have been adopted by the Nevada Gaming Commission. With our current footprint, we expect to add approximately 15,000 hotel rooms to our mobile gaming revenue opportunities as a result of these regulatory developments.

Continue to Apply Leading-Edge Technology to Improve the Gaming Experience

We seek to be the leader in developing state-of-the-art technology enhancements to improve the overall gaming experience for players. For example, our touch-based gaming system capitalizes on the general population’s familiarity with mobile phones, tablets and personal media products and provides a seamless transition to our account-based mobile gaming and sports wagering applications.

Promote the Advantages of our Products and Services

We continue to demonstrate the value of our gaming products and services to casinos which may be experiencing slowing revenue growth due to current economic conditions or otherwise, and which may have capital expenditure and operating cost limitations. For example, we believe that our system can increase overall wagering volume by: (1) dramatically expanding the playable area of a resort and a player’s potential wagering time, and (2) employing innovative games and services, such as In-Running™, that can significantly increase the number of wagers by a player. We also aim to be the leading developer and supplier of gaming content delivered through innovative mediums.

We believe that we offer a compelling value proposition to the casino by providing comprehensive gaming solutions that either the casino can operate or we can operate for them. Furthermore, we intend to use our capabilities gained from operating race and sports books and an odds-making service to develop advanced wagering methodologies, which are made possible with electronic gaming, enhancing both wagering revenues and the leadership of our technology, platform and delivery systems. We believe this integrated approach will foster more rapid adoption of our gaming products as it delivers value to both the casino and the player.

Expand in Attractive Markets

We have initially focused our marketing efforts on casinos located in Nevada; however, we believe that we are well-positioned to enter into and successfully compete in new markets where mobile gaming or race and sports wagering may sometime be permitted, such as non-Nevada casinos in the United States, including those located on Native American reservations, and outside the United States. For example, on February 6, 2012, a New Jersey Senate committee unanimously approved a proposal which would permit mobile gaming in New Jersey casino resorts. In addition, on January 17, 2012, New Jersey enacted a law permitting sports wagering in Atlantic City casinos and at race tracks on professional and collegiate sporting events, as long as such wagering is not barred under the Professional and Amateur Sports Protection Act of 1993. Our goal is to become the comprehensive mobile gaming and wagering services solution provider to traditional as well as non-traditional gaming operations on a global basis.

Acquisitions and Strategic Alliances

We have been active in acquiring companies that possess attractive intellectual property, products and services, including Las Vegas Consultants, which we refer to as “LVSC,” Nevada’s largest odds-making company, and Game Masters, a provider of novel games and art. We intend to continue to explore acquisition opportunities that will enhance our overall position in the gaming industry.

Our Organizational Structure

We expect to enter into a contribution agreement and related transactions, which will result in the organizational structure described below.

The Contribution and Related Transactions

In connection with this offering, we expect to enter into a contribution agreement with Cantor, pursuant to which Cantor will contribute certain licenses and other assets to us and our subsidiaries in exchange for                  shares of our Class A common stock and                  Cantor Entertainment Technology Holdings exchangeable limited partnership units, which will be exchangeable with us for shares of our Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments) immediately upon the closing of this offering. See “Certain Relationships and Related Transactions—Contribution Agreement” for a description of the licenses and assets to be contributed to us. In addition, in connection with this offering, we and Cantor Entertainment Technology Holdings expect to issue the following equity interests: 95 shares and 5 shares of Class B common stock to The Howard W. Lutnick Family Trust, which we refer to as the “Trust,” and our Chairman of the Board, Howard W. Lutnick, respectively, and             ,                  and                  Cantor Entertainment Technology Holdings founding partner units to the Trust and our President, Chief Executive Officer and Director, Lee M. Amaitis, and our Executive Vice President, Chief Legal Officer, General Counsel, Secretary and Director, Stephen M. Merkel, respectively. The Trust and Messrs. Lutnick, Amaitis and Merkel will exchange their current ownership interests in our company for the foregoing shares of Class B common stock or Cantor Entertainment Technology Holdings founding partner units.

Our Organizational Structure Post-Offering

Upon the closing of this offering, we expect to be structured as a holding company and our business will be operated through two operating partnerships, Cantor Entertainment Technology U.S., which will hold our U.S. businesses, and Cantor Entertainment Technology Global, which will hold our non-U.S. businesses.

The limited partnership interests of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global will be held by us and Cantor Entertainment Technology Holdings and the limited partnership units of Cantor Entertainment Technology Holdings will be held by Cantor, the founding partners and the working partners. We will hold the Cantor Entertainment Technology Holdings general partnership interest and the Cantor Entertainment Technology Holdings special voting limited partnership interest, which will entitle us to remove and appoint the general partner of Cantor Entertainment Technology Holdings, and serve as the general partner of Cantor Entertainment Technology Holdings, which will entitle us to control Cantor Entertainment Technology Holdings. Cantor Entertainment Technology Holdings, in turn, will hold the Cantor Entertainment Technology U.S. general partnership interest and the Cantor Entertainment Technology U.S. special voting limited partnership interest, which will entitle the holder thereof to remove and appoint the general partner of Cantor Entertainment Technology U.S., and the Cantor Entertainment Technology Global general partnership interest and the Cantor Entertainment Technology Global special voting limited partnership interest, which will entitle the holder thereof to remove and appoint the general partner of Cantor Entertainment Technology Global, and serve as the general partner of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global, all of which will entitle Cantor Entertainment Technology Holdings (and thereby us) to control each of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global. Cantor Entertainment Technology Holdings will hold its Cantor Entertainment Technology Global general partnership interest through a company incorporated in the Cayman Islands, Cantor Entertainment Technology Global Holdings GP Limited.

Upon the closing of this offering, there will be several types of economic interests in us, Cantor Entertainment Technology Holdings, Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global and they are as follows:

Cantor Entertainment Technology, Inc.

•

Cantor Entertainment Technology, Inc. Class A non-voting common stock (                 shares of which will be issued and outstanding upon the closing of this offering, including                 shares held by Cantor, an entity controlled by our Chairman of the Board, Howard W. Lutnick).

•

Cantor Entertainment Technology, Inc. Class B voting common stock (100 shares of which will be issued and outstanding upon the closing of this offering), which will be held exclusively by the Trust (95 shares) and Mr. Lutnick (5 shares). Each share of our Class A common stock is equivalent to a share of our Class B common stock for purposes of economic rights; however, shares of Class B common stock will be our only voting securities.

•	RSUs (of which will be issued and outstanding upon the completion of this offering).

Cantor Entertainment Technology Holdings:

•

Cantor Entertainment Technology Holdings exchangeable limited partnership interests, which we refer to as “Cantor units,” (            of which will be issued and outstanding upon the closing of this offering), which will be held by Cantor, and which will be immediately exchangeable with us for our Class A common stock generally on a one-for-one basis (subject to customary anti-dilution adjustments) upon the closing of this offering.

•

Cantor Entertainment Technology Holdings founding partner units (            of which will be issued and outstanding upon the closing of this offering), which will be limited partnership units held by founding partners, and of which             % held by each founding partner will be immediately exchangeable with us for our Class A common stock generally on a one-for-one basis (subject to customary anti-dilution adjustments) upon the closing of this offering, and the remaining             % held by each founding partner will not be exchangeable with us unless Cantor determines that such units can be exchanged by such founding partners with us for our Class A common stock, generally on a one-for-one basis (subject to customary anti-dilution adjustments), on terms and conditions to be determined by Cantor, provided that the terms and conditions of such exchange cannot in any way diminish or adversely affect our rights or the rights of our subsidiaries (it being understood that our obligation to deliver shares of our Class A common stock upon exchange will not be deemed to diminish or adversely affect our rights or the rights of our subsidiaries). Cantor will be the only holder of the Cantor units as of the closing of this offering. To the extent there are any additional holders of Cantor units in the future, any such consent of Cantor will be determined by the holders of a majority in interest of the Cantor units. Cantor expects to permit such exchanges from time to time. Once a Cantor Entertainment Technology Holdings founding partner unit becomes exchangeable, such founding partner unit is automatically exchanged for our Class A common stock upon termination or bankruptcy of the holder of such interest or upon redemption by Cantor Entertainment Technology Holdings, generally on a one-for-one basis (subject to customary anti-dilution adjustments).

•

Cantor Entertainment Technology Holdings working partner units (            of which will be issued and outstanding upon the closing of this offering), and will not be exchangeable with us unless otherwise determined by us with the written consent of Cantor in accordance with the terms of the Cantor Entertainment Technology Holdings limited partnership agreement. Once a Cantor Entertainment Technology working partner unit becomes exchangeable, such unit is automatically exchanged for Class A common stock upon termination or bankruptcy of the holder of such unit or upon redemption by Cantor Entertainment Technology Holdings, generally on a one-for-one basis (subject to customary anti-dilution provisions). Additional Cantor Entertainment Technology Holdings working partner units will be issued in the future from time to time to certain of our employees and other persons.

Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global:

•

Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global limited partnership interests, which will be issued and outstanding upon the closing of this offering (            and             , respectively, of which will be held by us and                  and             , respectively, of which will be held by Cantor Entertainment Technology Holdings). There will be a one-for-one exchange ratio between Cantor Entertainment Technology Holdings limited partnership units and our Class A common stock, which reflects that one Cantor Entertainment Technology Holdings limited partnership unit and one share of our Class A common stock are expected to represent an equivalent indirect economic interest in the income stream of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global. As a result of Cantor Entertainment Technology Holdings’ ownership of Cantor Entertainment Technology U.S. limited partnership interests and Cantor Entertainment Technology Global limited partnership interests, Cantor, the founding partners and the working partners indirectly will have interests in Cantor Entertainment Technology U.S. limited partnership interests and Cantor Entertainment Technology Global limited partnership interests.

As a result of our expected ownership of the general partnership interest in Cantor Entertainment Technology Holdings and Cantor Entertainment Technology Holdings’ general partnership interest in each of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global, we expect to consolidate Cantor Entertainment Technology U.S.’s and Cantor Entertainment Technology Global’s results for financial reporting purposes.

Upon each exchange of a Cantor Entertainment Technology Holdings limited partnership unit, we will deliver shares of our Class A common stock in exchange for the underlying unit (on a one-for-one basis). Cantor Entertainment Technology Holdings will then redeem the Cantor Entertainment Technology Holdings units so acquired and deliver to us a like number of Cantor Entertainment Technology U.S. limited partnership interests and Cantor Entertainment Technology Global limited partnership interests underlying such Cantor Entertainment Technology Holdings units. As a result, with each exchange of a Cantor Entertainment Technology Holdings limited partnership unit, our direct interest in Cantor Entertainment Technology U.S. limited partnership interests and Cantor Entertainment Technology Global limited partnership interests will proportionately increase. The profit and loss of Cantor Entertainment Technology U.S., Cantor Entertainment Technology Global and Cantor Entertainment Technology Holdings, as the case may be, will be allocated based on the total number of Cantor Entertainment Technology U.S. interests, Cantor Entertainment Technology Global interests and Cantor Entertainment Technology Holdings units.

The following diagram illustrates our expected ownership structure immediately after the completion of this offering. The following diagram does not reflect our various subsidiaries or those of Cantor Entertainment Technology U.S., Cantor Entertainment Technology Global, Cantor Entertainment Technology Holdings or Cantor, or the results of any exchange of Cantor Entertainment Technology Holdings limited partnership units:

Public Stockholders
Cantor Fitzgerald, L.P. (Delaware)
Howard W. Lutnick and Howard W. Lutnick Family Trust
• Class A Common Stock % of economics
• % indirect economic interest in Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global
• Class A Common Stock % of economics
• Limited Partnership Units (% of economics of Cantor Entertainment Technology Holdings)
• % indirect economic interest in Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global
• Class B Common Stock
Cantor Entertainment Technology, Inc. (Delaware)
• Limited Partnership Interests (% of economics of Cantor Entertainment Technology U.S.)
• General Partnership Interests (controlling interest)
• Special Voting Limited Partnership Interest
• Limited Partnership Interests (% of economics of Cantor Entertainment Technology Global)
Founding and Working Partners
• Limited Partnership Units (% of economics of Cantor Entertainment Technology Holdings)
• % indirect economic interest in Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global
Cantor Entertainment Technology Holdings, L.P (Delaware)
• General Partnership Interests (controlling interest)
• Special Voting Limited Partnership Interest
• Limited Partnership Interests (% of economics of Cantor Entertainment Technology U.S.)
• General Partnership Interests (controlling interest)
• Special Voting Limited Partnership Interest
• Limited Partnership Interests (% of economics of Cantor Entertainment Technology Global)
Cantor Entertainment Technology U.S., L.P. (Delaware)
Cantor Entertainment Technology Global, L.P. (Cayman Islands)
Cantor G&W (Nevada), L.P. (Delaware)

Risks That We Face

You should carefully consider the risks described under “Risk Factors” and elsewhere in this prospectus. These risks could materially and adversely impact our business, results of operations and financial condition, which could cause the trading price of our Class A common stock to decline and result in a partial or total loss of your investment.

Executive Offices

Our principal executive offices are located at 2575 S. Highland Drive, Las Vegas, NV 89109. Our telephone number is (702) 677-3800. Our corporate website address is www.cantorgaming.com and our email address is info@cantorgaming.com. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

This Offering

Class A common stock offered by Cantor Entertainment Technology	shares

Class A common stock to be outstanding after this offering	shares(1)

Class B common stock to be outstanding after this offering	100 shares

Total common stock to be outstanding after this offering	shares

Use of Proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million ($ million if the underwriters exercise in full their option to purchase additional shares) after deducting the estimated underwriting discounts and commissions and estimated offering expenses, assuming the shares of our Class A common stock are offered at $ per share, which represents the mid-point of the range set forth on the cover page of this prospectus.

We intend to use a portion of the net proceeds to us from this offering to repay $50.0 million of the aggregate principal amount of and accrued interest on the Cantor Note. The remaining $ outstanding under the Cantor Note will be converted to a term note due January 15, 2016 and bearing interest at a rate of 8.5% per annum.

We intend to contribute all of the remaining net proceeds to us from this offering to Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global in exchange for Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global limited partnership interests.

Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global intend to use the net proceeds they receive from us for various purposes, including general partnership purposes, as well as potential strategic alliances, acquisitions, joint ventures or capital investments. In addition, from time to time, we have evaluated and we expect to continue to evaluate and potentially pursue possible strategic alliances, acquisitions, joint ventures or capital investments.

Voting Rights	Except as required by the Delaware General Corporation Law, shares of our Class A common stock do not have voting rights. Shares of our Class B common stock have voting rights, thereby entitling holders of our Class B common stock to 100% of our voting power in the aggregate immediately after this offering. Our Class B common stock is exclusively held by our Chairman of the Board, Howard W. Lutnick, and the Trust controlled by Mr. Lutnick. See “Description of Capital Stock.”

Economic Rights	Pursuant to our Amended and Restated Certificate of Incorporation, shares of our Class A common stock and Class B common stock are entitled to equal economic rights.

Dividend Policy	We have not paid any dividends on our common stock to date. The payment of dividends in the future will be contingent upon the terms of our indebtedness, and our revenues and earnings, if any, capital requirements and general financial condition. It is the present intention of our Board of Directors to retain all earnings, if any, for use in our business operations and, accordingly, our Board of Directors does not anticipate paying any dividends in the foreseeable future. See “Dividend Policy.”

Risk Factors	You should carefully read and consider the information set forth under “Risk Factors” beginning on page 17 and all other information set forth in this prospectus before investing in our Class A common stock.

Listing	We intend to apply to list our Class A common stock on the Nasdaq Global Market under the symbol “CETI.”

(1)	Includes shares of our Class A common stock to be sold pursuant to this offering, but excludes (i) 100 shares of our Class A common stock issuable upon conversion of shares of outstanding Class B common stock, (ii) shares of our Class A common stock issuable upon exchange of Cantor Entertainment Technology Holdings exchangeable limited partnership units and (iii) shares of our Class A common stock reserved for issuance in connection with our Long-Term Incentive Plan, of which will have been granted or be subject to awards immediately following this offering.

Unless we specifically state otherwise, all information in this prospectus assumes that our Class A common stock will be sold at $             per share, which is the mid-point of the range set forth on the cover of this prospectus.

Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters’ option to purchase up to                      additional shares is not exercised.

SUMMARY CONSOLIDATED FINANCIAL DATA

Set forth below are summary historical consolidated financial data and unaudited pro forma consolidated financial data as of and for the periods presented for our operating company, Cantor G&W (Nevada), L.P.

The summary historical consolidated financial data have been prepared in accordance with accounting principles generally accepted in the United States, which we refer to as “U.S. GAAP”. The consolidated statement of operations data for fiscal years ended December 31, 2010, 2009 and 2008 and historical balance sheet data as of December 31, 2010 and 2009, have been derived from, and should be read in conjunction with, the audited consolidated financial statements appearing elsewhere in this prospectus. The unaudited historical financial data for the nine months ended September 30, 2011 and 2010 have been derived from the unaudited condensed consolidated financial statements appearing elsewhere in this prospectus, which have been prepared on a basis consistent with the annual audited consolidated financial statements. In the opinion of management, such unaudited financial data reflect all adjustments necessary for a fair presentation of the results for such periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

The unaudited pro forma consolidated statements of operations data for the year ended December 31, 2010 and the nine months ended September 30, 2011 were derived by applying pro forma adjustments to our operating company’s consolidated statements of operations data for the year ended December 31, 2010 and the nine months ended September 30, 2011. The unaudited pro forma consolidated statement of operations data for the year ended December 31, 2010 and the nine months ended September 30, 2011 present our operating company’s results of operations and financial position assuming that the contribution of the licenses and other assets by Cantor had been completed as of January 1, 2010 with respect to the unaudited pro forma consolidated statement of operations data and at September 30, 2011 and December 31, 2010 with respect to the unaudited pro forma consolidated balance sheet data.

The following information is only a summary and should be read in conjunction with the audited and unaudited consolidated financial statements and the related notes appearing elsewhere in this prospectus, the financial information included in this prospectus in the sections entitled “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the section entitled “Risk Factors.”

The summary pro forma financial data are included for informational purposes only and should not be considered indicative of actual results that would have been achieved had these events actually been consummated on the dates indicated and do not purport to indicate results of operations as of any future date or for any future period. Please refer to “Unaudited Pro Forma Consolidated Financial Information” included in this prospectus for more information regarding the pro forma adjustments.

	(Unaudited) Nine Months Ended September 30,		(Audited) For the Years Ended December 31,			(Unaudited)
(Amounts in thousands, except per share data)	2011	2010	2010	2009	2008	Pro Forma
STATEMENT OF OPERATIONS DATA
Operating revenues:
Race and sports book	$7,275	$3,541	$4,359	$612	$—
Mobile gaming	1,348	55	5	161	—
Sports and odds subscriptions	414	526	697	839	215
Financial fixed odds	387	409	460	—	—
Slot route	396	375	493	455	—

Total revenues	9,820	4,906	6,014	2,067	215
Less: Promotional allowances	(2,072)	(224)	(225)	(554)	—

Net revenues	7,748	4,682	5,789	1,513	215
Operating costs and expenses:
Costs of revenues	13,652	8,585	13,871	7,242	—
Selling, general and administrative	7,155	6,234	7,956	7,537	9,930
Depreciation and amortization	3,562	3,113	4,384	2,918	543
Loss on disposal of assets	—	—	1,809	1,726	135

Total operating costs and expenses	24,369	17,932	28,020	19,423	10,608
Operating loss	(16,621)	(13,250)	(22,231)	(17,910)	(10,393)
Other expenses:
Interest expense	5,612	3,740	5,213	3,608	1,483

Loss from operations before income taxes
Provision (benefit) for income taxes

Consolidated net loss	(22,233)	(16,990)	(27,444)	(21,518)	(11,876)
Less: Net loss attributable to non-controlling interest in subsidiaries	(29)	(123)	(147)	(150)	—
Net loss attributable to Cantor G&W (Nevada), L.P. / available to common stockholders	$(22,204)	$(16,867)	$(27,297)	$(21,368)	$(11,876)

BALANCE SHEET DATA (for period ended)
Cash and cash equivalents	19,302	15,656	16,012	11,177	43
Fixed assets and leasehold improvements, net	34,579	22,075	26,602	20,056	13,215
Other assets	12,512	4,526	4,290	3,685	2,997
Total assets	66,393	42,257	46,904	34,918	16,255

Total liabilities	162,962	106,137	121,240	81,810	41,628
Partners’/stockholders’ equity (deficit)
Stockholders’ equity
Class A common stock, par value $0.01 per share; shares authorized; shares issued and outstanding at September 30, 2011
Class B common stock, par value $0.01 per share; shares authorized; shares issued and outstanding at September 30, 2011
Additional paid-in capital
Accumulated other comprehensive income (loss)
Non-controlling interest	(326)
Retained deficit	(96,243)

Total partners’/stockholders’ equity (deficit)	(96,569)
Total liabilities and partners/stockholders’ equity (deficit)	$66,393	$42,257	$46,904	$34,918	$16,255

Per share data
Basic loss per share
Fully diluted loss per share
Basic weighted average shares of common stock outstanding
Fully diluted weighted average shares of common stock outstanding

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our Class A common stock. If any of the events highlighted in the following risks actually occurs, our business, results of operations and financial condition would likely suffer. In such an event, the trading price of our Class A common stock would likely decline, and you could lose part or all of your investment in our Class A common stock.

Risks Related to Our Business

Our Class A common stock has no voting rights. Upon the closing of this offering, our Chairman of the Board will control 100% of our voting stock and all actions requiring the vote or consent of our stockholders, which may have an adverse effect on the trading price of our Class A common stock and may discourage a takeover.

Upon the closing of this offering, our Chairman of the Board, Howard W. Lutnick, directly or through the Trust controlled by him, will own all of our only class of voting securities, our Class B common stock. Accordingly, Mr. Lutnick will control the election of all members of our Board of Directors and all other actions requiring a vote of our stockholders. Except as required by the Delaware General Corporation Law, which we refer to as the “DGCL,” holders of shares of Class A common stock will not have the right to vote for the election of directors or for any other action requiring a vote of stockholders. No assurances can be given that Mr. Lutnick and the Trust controlled by him will exercise their control of us in the same manner that a majority of holders of shares of Class A common stock would if they were entitled to vote on actions currently reserved exclusively for holders of shares of Class B common stock. In addition, the control of a majority of our voting stock by Mr. Lutnick and the Trust controlled by him will make it impossible for a third party to acquire voting control of us without Mr. Lutnick’s consent. This differential in voting rights between the Class A common stock and Class B common stock could adversely affect the market price for our Class A common stock.

We have a limited operating history on which to evaluate our business.

We have only a limited operating history, particularly outside the United States, upon which you can evaluate our prospects and future performance. Our business model is unproven, and the lack of meaningful historical financial data makes it difficult to evaluate our prospects. To the extent that we are able to implement our business strategy, our business could be subject to all of the problems that typically affect a business with a limited operating history, such as unanticipated expenses, capital shortfalls, delays in product development, possible cost overruns and regulatory and competitive uncertainties. Additional risks include our failure or inability to:

•	provide products and services to our customers that are reliable and cost-effective;

•	increase awareness of our brand;

•	respond to technological developments or product and service offerings by competitors; and

•	respond to opportunities presented by changes in law and regulation.

We may not be able to implement our business strategy successfully, or at all.

We have a history of cumulative net losses and we may continue to incur cumulative net losses and generate negative cash flow from operations in the future.

Since our inception, we have incurred substantial costs to develop our technology and infrastructure. As a result, from our inception through September 30, 2011, we have sustained a cumulative net loss of approximately $96.6 million on a consolidated basis. We may continue to incur losses and generate negative cash flow from operations in the future as we continue to develop our business and products and services and expand our brand recognition and customer base through increased marketing efforts.

Our failure to retain and extend our existing contracts with our casino partners and to win new casino partners could have a material adverse effect upon our business, results of operations and financial condition.

We have entered into contracts to operate mobile gaming and race and sports books with our casino partners, including with the operating companies of the resorts known as The Venetian, The Palazzo, the M Resort, the Cosmopolitan of Las Vegas, the Tropicana Las Vegas, the Hard Rock Hotel & Casino and the Palms Casino Resort. While our contracts provide that we are the exclusive operator of mobile gaming and race and sports book wagering, they do not preclude the resorts from offering other forms of traditional or electronic gaming. Upon the expiration of its contracts with us, a gaming establishment may award a new mobile gaming or race and sports book contract through a competitive procurement process in which we may be unsuccessful in winning a new contract or be forced to pay higher rent or greater handle or profit participations to the gaming establishment in order to renew our contract, or may choose to operate such services itself. In addition, some of our contracts permit gaming establishments to terminate certain contracts at any time for our failure to perform and for other specified reasons, which termination, under certain circumstances, may result in our obligation to pay liquidated damages approximating the amount of our investment. The termination or failure to renew or extend one or more contracts, or the renewal or extension of one or more of our contracts on materially altered terms, could have a material adverse effect upon our business, results of operations and financial condition.

If we do not expand the use of our mobile gaming system, or if casino patrons do not use our mobile gaming system, our revenues will be adversely affected.

Mobile gaming is relatively new. The success of our business strategy depends, in part, on our ability to maintain and expand the number of our casino partners and casino patrons that use our mobile gaming system. We cannot assure you that we will be able to maintain and expand the number of our casino partners and casino patrons that use our mobile gaming system.

Our lack of revenue diversification may adversely affect our operating results and place us at a competitive disadvantage.

We have derived a majority of our total revenues to date from our race and sports book business. If we fail to diversify our product and service offerings, our operating results and future profitability will continue to depend primarily on our race and sports book business. Any event that reduces the amount of revenues that we receive from this business, including the loss of one or more of our significant casino partners, could cause our revenues to decline significantly and our business, results of operations and financial condition would suffer.

In addition, our dependence on revenues derived from our race and sports book business may place us at a competitive disadvantage. Some of our competitors in the gaming industry benefit from a more diversified product and service offering. As a result, lower gaming volume may impact our operating results and future profitability more significantly than our competitors.

Due to our current concentration of race and sports wagering among a small group of players, a loss of one or more of our significant players could harm our business, results of operations and financial condition.

A significant portion of our race and sports wagers is attributable to the play of a limited number of players. The loss or a reduction in the play of some or all of these customers could harm our business, results of operations and financial condition. In addition, unlike many race and sports books that place a cap on the amount of a wager (anywhere from $1,000 to $10,000) on a given event, we generally permit players to place large wagers. We believe that permitting our players to place large wagers on sporting events will increase volume; however, it also exposes us to potential losses, particularly if we are unable to effectively balance such wagers. Such losses may have a negative impact on cash flow and earnings in a particular quarter.

Our success in the race and sports book business depends on our ability to continue to attract patrons, manage our risk and volatility and make capital investments in expansion of our operations and development of new technologies.

Our success in the race and sports book business depends on our ability to continue to attract patrons, including frequent bettors and bettors who make large wagers, drive volume through marketing, diversify the methods by which patrons may place wagers, offer competitive and diversified wagering products, and manage risk and volatility. Our race and sports book revenues are based on hold percentage, meaning the ratio of the amount we win from patrons and the amount wagered. If we do not successfully manage our risk, including balancing wagers received on a specific event, which we are not always able to do, we could experience large losses, resulting in a low hold percentage. Without a sufficiently high volume of wagers, we will not earn sufficient revenues, even if we achieve an optimum hold percentage.

Moreover, we have traditionally made large capital investments to design and construct new or improved race and sports books at our casino partners. In some cases, we have the potential to recover some or all of that investment from mobile gaming revenues, but not from race and sports operations. If mobile gaming is unsuccessful, we are unlikely to recover that investment. The expansion of our race and sports product to other casino partners is likely also to require capital investment.

Our success in mobile gaming depends on our ability to develop technologies and products that appeal to players.

Our success in mobile gaming depends on continually developing and successfully marketing new technologies and games with strong and sustained player appeal. Our ability to do so depends on the preferences of gaming establishment players who play casino-style games and slots. The success in mobile gaming of our business strategy will depend to a large extent on broad market acceptance of our mobile gaming system among casinos and their players. Although we believe that a significant market exists for mobile gaming, the acceptance of our mobile gaming system by casinos and their players will depend on our ability to demonstrate the economic and other benefits of our products to casinos and their players becoming comfortable with using our mobile gaming system and account-based gaming and sports wagering systems, the attractiveness of the casino-style games that players can play using our mobile gaming system, the ease of use, the reliability of the hardware and software within our mobile gaming system, and the continued approval of our technology by gaming regulators.

A new game or updated mobile gaming system will be accepted by casino operators only if we can show that it is likely to produce more revenues and net wins to the casino operator than our competitors’ products. Some of our agreements include certain performance criteria such that, if not met, they may be terminated before the end of their stated term by our casino partners. If our current or future products do not achieve significant market acceptance, we may not recover our development, regulatory approval, installation or promotion costs at casino sites.

To increase awareness of our gaming products and services and brand, we may need to incur significant marketing expenses.

To successfully execute our business strategy, we must build awareness and understanding of our gaming products and services and brand. In order to build this awareness, our marketing efforts must succeed and we must provide high-quality products and services. These efforts may require us to incur significant expenses. We cannot assure you that our marketing efforts will be successful or that the allocation of funds to these marketing efforts will be the most effective use of those funds.

We expect to spend substantial amounts on research and development, but these efforts may fail or lead to operational problems that could negatively impact our operations.

In order to compete effectively in an era of technological changes, we must continually enhance our existing products and services and develop, introduce and market new products and services. As a result, we expect, as needed, to continue to make a significant investment in the development of products and services, including, for example, new games, diversified wagering types and enhanced player experience and payment procedures. Our development of products and services is dependent on factors such as assessing market trends and demands and obtaining requisite governmental approvals. Although we are pursuing and will continue to pursue development opportunities, we may fail to develop any new products or services or enhancements to existing products or services. Our ability to develop enhancements and improvements or new products or services may be limited by the intellectual property rights of our competitors or others. Even if new products or services are developed, these products or services may not prove to be commercially viable, or we may not be able to obtain the various gaming licenses and approvals necessary to distribute these products or provide these services to our customers. We may experience operational problems with such products after commercial introduction that could delay or defeat the ability of such products to generate revenues. Future operational problems could increase our costs, delay our plans or adversely affect our reputation or our sales of other products, which, in turn, could materially adversely affect our prospects. We cannot predict which of the many possible future products will meet evolving industry standards and casino or player demands.

Our failure to properly manage our growth effectively could have a material adverse effect upon our business, results of operations and financial condition.

In order to execute our business strategy, we must grow significantly. This growth could place significant strain on our existing management team and other personnel, management systems and resources. For example, the deployment and installation of cabling, network and server infrastructure and other technology related to our mobile gaming and race and sports book operations, as well as the redesign or reconstruction of new race and sports book facilities, require significant design, production planning and quality assurance efforts. In particular, we will be required to seamlessly integrate our wireless infrastructure throughout various areas of large-scale casinos and resorts in order to create a secure and reliable mobile network with no perceived disruption to casino or resort function. These plans may strain our technology development and project management capabilities and resources. Significant growth will also require us to improve our financial, accounting and operational systems and controls. Expansion into new geographic areas would further strain our limited operational and marketing resources. We cannot assure you that we will properly manage our growth effectively, and failure to do so may have a material adverse effect upon our business, results of operations and financial condition.

Changes in technology may make our technology and products less profitable or obsolete and cause significant losses.

Future technological advances in the gaming market may result in the availability of new products or increase the efficiency of existing products. We may not be able to adapt to such technological changes. If a technology becomes available that is more cost-effective or creates a superior product, we may be unable to access such technology or its use may involve substantial capital expenditures that we may be unable to finance. Existing, proposed or as yet undeveloped technologies may render our technologies and products less viable, less profitable or obsolete. We may not have available the financial and other resources to compete effectively against companies possessing such technologies. If we were to fail to develop our product and service offerings to take advantage of technological developments, we may fall behind our competitors, and our business, results of operations and financial condition could suffer.

Our expansion opportunities to other states and jurisdictions are limited by law and regulation.

Mobile gaming and sports wagering, and to a lesser extent wagering on horse racing, are not currently permitted by law or regulation in many jurisdictions outside of Nevada. Such limitations could adversely affect our ability to expand our business model into other states or jurisdictions.

Moreover, each of our server-based systems and respective games must be approved in each jurisdiction in which it is placed, and we cannot assure you that the system software, a particular game, or associated hardware or software will be approved in any jurisdiction. To expand into new jurisdictions, we may need to be licensed, obtain approvals of our products and/or seek licensure of our officers, directors, major stockholders, key personnel or business partners. If we fail to seek, do not receive or receive a revocation of a license in a particular jurisdiction for our systems and games, hardware or software, we cannot offer, operate, sell or lease our products in that jurisdiction.

Our ability to retain our key employees and the ability of certain key employees to devote adequate time to us are critical to the success of our business, and failure to do so may adversely affect our revenues and as a result could have a material adverse effect on our business, results of operations and financial condition.

Our future success depends to a significant degree on the skills, experience and efforts of our key personnel. We depend heavily on the ability and experience of a small number of senior executives who have experience with our operations and the electronic gaming device industry, including, in particular, our Chairman of the Board, Howard W. Lutnick, our President, Chief Executive Officer and Director, Lee M. Amaitis, our Executive Vice President, Chief Legal Officer, General Counsel, Secretary and Director, Stephen M. Merkel, our Chief Financial Officer, Douglas R. Barnard, our Chief Accounting Officer, Coreen Sawdon, and our Vice President, Compliance Officer, Deputy General Counsel and Assistant Secretary, Whitney Thier. Mr. Lutnick also serves as the Chairman and Chief Executive Officer of Cantor and Chairman and Chief Executive Officer of BGC Partners. Mr. Merkel also serves as Executive Managing Director, General Counsel and Secretary of Cantor and Executive Vice President, General Counsel and Secretary of BGC Partners. Mr. Barnard also serves as Executive Managing Director and the Chief Financial Officer of Cantor. In addition, Messrs. Lutnick, Merkel and Barnard also hold offices at various other affiliates of Cantor. Currently, Mr. Amaitis, Ms. Sawdon and Ms. Thier spend substantially all of their time on our matters; however, Messrs. Lutnick, Merkel and Barnard dedicate only a portion of their professional efforts to our business and operations, and there is no contractual obligation for them to spend a specific amount of their time with us, Cantor and/or BGC Partners. These key employees may not be able to dedicate adequate time to our business and operations, and we could experience an adverse effect on our operations due to the demands placed on our management team by their other professional obligations. These key employees’ other responsibilities also could cause conflicts of interest with us. In addition, we rely on our Director of Race and Sports Risk Management to set lines and odds and balance our risk in our race and sports operations.

The loss of any of our key employees or the failure of any of our senior executives to obtain or maintain the requisite regulatory licenses, permits or determination of suitability could have a material adverse effect on our business, results of operations and financial condition.

Changes in licensed positions must be reported to the Nevada gaming authorities. Persons fulfilling those roles must be found suitable and the authorities may deny an application for a finding of suitability. The Nevada gaming authorities may disapprove a change in a corporate position, such as a change in job title or substantive job responsibilities. Any such disapproval would prevent us from re-deploying our key employee talent in new functional roles even if management desires to do so. A loss of one of our senior executives due to a denial of a finding of suitability from the Nevada gaming authorities could have a material adverse effect upon our business, results of operations and financial condition.

Our future success also depends upon our ability to attract, train and retain product and technology development and key marketing personnel and key managers as we further develop our products and technology and as we plan to enter new markets and/or expand in existing markets. Due to licensing requirements of these personnel that may be imposed by gaming authorities, our pool of potential employees may be more limited than in other industries. Competition for individuals with the skills required is intense, and we may not be successful in recruiting such personnel. In addition, we may not be able to retain such individuals as they may leave our company and go to work for our competitors. Moreover, the fees and costs of licensure by the gaming authorities are high, further burdening us in the event of employee turnover. If we are unable to attract or retain key personnel, our business, results of operations and financial condition could be materially adversely affected.

We are dependent on our intellectual property and trade secrets, and we may be unable to protect our intellectual property and trade secrets from infringement, misappropriation, or claims of infringement or invalidity.

The gaming industry is characterized by the use of various forms of intellectual property. We are dependent upon patented technologies, trademarked brands and proprietary information for our business. We endeavor to protect our intellectual property rights and our products through a combination of patent, trademark, trade dress, copyright and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements.

We have the right to use numerous pending and granted patents and trademarks, and we utilize patent protection relating to certain existing and proposed processes and products. We cannot assure you that all of our existing patents are valid or enforceable or will continue to be valid or enforceable, or that any pending patent applications will be approved. The patents could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Competitors may infringe our patents, and we may not have adequate resources or there may be other reasons we do not enforce our patents.

We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we generally require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements are fully enforceable or will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Our inability to maintain the proprietary nature of our technologies would have a material adverse effect upon our business, results of operations and financial condition.

We also rely on trademarks, trade names, trade dress, copyrights and brand names to distinguish our products from the products of our competitors. We or our affiliates have registered or applied to register many of these trademarks. We cannot assure you that these trademark applications will be approved or that all of such intellectual property is or will remain valid or enforceable. We cannot assure you that we will be able to build and maintain goodwill in these trademarks or other intellectual property or that any trademark, copyright, issued patent or other types of intellectual property will provide competitive advantages for us. Third parties may oppose these trademark applications or challenge our use of the trademarks. In the event that these trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and require us to devote resources towards advertising and marketing new brands. Further, our competitors may infringe these trademarks or other intellectual property, and we may not have adequate resources to or otherwise not enforce these trademarks or other intellectual property.

We also face the risk that we may have infringed or could in the future infringe third parties’ intellectual property rights and could be sued for the same. We have many competitors in both the United States and foreign countries, some of which have substantially greater resources and have made substantial investments in competing technologies. Some competitors have applied for and obtained, and may in the future apply for and obtain, patents that may prevent, limit or otherwise interfere with our ability to make and sell our products. Any royalty, licensing or settlement agreements, if required, may not be available to us on acceptable terms or at all.

We may in the future be subject to claims of infringement of intellectual property rights of third parties or invalidity or unenforceability of our intellectual property rights made against us by third parties or made by third parties against our licensees or manufacturers in connection with their use of our technology. A successful challenge to or invalidation of one of our patents or trademarks, a successful claim of infringement by a third party against us, our products, or one of our licensees in connection with the use of our technology, or an unsuccessful claim of infringement made by us against a third party or its products could adversely affect our business or cause us financial harm. Litigation over intellectual property can be lengthy, expensive and disruptive to our business, even if we win.

In addition, we may not be able to deter current and former employees, consultants, and other parties from breaching confidentiality agreements with us and misappropriating proprietary information from us. If we are unable to adequately protect our intellectual property, it could have a material adverse effect on the value of our intellectual property or our business, results of operations and financial condition.

Our cost structure is comprised of certain significant fixed costs. If our revenues decline and we are unable to timely reduce our costs, our profitability will be adversely affected.

Our cost structure is comprised of certain significant fixed costs. We may be unable to immediately react to a decline in our revenue streams. Accordingly, our inability to timely reduce our fixed costs may result in losses or reduce any profits we may generate in the future. We base our expectations of our cost structure on historical and expected levels of demand for our products and services, as well as our fixed operating infrastructure, such as rent, computer hardware and software, hosting facilities and security and staffing levels. If demand for our products and services declines, we may not be able to adjust our cost structure on a timely basis, and our revenues and any future profitability will be adversely affected.

Because our business is developing, we cannot predict our future capital needs or our ability to secure additional financing.

We anticipate, based on management’s experience and current industry trends, that our existing cash resources, combined with the net proceeds we will receive from this offering, will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. However, we may need to raise additional funds to:

•	support more rapid growth in our business;

•	develop new or enhanced products and services;

•	respond to competitive pressures;

•	acquire complementary businesses and/or technologies;

•	give us the financial wherewithal to absorb gaming risk in our race and sports book operations; and

•	respond to unanticipated requirements.

We cannot assure you that we will be able to obtain additional financing when needed on terms that are acceptable, if at all.

We are leveraged, which could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk and prevent us from meeting our obligations under our indebtedness.

As of September 30, 2011, we owed Cantor approximately $144.4 million pursuant to a demand promissory note line of credit and related accrued interest that we initially entered into with Cantor on December 8, 2004, as amended, which we refer to as the “Cantor Note.” If a default were to occur and we were unable to meet our obligations, we would be forced to restructure or refinance our indebtedness or sell additional equity or assets, which we may not be able to do on favorable terms or at all.

Our indebtedness could have important consequences for investors, including:

•

it may limit our ability to borrow money, dispose of assets or sell equity to meet our working capital needs, fund capital expenditures and dividend payments, service our debt, or pursue strategic initiatives;

•	it may limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to downturns in our business or the economy; and

•	there would be a material adverse effect on our business, results of operations and financial condition if we were unable to service our indebtedness or obtain additional financing, as needed.

In connection with the closing, we expect that $             million of the Cantor Note will be converted into a term note due January 15, 2016 and bearing interest at a rate of 8.5% per annum.

Seasonal variations in tourism in Las Vegas and the seasonal nature of major sports leagues and sporting events can be expected to cause seasonal fluctuation in our revenues.

We have derived almost all of our total revenues to date from our race and sports book business. As a result, our revenues are dependent upon the number of players and volume of gaming activity at our casino partners, as well as player interest in betting on sporting events. Our revenues vary throughout the year depending upon tourism in Las Vegas, which varies seasonally and may be affected by the timing of conventions and special events, as well as the level of play during major holidays, particularly New Year’s Eve, and factors out of our control, such as limited or cancelled sports seasons. Revenues of our race and sports book business also vary seasonally depending upon the level of player interest in current sporting events, and tend to be higher during certain sporting seasons, including the National Football League, NCAA football and basketball, and around certain events such as the Super Bowl and “March Madness.” Our revenues during these periods constitute a large percentage of our annual revenues and may not be indicative of our results for a full-year period. Furthermore, due to the increase of gaming activity in certain seasons, we may incur a disproportionate amount of our annual losses during these periods.

We may require additional capital to meet our financial obligations and support business growth, and this capital might not be available on acceptable terms or at all.

We intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new mobile games and features or enhance our existing mobile games, develop new wagering products and services, make capital improvements in our existing race and sports books or new operations, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

We may pursue strategic alliances, acquisitions or joint ventures that could present unforeseen integration obstacles or costs and could dilute the common stock owned by our stockholders. We may also face competition in our acquisition strategy, which may limit our number of acquisitions and growth opportunities.

We have explored a wide range of strategic alliances, acquisitions or joint ventures with other companies that have interests in businesses in which there are strategic opportunities. For example, in November 2008 we acquired LVSC. From time to time, we have evaluated and we expect to continue to evaluate and potentially pursue possible strategic alliances, acquisitions, or joint ventures. These acquisitions may be necessary in order for us to enter into or develop new products and geographic areas.

Strategic alliances, acquisitions and joint ventures involve a number of risks and present financial, managerial, regulatory and operational challenges, including:

•	potential disruption of our ongoing business and product development and distraction of management;

•	difficulty retaining and integrating personnel and integrating financial and other systems;

•	the necessity of hiring additional management and other critical personnel and integrating them into current operations;

•	increasing the scope, geographic diversity and complexity of our operations;

•	potential dependence upon, and exposure to liability, losses or reputational damage relating to, systems, controls and personnel that are not under our control;

•	potential unfavorable reaction to our strategic alliance, acquisition or joint venture strategy by our casino partners and customers;

•	the requirement that any counterparty be a suitable business partner from the perspective of our gaming regulators;

•

to the extent that we pursue business opportunities outside the United States, exposure to political, economic, legal, regulatory, operational and other risks that are inherent in operating in a foreign country, including risks of possible nationalization, expropriation, price controls, capital controls, exchange controls and other restrictive governmental actions, as well as the outbreak of hostilities;

•	conflicts or disagreements between any strategic alliance or joint venture partners and us; and

•	exposure to additional liabilities of any acquired business, strategic alliance or joint venture.

In addition, we expect to face competition for acquisition candidates, which may limit the number of acquisitions and growth opportunities and may lead to higher acquisition prices. There can be no assurance that we will be able to identify, acquire or manage profitably additional businesses or to integrate successfully any acquired businesses without substantial costs, delays or other operational or financial difficulties.

As a result of these risks and challenges, we may not realize any anticipated benefits from strategic alliances, acquisitions or joint ventures, and such strategic alliances, acquisitions or joint ventures may in fact materially adversely affect our business, results of operations and financial condition. In addition, future strategic alliances, acquisitions or joint ventures or the hiring of new personnel may involve the issuance of additional shares of our common stock, which may dilute your ownership of us or may involve litigation.

If we were deemed an “investment company” under the Investment Company Act of 1940, as amended, as a result of our ownership of Cantor Entertainment Technology U.S., Cantor Entertainment Technology Global or Cantor Entertainment Technology Holdings, applicable restrictions could make it impractical for us to continue our business as contemplated and could materially adversely affect our business, results of operations and financial condition.

If we were to cease participation in the management of Cantor Entertainment Technology Holdings (or if Cantor Entertainment Technology Holdings, in turn, were to cease participation in the management of Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global) or not be deemed to have a majority of the voting power of Cantor Entertainment Technology Holdings (or if Cantor Entertainment Technology Holdings, in turn, were deemed not to have a majority of the voting power of Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global), our interest in Cantor Entertainment Technology Holdings or Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global could be deemed an “investment security” for purposes of the Investment Company Act as amended, which we refer to as the “Investment Company Act.” If Cantor Entertainment Technology Holdings ceased to participate in the management of Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global or be

deemed not to have a majority of the voting power of Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global, its interest in Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global could be deemed an “investment security” for purposes of the Investment Company Act. Generally, an entity is an “investment company” if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items), absent an applicable exemption. We are a holding company and hold Cantor Entertainment Technology U.S. limited partnership interests, Cantor Entertainment Technology Global limited partnership interests, the Cantor Entertainment Technology Holdings general partnership interest and the Cantor Entertainment Technology Holdings special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of Cantor Entertainment Technology Holdings. A determination that we hold more than 40% of our assets in investment securities could result in us being an investment company under the Investment Company Act and becoming subject to registration and other requirements of the Investment Company Act.

The Investment Company Act and the rules thereunder contain detailed prescriptions for the organization and operations of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, limit the issuance of debt and equity securities, prohibit the issuance of stock options and impose certain governance requirements. If anything were to happen that would cause us or Cantor Entertainment Technology Holdings to be deemed to be an investment company under the Investment Company Act, the Investment Company Act would limit our or its capital structure, ability to transact business with affiliates (including Cantor, Cantor Entertainment Technology Holdings or us, as the case may be) and ability to compensate key employees. Therefore, if Cantor Entertainment Technology Holdings or we became subject to the Investment Company Act, it could make it impractical to continue our business, impair agreements and arrangements, and the transactions contemplated by those agreements and arrangements, between and among us, Cantor Entertainment Technology Holdings, Cantor Entertainment Technology U.S., Cantor Entertainment Technology Global and Cantor or any combination thereof and materially adversely affect our business, results of operation and financial condition.

Risk Factors Specifically Associated with our International Operations

Because we expect to continue to expand our operations outside the United States, we may face special economic and regulatory challenges that we may not be able to meet.

In addition to our current business in the United Kingdom, we plan to further expand our operations throughout Europe, Asia and elsewhere in the future. There are certain risks inherent in doing business in international markets, particularly in the regulated gaming industry. These risks include:

•	unexpected changes in regulatory requirements, tariffs and other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	fluctuations in currency exchange rates and currency restrictions;

•	reduced protection for intellectual property rights; and

•	potentially adverse tax consequences.

We are required to comply with the laws and regulations of foreign governmental and regulatory authorities of each country in which we conduct business. These may include laws, rules and regulations relating to any aspect of the gaming business, including the wagering product, monetary transactions, capital structure, record-keeping, technical standards, compliance and reporting obligations, employee registration requirements and the conduct of directors, officers and employees. Any failure to develop effective compliance and reporting systems could result in regulatory penalties or loss of licensure or other permission to conduct the underlying business in the applicable jurisdiction and other sanctions.

Certain Nevada gaming laws apply to our gaming activities and associations outside of Nevada.

Certain gaming laws of the State of Nevada also apply to gaming activities and associations in jurisdictions outside of Nevada. With respect to our United Kingdom or other foreign operations, we and our subsidiaries that must be licensed to conduct gaming operations in Nevada are required to comply with certain reporting requirements concerning gaming activities and associations in all non-Nevada jurisdictions. We also will be subject to disciplinary action by the Nevada Gaming Control Board or Nevada Gaming Commission if we:

•	fail to conduct operations in accordance with the standards of honesty and integrity required of Nevada gaming operations;

•

knowingly violate any relevant laws relating to our non-Nevada gaming operations, including by violating the United States Foreign Corrupt Practices Act, which we refer to as the “FCPA,” which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business or the United Kingdom Bribery Act of 2010 whose provisions extend beyond bribery of foreign public officials and are more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties;

•

engage in any activity or enter into any association that is unsuitable for us because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect discredit or disrepute upon Nevada or gaming in Nevada, or is contrary to Nevada gaming policies;

•	engage in any activity or enter into any association that interferes with the ability of Nevada to collect gaming taxes and fees; or

•

employ, contract with or associate with any person in our foreign gaming operations who has been denied a license or a finding of suitability in Nevada on the ground of unsuitability, or who has been found guilty of cheating at gambling.

Such disciplinary action could include suspension, conditioning, limitation or revocation of the registration, licenses or approvals held by us, and the imposition of substantial fines.

Moreover, we would be subject to the risk that Nevada regulators could determine that the non-Nevada gaming regulatory frameworks have not developed in a way that would permit us to conduct operations in such jurisdictions in a manner consistent with the way in which we intend, or the Nevada gaming authorities require us, to conduct our operations in Nevada.

In addition, if the Nevada State Gaming Control Board determines that any actual or intended activities or associations of our operations in the United Kingdom or other jurisdiction may be prohibited pursuant to one or more of the standards described above, the Nevada State Gaming Control Board can require us to file an application with the Nevada Gaming Commission for a finding of suitability of the activity or association. If the Nevada Gaming Commission finds that the activity or association in a foreign jurisdiction is unsuitable or prohibited, we will either be required to terminate the activity or association, or will be prohibited from undertaking the activity or association. Consequently, should the Nevada Gaming Commission find that our gaming activities or associations in a foreign jurisdiction are unsuitable, we may be prohibited from undertaking gaming activities or associations in such jurisdictions, or be required to divest investment in our gaming operations in such jurisdictions, possibly on unfavorable terms.

We are required to be licensed under and comply with gaming laws in the United Kingdom. Our failure to maintain our licenses in the United Kingdom or to comply with such gaming laws could have an adverse effect on our business, results of operations and financial condition.

We are required to maintain certain licenses from the United Kingdom Gambling Commission, which we refer to as the “UK Gambling Commission,” in order to conduct our operations in the United Kingdom. In order to maintain such licenses, we are required to comply with the United Kingdom Gambling Act of 2005, which we refer to as the “Gambling Act of 2005,” and certain regulations thereunder.

The Gambling Act of 2005 and therefore the authority of the UK Gambling Commission extends to all betting and gambling that is conducted in the United Kingdom. Therefore, all gambling and betting establishments within the United Kingdom and in addition, all online operations which have equipment for the provision of remote gambling located in the United Kingdom, must obtain an operating license from the UK Gambling Commission. Key individuals within gambling licensees need to obtain a personal license from the UK Gambling Commission. Only the holders of UK Gambling Licences (and those licensed by other European jurisdictions and certain other jurisdictions approved by the UK Government) are permitted to advertise and offer their services into the United Kingdom.

Cantor Gaming & Wagering Limited, a subsidiary of ours, holds both a Remote Gambling Operator’s License and a Gambling Software License from the Gambling Commission. This means that we can offer FFO online in the United Kingdom as bookmaker and that we can also white label FFO to other bookmakers in the United Kingdom to offer to their customers. Our white label arrangements in Gibraltar with 32 Red, PartyGaming and Victor Chandler do not require us to be licensed in the United Kingdom.

The UK Gambling Commission also has the authority to take certain measures to ensure compliance with the UK Gambling Act of 2005 and regulations thereunder, including reviewing financial information about us and imposing additional license conditions. As part of its review of the activities of licensees, the UK Gambling Commission periodically assesses the suitability of licensees to hold, or continue to hold, a license, the provision of gambling and related activities by licensees and the gambling products offered by licensees. If the UK Gambling Commission determines that we are not compliant with the Gambling Act of 2005 or regulations thereunder, it may impose sanctions on us, including warnings, fines or imposition of additional conditions on, or suspension or revocation of, our license. Any additional conditions imposed on our license may increase our costs of conducting business in the United Kingdom. Such costs, as well as any fines or any loss of revenue during any period of suspension or revocation of our license to conduct our operations in the United Kingdom, may have an adverse effect on our business, results of operations and financial condition.

Risks Related to Our Industry

We are subject to extensive governmental regulation, the enforcement of which could adversely impact our business, results of operation and financial condition.

The manufacture, distribution and operation of server-based mobile gaming is subject to extensive federal, state, local and foreign regulations and taxes. The jurisdictions in which we operate or intend to operate require licenses, permits, documentation of qualification, including evidence of financial stability, and other forms of approval of our company and our officers, directors, major stockholders and key employees, along with our products. Licenses, approvals or findings of suitability may be revoked, suspended, limited or conditioned. We cannot assure you that we will be able to obtain or maintain all necessary registrations, licenses, permits or approvals, that the licensing process will not result in delays or adversely affect our operations and our ability to maintain key personnel, or that complying with these regulations will not significantly increase our costs.

The Nevada gaming laws and regulations require us to obtain approval from the gaming regulators of our mobile gaming system and games, sports book account-based wagering systems, and various technology utilized in our slot route operations, race and sports book operations and mobile gaming operations. The regulations also require that we and our officers, directors, major stockholders and key employees obtain and maintain additional licenses, permits or other forms of approvals. If we are unable to obtain or maintain approval of our technology and operations as required by the regulations, or if we or the individuals with whom we are associated are unable to obtain or maintain approvals, licenses or permits required by the regulations, we will be unable to continue some or all of our operations.

In addition, we are subject to anti-money laundering rules arising under federal law and related Nevada law and regulations concerning transactions with players, including requirements to record and submit detailed reports to the federal government of currency transactions involving greater than $10,000 at our operations, as well as certain suspicious financial activity that may occur in our race and sports books and mobile gaming operations.

Compliance with regulatory investigations and approval requirements may impose substantial costs on our business and disrupt our operations.

The gaming authorities in some jurisdictions may investigate companies or individuals who have a material relationship with us or our equity holders to determine whether the selected individual or stockholder is acceptable to the gaming authorities. While any such investigated company, individual or stockholder is obligated to pay the costs of the investigation, such an investigation will be time consuming and may be disruptive to our operations. Failure of companies, individuals or stockholders to cooperate with any such investigation could negatively impact our ability to obtain or maintain our licenses.

Some jurisdictions require gaming licensees to obtain government approval before engaging in certain transactions, such as business combinations, reorganizations, borrowings, stock offerings and share repurchases. Obtaining such pre-approvals can also be time consuming and costly.

We are under continuous scrutiny by the applicable regulatory authorities. Our failure to obtain or maintain regulatory approval in any jurisdiction may prevent us from obtaining or maintaining regulatory approval in other jurisdictions. The failure to maintain a license in a single jurisdiction or a denial of a license by any new jurisdiction may cause a negative “domino effect” in which the loss of a license in one jurisdiction could lead to regulatory investigation and possible loss of a license or other disciplinary action in other jurisdictions. Any failure of our mobile gaming system or sports book account-based wagering systems, games and associated hardware and software to meet the requirements for approval or to obtain the approval in any jurisdiction will cause us to not be able to offer, operate or distribute our gaming products in the jurisdiction, which would have a material adverse effect upon our business, results of operations and financial condition.

Our failure to obtain or maintain licenses or approvals under the regulations promulgated under the Nevada Gaming Control Act would have a material adverse effect upon our business, results of operations and financial condition.

We are licensed as a mobile gaming operator, race and sports book operator and gaming and equipment manufacturer and distributor, slot route operator and information provider. If we are unable to obtain or maintain such licenses or approvals, it would have a material adverse effect upon our business, results of operations and financial condition. Moreover, we are required to obtain specific approvals of our mobile gaming systems, race and sports systems and games.

If other gaming jurisdictions do not adopt mobile gaming legislation similar to the mobile gaming law in Nevada or otherwise permit mobile gaming on any terms at all, we will be unable to expand our mobile gaming business outside of Nevada.

Our ability to expand our mobile gaming business in jurisdictions other than Nevada depends upon other gaming jurisdictions adopting mobile gaming legislation or otherwise permitting the play of casino-style games via mobile devices. Currently, Nevada is the first and the only state to enact legislation specifically authorizing mobile gaming for casino-style games within the United States. Such gaming is currently authorized in the United Kingdom. We are aware of tribal gaming authorities that have specifically permitted mobile gaming involving traditional casino games, and other tribal gaming authorities may allow Nevada-style mobile gaming in practice as they allow mobile bingo gaming, but there is no guarantee that we would be able to operate mobile gaming in any tribal jurisdiction. The adoption of gaming legislation and regulation can be affected by a variety of political, social and public policy forces, and gaming jurisdictions other than Nevada may not adopt mobile gaming legislation or regulation involving traditional casino games in the foreseeable future. To the extent that other jurisdictions do adopt mobile gaming legislation or regulation involving traditional casino games or race and sports books, we may not be able to comply fully with the legislation or regulation without incurring substantial additional development costs, or at all. If we are required to modify our mobile gaming system to comply with such potential legislation or regulation, we may suffer the increased costs of maintaining multiple variants of our mobile gaming system to comply with the differing legislation or regulation of different jurisdictions. If other gaming jurisdictions fail to adopt mobile gaming legislation or regulation involving traditional casino games or we are unable to comply with such legislation or regulation without substantial additional costs, we may be unable to unable to expand our mobile gaming business outside of Nevada.

Legislative and regulatory changes could negatively affect our business and the business of our customers.

Future delays in, amendments to, or repeals of legislation approving gaming or the expansion of gaming in jurisdictions in which we operate or plan to commence operations may adversely affect our operations. Delays in approvals of our casino partners’ operations or expansions of their operations could have a material adverse effect upon our business, results of operations and financial condition.

Legislative and regulatory changes may affect demand for or place limitations on the placement of our products. Such changes could affect us in a variety of ways. Legislation or regulation may introduce limitations on our products or opportunities for the use of our products. Our business will also suffer if our technology or products become obsolete due to changes in laws or the regulatory framework.

Legislative or regulatory changes negatively impacting the gaming industry as a whole or our customers in particular could also decrease the demand for our products. Opposition to gaming could result in restrictions or even prohibitions of gaming operations in any jurisdiction or could result in increased taxes on gaming revenues. Conversely, changes in legislation expanding legalized gaming in various U.S. and foreign jurisdictions, or on the internet, may result in new competitors entering the gaming industry or expansion of the types of gaming products offered by our existing competitors or locations in which they operate, which may reduce demand for our products. Tax matters, including changes in state, federal or other tax legislation or assessments by tax authorities, could have a negative impact on our business. A reduction in growth of the gaming industry or in the number of gaming jurisdictions or delays in the opening of new or expanded casinos could reduce demand for our products. Changes in current or future laws or regulations or future judicial intervention in any particular jurisdiction may have a material adverse effect on our existing and proposed foreign and domestic operations. Any such adverse change in the legislative or regulatory environment could have a material adverse effect upon our business, results of operations and financial condition.

Our business results of operations or financial condition may be adversely affected by federal legislation and tax laws affecting the gaming industry.

In 2006, the United States Unlawful Internet Gambling Enforcement Act, which we refer to as the “UIGEA” was enacted. The UIGEA prohibits any person engaged in the business of betting or wagering from knowingly accepting payments related to unlawful bets or wagers transmitted over the internet. The UIGEA prohibits financial institutions and other payment processors from processing online gaming-related financial transactions and expressly requires internet bets and wagers to comply with the law of the jurisdiction where the wagers are initiated and received. In addition, the U.S. Congress has proposed several bills that would prohibit any person from accepting wagers on amateur sporting events including high school, college and Olympic events.

Pursuant to the Professional and Amateur Sports Protection Act of 1993, which we refer to as the “Sports Protection Act,” the proliferation of legalized sports books and wagering was significantly curtailed. The Sports Protection Act effectively outlawed sports betting nationwide, excluding Nevada and sports lotteries in Oregon, Montana, and Delaware. Thus, sports books and wagering are permitted to continue to operate in Nevada, provided the wager originates in Nevada and is received by a licensed sports book in Nevada. Moreover, the Interstate Wire Act also prohibits those in the business of betting and wagering from using a wire communication facility for the transmission in interstate or foreign commerce of any bets, wagers or information assisting in the placing of such bets and wagers on any sporting event or contest unless such betting or wagering activity is specifically authorized in each jurisdiction involved.

Unless the federal prohibitions on sports wagering are repealed or limited and sports wagering is legalized in states or tribal jurisdictions located in the United States, we will be unable to expand our sports book business outside of Nevada within the United States. While New Jersey has passed a referendum to permit sports wagering, we are not aware of any pending federal legislation that would permit the expansion of sports wagering.

There is no guarantee that future legislation will not adversely affect our operations. Additionally, federal and state tax legislation matters, including changes to current law, or new assessments by taxing authorities could also negatively impact our business, results of operations and financial condition.

An adverse change affecting the gaming industry, such as a change in gaming regulations or a decrease in the rate of growth and popularity of casino gaming, particularly those casinos with race and sports wagering, could have a material adverse effect upon our business, results of operations and financial condition.

If we are unable to comply fully with evolving gaming regulations, we may incur substantial additional development costs and delays or be unable to compete successfully in the mobile gaming and race and sports book market.

Nevada gaming laws and regulations require that our mobile gaming and race and sports book wagering systems be approved by the Nevada Gaming Commission before we may distribute these systems to Nevada casinos. The Nevada Gaming Commission continues to apply stringent requirements regarding the overall security and integrity of mobile gaming and race and sports book wagering systems. To the extent that our mobile gaming and race and sports book wagering systems do not comply with the latest such requirements, we would need to undertake additional research and development activities that may be costly, time consuming or require the procurement of components that are costly and scarce in supply. Despite undertaking additional research and development activities, we may not be able to design or develop a mobile gaming or race and sports book wagering system that fully complies with the Nevada Gaming Commission’s evolving requirements, in which case we would be unable to manufacture, distribute or operate mobile gaming or race and sports book wagering systems, which would have a material adverse effect upon our business, results of operations and financial condition.

Any defects in, or fraudulent manipulation of, our mobile gaming and race and sports book systems, whether as a result of a security breach or employee misconduct, could reduce our revenues, increase our costs, burden our engineering and marketing resources, involve us in litigation and adversely affect our gaming licenses.

The real or perceived integrity and security of mobile gaming and race and sports book systems is critical to their ability to attract players. We strive to set exacting standards of personal integrity for our employees and system security for the systems that we provide to gaming establishments, and our reputation in this regard is an important factor in our business dealings with our customers and regulators, such as the Nevada Gaming Commission and other governmental agencies. For this reason, any allegation or a finding of improper conduct on our part, or on the part of one or more of our employees, could have a material adverse effect upon our business, results of operations and financial condition.

Our success depends in part on our ability to avoid, detect and correct software and hardware defects and prevent fraudulent manipulation of our gaming and wagering systems. We incorporate security features into the design of our gaming and wagering products in order to prevent us or our customers from being defrauded. Although our mobile gaming and race and sports book systems are subject to rigorous internal testing and will be subject to additional testing by regulators, we may not be able to develop and maintain products that are free from defects or manipulations and that satisfy these tests.

Although we do not believe it is likely, it is possible that an individual could breach our system. The occurrence of such fraudulent manipulation or of defects or malfunctions could result in financial losses for our customers and, in turn, termination of our contracts. Any of these occurrences could also result in the loss of or delay in the market acceptance of our gaming and wagering systems and loss of licenses and revenues.

In addition, the occurrence of defects in, or fraudulent manipulation of, our mobile gaming or race and sports book systems may give rise to claims for lost revenue and related disputes by players and may subject us to disciplinary action by regulatory authorities that could include suspension or revocation of our regulatory approvals and licenses. Some of our products are complex and may contain undetected defects. The occurrence of defects or malfunctions in one or more of our products could result in financial losses for our customers and termination of contracts and could additionally result in lost revenues, civil damages and regulatory penalties, as well as possible rescission of product approvals. Any of these occurrences could also result in the loss of or delay in market acceptance of our products and loss of placements. Further, in the event of such issues with our gaming products or software, substantial engineering and marketing resources may be diverted from other areas to rectify the problem.

Disrupted operation of our mobile gaming system and race and sports book systems caused by the network infrastructure of the casinos in which they are installed could cause dissatisfaction among customers and gaming establishments and may harm our operating results.

Our systems may utilize the wireless network installed at the host casino. Failures or disruptions of our casino partner’s wireless network that result in the stoppage of play or in reduced performance of our gaming and wagering systems could disrupt players’ gaming experience, adversely affect our casino partner’s satisfaction with our products, delaying market acceptance of our mobile gaming system and race and sports book system, or otherwise have a material adverse effect upon our business, results of operations and financial condition.

A decline in the popularity or affordability of gaming could reduce the demand for our products, which would adversely affect our business.

Our business depends on consumer demand for the products and services that we provide. Gaming is a discretionary leisure activity, and participation in discretionary leisure activities has in the past, and may in the future, decline during economic downturns because consumers have less disposable income. Gaming activity may also decline based on changes in consumer confidence related to general economic conditions or outlook, fears of war, future acts of terrorism, or other factors. A reduction in tourism could also result in a decline in gaming activity. Finally, a legislature or regulatory authority may prohibit all or some gaming activities in its jurisdiction. A decline in gaming activity as a result of these or any other factors could have a material adverse effect upon our business, results of operations and financial condition.

Changes in consumer preferences could also harm our business. Gaming competes with other leisure activities as a form of consumer entertainment, and may lose popularity as new leisure activities arise or as other leisure activities become more popular. In addition, gaming in traditional gaming establishments may compete with internet-based gaming products, when and if legalized, and we may not be in a position to provide competitive internet gaming products. To the extent that the popularity of gaming in traditional gaming establishments declines as a result of these factors, the demand for our gaming system may decline and our business may be adversely affected.

Continued weakness in the United States and global economy may adversely affect consumer spending and tourism trends.

Discretionary consumer spending has been adversely affected by continued economic weakness in the United States and worldwide. Consumers are traveling less and spending less when they do travel. Likewise, corporate spending on conventions and business development is being significantly curtailed as businesses cut their budgets. Since our business model relies on significant expenditure on discretionary items, continuation or deepening of the weak economic conditions will further adversely affect our operations. Adverse conditions in the local, regional, national and global markets would have a material adverse effect upon our business, results of operations and financial condition.

We could face substantial competition, which could reduce our market share and negatively impact our business, results of operations and financial condition.

There is intense competition in the gaming technology industry, and it is characterized by dynamic customer demand and rapid technological advances. We must continually adapt our approach and our products to meet this demand and match these technological advances, and if we cannot do so, our business, results of operations and financial condition may be adversely impacted. Due to the downturn in the economy in general and particularly in the gaming industry, we may not be able to adapt to the market adequately. Any inability of ours to remain dynamic in the face of changes in the market would have a material adverse effect upon our business, results of operations and financial condition.

We believe that we are the only fully licensed active operator of mobile gaming in Nevada. International Game Technology, Fortunet, Inc. and Shuffle Master, Inc. currently hold mobile gaming licenses; however, none of these companies is actively offering a mobile gaming product. In the future, these companies may seek to enter the casino mobile gaming market. We anticipate that over time additional competitors could include other manufacturers of gaming products and systems that have already established relationships with casinos, and that have received some, if not all, of the regulatory approvals that would be required to market or operate mobile gaming.

We face significant competition in our race and sports book business from operations throughout Nevada. Many traditional casino operators already own and manage race and sport book businesses and may offer more amenities or benefits to players than we may be able to reasonably offer at the race and sports books we operate. In addition, independent companies that operate race and sports books at casinos, such as American Wagering, Inc. via its Leroy’s subsidiary, have many decades of operating experience, casino relationships and customer loyalty that they employ to compete against our race and sports book products. American Wagering has introduced a mobile telephone wagering application, allowing their patrons to wager via mobile phones throughout Nevada. The United Kingdom-based bookmaker William Hill is in the process of acquiring American Wagering and two of our other competitors in the market, pending regulatory approval. Those companies may expand their volume of sports wagering. It is also possible that one or more of our competitors may decide to develop their own mobile sports wagering and in-game betting platforms that would compete with us.

Our business may be adversely impacted by the expansion of legalized gaming in various U.S. and foreign jurisdictions, or on the internet, in which gaming regulations permitting increased gaming are adopted in the future or in which existing types of gaming are expanded by our competitors. These locales may lure customers who are interested in traditional gaming away from Nevada.

Expansion of the gaming industry faces opposition that could limit our access to some markets and impair our growth.

We expect a substantial portion of our future growth to result from the general expansion of the gaming industry and/or the expansion of allowable forms of gaming. The expansion of gaming activities in new markets can be very controversial and may depend heavily on the support of national, local and tribal governments.

Changes in government leadership, failure to obtain requisite voter support in referenda, failure of legislators to enact enabling legislation and limitations on the volume of gaming activity that is permitted in particular jurisdictions may prevent us from expanding our operations into new markets. A failure by the gaming industry to expand could have a material adverse effect upon our business, results of operations and financial condition.

Gaming opponents continue to persist in efforts to curtail the expansion of legalized gaming. Unfavorable public referendums, anti-gaming legislation or unfavorable legislation affecting or directed at manufacturers or operators of gaming products may materially and adversely impair our business and growth prospects. Gaming opponents, including traditional gaming machine manufacturers, may succeed in prohibiting or limiting the expansion of mobile gaming where it is currently permitted, in either case to the detriment of our business.

Acts of terrorism and war, natural disasters and severe weather may negatively impact our future profits.

Terrorist attacks and other acts of war or hostility have created many economic and political uncertainties. We cannot predict the extent to which terrorism, security alerts or war, popular uprisings or hostilities throughout the world will directly or indirectly impact our business, results of operations and financial condition. As a consequence of the threat of terrorist attacks and other acts of war or hostility in the future, premiums for a variety of insurance products have increased, and some types of insurance are no longer available.

In addition, natural and man-made disasters such as major fires, floods, hurricanes, earthquakes and oil spills could also adversely impact our business. As our business depend in part on our players’ ability to travel, severe or inclement weather would have a material adverse effect upon our business, results of operations and financial condition.

Risks Related to the Contribution

The contribution might be challenged by creditors as a fraudulent transfer or conveyance, and equity holders and creditors of the entity held liable could be adversely affected should a court agree with such a challenge.

Although we do not believe that the contribution will result in a fraudulent conveyance or transfer, if a court in a suit by an unpaid creditor or representative of creditors of Cantor or another entity transferring consideration to us, such as a trustee in bankruptcy, or Cantor or such other entity itself, as debtor-in-possession in a reorganization case under Title 11 of the U.S. Code, were to find that:

•

the contribution (or any component transaction thereof), was undertaken for the purpose of hindering, delaying or defrauding creditors of Cantor or another entity by transferring consideration to us as part of the contribution; or

•

Cantor or another entity transferring consideration to us as part of the contribution received less than reasonably equivalent value or fair consideration in connection with the contribution and (1) any of Cantor or such other entity (as applicable) were insolvent immediately before, or were rendered insolvent by, the contribution, (2) Cantor or such other entity (as applicable) immediately prior to, or as of the effective time of, the completion of the contribution, and after giving effect thereto, intended or believed that it would be unable to pay its debts as they became due or (3) the capital of any of Cantor or such other entity (as applicable) immediately before, or at the effective time of, the completion of the contribution, and after giving effect thereto, was inadequate to conduct its business;

then that court could determine that the contribution (or any component transaction thereof), violated applicable provisions of the U.S. Bankruptcy Code or applicable non-bankruptcy fraudulent transfer or conveyance laws. This determination would permit unpaid creditors, the bankruptcy trustee or debtor-in-possession to rescind the contribution (or component transaction thereof), to recover the consideration transferred or an amount equal to the value thereof from us, or to subordinate or render unenforceable the debt incurred in furtherance thereof, or to require us or the holder of such debt to fund liabilities for the benefit of creditors. Our equity holders and creditors held liable as a result of such a determination would be adversely affected to the extent each is required to surrender value to satisfy its liability.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied. Generally, however, an entity would be considered insolvent if:

•	the sum of its liabilities, including contingent liabilities, is greater than its assets, at a fair valuation;

•

the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and matured; or

•	it is generally not paying its debts as they become due.

Similar provisions would also apply in any other jurisdiction in which the contribution took effect.

The pro forma financial information in this prospectus may not permit you to predict our costs of operations; the estimates and assumptions used in preparing our pro forma financial information may be materially different from our actual experience as a separate, independent company; and our actual results of operations could materially differ from the pro forma financial information in this prospectus.

In preparing the pro forma financial information in this prospectus, we have made adjustments to our historical financial information based upon currently available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the contribution and related transactions. These adjustments include, among other items, a deduction and charge to earnings for estimated income taxes based on an estimated tax rate, and estimated salaries, payroll taxes and benefits for our working partners. These and other estimates and assumptions used in the calculation of the pro forma financial information in this prospectus may be materially different from our actual experience as a separate, independent company. The pro forma financial information in this prospectus does not purport to represent what our or Cantor Entertainment Technology U.S.’s or Cantor Entertainment Technology Global’s results of operations would actually have been had we, Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global operated as a separate, independent company during the periods presented, nor does the pro forma information give effect to any events other than those discussed in the unaudited pro forma financial information and related notes. The pro forma financial information also does not purport to be indicative of our results of operations as of any future date or future period. Our actual results of operations could materially differ from the pro forma financial information in this prospectus.

Risks Related to our Relationship with Howard Lutnick, Cantor and Affiliates

We are controlled by our Chairman of the Board, Mr. Lutnick, who in turn controls Cantor. Such control has the potential for conflicts of interest, and Mr. Lutnick may exercise control in a way that favors his and Cantor’s interests to our detriment.

Mr. Lutnick is able to exercise control over our management and affairs and all matters requiring stockholder approval, including the election of our directors and determinations with respect to acquisitions and dispositions, as well as material expansions or contractions of our business, entry into new lines of business and borrowings and issuances of Class A common stock and Class B common stock or other securities. Mr. Lutnick’s voting power may also have the effect of delaying or preventing a change of control of us. Conflicts of interest may arise between us on the one hand and Mr. Lutnick and Cantor on the other hand in a number of areas relating to our past and ongoing relationships, including:

•	potential acquisitions and dispositions of businesses;

•	the issuance or disposition of securities by us;

•	the election of new or additional directors to our Board of Directors;

•

the payment of dividends by us (if any), distribution of profits by Cantor Entertainment Technology U.S., Cantor Entertainment Technology Global and/or Cantor Entertainment Technology Holdings and repurchases of shares of our common stock or purchases of Cantor Entertainment Technology Holdings limited partnership units or other equity interests in our subsidiaries, including from Cantor or our executive officers;

•	business operations or business opportunities of ours and Cantor’s that would compete with the other party’s business opportunities;

•	labor, tax, employee benefits, indemnification and other matters arising from the contribution;

•	intellectual property matters;

•	business combinations involving us; and

•	the nature, quality and pricing of administrative services to be provided by Cantor.

The service of officers or partners of Cantor as our executive officers and directors, and those persons’ ownership interests in and payments from Cantor and its affiliates, could create conflicts of interest when we and those directors or officers are faced with decisions that could have different implications for us and Cantor.

Agreements between us and Cantor are between related parties, and the terms of these agreements may be less favorable to us than those that we could have negotiated with third parties.

Our relationship with Cantor results in agreements with Cantor that are between related parties. As a result, the prices charged to us or by us for services provided under agreements with Cantor may be higher or lower than prices that may be charged by third parties and the terms of these agreements may be less favorable to us than those that we could have negotiated with third parties.

Because we will depend on services and access to operating assets provided by third parties to Cantor, we may not have recourse against those third parties.

Many of the assets and services that will be provided by Cantor under the terms of the Administrative Services Agreement that will be entered into between us and Cantor will be leased or provided to Cantor by third party vendors. As a result, in the event of a dispute between Cantor and a third party vendor, we could lose access to, or the right to use, as applicable, office space, personnel, corporate services and operating assets. In such a case, we would have no recourse with respect to the third party vendor. Our inability to use these services and operating assets for any reason, including any termination of the Administrative Services Agreement between us and Cantor or the agreements between Cantor and third party vendors, could result in serious interruptions of our operations.

We may be required to pay Cantor for a significant portion of the tax benefit relating to any additional tax depreciation or amortization deductions we claim as a result of any step-up in the tax basis in the assets of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global resulting from the exchange of limited partnership units in Cantor Entertainment Technology Holdings for our Class A common stock.

Certain limited partnership units in Cantor Entertainment Technology Holdings may, in effect, be exchanged in the future for shares of our Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments). The exchanges may result in increases to our share of the tax basis of the tangible and intangible assets of each of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global that otherwise would not have been available, although the Internal Revenue Service may challenge all or part of that tax basis increase, and a court could sustain such a challenge by the Internal Revenue Service. These increases in tax basis, if sustained, may reduce the amount of tax that we would otherwise be required to pay in the future.

In connection with the contribution and related transactions, we expect to enter into a tax receivable agreement with Cantor that provides for the payment by us to Cantor of     % of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of these increases in tax basis and of certain other tax benefits related to its entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. It is expected that we will benefit from the remaining     % of cash savings, if any, in income tax that we realize.

Pursuant to the tax receivable agreement, we will determine, after consultation with Cantor, the extent to which we are permitted to claim any such tax benefits, and such tax benefits will be taken into account in computing any cash savings so long as our accountants agree that it is at least more likely than not that such tax benefit is available.

Pursuant to the tax receivable agreement,     % of each payment that would otherwise be made by us will be deposited into an escrow account until the expiration of the statute of limitations for the tax year to which the payment relates. If the Internal Revenue Service successfully challenges the availability of any tax benefit and determines that a tax benefit is not available, we will be entitled to receive reimbursements from Cantor for amounts we previously paid under the tax receivable agreement and Cantor will indemnify us and hold us harmless with respect to any interest or penalties and any other losses in respect of the disallowance of any deductions which gave rise to the payment under the tax receivable agreement (together with reasonable attorneys’ and accountants’ fees incurred in connection with any related tax contest, but the indemnity for such reasonable attorneys’ and accountants’ fees shall only apply to the extent Cantor is permitted to control such contest). Any such reimbursement or indemnification payment will be satisfied first from the escrow account (to the extent funded in respect of such payments under the tax receivable agreement). See “Certain Relationships and Related Transactions—Tax Receivable Agreement.”

For purposes of the tax receivable agreement, cash savings in income and franchise tax will be computed by comparing our actual income and franchise tax liability to the amount of such taxes that we would have been required to pay had there been no depreciation or amortization deductions available to us that were attributable to an increase in tax basis (or any imputed interest) as a result of an exchange and had we not entered into the tax receivable agreement. The tax receivable agreement will remain in effect until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the tax receivable agreement for an amount based on an agreed value of payments remaining to be made under the agreement, provided that if Cantor and we cannot agree upon a value, the agreement will remain in full force and effect. While the actual amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, including the timing of exchanges, the extent to which such exchanges are taxable and the amount and timing of the income that we achieve, it is expected that as a result of the anticipated magnitude of the increases in the tax basis of the tangible and intangible assets of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global attributable to our interest in Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global, during the term of the tax receivable agreement, the payments that we may make to Cantor could be substantial. Our ability to achieve benefits from any remaining cash savings in income tax that we realize will depend upon a number of factors, including the timing and amount of our future income.

Risks Related to This Offering and Our Structure

There is no established trading market for our Class A common stock, and any market for our Class A common stock that develops may be highly volatile and result in your inability to sell your shares at or above the initial public offering price.

Prior to this offering, there has been no established trading market for our Class A common stock. We intend to apply to list our Class A common stock on the Nasdaq Global Market. However, an active public market for our Class A common stock may not develop or be sustained after this offering. If you purchase shares of our Class A common stock in this offering, you will pay a price that was determined through negotiation between us and the representatives of the underwriters, and may not be indicative of the market price for our Class A common stock after this offering. You may not be able to sell your shares of our Class A common stock at or above the initial public offering price, or at all.

The price at which our Class A common stock will trade after this offering may be volatile due to a number of factors, including:

•	investors’ perceptions of our prospects;

•	investors’ perceptions of the prospects of the mobile gaming and race and sports book businesses and more broadly, the gaming industry;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	changes in analysts’ recommendations or projections;

•	fluctuations in quarterly operating results;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures, or new product developments;

•	changes or trends in our industry, including price volatility, trading volumes, competitive or regulatory changes or changes in the gaming business;

•	adverse resolution of new or pending litigation against us;

•	additions or departures of key personnel;

•	changes in general economic conditions;

•	broad market fluctuations; and

•	the absence of voting rights for shares of our Class A common stock.

In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against us, as well as announced changes in our business plans or those of our competitors, could adversely affect the trading price of our Class A common stock, regardless of the likely outcome of those developments. Broad market and industry factors may adversely affect the market price of our Class A common stock, regardless of our actual operating performance. As a result, our Class A common stock may trade at prices significantly below the initial public offering price. Declines in the price of our Class A common stock may also adversely affect our ability to recruit and retain key employees, including our working partners and other key professional employees.

If you purchase shares of Class A common stock sold in this offering, you will experience immediate and substantial dilution.

The initial public offering price of our Class A common stock will be substantially higher than the net tangible book value per share of our Class A common stock immediately after this offering. Therefore, if you purchase shares of our Class A common stock in this offering, you will experience immediate and substantial dilution of $              per share (assuming the Class A common stock is offered at $              per share, the midpoint of the estimated price range set forth on the cover page of this prospectus) because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the shares you acquire based on the pro forma net tangible book value per share of our Class A common stock as of             , 2011. See “Dilution.”

Future sales of shares of Class A common stock could adversely affect the market price of our Class A common stock. Our stockholders could be diluted by such future sales and be further diluted upon exchange of Cantor Entertainment Technology Holdings limited partnership units into our Class A common stock, and upon issuance of additional Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global limited partnership interests to Cantor Entertainment Technology Holdings as a result of future issuances of Cantor Entertainment Technology Holdings limited partnership units.

Future sales of our shares could adversely affect the market price of our Class A common stock. If our existing stockholders sell a large number of shares of our Class A common stock, or if we issue a large number of shares of our Class A common stock in connection with future acquisitions, strategic alliances, third-party investments, private placements or otherwise, such as this offering, the market price of our Class A common stock could decline significantly. Moreover, the perception in the public market that these stockholders might sell shares could depress the market price of our Class A common stock.

We intend to register under the U.S. Securities Act of 1933, as amended, which we refer to as the “Securities Act,” shares of our Class A common stock, which are reserved for issuance upon exchange of exchangeable compensatory Cantor Entertainment Technology Holdings limited partnership units, exercise of options, vesting of restricted stock units and in connection with other incentive awards granted under our Long-Term Incentive Plan. These shares can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates. We may in the future register additional shares of our Class A common stock under the Securities Act that become reserved for issuance under our Long-Term Incentive Plan or other employee benefit plans, for issuance in connection with acquisitions, controlled equity offerings or otherwise.

Cantor may exchange all of its Cantor units for shares of our Class A common stock upon the closing of this offering, generally on a one-for-one basis (subject to customary anti-dilution adjustments). Each of the founding partners may exchange     % of his founding partner units upon the closing of this offering on the same basis, with the remaining     % held by each founding partner to be exchangeable upon Cantor’s determination that such units can be exchanged.

Any Cantor Entertainment Technology Holdings working partner units that are issued will not be exchangeable with us unless otherwise determined by us with the written consent of Cantor. The shares ultimately issuable pursuant to exchanges of Cantor Entertainment Technology Holdings exchangeable limited partnership units and any of our RSUs that are issued in connection with the closing of this offering would be shares of Class A common stock issued pursuant to our Long-Term Incentive Plan or similar plan.

In connection with the contribution and related transactions, shares of Class A common stock will be reserved for issuance upon the exchange of the Cantor units, which shares, including any shares distributed by Cantor to partners, will be entitled to demand and piggyback registration rights under the terms of a registration rights agreement that we will enter into with Cantor as a part of the contribution and related transactions. In light of the number of shares of Class A common stock issuable in connection with the full exchange of the Cantor units, the price of our Class A common stock may decrease and our ability to raise capital through the issuance of equity securities may be adversely impacted as these exchanges occur and transfer restrictions, if any.

We are a holding company, and accordingly we are dependent upon distributions from Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global to pay dividends, taxes and other expenses and to make repurchases.

We are a holding company with no independent means of generating revenues. Any dividends declared by us and all applicable taxes payable in respect of our net taxable income, if any, will be paid from distributions to us from Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global. To the extent that we need funds to pay dividends or to pay taxes on our share of Cantor Entertainment Technology U.S.’s and Cantor Entertainment Technology Global’s net taxable income, or to repurchase shares of our Class A common stock or Cantor Entertainment Technology Holdings limited partnership units or if we need funds to pay dividends, make repurchases or for any other purpose, and either Cantor Entertainment Technology U.S. or

Cantor Entertainment Technology Global is restricted from making such distributions under applicable law or regulation, including taxation of repatriation of foreign earnings, or is otherwise unable to provide such funds, it could materially adversely affect our business, results of operations and financial condition and our ability to declare dividends. In addition, any unanticipated accounting or other charges against net income could adversely affect our ability to pay dividends, taxes and other expenses and to make repurchases.

We do not expect to pay any cash dividends for the foreseeable future. Accordingly, investors in this offering may never obtain a return on their investment.

You should not rely on an investment in our Class A common stock to provide dividend income. We do not anticipate that we will pay any cash dividends to holders of our Class A common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, our ability to pay cash dividends may be prohibited or limited to the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our Class A common stock.

Our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

Some provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. These provisions could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Our Amended and Restated Bylaws provide that special meetings of stockholders may be called only by the Chairman of our Board of Directors, or in the event the Chairman of our Board of Directors is unavailable, by the Chief Executive Officer or by the holders of a majority of the voting power of our Class B common stock, which is held by Mr. Lutnick and the Trust controlled by him. In addition, our Amended and Restated Certificate of Incorporation permits us to issue “blank check” preferred stock.

Our Amended and Restated Bylaws require advance written notice prior to a meeting of stockholders of a proposal or director nomination which a stockholder desires to present at such a meeting, which generally must be received by our Secretary not later than 120 days prior to the first anniversary of the date of our proxy statement for the preceding year’s annual meeting. Our Amended and Restated Bylaws provide that all amendments to our Amended and Restated Bylaws must be approved by either the holders of a majority of the voting power of all outstanding capital stock entitled to vote or by a majority of our Board of Directors. Only holders of shares of our Class B common stock are entitled to submit any stockholder proposals or to vote on any such amendments.

In addition, our businesses are heavily regulated, and some of our regulators require that they approve transactions that could result in a change of control, as defined by the then-applicable rules of our regulators. For example, since we will be a registered company under Nevada’s gaming laws, we will be required to obtain the approval of the Nevada Gaming Commission with respect to a change in control. In addition, persons seeking to acquire control of us will be required to meet the requirements of the Nevada gaming authorities before assuming control. The requirement that this approval be obtained may prevent or delay transactions that would result in a change of control.

Further, our Long-Term Incentive Plan will contain provisions pursuant to which grants that are unexercisable or unvested may automatically become exercisable or vested as of the date immediately prior to certain change of control events.

The foregoing factors, as well as the lack of voting rights of shares of Class A common stock and control of us by Mr. Lutnick, could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for our Class A common stock, which, under certain circumstances, could reduce the market value of our Class A common stock. See “Description of Capital Stock—Anti-Takeover Effects of Nevada Law and our Amended and Restated Certificate of Incorporation and Bylaws.”

Delaware law may protect decisions of our Board of Directors that have a different effect on holders of Class A common stock and Class B common stock.

Stockholders may not be able to challenge decisions that have an adverse effect upon holders of Class A common stock if our Board of Directors acts in a disinterested, informed manner with respect to these decisions, in good faith and in the belief that it is acting in the best interests of our stockholders. Delaware law generally provides that a Board of Directors owes an equal duty to all stockholders, regardless of class or series, and does not have separate or additional duties to either group of stockholders, subject to applicable provisions set forth in a company’s charter.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

The net proceeds from the sale of shares by us in the offering may be used to pay down a portion of the Cantor Note and for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or other assets. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds to us from this offering may be invested with a view towards long-term benefits for our stockholders, and this may not increase our operating results or the market value of our Class A common stock. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act,” the Sarbanes-Oxley Act of 2002, which we refer to as “Sarbanes-Oxley,” the Dodd-Frank Wall Street Reform and Consumer Protection Act, which we refer to as the “Dodd-Frank Act,” the listing requirements of the Nasdaq Stock Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

If we are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.

If we are unable to maintain adequate internal controls for financial reporting in the future, or if our auditors are unable to express an opinion as to the effectiveness of our internal controls as will be required pursuant to the Sarbanes-Oxley Act, investor confidence in the accuracy of our financial reports may be impacted or the market price of our Class A common stock could be negatively impacted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this prospectus that are forward-looking statements. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue,” “strategy,” “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements.

Our actual results and the outcome and timing of certain events may differ significantly from the expectations discussed in the forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to:

•	our relationship with Cantor and its affiliates and any related conflicts of interest, competition for managers and key employees;

•	the market’s acceptance of our gaming technology products;

•

increased competition in our markets, including as a result of the legalization of gaming in states adjacent to our operations or expansion of the type of gaming permitted in the states in which we operate;

•	economic, competitive, demographic, business, regulatory, political and other conditions in our local and regional markets;

•	the effects of competition, including locations of competitors and operating and market competition;

•	changes in, or failure to comply with, laws, regulations or decisions of courts, regulators and governmental bodies;

•	the loss of any license or permit, including the failure to obtain an unconditional renewal of a required gaming license on a timely basis;

•	increases in existing taxes or the imposition of new taxes on gaming revenues or mobile gaming;

•

actions taken or omitted to be taken by third parties, including customers, suppliers, competitors, members and shareholders, as well as legislative, regulatory, judicial and other governmental authorities;

•	our ability to attract and retain experienced management;

•	our ability to manage fluctuations of currencies in which we receive revenue or incur expenses;

•	failures or disruptions of our networks or the networks of our casino partners;

•	economic conditions and the disposable income of players for travel and entertainment activities;

•	consumer preferences for leisure and entertainment activities; and

•	our ability to successfully develop new gaming technology products.

We believe that all forward-looking statements are based upon reasonable assumptions when made. However, we caution that it is impossible to predict actual results or outcomes or the effects of risks, uncertainties or other factors on anticipated results or outcomes and that accordingly you should not place undue reliance on these statements. Forward-looking statements speak only as of the date when made, and we undertake no obligation to update these statements in light of subsequent events or developments.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $            million ($            million if the underwriters exercise their option to purchase additional shares in full), after deducting the estimated underwriting discounts and commissions and estimated offering expenses, assuming the shares of our Class A common stock are offered at $              per share, which represents the mid-point of the range set forth on the cover page of this prospectus.

We intend to use a portion of the net proceeds to us from this offering to repay $50.0 million of the aggregate principal amount of and accrued interest on the Cantor Note. The Cantor Note currently bears interest at a rate of 3-month LIBOR plus 600 basis points and is payable upon demand. The remaining $              outstanding under the Cantor Note will be converted to a term note due January 15, 2016 and bearing interest at a rate of 8.5% per annum.

We intend to contribute all of the remaining net proceeds to us from this offering to Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global in exchange for Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global limited partnership interests.

Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global intend to use the net proceeds they receive from us for various purposes, including general partnership purposes, as well as potential strategic alliances, acquisitions, joint ventures or capital investments. In addition, from time to time, we have evaluated and we expect to continue to evaluate and potentially pursue possible strategic alliances, acquisitions, joint ventures or capital investments.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, a $1.00 increase (decrease) in the assumed public offering price of $              per share would increase (decrease) the amount of proceeds of this offering by $             million.

DIVIDEND POLICY

We have not paid any dividends on our common stock to date. The payment of dividends in the future will be contingent upon the terms of our indebtedness, and our revenues and earnings, if any, capital requirements and general financial condition. It is the present intention of our Board of Directors to retain all earnings, if any, for use in our business operations and, accordingly, our Board of Directors does not anticipate paying any dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2011 on:

•	an actual basis;

•	a pro forma basis to give effect to the contribution and related transactions; and

•

a pro forma as adjusted basis to give further effect to the sale by us of              shares of our Class A common stock in this offering at an offering price of $              per share, which is the mid-point of the expected range of $              to $              per share, assuming that the underwriters have not exercised their over-allotment option.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes and our unaudited pro forma consolidated financial information and related notes, in each case included elsewhere in this prospectus.

	As of September 30, 2011
	Actual	Pro Forma	Pro Forma As Adjusted
Cash	$19,302

Interest payable to affiliate	17,407
Promissory note payable to affiliate	126,959
Partners’/stockholders’ equity (deficit)
Stockholders’ equity
Class A common stock, par value $0.01 per share; shares authorized; shares issued and outstanding at September 30, 2011
Class B common stock, par value $0.01 per share; shares authorized; shares issued and outstanding at September 30, 2011
Additional paid-in-capital
Accumulated other comprehensive income (loss)
Non-controlling interest	(326)
Retained deficit	(96,243)

Total partners’/stockholders’ equity (deficit)	(96,569)

Total capitalization	$47,797

DILUTION

As of September 30, 2011, our pro forma net tangible book value was approximately $              million, or approximately $(            ) per share of our Class A common stock outstanding. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities. After giving effect to our issuance of shares of our Class A common stock in this offering and Class B common stock in connection with the contribution, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us as well as other distributions by us in connection with the contribution, our pro forma as adjusted net tangible book value as of September 30, 2011 would have been approximately $(            ) million, or $(            ) per share of our common stock on an as converted basis (assuming all Cantor Entertainment Technology Holdings exchangeable limited partnership units were exchanged for shares of our Class A common stock). This represents an immediate dilution to new investors in our Class A common stock of approximately $            per share.

The following table illustrates this per share dilution (assuming that the underwriters do not exercise their over-allotment option, in whole or in part):

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2011	$
Increase per share attributable to this offering	$

Pro forma as adjusted net tangible book value per share after this offering		$

Dilution per share to new investors in this offering, assuming full exchange of all Cantor Entertainment Technology Holdings exchangeable limited partnership units into shares of our common stock		$

If the underwriters’ over-allotment option is exercised in full, the pro forma as adjusted net tangible book value per share of our Class A common stock after giving effect to the separation would be approximately $              per share and the dilution per share of our common stock to new investors in this offering would be $              per share.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same (and after giving effect to our issuance of shares of our Class A common stock in this offering and Class A and Class B common stock in connection with the contribution, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us as well as other distributions by us in connection with the contribution), a $1.00 increase (decrease) in the assumed public offering price of $              per share would increase (decrease), our pro forma net tangible book value as of September 30, 2011 by $              million, or $              per share of our common stock and represent an increase (decrease) in the immediate dilution to new investors in our common stock of approximately $ per share.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated statements of operations for the year ended December 31, 2010 and the nine months ended September 30, 2011 and the unaudited pro forma consolidated balance sheet as of September 30, 2011 present the results of Cantor Entertainment Technology, Inc. assuming the key transaction agreements entered into in connection with the closing of the contribution and this offering have been properly completed and we can consolidate Cantor Entertainment Technology, and as if the initial public offering of our Class A common stock and the contribution described below had each been completed as of January 1, 2010 with respect to the unaudited pro forma statement of operations and at September 30, 2011 with respect to the unaudited pro forma consolidated balance sheet.

Our Organizational Structure Post-Offering

Upon the closing of this offering, we expect to be structured as a holding company and our business will be operated through two operating partnerships, Cantor Entertainment Technology U.S., which will hold our U.S. businesses, and Cantor Entertainment Technology Global, which will hold our non-U.S. businesses.

The limited partnership interests of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global will be held by us and Cantor Entertainment Technology Holdings and the limited partnership units of Cantor Entertainment Technology Holdings will be held by Cantor, the founding partners and the working partners. We will hold the Cantor Entertainment Technology Holdings general partnership interest and the Cantor Entertainment Technology Holdings special voting limited partnership interest, which will entitle us to remove and appoint the general partner of Cantor Entertainment Technology Holdings, and serve as the general partner of Cantor Entertainment Technology Holdings, which will entitle us to control Cantor Entertainment Technology Holdings. Cantor Entertainment Technology Holdings, in turn, will hold the Cantor Entertainment Technology U.S. general partnership interest and the Cantor Entertainment Technology U.S. special voting limited partnership interest, which will entitle the holder thereof to remove and appoint the general partner of Cantor Entertainment Technology U.S., and the Cantor Entertainment Technology Global general partnership interest and the Cantor Entertainment Technology Global special voting limited partnership interest, which will entitle the holder thereof to remove and appoint the general partner of Cantor Entertainment Technology Global, and serve as the general partner of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global, all of which will entitle Cantor Entertainment Technology Holdings (and thereby us) to control each of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global. Cantor Entertainment Technology Holdings will hold its Cantor Entertainment Technology Global general partnership interest through a company incorporated in the Cayman Islands, Cantor Entertainment Technology Global Holdings GP Limited.

Upon the closing of this offering, there will be several types of economic interests in us, Cantor Entertainment Technology Holdings, Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global and they are as follows:

Cantor Entertainment Technology, Inc.

•

Cantor Entertainment Technology, Inc. Class A non-voting common stock (                 shares of which will be issued and outstanding upon the closing of this offering, including                 shares held by Cantor, an entity controlled by our Chairman of the Board, Howard W. Lutnick).

•

Cantor Entertainment Technology, Inc. Class B voting common stock (100 shares of which will be issued and outstanding upon the closing of this offering), which will be held exclusively by the Trust (95 shares) and Mr. Lutnick (5 shares). Each share of our Class A common stock is equivalent to a share of our Class B common stock for purposes of economic rights; however, shares of Class B common stock will be our only voting securities.

•	RSUs (of which will be issued and outstanding upon the completion of this offering).

Cantor Entertainment Technology Holdings:

•

Cantor Entertainment Technology Holdings exchangeable limited partnership interests, which we refer to as “Cantor units,” (            of which will be issued and outstanding upon the closing of this offering), which will be held by Cantor, and which will be immediately exchangeable with us for our Class A common stock generally on a one-for-one basis (subject to customary anti-dilution adjustments) upon the closing of this offering.

•

Cantor Entertainment Technology Holdings founding partner units (            of which will be issued and outstanding upon the closing of this offering), which will be limited partnership units held by the Trust (             units), Mr. Amaitis (                 units), and Mr. Merkel (                 units) , and of which             % held by each founding partner will be immediately exchangeable with us for our Class A common stock generally on a one-for-one basis (subject to customary anti-dilution adjustments) upon the closing of this offering, and the remaining             % held by each founding partner will not be exchangeable with us unless Cantor determines that such units can be exchanged by such founding partners with us for our Class A common stock, generally on a one-for-one basis (subject to customary anti-dilution adjustments), on terms and conditions to be determined by Cantor, provided that the terms and conditions of such exchange cannot in any way diminish or adversely affect our rights or the rights of our subsidiaries (it being understood that our obligation to deliver shares of our Class A common stock upon exchange will not be deemed to diminish or adversely affect our rights or the rights of our subsidiaries). Cantor will be the only holder of the Cantor units as of the closing of this offering. To the extent there are any additional holders of Cantor units in the future, any such consent of Cantor will be determined by the holders of a majority in interest of the Cantor units. Cantor expects to permit such exchanges from time to time. Once a Cantor Entertainment Technology Holdings founding partner unit becomes exchangeable, such founding partner unit is automatically exchanged for our Class A common stock upon termination or bankruptcy of the holder of such interest or upon redemption by Cantor Entertainment Technology Holdings, generally on a one-for-one basis (subject to customary anti-dilution adjustments).

•

Cantor Entertainment Technology Holdings working partner units (            of which will be issued and outstanding upon the closing of this offering), and will not be exchangeable with us unless otherwise determined by us with the written consent of Cantor in accordance with the terms of the Cantor Entertainment Technology Holdings limited partnership agreement. Once a Cantor Entertainment Technology working partner unit becomes exchangeable, such unit is automatically exchanged for Class A common stock upon termination or bankruptcy of the holder of such unit or upon redemption by Cantor Entertainment Technology Holdings, generally on a one-for-one basis (subject to customary anti-dilution provisions). Additional Cantor Entertainment Technology Holdings working partner units will be issued in the future from time to time to certain of our employees and other persons.

Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global:

•

Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global limited partnership interests, which will be issued and outstanding upon the closing of this offering (            and             , respectively, of which will be held by us and              and             , respectively, of which will be held by Cantor Entertainment Technology Holdings). There will be a one-for-one exchange ratio between Cantor Entertainment Technology Holdings limited partnership units and our Class A common stock, which reflects that one Cantor Entertainment Technology Holdings limited partnership unit and one share of our Class A common stock are expected to represent an equivalent indirect economic interest in the income stream of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global. As a result of Cantor Entertainment Technology Holdings’ ownership of Cantor Entertainment Technology U.S. limited partnership interests and Cantor Entertainment Technology Global limited partnership interests, Cantor, the founding partners and the working partners indirectly will have interests in Cantor Entertainment Technology U.S. limited partnership interests and Cantor Entertainment Technology Global limited partnership interests.

As a result of our expected ownership of the general partnership interest in Cantor Entertainment Technology Holdings and Cantor Entertainment Technology Holdings’ general partnership interest in each of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global, we expect to consolidate Cantor Entertainment Technology U.S.’s and Cantor Entertainment Technology Global’s results for financial reporting purposes.

The Contribution and Related Transactions

In connection with this offering, we expect to enter into a contribution agreement with Cantor, pursuant to which Cantor will contribute certain licenses and other assets to us and our subsidiaries in exchange for              shares of our Class A common stock and Cantor Entertainment Technology Holdings exchangeable limited partnership units, which will be exchangeable with us for shares of our Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments) immediately upon the closing of this offering. See “Certain Relationships and Related Transactions—Contribution Agreement” for a description of the licenses and assets to be contributed to us. In addition, in connection with this offering, we and Cantor Entertainment Technology Holdings expect to issue shares of Class B common stock to the Trust and Mr. Lutnick and Cantor Entertainment Technology Holdings founding partner units to the Trust, Mr. Amaitis and Mr. Merkel. The Trust and Messrs. Lutnick, Amaitis and Merkel will exchange their current ownership interests in our company for the foregoing shares of Class B common stock or Cantor Entertainment Technology Holdings founding partner units.

The adjustments have been made based on the information available and upon assumptions that management believes are reasonable to reflect on a pro forma basis the matters set forth below.

Adjustments: This pro forma combined financial information reflects certain adjustments to the audited consolidated financial statements of our operating company, Cantor G&W (Nevada), L.P., for our organizational structure post-closing and the contribution and related transactions, including for non-controlling interest and corporate taxes. Effective upon completion of this offering, indirectly through Cantor Entertainment Technology, Cantor will own approximately     % of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global. This ownership interest is reflected as an adjustment to non-controlling interest in these pro forma combined financial statements. This pro forma combined financial information also contains an adjustment for corporate taxes at a 35% effective rate.

Executive Officer Compensation: This pro forma combined financial information reflects the effect of our current proposed compensation arrangements with our executive officers whereby our executive officers would receive .

This Offering: The following unaudited pro forma consolidated financial statements assume that we will receive approximately $100.0 million in cash proceeds less underwriting discounts and commissions and expenses from this offering in exchange for shares of Class A common stock sold to the public at an assumed initial public offering price of $            per share, which represents the mid-point of the range set forth on the cover page of this prospectus. As of the closing of this offering, our Chairman of the Board, Howard W. Lutnick, and the Trust controlled by him will collectively own 100 shares of Class B common stock, which collectively will represent all of our voting power. We estimate that we will receive net proceeds from this offering of approximately $            million after deducting the estimated underwriting discounts and commissions and expenses, assuming the shares of our Class A common stock are offered at $            per share. Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, a $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the amount of proceeds of this offering by $              million.

We intend to use a portion of the net proceeds to us from this offering to repay $50.0 million of the aggregate principal amount of and accrued interest on the Cantor Note.

We intend to contribute all of the remaining net proceeds to us from this offering (including the net proceeds from any shares sold by us pursuant to the underwriters’ option to purchase additional shares) to Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global in exchange for Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global limited partnership interests.

Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global intend to use the net proceeds they receive from us for various purposes, including general partnership purposes, as well as potential strategic alliances, acquisitions, joint ventures or capital investments.

The unaudited pro forma combined financial information and accompanying notes should be read together with the consolidated financial statements and related notes appearing elsewhere in this prospectus. We derived the unaudited pro forma combined financial information by adjusting the consolidated financial statements of our operating company. These adjustments are based on currently available information and certain estimates and assumptions and, therefore, the actual effects of this offering and related transactions may differ from the effects reflected in the unaudited pro forma combined financial information. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of this offering and related transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial information.

You should read the following information in conjunction with “Our Organizational Structure,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Cantor Entertainment Technology, Inc.

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2010

(in thousands)

Pro Forma

	Historical	Adjustments	Subtotal	Executive Officer Compensation	Initial Public Offering	Contribution and Related Transactions	As Adjusted
Operating Revenues:
Race and sports book	$4,359
Mobile gaming	5
Sports and odds subscriptions	697
Financial fixed odds	460
Slot route	493

Total revenues	6,014
Less: Promotional allowances	(225)

Net revenues	5,789
Operating costs and expenses:
Costs of revenues	13,871
Selling, general and administrative	7,956
Depreciation and amortization	4,384
Loss on disposal of assets	1,809

Total operating costs and expenses	28,020

Operating loss	(22,231)
Other expense:
Interest expense	5,213

Loss from operations before income taxes	—
Provision (benefit) for income taxes	—

Consolidated net loss	(27,444)
Less: Net loss attributable to non-controlling interest in subsidiaries	(147)
Net loss attributable to Cantor G&W (Nevada), L.P. / available to common stockholders	$(27,297)

Per share data
Basic loss per share
Fully diluted loss per share
Basic weighted average shares of common stock outstanding
Fully diluted weighted average shares of common stock outstanding

Cantor Entertainment Technology, Inc.

Unaudited Pro Forma Combined Statement of Operations

For the Nine Months Ended September 30, 2011

(in thousands)

Pro Forma

	Historical	Adjustments	Subtotal	Executive Officer Compensation	Initial Public Offering	Contribution and Related Transactions	As Adjusted
Operating Revenues:
Race and sports book	$7,275
Mobile gaming	1,348
Sports and odds subscriptions	414
Financial fixed odds	387
Slot route	396

Total revenues	9,820
Less: Promotional allowances	(2,072)

Net revenues	7,748
Operating costs and expenses:
Costs of revenues	13,652
Selling, general and administrative	7,155
Depreciation and amortization	3,562
Loss on disposal of assets	—

Total operating costs and expenses	24,369

Operating loss	(16,621)
Other expenses:
Interest expense	5,612

Loss from operations before income taxes	—
Provision (benefit) for income taxes	—

Consolidated net loss	(22,233)
Less: Net loss attributable to non-controlling interest	(29)
Net loss attributable to Cantor G&W (Nevada), L.P. / available to common stockholders	$(22,204)

Per share data
Basic loss per share
Fully diluted loss per share
Basic weighted average shares of common stock outstanding
Fully diluted weighted average shares of common stock outstanding

Cantor Entertainment Technology, Inc.

Unaudited Pro Forma Combined Statement of Financial Condition

As of September 30, 2011

(in thousands)

	Historical	Adjustments	Subtotal	Executive Officer Compensation	Initial Public Offering	Contribution and Related Transactions	As Adjusted
Current assets:
Cash	$19,302	$	$	$	$	$	$
Receivables from customers, net	352
Other assets	1,924

Total current assets	21,578
Fixed assets and leasehold improvements, net	34,579
Goodwill	2,671
Intangibles, net	65
Other long-term assets	7,500

Total assets	$66,393

Liabilities and partners’/stockholders’ (deficit) equity
Current liabilities:
Interest payable to affiliate	$17,407	$	$	$	$	$	$
Promissory note payable to affiliate	126,959
Other payable to affiliates	—
Accounts payable and accrued liabilities	9,546
Customer deposits	9,004
Deferred revenue	46

Total current liabilities	162,962
Partners’/stockholders’ (deficit) equity
Stockholders’ equity
Class A common stock, par value $0.01 per share; shares authorized; shares issued and outstanding at September 30, 2011
Class B common stock, par value $0.01 per share; shares authorized; shares issued and outstanding at September 30, 2011
Additional paid-in capital
Accumulated other comprehensive income (loss)
Non-controlling interest	(326)
Retained deficit	(96,243)

Total partners’/stockholders’ (deficit) equity	(96,569)

Total liabilities and partners’/stockholders’ (deficit) equity	$66,393

Notes to Unaudited Pro Forma Combined Financial Information

(a)	To record adjustment for pro forma compensation expense representing additional compensation amounts had our executive officers received compensation from us at their anticipated fiscal year 2011 levels.

(b)	To record repayment of $50.0 million outstanding under the Cantor Note.

(c)	To record pro forma adjustment for the impact of the non-controlling interest ownership in Cantor Entertainment Technology Holdings by Cantor as of the date of this offering.

(d)	To record pro forma adjustments to reflect a corporate tax rate of 35% which we expect to be subject to as of the date of this offering; however, no tax benefit has been booked due to our full valuation allowances.

(e)	To record pro forma adjustments to capital accounts pursuant to this offering. We expect to complete the issuance of shares of our Class A common stock with a par value of $0.01 to the public at $ per share.

(f)	To record anticipated net cash proceeds of $ million less underwriting discounts and commissions and expenses of $ million from this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

Set forth below are selected historical consolidated financial data as of and for the periods presented for our operating company, Cantor G&W (Nevada), L.P.

The selected historical consolidated financial data have been prepared in accordance with accounting principles generally accepted in the United States, which we refer to as “U.S. GAAP”. The consolidated statement of operations data for fiscal years ended December 31, 2010, 2009 and 2008 and historical balance sheet data as of December 31, 2010 and 2009, have been derived from, and should be read in conjunction with, the audited consolidated financial statements appearing elsewhere in this prospectus. The unaudited historical financial data for the nine months ended September 30, 2011 and 2010 have been derived from the unaudited condensed consolidated financial statements appearing elsewhere in this prospectus, which have been prepared on a basis consistent with the annual audited consolidated financial statements. In the opinion of management, such unaudited financial data reflect all adjustments necessary for a fair presentation of the results for such periods. The results of operations data for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

The following information is only a summary and should be read in conjunction with the audited and unaudited consolidated financial statements and the related notes appearing elsewhere in this prospectus, the financial information included in this prospectus in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the section entitled “Risk Factors.”

	(Unaudited) Nine Months Ended September 30,		(Audited) For the Years Ended December 31,
(Amounts in thousands, except per share data)	2011	2010	2010	2009	2008	2007	2006
STATEMENT OF OPERATIONS DATA
Operating revenues:
Race and sports book	$7,275	$3,541	$4,359	$612	$—	$—	$—
Mobile gaming	1,348	55	5	161	—	—	—
Sports and odds subscriptions	414	526	697	839	215	—	—
Financial fixed odds	387	409	460	—	—	—	—
Slot route	396	375	493	455	—	—	—

Total revenues	9,820	4,906	6,014	2,067	215	—	—
Promotional allowances	(2,072)	(224)	(225)	(554)	—	—	—

Net revenues	7,748	4,682	5,789	1,513	215	—	—
Operating costs and expenses:
Costs of revenues	13,652	8,585	13,871	7,242	—	—	—
Selling, general and administrative	7,155	6,234	7,956	7,537	9,930	6,918	2,440
Depreciation and amortization	3,562	3,113	4,384	2,918	543	270	177
Loss on disposal of assets	—	—	1,809	1,726	135	647	—

Total operating costs and expenses	24,369	17,932	28,020	19,423	10,608	7,835	2,617
Operating loss	(16,621)	(13,250)	(22,231)	(17,910)	(10,393)	(7,835)	(2,617)
Other expenses:
Interest expense, net of interest income	5,612	3,740	5,213	3,608	1,483	566	296

Consolidated net loss	(22,233)	(16,990)	(27,444)	(21,518)	(11,876)	(8,401)	(2,913)
Less: Net loss attributable to non-controlling interest in subsidiaries	(29)	(123)	(147)	(150)	—	—	—
Net loss attributable to Cantor G&W (Nevada), L.P.	$(22,204)	$(16,867)	$(27,297)	$(21,368)	$(11,876)	$(8,401)	$(2,913)

BALANCE SHEET DATA (for period ended)
Cash and cash equivalents	19,302	15,656	16,012	11,177	43	—	4
Fixed assets and leasehold improvements, net	34,579	22,075	26,602	20,056	13,215	3,950	1,948
Other assets	12,512	4,526	4,290	3,685	2,997	25	2,446
Total assets	66,393	42,257	46,904	34,918	16,255	3,975	4,398

Total liabilities	162,962	106,137	121,240	81,810	41,628	17,472	9,494
Total liabilities and partners’ deficit	$66,393	$42,257	$46,904	$34,918	$16,255	$3,975	$4,398

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of the results of operations, financial condition, and liquidity and capital resources for the nine months ended September 30, 2011 and 2010 and the fiscal years ended December 31, 2010, 2009 and 2008 of our operating company, Cantor G&W (Nevada), L.P., including its consolidated subsidiaries. Prior to our formation, all of our operations were performed by Cantor G&W (Nevada), L.P., which is currently an indirect subsidiary of ours, and its respective subsidiaries. The following discussion should be read together with our audited and unaudited consolidated financial statements and related notes and our pro forma consolidated financial information included elsewhere in this document. Some of the information contained in this discussion includes forward-looking statements that involve risks and uncertainties. You should review “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, such forward-looking statements.

Unless the context otherwise indicates, when used in this section, the terms “Cantor Entertainment Technology”, “we”, “us”, “our”, refer to Cantor G&W (Nevada), L.P., including its consolidated subsidiaries. Unless the context otherwise indicates, all dollar amounts presented in this section are expressed in thousands.

INTRODUCTION

Overview

We are a leading technology company that provides software, services, data and content to the gaming industry and additional entertainment channels worldwide. We are a market leader in comprehensive account-based and over-the-counter race and sports book solutions and mobile gaming technology for casino-style gaming and race and sports wagering for the global gaming market. Our technology infrastructure platform allows us to provide scalable services at minimal incremental operating costs. Due to the significant historical capital investment in our technology platform and our leadership position within the industry, we believe substantial barriers to entry and brand equity have been created.

We believe that we provide innovative wagering solutions, creative content, and superior products and services. We also believe that we are a premier operator of mobile gaming and mobile wagering systems that provide patrons the ability to play a full suite of casino games and place race and sports wagers, including In-Running™ (our in-game wagering product), from mobile devices in many areas of the casino resort. We currently operate race and sports books and mobile gaming in six locations in the State of Nevada and have announced the addition of a seventh race and sports book that we will begin operating in early 2012. We also operate a sports line making service as well as a slot route in Nevada which places and operates slot machines in approved locations, such as bars and taverns which are typically restricted to 15 machines per location and an unlimited amount for unlicensed non-restricted locations. We have marketed our product offerings to other gaming jurisdictions where mobile gaming is permitted, such as Native American casinos and other gaming venues throughout the world. In June 2011, mobile gaming wagering in casino hotel rooms was legalized in Nevada, and regulations implementing such wagering have been adopted by the Nevada Gaming Commission. As a result, we intend to expand the service area of our mobile gaming system to include hotel rooms, which will require approval from the Nevada Gaming Control Board. While the time frame for such approval is uncertain, we anticipate that the time required to make in-room gaming operational will be short and would not require material infrastructure installation and expense. We do not believe that additional financing will be needed to complete the implementation of our mobile gaming system. In addition, until recently, Nevada gaming regulations required that any wagers placed through our mobile gaming system be done using our proprietary mobile hardware. However, on October 26, 2011 as a result of recent regulatory changes, we launched a sports wagering application on Android® devices, including through an application downloadable on a patron’s personal device enabling the patron to place sports wagers through his or her wagering account anywhere within

Nevada. We also have iOS and Windows-based sports applications in process. Our mobile wagering technology also enables casino properties to leverage our products for marketing and promotional efforts. Our cloud-based software automates and executes mobility for entertainment options that previously were inefficient to manage or distribute and could not be consumed wherever and whenever the customer wanted them.

We were the first to be licensed by the Nevada Gaming Commission to manufacture, distribute and operate a mobile gaming system in the State of Nevada in 2006. Our mobile gaming system was licensed in 2006 and approved by the Nevada Gaming Commission on November 20, 2008. We believe that our mobile gaming system is the only one currently in operation in Nevada. We provide our casino partners with a complete mobile gaming solution, including a proprietary wireless gaming system, full back-office infrastructure and a portfolio of casino games. We design, finance, install and operate our mobile platform and share a portion of our mobile gaming revenues with our casino partners. Our software can be integrated into our casino partners’ software platforms for the purpose of expanded concierge type services, food and beverage orders, restaurant or show reservations and tailored marketing materials based upon a player’s location and profile. Our licenses as an operator, manufacturer and distributor of mobile gaming systems in Nevada allow us the opportunity and ability to expand into additional properties.

We have entered into lease arrangements with our casino partners that provide for Cantor Entertainment Technology to be the exclusive provider of race, sports and mobile operations for the term of the contract. The terms generally provide for minimum fixed rents and revenue sharing agreements for race, sports and mobile gaming. Our contracts provide for us to incur all expenses for the build-out of the race and sports books as well as mobile gaming infrastructure. Our agreements provide that some or all of these costs are recouped as priority returns on our mobile gaming participation arrangements.

Gaming Industry

According to estimates available through the American Gaming Association, which we refer to as “AGA,” gross gaming revenues in the United States were $34.6 billion in 2010 of which Nevada’s portion was $10.4 billion or 30.1%. Through July 2011, Nevada’s Pari-Mutuel Race and Sports book wagering (handle) was $1.6 billion, of which Cantor G&W (Nevada) constituted 14% of the entire state’s handle. However, overall, Nevada’s legal sports wagering represents less than 1% of all monies spent on sports betting nationwide. The National Gambling Impact Study Commission (NGISC) estimated that illegal wagers are as much as $380 billion annually. According to Juniper Research, the mobile entertainment industry, of which mobile gaming is a subset, was worth $33 billion in 2010 and is expected to be worth $54 billion in 2015. The mobile gaming industry is expected to make $8 billion in 2011 according to an article on Fool.com and will be earning $11.4 billion in 2014 according to Gartner, Inc. The biggest reason for the growth in these markets is the “rapid proliferation and quick adoption” of mobile devices such as smartphones and tablets. Casino Enterprise Management, in an article published February 1, 2011, indicated “….mobile gaming will change the gaming industry by adding convenience and a whole new spectrum to the industry. Mobile gaming is here today and is going to proliferate inside of casinos.” The expansion of mobile gaming in the traditional casino settings is testament to the growth opportunities available within approved areas of the casino as well as within the boundaries of the State of Nevada. We believe that when our mobile gaming systems and services are installed, they will add incremental revenue to our casino partners as well as increase property loyalty.

Adoption of mobile gaming is expected to be driven by the following trend:

Rising use of mobile devices. Tablet computers and smartphones provide a convenient, simple platform for users to play games. Goldman Sachs Equity Research estimates that tablet sales increased from $17.8 billion in 2010 to $51.2 billion in 2011 and are expected to increase further to $71.4 billion in 2012. Mobile gaming continues to grow driven by the rapid proliferation of smartphones and smartphones and tablets. According to BMO Equity Research, Apple has sold more than 250 million iOS devices and its online multiplayer social GameCenter platform has 67 million registered players while Google has activated more than 190 million Android devices globally. Games are the largest category of apps on tablets and smartphones and mobile gaming allows publishers to reach a wide global audience. Additionally, casino-style games rank in the top 5 top grossing iPhone games and top 20 for iPad games in the U.S., Canada, United Kingdom, and Germany.

History and Recent Developments

On November 6, 2008, we acquired LVSC, Nevada’s largest odds-making company. LVSC provides opening odds and point spreads to a number of Nevada sports books and other legal sports wagering jurisdictions. LVSC’s products and services complement our menu of gaming products, allowing both us and LVSC to provide additional new and dynamic service products, including international sporting events. Additionally, by utilizing our state of the art technology, LVSC’s subscription revenues are expected to grow as we are able to distribute a broader range of services on a real-time dynamic basis. On July 22, 2008, we acquired the assets of Game Masters. We now own Game Masters’ comprehensive catalog of casino games, which when used, require payment of royalties to the former owner of Game Masters, intellectual property, gaming expertise, full library of art, designs and technology, slot route and an office building which has been renovated and holds our corporate headquarters. The acquisition provides us with a rich portfolio of gaming content, developed over 50 years.

On March 1, 2009, we commenced race and sports operations at The M Resort. We obtained a license to operate the Hard Rock Hotel & Casino race and sports book in late October 2010. We began operations at the Hard Rock’s existing location at that time while building a completely new race and sports book at a different location within the property, which was completed in February 2011. We had a similar arrangement at the Tropicana Las Vegas whereby we received a license to operate race and sports in November 2010. We operated a temporary betting window beginning in November 2010, while building our permanent race and sports book which opened in February 2011. The Cosmopolitan of Las Vegas opened to the public on December 20, 2010 at which time we were licensed to operate a race and sports book which we did initially through one window in the main casino. While we operated this window in the main casino, we were constructing a complete race and sports book in another location within the property which opened in March 2011.

On April 30, 2010, we acquired, through entities under common control, Cantor Gaming and Wagering Limited (UK), which we refer to as “G&W UK,” when it was contributed by Cantor to us from Cantor Index, Limited. The entity provides wagering opportunities on financial markets. We refer to the revenue streams from these opportunities as “Financial Fixed Odds.” G&W UK has joined with a number of licensed European bookmakers to offer their customers the opportunity to bet on a wide variety of financial markets, ranging from stock indices to commodity prices to foreign exchange markets.

We received a license to operate at the Las Vegas Sands on September 1, 2011. The Las Vegas Sands has two race and sports book locations, one at The Palazzo and a second at The Venetian. We took over operations at The Palazzo and The Venetian on September 1, 2011. We have completed a build-out of a new race and sports book in The Venetian which opened on November 1, 2011. Previous to that time, and from December 4, 2009, The Venetian and The Palazzo offered mobile gaming and In-Running Wagering at those casinos through an arrangement with us.

On October 26, 2011, we launched a sports wagering application on Android® devices, through an application downloadable on a patron’s personal device enabling the patron to place sports wagers through his or her wagering account throughout the State of Nevada. We also have iOS and Windows-based sports applications in process. This mobile sports wagering application is embedded with sophisticated data-encrypted technology that provides the highest levels of security and offers Nevada-based sports betting fans a secure, convenient, fast loading, and easy to use application. Compliant with Nevada Gaming Control Board regulations and technical standards, the application will function only within Nevada and will not function outside Nevada.

On November 4, 2011, we entered into an agreement to operate a new race and sports book and mobile gaming facility at the Palms Casino Resort. We expect to commence race and sports book operations at the existing book in the Palms Casino Resort in February 2012, pending regulatory approval, and we will substantially renovate the race and sports book during the summer of 2012.

Effective on December 31, 2011, we entered into an amendment to the Cantor Note, increasing the aggregate amount that we may borrow thereunder to $160,000.

FINANCIAL OVERVIEW

Sources of Revenue

Our current operating results are highly dependent upon the volume of customers and amount of wagers. Key indicators for our operations are as follows:

Handle—the amount of wagers made on a sporting event or on a mobile device

Win/Loss—the net result of a wager based upon an outcome

Write—the amount of wagers made on a race event

Hold Percentage—the ratio between Win and the Handle or Write on any specific game/race.

We derive our revenues from the following main sources;

•	Race and sports book;

•	Mobile gaming;

•	Sports and odds subscriptions;

•	Fixed financial odds; and

•	Slot route

Race and Sports Book—we accept wagers on sports as follows: straight-wagers, money line wagers, parlay wagers, parlay cards, prop wagers, In-Running wagers, Inside Wagers and derivative wagers. We retain either a win or loss on any given event based upon the final outcome of the event and the odds or point spreads that our risk management team offer to the wagering public. As reported by the Nevada State Gaming Control Board Gaming Revenue Report, all non-restricted licensees in the State of Nevada, for the twelve months ended October 31, 2011, held 4.49% of the sports handle. Our ambition has always been to increase the handle dramatically, thus offering a more commission-like business with an annual hold percentage targeted at 2.5% to 3%. We believe that the business cannot be assessed based upon the results of one weekend or one game, but rather a sporting season, such as NFL football, NCAA football, NBA basketball and NCAA basketball. The strength of the revenue associated with the sports wagering business lies in the fact that there are so many events in the annual calendar. For example, assume that a patron wagers $11 to win $10. At this ratio, a patron must win 53% of his wagers to break-even. This provides sports books with a mathematical advantage of 3%. For example, there are approximately 256 games in a professional and amateur football season; assuming a player bet an equal amount on every game, a player would have to win in excess of 135 of these games for us to be exposed to this patron during the football season. The number of NBA games as well as NHL matches is even greater. Revenues made on fixed terminals or on mobile devices (available on and off property within Nevada) related to sports wagers are included in sports revenue in our financial statements.

We employ a risk management team that creates a statistical data base that is comprised of historical data and mathematical algorithms overlaid by injury reports, weather conditions, and other anomalies, to assess the most likely outcome of a sporting event. These algorithmic models are used for risk management, as well as to manage our In-Running sports wagering offering. These are used in the posting of odds/lines which patrons may wager on. We believe that our risk management team, aided with our superior technology, provides odds/lines with a high degree of credibility. This permits us to accept larger wagers than our competitors, as our technology provides us immediate visibility to our risk. The risk management team uses our proprietary software to manage the risk associated with the wagers, using mathematical parameters to provide a balanced book. As discussed above, the mathematical odds favor our book operations.

We also offer In-Running Wagers, which enable casino patrons to bet on a variety of outcomes in live sporting events, throughout the event. We offer In-Running wagers on the money line, total points and point spread, as well as proposition bets such as: for football, first down or no first down, outcome of a drive or make or miss a field goal; in baseball, these would include betting propositions when a player is at bat and whether each team will score in the next inning; basketball offerings include free-throw make or miss wagers.

Inside Wagering is a non-traditional form of sports wagers, specifically developed to reduce the cost of the wager to the player, which we refer to as the “vig”. Inside Wagers are opened for only a short, set period of time during which the line does not move. Patrons can request an array of possible wagers during these betting windows at prices with no vig initially taken. The risk management team reviews all “offered” wagers and then accepts or denies wagers based upon certain risk parameters. Monies are not accepted for wagers that are not taken. Patrons whose wagers are accepted then pay an execution fee for the wager. Our execution fee ranges between 2.0% — 2.5% for all wagers accepted, which is significantly less than the traditional vig charged at other sports books. Inside Wagering leverages the concept of a specialist in the field of financial services, which we have applied to the field of wagering to develop the cheapest entry and exit prices. This has developed a more liquid betting pool.

We offer both Pari-Mutuel Wagers as well as In-House Quinella wagers. The model for Pari-Mutuel wagers is consistent across all operators in Nevada and offers a gross win to us of approximately 20%; after association fees, and we retain approximately 14-16%. We offer our players inducements to wager on certain posted races by offering In-House Quinellas. These wagers are offered on certain races that are set by our risk management team. These generally result in a loss for us of approximately 8%. However, these In-House Quinellas are offered to our players at a ratio of 3 Pari-Mutuel wagers to 2 Quinella wagers. Accordingly, our blended race hold is approximately 10-12%.

Mobile Gaming—We offer a complete mobile gaming solution, including a proprietary wireless gaming system, full back-office infrastructure and a portfolio of casino games. Players have the ability, with our mobile gaming technology, to play in all authorized areas of a property, including our race and sports books, and private areas such as pools, restaurants and lounges. Mobile gaming in hotel rooms has been permitted by law and gaming regulations have been adopted. Our technology is currently awaiting regulatory approval before we may implement it in the approximately 15,000 rooms of our casino partners. Casino patrons can play our proprietary, intellectual property-protected casino style and third-party games. A customer must establish an account and fund it to be able to utilize the flexibility offered through our mobile gaming technology.

Currently, all of our revenue is cash-based, as we do not extend any form of credit to patrons. Patrons have the option of either making their cash race and sports wagers at the betting counter or, preferably, setting up a wagering account through our proprietary software. Once a patron establishes an individual password-protected account and deposits monies into that account, the patron can then access those funds for all forms of wagering discussed above, but on an individually funded basis (sports account for sports wagering and mobile account for mobile wagering).

We have agreements to be the exclusive operator of race, sports and mobile gaming at the following locations in Nevada:

The M Resort

The Tropicana Las Vegas

The Hard Rock Hotel & Casino

The Cosmopolitan of Las Vegas

The Venetian

The Palazzo

The Palms Casino Resort (operations are expected to begin in the first quarter of 2012)

For each location where we operate a race and sports book, there may be a significant length of time between entering into an agreement to operate race, sports and mobile gaming, and when we finish construction and open our newly built race and sports book and mobile gaming facility. We may operate our sports and mobile gaming sign-ups at temporary windows during this time.

Sports and Odds Subscriptions – G&W (Nevada) acquired LVSC in 2008. This entity provides opening odds and point spreads that are used by both our own risk management team as well as independent third-parties. Customers are typically invoiced a fixed monthly subscription fee for access to LVSC’s data feeds. The contract terms vary by customer and may vary based upon the seasonality of certain sports.

Financial Fixed Odds—Through our subsidiary, Cantor Gaming & Wagering Limited (UK), we operate a financial fixed odds betting product, which we refer to as “FFO.” FFO is a proprietary betting product that allows a customer to bet online or otherwise remotely on short-term movements in the financial markets. We currently offer FFO as a white label product to licensed bookmakers, as opposed to offering FFO directly to end customers under our own brand. Our current white label bookmakers include Ladbrokes in the United Kingdom and 32 Red, PartyGaming and Victor Chandler in Gibraltar.

Slot Route—As part of the Game Master acquisition, we obtained a manufacturer and slot route operator license. Our slot route operator license permits us to place and operate up to 15 slot machines at restricted gaming locations such as bars and taverns and an unlimited amount for licensed non-restricted locations. We have agreements to place slot machines at approximately 20 locations, for a total of approximately 100 machines. We pay either a fixed rent, entitled a “space lease” if we are the listed licensee, or a participation rent, which requires the facility to be a licensee.

Expenses

Our direct expenses, or cost of revenues, primarily include sports book rent, occupancy charges, sports book employee compensation, state and federal taxes, race track fees, surety bond costs and complimentaries provided to our customers. We pay rent to our casino partners for the use of the space where our race and sports book is located. The terms of these rent agreements are generally for 10 years, with two 5-year renewal options. Generally, the rent has both a fixed component as well as a variable component. The variable component is a participation arrangement which is generally based upon a percentage of handle that is captured at the specific location. State gaming taxes are generally 6.75% of win, federal gaming taxes are 0.25% of sports handle, and race track fees approximate 3.5% of race write. Complimentaries offered to VIP guests average 2-3% of race write and 0-0.25% of sports handle.

We incur costs for obtaining a surety bond, which is required by the Nevada Gaming Control Board in the amount of all unpaid sports wagers and all monies included in patrons’ sports wagering accounts. This bond increases over all periods presented as a result of increased handle for sports, as well as increases in the monies deposited with us via individual customer wagering accounts. As our operations increase, so does the cost of our surety bond.

Our expenses, classified as selling, general and administrative, include compensation and benefits for executive and support personnel, occupancy charges, communications costs, hardware and software costs, advertising and marketing costs and professional fees. Professional fees consist primarily of legal fees, lobbying and consulting fees incurred during the licensing and regulatory approval process. We also incur sales and promotion expenses, communication expenses and support service expenses. Sales and promotion expenses include travel, conventions, and marketing. Communications charges include voice and data communication. We pay fees to related parties (Cantor and its affiliates) for performing certain administrative and other support, utilization of fixed assets and accounting/finance personnel, operations, human resources, legal services and technology infrastructure support. We believe these allocations to be a reasonable reflection of the utilization of services rendered. However, the expenses allocated for these services are not necessarily indicative of the expenses that would have been incurred if we had been a separate independent entity. In addition, these allocations may not reflect the costs of services we may receive from Cantor and its affiliates in the future. We also incur various other normal operating expenses during the course of running our business.

We capitalize compensation for information technology personnel when their activities meet the capitalization criteria as defined in the relevant accounting standards. Depreciation and amortization costs relate to the following: depreciation of leasehold improvements related to the build-out of our sports book and mobile gaming functionality, hardware related to our race/sports, mobile and fixed betting terminals, slot machines utilized in our slot route, corporate assets such as building, leasehold improvements and computer equipment as well as amortization of the software used in our sports/race/mobile businesses.

Interest expense is charged to us on our credit facility with Cantor at a rate of 600 basis points above the 3-month LIBOR.

Results of Operations

Nine Months Ended September 30, 2011 and 2010

The following table sets forth the components of our net loss for the nine months ended September 30, 2011 as compared to the nine months ended September 30, 2010:

	Nine Months Ended September 30,
	2011	2010
Operating revenues:
Race and sports book	$7,275	$3,541
Mobile gaming	1,348	55
Sports and odds subscriptions	414	526
Financial fixed odds	387	409
Slot route	396	375

Total revenues	9,820	4,906
Less: Promotional allowances	(2,072)	(224)

Net revenues	7,748	4,682
Operating costs and expenses:
Cost of revenues	13,652	8,585
Selling, general and administrative	7,155	6,234
Depreciation and amortization	3,562	3,113

Total operating costs and expenses	24,369	17,932
Operating loss	(16,621)	(13,250)
Other expense:
Interest expense	5,612	3,740

Consolidated net loss	(22,233)	(16,990)
Less: Net loss attributable to non-controlling interest in subsidiaries	(29)	(123)

Net loss attributable to Cantor G&W (Nevada), L.P.	$(22,204)	$(16,867)

Our total gross revenues were $9,820 for the nine months ended September 30, 2011 as compared to $4,906 for the prior year comparable period, a $4,914 increase, or 100%. The revenue growth period over period was predominately in the race and sports book. Race and sports book income increased to $7,275 from $3,541, or 105%. The increase was due to the number of race and sports books in operation year over year. During the full nine month period ended September 30, 2010, we operated only one race and sports book at the M Resort. We added four additional operations as follows: the addition of a temporary betting window at the Tropicana Las Vegas in December 2010 and the complete book in February 2011, the Hard Rock Hotel Las Vegas temporary betting window which opened in October 2010 with the completed book also opening in February 2011, the

Cosmopolitan Las Vegas in December 2010 at our betting window at the Book and Stage and in March 2011, when we opened our completed book, and Lagasse Stadium at The Palazzo and a temporary betting window at The Venetian beginning September 1, 2011. The completed book at The Venetian opened November 1, 2011.

The additional operations provided for an increase in sports handle from $210,249 to $331,001, or 57%. This increased handle has contributed to an increase in year-to-date hold from 1.26% to 1.50%. Race write, including both Pari-Mutuel write and In-House Quinella’s write, increased from $14,855 to $31,403, or 111%. Additionally, our total race win percentage increased from 6.16% to 8.15%. As our footprint continues to increase, we can more effectively manage our risk which results in an increased hold percentage.

Combined race and sports Handle/Write increased from $225,104 to $362,403, and our win percentage increased from 1.59% to 2.07%.

Revenue from our mobile gaming increased from $55 to $1,348, or 2,351%. The increase in win was generally associated with a trial mobile gaming promotion which has held from mid-June to mid-July when it was terminated.

Our promotional allowances increased from $224 to $2,072, or 825%, as a result of the trial promotion on our mobile gaming. These promotional wagers were given as an inducement to play. The increase in promotional play has a direct correlation to the increase in the gross mobile revenue.

Cost of revenues increased from $8,585 to $13,652, or 59%. The increase in gross expenses is directly related to the increase in our footprint due to the addition of the four new operations discussed above. The increased expenses include the following:

•

Rent expense related to the footprint of our expanded operations which increased from $1,851 to $3,448, or 86%. This rent is paid to our casino partners for the use of the race and sports book square footage.

•

Occupancy charges which, as discussed above, have a direct correlation to our expanded footprint and include utilities, hardware maintenance, software maintenance and equipment rentals, increased from $495 to $1,251, or 153%.

•	Gaming taxes (both state and federal) increased from $905 to $1,462, or 62%, due to an increase in sports handle and race write as well as sports hold and race win.

•	Race track fees increased $67, from $733 to $800, or 9%. The increase was a direct result of the increase in Race Write.

•	Compensation related to all of our business lines increased from $1,486 to $2,552, or 72%, due to an increase in the number of personnel who operate our race and sports books.

•

Communications charges, which represent the feeds used to display the race and sporting events, increased from $229 to $750, or 227%. The increase was a direct result of the increase in our operations.

Other expense, which is predominately comprised of our surety bond as well as office expenses, increased from $942 to $1,483, or 58%. Office expenses are comprised of ticket paper, parlay cards and race booklets and the increase was a direct result of our expanded footprint.

These increases were slightly offset by the following decrease:

•	A decrease in marketing from $1,072 to $855, or 20%, due to a decrease in print media period over period.

Selling, general and administrative costs include compensation for executives, support staff, IT personnel for both research and development and infrastructure and costs associated with our corporate office. The increase in selling, general and administrative costs from $6,234 to $7,155 was largely due to the following items:

•

Personnel costs increased from $2,236 to $2,908, an increase of $672, or 30%. The increases were due to the addition of support personnel at our corporate office to meet the regulatory requirements of our expanded operations, as well as our continued investment in technology personnel to continue to expand our product offerings as well as development of our proprietary software platforms.

•

Professional fees, including allocations for shared services from Cantor, increased from $2,322 to $2,626, an increase of $304, or 13%. The increase related predominately to fees paid to the Nevada Gaming Control Board—Technology Division, as well as lobbying and consulting fees. Our internally developed, proprietary account-based sports wagering platform and application was required to be submitted and approved by the Nevada Gaming Control Board before it could be utilized in production. Approximately $310 of the professional fees in the 2011 period is related to the approval process. Key employee investigation fees paid to the Nevada Gaming Control Board were $163 in the nine month period ended September 30, 2011 as compared to zero in the prior year period. The lobbying and consulting fees were incurred to promote changes in legislation to improve the regulatory framework which will, and in some cases already has, favorably impacted our mobile gaming revenue model. Finally, the increase was also attributable to patent application and related IP defense charges. As our portfolio of proprietary content increases, so will the cost of applying for patents as well as defending these patents. Shared Services costs from Cantor include the cost of providing network, data center, server administration support, other technology services as well as general and administrative services to us.

These increases were offset by a reduction in the following expense:

•	Occupancy costs, which include hardware and software maintenance, were reduced from $583 to $328, or a decrease of 44%, predominately related to full-utilization of our Las Vegas based data center.

Depreciation and amortization includes depreciation on capital improvements made at our corporate office as well as leasehold improvements made to our race and sports books. Depreciation is computed on a straight-line basis over the estimated economic useful life ranging from 3-10 years, or, for leasehold improvements, the life of the lease, if shorter. Amortization also relates to our internally developed and purchased software.

Interest expense relates to the credit line payable to Cantor. Interest is accrued at 600 basis points over the three-month current LIBOR.

Fiscal Year Comparisons

	Year Ended December 31,
	2010	2009	2008
Operating revenues:
Race and sports book	$4,359	$612	$—
Mobile gaming	5	161	—
Sports and odds subscriptions	697	839	215
Financial fixed odds	460	—	—
Slot route	493	455	—

Total revenues	6,014	2,067	215
Less: Promotional allowances	(225)	(554)	—

Net revenues	5,789	1,513	215
Operating costs and expenses:
Cost of revenues	13,871	7,242	—
Selling, general and administrative	7,956	7,537	9,930
Depreciation and amortization	4,384	2,918	543
Loss on disposal of assets	1,809	1,726	135

Total operating costs and expenses	28,020	19,423	10,608
Operating loss	(22,231)	(17,910)	(10,393)

Other expense:
Interest expense	5,213	3,608	1,483

Consolidated net loss	(27,444)	(21,518)	(11,876)
Less: Net loss attributable to non-controlling interest in subsidiaries	(147)	(150)	—

Net loss attributable to Cantor G&W (Nevada), L.P	$(27,297)	$(21,368)	$(11,876)

Fiscal Year 2010 compared to Fiscal Year 2009

We were a development stage company from inception (November 12, 2004) until we commenced gaming operations on March 1, 2009.

Our gross revenues increased from $2,067 in FY 2009 to $6,014 in FY 2010, a $3,947 increase, or 191%. We began race and sports operations at the M Resort on March 1, 2009, accordingly the 2009 financial results only include 10 months of operations. The M race and sports book was operational for the full 12 months in FY 2010. Additionally, we operated in temporary locations at the Hard Rock Hotel & Casino beginning in late October 2010 as well as a temporary location at the Tropicana Las Vegas beginning in December 2010. The permanent race and sports books at these locations did not open until FY 2011. The decline in our sports and odds subscription revenues was due to the loss of certain customers as well as taking over the operations of the new books which had previously been paying the subscription fee to us as independent third-parties.

Along with the operation of race and sports book at the M Resort, we offered mobile gaming, which revenues relate specifically to casino style slots and table games (mobile gaming wagers made on sports are included in the race and sports revenue line). We were the first to offer mobile gaming, which resulted in an increased initial interest in the product offering. The initial interest in mobile gaming slowed in anticipation of new devices, titles and expanded authorized gaming areas. Additionally we decreased the amount of free play offered as a promotional allowance. These factors resulted in a decline in our mobile gaming revenue from 2009 to 2010.

Cantor Gaming and Wagering Limited (UK), the entity that provides Financial Fixed Odds, was acquired by us on February 1, 2010 when it was contributed by Cantor to us. Financial Fixed Odds, which we refer to a “FFO,” relates to the revenue from wagering on financial markets. As discussed earlier, we have partnered with a number of licensed European bookmakers to offer their customers the opportunity to bet on a wide variety of financial markets, ranging from stock indices to commodity process to foreign exchange markets.

Promotional allowances represent sales incentives which are reported as a reduction of revenues. The decrease in promotional allowances year over year relate to the change in focus of our mobile gaming technology year over year. As the product was very new in 2009, we offered incentives to entice casino patrons to try the new functionality. These promotions resulted in costs in excess of the revenue they derived. Accordingly, management re-assessed the business strategy of mobile gaming pending further regulatory approvals (devices, content, etc.) that we had requested.

Cost of revenues increased from $7,242 in 2009 to $13,871, or 92%, in 2010 due to the following:

•

Rent expense related to the footprint of our expanded operations increased from $2,040 to $2,970, or 46%. This increase was a direct result of our expanded footprint year-over-year as well as 12 months of rent expense in 2010 vs. 10 months in 2009 at the M Resort. This rent is paid to our casino partners for the use of the race and sports book square footage.

•

Occupancy charges, which as discussed above, have a direct correlation to our expanded footprint and include expenses such as utilities, hardware maintenance, software maintenance and equipment rentals, increased from $322 to $1,011, or 214%. This increase was at a greater rate than the rent charges due to the increased square footage of the new locations that were opened in 2010.

•	Compensation related to all of our business lines increased from $1,653 to $2,133, or 29% due to an increase in the number of personnel who operate our race and sports books.

•	Gaming taxes (both state and federal) increased from $523 to $1,407, or 169%, due to a corresponding increase in sports handle and race write as well as sports hold and race win.

•	Race track fees increased from $167 to $1,238, or 641%. This increase was a direct result of the increase in race write.

•	Complimentaries offered to our customers increased from $407 to $861, or 112%, due primarily to an increase in race write, and to a lesser extent an increase in our sports handle.

•	Communications charges, which represent the feeds used to display the race and sporting events, increased from $264 to $656, or 148%. This increase was a direct result of the increase in our venues.

•	Marketing costs increased from $785 to $1,409, or 79%, due to a full year of operations at the M Resort and marketing of mobile gaming at The Venetian and The Palazzo.

•

Other expense, which is predominately comprised of the cost of our surety bond and office expenses, increased from $647 to $1,283, or 98%. Office expenses are comprised of expenses, such as ticket paper, parlay cards and race booklets and are a direct result of our expanded footprint.

•

Our cost of revenues included an allocation for services performed by an affiliate of Cantor Fitzgerald to our FFO entity in the UK of $516 which did not exist in the prior year period. The allocations include costs for the use of a data center, desktop support, treasury services, legal services and finance services to FFO.

These increased expenses were partially offset by a decline in professional fees from $214 to $140, a reduction of $74, or 35%. This decrease was a result of the maturity of our race and sports operations such that we use our professional service providers on a less frequent basis.

Selling, general and administrative costs increased slightly from $7,537 in 2009 to $7,956 in 2010, or 6%. The net increase comprised the following:

•

Compensation and employee benefits increased from $2,500 to $3,102, or 24%. This increase was attributable to additional support staff to meet the regulatory requirements due to our operational expansion, and a continued investment in technology infrastructure to support our growing business model. Increases in personnel at the local level resulted in a decline in the allocation paid to Cantor for similar staff functions. See discussion below.

•

Professional fees, including allocations for shared services from Cantor, decreased from $2,914 to $2,648, or 9%. This decrease primarily related to a reduction in the allocations from Cantor as we hired many of our own support personnel and reduced our reliance on the Cantor infrastructure and other outsourced providers. The decrease also reflected a reduction in consulting payments for the slot route paid to Game Masters after the purchase was completed.

Depreciation and amortization includes depreciation on capital improvements made at our corporate office as well as leasehold improvements made to our race and sports books. Depreciation is computed on a straight-line basis over the estimated economic useful life ranging from 3-10 years, or the life of the lease, if shorter. Amortization relates to our internally developed and purchased software. The increase in depreciation and amortization has a direct correlation to the new assets placed in service due to the full year of operations in 2010 at the M Resort and the opening of the race and sports books at the Tropicana Las Vegas and the Hard Rock Hotel & Casino.

Loss on disposal of assets related to the write-off of hardware no longer required for mobile gaming in anticipation of approval of personal devices.

Fiscal Year 2009 compared to Fiscal Year 2008

Revenues in 2008 were limited to those generated from LVSC, which was acquired in November 2008.

In May 2008, we acquired the assets associated with a slot route. In addition to the existing slot route customers, we acquired a building, slot machines and a catalog of casino games. Although we acquired the slot route operations during 2008, we did not receive any revenues for this business line until 2009 when we obtained the required gaming licenses.

We began operations at the M Resort on March 1, 2009; accordingly, our results for the year ended December 31, 2009 include 10 months of operations for race and sports as well as mobile gaming.

Selling, general and administrative fees declined from $9,930 in 2008 to $7,537 in 2009, or 24%. The decline was attributable to the following items:

•

Compensation and employee benefits decreased from $4,618 to $2,500, or 46%. The expenses in 2008 included the costs of significant IT development personnel that were working on software development, which software had not yet met the technological feasibility criteria for capitalization. Accordingly, all wages and benefits for these individuals were expensed as incurred. IT development salaries were capitalized at a rate of approximately 70% in FY 2009.

•

Professional fees, including allocations for shared services from Cantor, decreased from $3,636 in 2008 to $2,914 in 2009, or 20%. Professional fees in 2008 included significant costs related to lawyers, lobbying for regulatory changes, gaming investigation fees and other costs to assist us in becoming a gaming operator, which we achieved effective March 1, 2009. Most of these fees are non-recurring in nature.

Liquidity and Capital Resources

We have primarily financed our business through a credit facility with Cantor, which we refer to as the “Cantor Note.” The credit facility currently bears interest at a rate of 3-month LIBOR plus 600 basis points and is payable upon demand and was approved for up to $150,000 as of September 30, 2011, which aggregate amount that we may borrow thereunder was increased to $160,000 as of December 31, 2011. As of September 30, 2011, we had outstanding borrowings and accrued but unpaid interest against the credit facility of $144,366. Our operating cash flows will be used to satisfy a portion of the outstanding line of credit, for working capital purposes as well as future investment in leasehold improvements for expansion into additional facilities.

We intend to use a portion of the net proceeds from this offering to repay $50,000 of the Cantor Note and use the remaining net proceeds for various purposes, including general partnership purposes, as described in “Use of Proceeds.” The Cantor Note will then be converted into a term note due January 15, 2016 with a fixed interest rate of 8.5% for the remaining amount outstanding thereunder. Interest payments on the term loan will be payable quarterly and principal will be due at maturity. We believe that the remainder of the net proceeds of this offering, together with the future positive cash flows from operations that we anticipate generating, will sustain our cash needs for the next 12 months inclusive of planned expenditures for capital projects.

We have made significant investment in the infrastructure of our race and sports books as well as the infrastructure for mobile gaming. Our historical revenue streams have predominately been attributable to the race and sports revenue streams. Mobile gaming regulations have recently been approved within the State of Nevada and certain of our technology is awaiting regulatory approval before it can be utilized. The ability to expand our race and sports and mobile gaming footprint to third-party mobile devices is expected to have a significant favorable impact on our revenue streams at little incremental infrastructure cost. Additionally, as we have grown our operating footprint from two properties in 2009 to six properties currently, soon to be seven with the opening of the Palms Casino Resort in early 2012, we have access to a broader customer base permitting us to drive incremental revenues at a lower incremental cost.

We cannot assure you that our operations will generate adequate cash flows to fund our liquidity needs or that we will be able to obtain suitable financing should those liquidity needs not be met by our operations. If we are unable to fund our liquidity needs, that may require us to reduce or delay capital projects, reduce expenses, sell assets or seek to restructure existing debt obligations. Any of these courses of action may negatively affect our ability to generate revenue.

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
Cash used in operating activities	$(20,578)	$(5,537)	$(13,376)	$(3,333)	$(9,338)
Cash used in investing activities	(11,200)	(4,804)	(10,602)	(10,884)	(12,735)
Cash provided by financing activities	35,068	14,820	28,813	25,351	22,116

Increase in cash and cash equivalents	$3,290	$4,479	$4,835	$11,134	$43

Operating Activities

During the nine months ended September 30, 2011, our operating activities used $20,578 of cash. We had a net loss for the nine months ended September 30, 2011 of $22,233. Our net loss included a non-cash charge for depreciation and amortization expense related to tangible and intangible assets of $3,562. Reconciling items from net income to operating cash flow included an increase in other long-term assets of $7,500, as well as an increase in interest payable of $5,612.

During the nine months ended September 30, 2010, our operating activities used $5,537 of cash. We had a net loss for the nine months ended September 30, 2010 of $16,990. Our net loss included a non-cash charge for depreciation and amortization expense related to tangible and intangible assets of $3,113. Reconciling items from net income to operating cash flow included increases in accounts payable and accrued liabilities of $2,980, increase in customer deposits of $2,495 and an increase in interest payable to affiliates of $3,739.

During the year ended December 31, 2010, our operating activities used $13,376 of cash. We had a net loss for the year ended December 31, 2010 of $27,444. Our net loss included the following non-cash charges: depreciation and amortization expense related to tangible and intangible assets of $4,384 and a loss on disposal of assets of $1,809. The asset write-offs related to our proprietary 1.1 and 2.0 Mobile Devices, which are not expected to be used in the field, but replaced with commercially available devices. The regulatory framework in the State of Nevada now permits the use of “off-the-shelf” devices for our mobile gaming; accordingly, we are no longer in the business of building hardware, but merely software that is compatible with off-the-shelf-devices as more specifically approved for use by the Nevada Gaming Control Board. Reconciling items from net income to operating cash flows included an increase in accounts payable and accrued liabilities of $1,458, an increase in customer deposits of $2,245 and an increase in interest payable of $5,212.

During the year ended December 31, 2009, our operating activities used $3,333 of cash. We had a net loss for the year ended December 31, 2009 of $21,518. Our net loss included the following non-cash charges: depreciation and amortization expense related to tangible and intangible assets of $2,918 and loss on disposal of fixed assets and intangibles of $1,726. Reconciling items from net income to operating cash flows included an increase in accounts payable and accrued liabilities of $4,906, an increase in customer deposits of $5,344 and an increase in interest payable of $3,608.

During the year ended December 31, 2008, our operating activities used $9,338 of cash. We had a net loss for the year ended December 31, 2008 of $11,876. Our net loss included the following non-cash charges: depreciation and amortization expense related to tangible and intangible assets of $544 and loss on disposal of fixed assets of $135. Reconciling items from net income to operating cash flows included an increase in accounts payable and accrued liabilities by $554 and an increase in interest payable of $1,483.

Investing Activities

During the nine months ended September 30, 2011, our investing activities used $11,200 of cash. The expenditures were related to the build-out of our new race and sports book at the Hard Rock Hotel & Casino, the Cosmopolitan of Las Vegas, the Tropicana Las Vegas permanent race and sports books, as well as construction in progress related to our permanent race and sports book at The Venetian. Additionally, we capitalized internally developed software costs of $802.

During the nine months ended September 30, 2010, our investing activities used $4,804 of cash. The expenditures were related to the build-out of our new race and sports book at the Hard Rock Hotel & Casino. Additionally, we capitalized internally developed software of $1,150.

During the year ended December 31, 2010, our investing activities used $10,602 of cash. The use of cash predominately related to work in progress of $8,527 related to the build-out of the Hard Rock Hotel & Casino, the Tropicana Las Vegas and the Cosmopolitan of Las Vegas race and sports books. During 2010, we capitalized internally developed software costs of $2,075.

During the year ended December 31, 2009, our investing activities used $10,884 of cash. Of this use of cash, $8,351 related to the build-out of our books at the M Resort as well as preliminary costs including design fees and architectural renderings related to the Hard Rock Hotel & Casino. We capitalized internally developed software costs of $2,533.

During the year ended December 31, 2008, our investing activities used $12,735 of cash. This use of cash was for the following items: purchase of the Game Master’s assets for $2,743 (net of cash acquired), which included a building valued at $2,400, slot equipment valued at $300 and a catalog of casino games and other intellectual property and technology valued at $300. Additionally, we capitalized internally developed software costs of $2,400 and invested $7,542 in capital expenditures, predominately related to mobile gaming at The Venetian and The Palazzo.

Financing Activities

For all periods presented, we have negative operating cash flow. We have a credit facility with Cantor that we have used to fund all of our operating and investing activities and represents all of our financing activity for the periods presented.

We anticipate, based on management’s experience and current industry trends and the net proceeds from this offering, that our existing cash resources will be sufficient to meet our anticipated working capital needs as well as our normal operations for at least the next 12 months. However, we believe that there are a significant number of capital intensive opportunities for us to maximize our growth and strategic position, including, among other things, acquisitions, strategic alliances and joint ventures potentially involving all types and combinations of equity, debt and acquisition alternatives. As a result, we may need to raise additional funds to:

•	increase the regulatory net capital necessary to support our operations,

•	support continued growth in our business, including capital investments related to any future contracts,

•	effect acquisitions,

•	develop new or enhanced services and markets,

•	respond to competitive pressures, and

•	respond to unanticipated requirements.

We cannot assure you that we will be able to obtain additional financing when needed on terms that are acceptable, if at all.

Long-Term Liabilities and Contractual Obligations

The following table summarizes, as of September 30, 2011, our long-term liabilities, material obligations and commitments to make future payments under certain contracts, including long-term obligations, purchase commitments and operating leases:

Long-Term Liabilities and Contractual Obligations

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Promissory note payable to affiliate	$126,959	$126,959
Interest payable to affiliate	$17,407	$17,407
Fixed term lease arrangements	$62,029	$6,897	$20,691	$20,691	$13,750
Other operating leases	$296	$75	$204	$16	$—

Total	$206,691	$151,338	$20,895	$20,707	$13,750

Promissory Note Payable to Affiliate. Cantor G&W (Nevada) entered into a promissory note line of credit with Cantor on December 8, 2004, as subsequently amended, which we refer to as the “Cantor Note,” for an amount of $150,000 as of September 30, 2011, which aggregate amount that we may borrow thereunder was increased to $160,000 as of December 31, 2011. Cantor G&W (Nevada) accrues for and is charged interest at a rate of 3-month LIBOR plus 600 basis points. Cantor G&W (Nevada) was charged $5,612 and $3,740 for the nine months ended September 30, 2011 and 2010, respectively, which is included in interest expense in the accompanying unaudited condensed consolidated statements of operations. There is no termination date on the Cantor Note; however, Cantor at any time can demand payment of the principal of and accrued interest on the Cantor Note upon three days’ notice. As of September 30, 2011 and December 31, 2010, Cantor G&W (Nevada) had $126,959 and $91,849, respectively, of principal outstanding on the Cantor Note. Cantor G&W (Nevada) has accrued for $17,407 and $11,795 of interest payable to affiliate as of September 30, 2011 and December 31, 2010, respectively. We intend to use a portion of the net proceeds to us from this offering to repay $50.0 million of the aggregate principal amount of and accrued interest on the Cantor Note. The remaining $         outstanding under the Cantor Note will be converted to a term note due January 15, 2016 and bearing interest at a rate of 8.5% per annum.

Fixed Lease Arrangements. We have entered into various fixed lease term arrangements with our casino partners. Certain of these arrangements have renewal or expansion options and adjustments for market provisions, such as escalating base monthly rental payments. We recognize rent expense under such arrangements on the straight-line basis over the initial term of the lease. The difference between the straight-line expense and the cash paid for rent has been recorded as deferred rent. Additionally, certain of these agreements have contingent rental obligations based on the amount wagered at the respective race & sports book. Contingent rental obligations are not included in the minimum rental payments in the table above as the payments are contingent upon future wagers or net win.

Operating Leases. Amounts payable under operating leases relate predominately to copiers and other equipment within our race and sports books.

Regulatory Requirements

The gaming industry and the gaming equipment manufacturing and distribution industry exist within a stringent regulatory environment and are subject to federal, state, local and foreign regulation. These laws, rules and regulations generally concern the responsibility, financial stability and character of the owners, managers and other persons with a financial interest in the gaming operations. Depending on the nature of the noncompliance, our failure to comply with some or all of these regulatory frameworks may result in the suspension or revocation of any license or registration subject to such regulations, as well as the imposition of civil fines and criminal penalties. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

Companies participating in the gaming industry and the gaming equipment manufacturing and distribution industry are required to obtain and hold gaming licenses, permits or other approvals, and pay gaming taxes and fees in jurisdictions where they conduct business. Many jurisdictions require the licensing or a finding of suitability of officers, directors, major stockholders and key employees, the termination or disassociation with such officer, director, major stockholder or key employee who fails to file an application or to obtain a license or finding of suitability, the submission of detailed financial and operating reports, the submission of reports of material loans, leases and financings and the regulatory approval of some commercial transactions, such as the transfer or pledge of equity interests in us. These regulatory burdens may be imposed upon gaming-related operators, suppliers or vendors on an ongoing basis. The regulatory agencies that oversee these jurisdictions not only require maintaining licenses, but may also require approval of individual product types sold by equipment manufacturers and used by operators. The standards for product approval vary from jurisdiction to jurisdiction, although the Nevada standards are generally the most stringent.

We are also subject to various federal, state and local laws and regulations, in addition to gaming regulations. These laws and regulations include, but are not limited to, restrictions and conditions concerning environmental matters, labor and employment, currency transactions, taxation, zoning and building codes and marketing and advertising. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our operating results.

Changes in the regulation of gaming are unpredictable. Accordingly, we can provide no assurance that our planned entrance into any additional gaming jurisdiction will be successful.

Off-balance Sheet Arrangements

We do not have any material off-balance sheet arrangements with unconsolidated entities or other persons.

Critical Accounting Policies

Cantor G&W (Nevada)’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which require Cantor G&W (Nevada) to make estimates and assumptions (see Note 2–“Summary of Significant Accounting Policies” to the consolidated financial statements of Cantor G&W (Nevada)). Cantor G&W (Nevada) believes that of its significant accounting policies, the following involve a higher degree of judgment and complexity.

Principles of Consolidation. The consolidated financial statements include the accounts of Cantor G&W (Nevada) and all subsidiaries in which Cantor G&W (Nevada) has a controlling interest, PlayWizard Co., Ltd., which we refer to as “PlayWizard,” which was formed during January 2007, Las Vegas Sports Consulting, Inc., which we refer to as “LVSC,” and Las Vegas Sports Mobile, LLC, which we refer to as “LVSM,” which were acquired during November 2008, and Cantor Gaming and Wagering Limited (U.K.), which we refer to as “G&W UK,” which was contributed by Cantor to us from Cantor Index, Limited on February 1, 2010. G&W UK is currently a wholly-owned subsidiary of Cantor Entertainment Technology Holdings. Cantor G&W (Nevada)’s policy is to consolidate all entities of which it owns more than 50% of the voting interests unless it does not have control over the entity. In accordance with FASB guidance on Consolidation of Variable Interest Entities, and the revised interpretation, Cantor G&W (Nevada) would also consolidate any variable interest entities of which it is the primary beneficiary. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition. Cantor G&W (Nevada) recognizes revenues when all of the following have been satisfied:

•	Persuasive evidence of an arrangement exists,

•	The service is provided,

•	Prices are fixed or determinable; and

•	Collection is reasonably assured.

In accordance with industry practice, race and sports book, gaming device, and slot route revenues are measured by the aggregate net win from gaming activities, which is the difference between amounts wagered and amounts paid to patrons. For agreements that include revenue sharing arrangements, we have assessed if the revenues should be reported as gross or net in accordance with the criteria highlighted in ASC 605-45. Based upon our analysis, we record our revenues on a gross basis and show the participation as an expense in Cost of Revenues. We recognize the revenue on a daily basis. Additionally, we recognize liabilities for funds deposited by customers before gaming play occurs, for chips in the customers’ possession as well as base jackpot amounts for mobile gaming progressive jackpots.

Subscriptions and additional market data are provided on a monthly basis, and revenue is recognized throughout the subscription period. We recognize this revenue on a monthly basis at the conclusion of the month, or subscription period, if shorter.

Financial fixed odds revenue relates to the revenue from wagering on financial markets. Cantor G&W (Nevada)’s wholly-owned subsidiary, Cantor Gaming & Wagering Limited (UK), has joined with a number of licensed European bookmakers to offer their customers the opportunity to bet on a wide variety of financial markets, ranging from stock indices to commodity prices to foreign exchange markets.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue in accordance with ASC 605-50, “Revenue Recognition—Customer Payments and Incentives;”; consequently, Cantor G&W (Nevada)’s race and sports, mobile gaming and slot route revenues are reduced by these promotional allowances.

Use of estimates and assumptions. The preparation of our condensed consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Future events and their effects cannot be predicted with certainty; accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. We evaluate and update our assumptions and estimates on an ongoing basis. Actual results could differ from those estimates.

Cash. Cash includes cash on hand and cash in banks. Cantor G&W (Nevada) maintains certain cash balances in various federally insured banking institutions. Cantor G&W (Nevada) has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Accounts Receivable. Accounts receivable relate principally to amounts due from sports odds subscription revenues. We establish allowances for receivables deemed to be uncollectible based on historical experience, the financial condition of the customers, or other factors. Trade receivables are charged off when considered uncollectible. The allowance for doubtful accounts balance was $149 and $80 at September 30, 2011 and December 31, 2010, respectively. While Cantor G&W (Nevada) believes its allowance for doubtful accounts is appropriate, the use of different methodologies or assumptions could result in a different estimate. Significant judgment is required in making these estimates and its final results may ultimately be materially different.

Fair Value of Financial Instruments. We measure the fair value of financial instruments pursuant to accounting standards for fair value measurements. These standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exist, therefore requiring an entity to develop its own assumptions. All of Cantor G&W (Nevada)’s financial instruments are classified within Level 1 of the fair value hierarchy. The carrying value of Cantor G&W (Nevada)’s cash, receivables and accounts payable approximates fair value primarily because of the short maturities of these instruments.

Fixed Assets and Leasehold Improvements. Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally 3 to 10 years, using the straight-line method. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter. Fixed assets and leasehold improvements primarily include a building, computer and communication equipment, leasehold improvements and other fixed assets, software and software development costs and construction in progress. Cantor G&W (Nevada) had net fixed assets and leasehold improvements of $34,579 and $26,602 at September 30, 2011 and December 31, 2010, respectively.

Cantor G&W (Nevada) makes estimates and assumptions when accounting for capital expenditures. Whether the expenditure is considered a maintenance expense or a capital asset is a matter of judgment. Cantor G&W (Nevada)’s depreciation expense is highly dependent on the assumptions made about assets’ estimated useful lives. Whenever events or circumstances occur which change the estimated useful life of an asset, Cantor G&W (Nevada) accounts for the change prospectively.

For assets to be held and used, Cantor G&W (Nevada) reviews fixed assets for impairment whenever indicators of impairment exist. Cantor G&W (Nevada) considers the following impairment indicators, among others, in assessing whether an impairment exists:

•	A significant decrease in the market price of a long-lived asset;

•	A significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition;

•	A significant adverse change in legal factors or in the business climate, including an adverse action or assessment by a regulator;

•	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset;

•	A current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses; and

•	A current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

When impairment indicators are present, Cantor G&W (Nevada) compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is recognized. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. For the periods presented, Cantor G&W (Nevada) concluded that there were impairment indicators, such as adverse changes in the extent in which long-lived assets were being used and a history of operating losses. Additionally, in 2009, Cantor G&W (Nevada) engaged a new vendor for wireless communication service that resulted in the write-off of wireless communication equipment supported by the previous vendor that could not be used with the new vendor. Accordingly, Cantor G&W (Nevada) recorded impairment charges of $1,809, $1,726, and $135 for fiscal years ended December 31, 2010, 2009 and 2008.

Gaming Taxes. Cantor G&W (Nevada) is subject to taxes based on gross gaming revenue or gross gaming activity (handle) in the jurisdiction in which it operates, subject to applicable jurisdictional adjustments and/or revenue basis standards. These gaming taxes are assessed on Cantor G&W (Nevada)’s gaming revenue and/or gross gaming activity (handle) and are recorded as an expense within cost of revenues in the accompanying consolidated statement of operations.

Goodwill. Goodwill is the excess of purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as a purchase. As prescribed in the authoritative guidance on goodwill and other intangible assets, goodwill is not amortized, but instead is periodically tested for impairment. Cantor G&W (Nevada) reviews goodwill at least annually for impairment. An impairment loss is triggered if the estimated fair value of a reporting unit is less than its estimated net book value. Such loss is calculated as the difference between the estimated fair value of goodwill and its carrying value. Cantor G&W (Nevada) applies significant judgment when estimating the fair value of its reporting units. Estimates of fair value are dependent upon estimates of the future earnings potential of Cantor G&W (Nevada)’s reporting units as well as the cost of capital. The fair value of Cantor G&W (Nevada)’s reporting units exceeded their carrying amounts and did not indicate any goodwill impairment based on current valuations. Cantor G&W (Nevada) had a goodwill balance of $2,671 at September 30, 2011 and December 31, 2010, related to the purchase of LVSC and LVSM during 2008. Cantor G&W (Nevada) performed an annual impairment evaluation at October 1, 2010 and 2009, and concluded that there was no impairment of its goodwill.

Income Taxes. For U.S. tax purposes, Cantor G&W (Nevada) is taxed as a partnership. Under applicable federal and state laws, the taxable income or loss of a partnership is allocated to each partner based upon their ownership interest. Each partner’s tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss which is the obligation of the individual partner and as such is not reflected in Cantor G&W (Nevada)’s consolidated financial statements.

On January 1, 2009, we adopted accounting standards related to accounting for uncertain income tax positions and did not record any cumulative effect adjustment to retained earnings as a result of this adoption. Under the accounting standards, we may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The accounting standards also provide guidance on de-recognition, classification, interest, and penalties on income taxes, accounting in interim periods and disclosure requirements for uncertain tax positions.

Intangible Assets. Intangible assets consist primarily of acquired intangibles, which include a customer list and a purchased patent. The costs of the acquired intangibles are amortized over a period not to exceed 17 years or the remaining useful life.

Equity-Based Compensation. Cantor G&W (Nevada) is an affiliate of Cantor, and certain employees of Cantor G&W (Nevada) are provided with awards in the form of grant units in Cantor, which we refer to as “grant units.” Grant units entitle the employees to participate in quarterly distributions of Cantor’s income and to receive certain post-termination payments.

Grant units are accounted for as liability awards under the fair value recognition provision of the authoritative accounting guidance on Share Based Payments. The guidance requires Cantor G&W (Nevada) to record an expense for liability awards at fair value each reporting period and that the change in fair value of the liability is reflected as cost of revenues in Cantor G&W (Nevada)’s consolidated statements of operations.

Recently Adopted Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board, which we refer to as the “FASB,” issued new authoritative guidance regarding disclosures about fair value measurements. An entity is now required to disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements, and describe the reasons for the transfers and additional disclosure is required regarding purchases, sales, issuances and settlements of Level 3 measurements. The guidance is effective for interim and annual periods beginning after December 15, 2009, except for the additional disclosure of Level 3 measurements, which is effective for fiscal years beginning after December 15, 2010. The adoption of this guidance did not have, and is not expected to have, a material effect on our consolidated financial statements.

In May 2011, the FASB issued an ASU on fair value measurement on how to measure fair value and on what disclosures to provide about fair value measurements. The ASU expands disclosure requirements particularly for Level 3 inputs to include following:

For fair value categorized in Level 3 of the fair value hierarchy:

1.	a quantitative disclosure of the unobservable inputs and assumptions used in the measurement,

2.	a description of the valuation processes in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and

3.	a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

This ASU will be effective for our second quarter of fiscal 2012 and is not expected to have a material impact on our financial statements.

In June 2011, FASB issued an ASU on presentation of comprehensive income to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. This update changes the requirements for the presentation of other comprehensive income, eliminating the option to present components of other comprehensive income as part of the statement of stockholders’ equity, among other items. The guidance requires that all non-owner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements.

This ASU will be effective for our first quarter of fiscal 2013 and is not expected to have a material impact on our financial statements. A variety of proposed or otherwise potential accounting standards are currently under review and study by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, we have not yet determined the effect, if any, that the implementation of any such proposed or revised standards would have on our consolidated financial statements.

Quantitative and Qualitative Disclosure about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We are not subject to foreign currency exchange rate risk or commodity price risk.

Interest Rate Risk

Our primary exposure to market risk is interest rate risk associated with the Cantor Note, which bears interest based on a floating rate. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Liabilities and Contractual Obligations.” We do not attempt to manage interest rate risk with the use of derivatives or active debt management at this time.

At September 30, 2011, our promissory note payable, including accrued and unpaid interest, to affiliate was $144,366. The Cantor Note is due on demand and bears interest at three-month LIBOR plus 600 basis points; however, we cannot predict the LIBOR rates that will be in effect in the future. At September 30, 2011, LIBOR was .25%, and our total interest rate was 6.25%.

Based on our borrowings as of September 30, 2011, an assumed 1% change in variable rates would cause our annual interest cost to change by $1,444.

OUR ORGANIZATIONAL STRUCTURE

We expect to enter into a contribution agreement, which will result in the organizational structure described below.

The Contribution and Related Transactions

In connection with this offering, we expect to enter into a contribution agreement with Cantor, pursuant to which Cantor will contribute certain licenses and other assets to us in exchange for                 shares of our Class A common stock and                 Cantor Entertainment Technology Holdings exchangeable limited partnership units, which will be exchangeable with us for shares of our Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments) immediately upon the closing of this offering. See “Certain Relationships and Related Transactions—Contribution Agreement” for a description of the licenses and assets contributed to us. In addition, in connection with this offering, we and Cantor Entertainment Technology Holdings expect to issue the following equity interests: 95 and 5 shares of Class B common stock to the Trust and Mr. Lutnick, respectively, and                     ,                      and                     Cantor Entertainment Technology Holdings founding partner units to the Trust and Messrs. Amaitis and Merkel, respectively. The Trust and Messrs. Lutnick, Amaitis and Merkel will exchange their current ownership interests in our company for the foregoing shares of Class B common stock or Cantor Entertainment Technology Holdings founding partner units.

Structure of Cantor Entertainment Technology

Upon the closing of this offering, we expect to be structured as a holding company and our business will be operated through two operating partnerships, Cantor Entertainment Technology U.S., which will hold our U.S. businesses, and Cantor Entertainment Technology Global, which will hold our non-U.S. businesses.

The limited partnership interests of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global will be held by us and Cantor Entertainment Technology Holdings and the limited partnership units of Cantor Entertainment Technology Holdings will be held by Cantor, the founding partners and the working partners. We will hold the Cantor Entertainment Technology Holdings general partnership interest and the Cantor Entertainment Technology Holdings special voting limited partnership interest, which will entitle us to remove and appoint the general partner of Cantor Entertainment Technology Holdings, and serve as the general partner of Cantor Entertainment Technology Holdings, which will entitle us to control Cantor Entertainment Technology Holdings. Cantor Entertainment Technology Holdings, in turn, will hold the Cantor Entertainment Technology U.S. general partnership interest and the Cantor Entertainment Technology U.S. special voting limited partnership interest, which will entitle the holder thereof to remove and appoint the general partner of Cantor Entertainment Technology U.S., and the Cantor Entertainment Technology Global general partnership interest and the Cantor Entertainment Technology Global special voting limited partnership interest, which will entitle the holder thereof to remove and appoint the general partner of Cantor Entertainment Technology Global, and serve as the general partner of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global, all of which will entitle Cantor Entertainment Technology Holdings (and thereby us) to control each of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global. Cantor Entertainment Technology Holdings will hold its Cantor Entertainment Technology U.S. general partnership interest through a Delaware limited liability company, and will hold its Cantor Entertainment Technology Global general partnership interest through a company incorporated in the Cayman Islands.

In addition, as of the close of this offering, we will directly hold approximately    % and    % of the outstanding Cantor Entertainment Technology U.S. limited partnership interests and Cantor Entertainment Technology Global limited partnership interests, respectively. We will be a holding company that holds these interests, serves as the general partner of Cantor Entertainment Technology Holdings, and, through Cantor Entertainment Technology Holdings, acts as the general partner of each of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global. As a result of our ownership of the general partnership interest in Cantor Entertainment Technology Holdings and Cantor Entertainment Technology Holdings’ general partnership interest in each of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global, we expect that we will consolidate Cantor Entertainment Technology U.S.’s and Cantor Entertainment Technology Global’s results for financial reporting purposes.

As discussed above, in connection with the contribution, it is expected that Cantor will receive                 shares of our Class A common stock and                     Cantor Entertainment Technology Holdings exchangeable limited partnership units, which we refer to as “Cantor units.” The remaining Cantor Entertainment Technology Holdings limited partnership units will consist of founding partner units and working partner units, of which                     and                     , respectively, will be outstanding as of the closing of this offering.

The Cantor units will be exchangeable pursuant to their terms by Cantor with us at any time, at Cantor’s sole discretion, for our Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments) upon the closing of this offering. In addition,    % of the Cantor Entertainment Technology Holdings founding partner units held by each founding partner will become, upon the closing of this offering, exchangeable with us for Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments), in accordance with the terms of the Cantor Entertainment Technology Holdings limited partnership agreement. The remaining     % of Cantor Entertainment Technology Holdings founding partner units held by each founding partner will not be exchangeable with us unless Cantor determines, in its sole discretion, that such units can be exchanged by such founding partners with us for our Class A common stock, generally on a one-for-one basis (subject to customary anti-dilution adjustments), on terms and conditions to be determined by Cantor, provided that the terms and conditions of such exchange cannot in any way diminish or adversely affect our rights or the rights of our subsidiaries (it being understood that our obligation to deliver shares of our Class A common stock upon exchange will not be deemed to diminish or adversely affect our rights or the rights of our subsidiaries). Cantor expects to permit such exchanges from time to time. The Cantor Entertainment Technology Holdings working partner units held by working partners will not be exchangeable with us unless otherwise determined by us with the written consent of Cantor. Exchangeability of all Cantor Entertainment Technology Holdings units will be governed by the terms of the Cantor Entertainment Technology Holdings limited partnership agreement. See “Certain Relationships and Related Transactions—Limited Partnership Agreement of Cantor Entertainment Technology Holdings—Exchanges.”

The one-for-one exchange ratio between Cantor Entertainment Technology Holdings limited partnership units and our Class A common stock reflects that one Cantor Entertainment Technology Holdings limited partnership unit and one share of our Class A common stock are expected to represent an equivalent indirect economic interest in the income stream of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global. In addition, such a one-for-one ratio enhances the ease of comparing and understanding our per share amounts and Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global per interest amounts.

Upon each exchange of a Cantor Entertainment Technology Holdings limited partnership unit, we will deliver shares of our Class A common stock in exchange for the underlying unit (on a one-for-one basis). Cantor Entertainment Technology Holdings will then redeem the Cantor Entertainment Technology Holdings units so acquired and deliver to us a like number of Cantor Entertainment Technology U.S. limited partnership interests and Cantor Entertainment Technology Global limited partnership interests underlying such Cantor Entertainment Technology Holdings unit. As a result, with each exchange of a Cantor Entertainment Technology Holdings limited partnership unit, our direct interest in Cantor Entertainment Technology U.S. limited partnership interests and Cantor Entertainment Technology Global limited partnership interests will proportionately increase.

The profit and loss of Cantor Entertainment Technology U.S., Cantor Entertainment Technology Global and Cantor Entertainment Technology Holdings, as the case may be, will be allocated based on the total number of Cantor Entertainment Technology U.S. interests, Cantor Entertainment Technology Global interests and Cantor Entertainment Technology Holdings units.

The following diagram illustrates our expected ownership structure immediately after the completion of this offering. The following diagram does not reflect our various subsidiaries or those of Cantor Entertainment Technology U.S., Cantor Entertainment Technology Global, Cantor Entertainment Technology Holdings or Cantor, or the results of any potential exchange of Cantor Entertainment Technology Holdings exchangeable limited partnership units:

Public Stockholders
Cantor Fitzgerald, L.P. (Delaware)
Howard W. Lutnick and Howard W. Lutnick Family Trust
• Class A Common Stock % of economics
• % indirect economic interest in Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global
• Class A Common Stock % of economics
• Limited Partnership Units (% of economics of Cantor Entertainment Technology Holdings)
• % indirect economic interest in Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global
• Class B Common Stock
Cantor Entertainment Technology, Inc. (Delaware)
• Limited Partnership Interests (% of economics of Cantor Entertainment Technology U.S.)
• General Partnership Interests (controlling interest)
• Special Voting Limited Partnership Interest
• Limited Partnership Interests (% of economics of Cantor Entertainment Technology Global)
Founding and Working Partners
• Limited Partnership Interests (% of economics of Cantor Entertainment Technology Holdings)
• % indirect economic interest in Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global
Cantor Entertainment Technology Holdings, L.P (Delaware)
• General Partnership Interests (controlling interest)
• Special Voting Limited Partnership Interest
• Limited Partnership Interests (% of economics of Cantor Entertainment Technology U.S.)
• General Partnership Interests (controlling interest)
• Special Voting Limited Partnership Interest
• Limited Partnership Interests (% of economics of Cantor Entertainment Technology Global)
Cantor Entertainment Technology U.S., L.P. (Delaware)
Cantor Entertainment Technology Global, L.P. (Cayman Islands)
Cantor G&W (Nevada), L.P. (Delaware)

BUSINESS

Overview

We are a leading technology company that provides, through our subsidiary Cantor G&W (Nevada), software, services, data and content to the gaming industry and additional entertainment channels worldwide. We are a market leader in comprehensive account-based and over-the-counter race and sports book solutions and mobile gaming technology for casino-style gaming and race and sports wagering for the global gaming market. Our technology infrastructure platform allows us to provide scalable services at minimal incremental operating costs. Due to the significant historical capital investment in our technology platform and our leadership position within the industry, we believe substantial barriers to entry and brand equity have been created.

We believe that we provide innovative wagering solutions, creative content, and superior products and services. We also believe that we are a premier operator of mobile gaming and mobile wagering systems that provide casino patrons the ability to play a full suite of casino games and place race and sports wagers, including In-RunningTM (our in-game wagering product), from mobile devices in many areas of the casino resort. We currently operate race and sports books and mobile gaming in six locations in the State of Nevada and have announced the addition of a seventh race and sports book that we will begin operating in early 2012. We also operate a sports line making service as well as a slot route in Nevada which places and operates slot machines in approved locations, such as bars and taverns, which are typically restricted to 15 machines per location and an unlimited amount for licensed non-restricted locations. We have marketed our product offerings to other gaming jurisdictions where mobile gaming is permitted, such as Native American casinos and other gaming venues throughout the world. In June 2011, mobile gaming wagering in casino hotel rooms was legalized in Nevada, and regulations implementing such wagering have been adopted by the Nevada Gaming Commission. As a result, we intend to expand the service area of our mobile gaming system to include hotel rooms, which will require approval from the Nevada Gaming Control Board. While the time frame for such approval is uncertain, we anticipate that the time required to make in-room gaming operational will be short and would not require material infrastructure installation and expense. We do not believe that additional financing will be needed to complete the implementation of our mobile gaming system. In addition, until recently Nevada gaming regulations required that any wagers placed through our mobile gaming system be done using our proprietary mobile hardware. However, on October 26, 2011 as a result of recent regulatory changes, we launched a sports wagering application on Android® devices, including through an application downloadable on a patron’s personal device enabling the patron to place sports wagers through his wagering account anywhere within Nevada. We also have iOS and Windows-based sports applications in process. Our mobile wagering technology also enables casino properties to leverage our products for marketing and promotional efforts. Our cloud-based software automates and executes mobility for entertainment options that previously were inefficient to manage or distribute and could not be consumed wherever and whenever the customer wanted them.

We were the first to be licensed by the Nevada Gaming Commission to manufacture, distribute and operate a mobile gaming system in the State of Nevada. Our mobile gaming system was licensed in 2006 and approved by the Nevada Gaming Commission on November 20, 2008. We believe that our mobile gaming system is the only one currently in operation in Nevada. We provide our casino partners with a complete mobile gaming solution, including a proprietary wireless gaming system, full back-office infrastructure and a portfolio of casino games. We design, finance, install and operate our mobile platform and share a portion of our mobile gaming revenues with our casino partners. Our software can be integrated into our casino partners’ software platforms for the purpose of expanded concierge type services, food and beverage orders, restaurant or show reservations and tailored marketing materials based upon a player’s location and profile. Our licenses as an operator, manufacturer and distributor of mobile gaming systems in Nevada allow us the opportunity and ability to expand into additional properties.

We are a leading race and sports book operator in the State of Nevada. A race and sports book is a gambling establishment that sets odds and point spreads and accepts wagers on the outcome of horse races and sporting events, such as football, basketball, baseball, and hockey games. An innovative aspect of the race and sports books that we operate is our ability to process In-Running™ wagers after a race or sporting event has begun. In-Running™ is wagering on an event where the odds change dynamically based upon changes that occur within the sporting event and where the player can wager multiple times on events during the course of the event. We pay fixed rent and/or a share in wagering handle or profits from race and sports wagering with our casino partners. Importantly, we believe that our technology increases the traditional gaming offerings and opens up new revenue generating opportunities for our casino partners.

We are the exclusive mobile gaming and race and sports book operator at the following six Las Vegas resorts: the M Resort, which we refer to as the “M Resort,” The Cosmopolitan of Las Vegas, which we refer to as the “Cosmopolitan of Las Vegas,” The Tropicana of Las Vegas, which we refer to as the “Tropicana Las Vegas,” the Hard Rock Hotel & Casino Las Vegas, which we refer to as the “Hard Rock Hotel & Casino,” The Venetian Resort Hotel Casino, which we refer to as the “The Venetian,” and The Palazzo Resort Hotel Casino, which we refer to as the “The Palazzo.” The Palazzo and The Venetian are owned by Las Vegas Sands Corporation which is a single licensee for Nevada Gaming Control Board purposes. In addition, in January 2012, we obtained a license to operate mobile gaming and a race and sports book at the Palms Casino Resort, which we refer to as the “Palms Casino Resort,” which we expect to begin operating on an exclusive basis in early 2012. Accordingly, we have six licenses to operate mobile gaming and race and sports books in seven properties.

Our international operations include a financial fixed odds betting product, which we refer to as “FFO.” FFO is a proprietary betting product that allows a customer to bet online or otherwise remotely on short-term movements in the financial markets, including stock indices, commodities (such as gold and oil), and foreign exchange. We currently offer FFO as a white label product to licensed bookmakers, as opposed to offering FFO directly to end customers under our own brand. Our white label bookmakers include Ladbrokes in the United Kingdom and 32 Red, PartyGaming and Victor Chandler in Gibraltar. Ladbrokes is the United Kingdom’s largest land-based bookmaking operator, and our FFO product is featured on the Ladbrokes website. We plan to market the FFO product to other licensed bookmakers in jurisdictions where this form of wagering is permitted.

In addition to the businesses described above, we also provide other services and products to businesses in the gaming industry, such as licensing our proprietary intellectual property, providing market information (odds and sports lines) to licensed sports books and lotteries for license fees, providing sports news and data within casinos and operating numerous slot machine locations.

We are an affiliate of Cantor Fitzgerald, L.P., which we refer to as “Cantor,” a leading provider of financial brokerage, technology and execution services to institutions operating in the global financial markets. We believe that Cantor has been at the forefront of financial and technological innovation in the financial services industry for more than 65 years, developing new markets and providing superior service to its more than 5,000 institutional customers around the world. Cantor is a leader in technological innovation, including developing the world’s first electronic marketplace for U.S. Government Securities, the world’s first full-time electronic exchange for trading U.S. Treasury futures, and one of the first wireless bond trading platforms. Cantor provides us with expertise in electronic data processing and the experience of our officers and senior employees with such systems. We have already created advanced mobile gaming technologies by leveraging such expertise and expect to develop additional technological innovations in the future, by adapting to the gaming industry technology that Cantor has successfully implemented in its trading businesses, including technology to electronically process in real-time massive numbers of transactions and provide real-time electronic dissemination of data. Throughout its long history of serving financial marketplaces, Cantor has continually enhanced the ability of its electronic trading systems to lower costs for users, as well as increase volumes and velocity of transactions overall. We foresee over time similar benefits accruing to the gaming industry through the use of our technology.

We generate revenue in five principal ways:

•	Race and sports book;

•	Mobile gaming;

•	Sports and odds subscriptions;

•	Fixed financial odds; and

•	Slot route.

Since our inception, we have incurred substantial costs to develop our technology and infrastructure and have sustained losses. For the fiscal year ended December 31, 2010, we generated net revenue of approximately $5.8 million and sustained a consolidated net loss of approximately $27.4 million. For the nine months ended September 30, 2011, we generated net revenue of approximately $7.7 million and sustained a consolidated net loss of approximately $22.2 million. Our cumulative net loss incurred since inception is approximately $96.6 million. We may continue to incur losses and generate negative cash flow from operations in the future as we continue to develop our business and products and services and expand our brand recognition and customer base through increased marketing efforts. In addition, a majority of our total revenues to date were derived from our race and sports book business.

Our History

Cantor Entertainment Technology, Inc. was incorporated in Delaware on November 10, 2011. Prior to its incorporation, we operated our business primarily through our subsidiary, Cantor G&W (Nevada), L.P., which we refer to as “Cantor G&W (Nevada).” Cantor G&W (Nevada) was a development stage company from its inception (November 12, 2004) through December 31, 2008.

In June 2005, the Nevada Gaming Control Act was amended to allow mobile gaming, which we refer to as the “Nevada Mobile Gaming Law.” Instrumental in the adoption of this law, Cantor G&W (Nevada) became the first company licensed by the Nevada Gaming Commission as a manufacturer, distributor, and operator of a mobile gaming system in the State of Nevada. The Nevada Mobile Gaming Law permitted wireless gaming on hand-held, mobile devices in public areas of a resort casino, such as restaurants, nightclubs and pool side. In March 2006, mobile gaming regulations were adopted by the Nevada Gaming Commission and the following significant events for our company occurred:

•

On May 18, 2006, Cantor G&W (Nevada) and several key executives were granted the first ever licenses as a manufacturer, distributor and operator of mobile gaming systems by the Nevada Gaming Commission, solidifying our position as the leader in the mobile gaming market.

•

April 2008 through November 2008—In April 2008, Cantor G&W (Nevada) began mobile gaming field trials at The Venetian and The Palazzo and received approval by the Nevada Gaming Commission in November 2008.

•	March 2009—Cantor G&W (Nevada) became the exclusive race and sports book operator of the M Resort and launched mobile gaming and In-Running™ wagering on sport events.

•	March 2010 and 2011—In March 2010 and 2011, ESPN Insider voted the M Resort race and sports book the “Best Sports Book For Watching March Madness.”

•

October 2010 through September 2011—Cantor G&W (Nevada) became the exclusive mobile gaming and race and sports book operator at the Hard Rock Hotel & Casino, the Tropicana Las Vegas, the Cosmopolitan of Las Vegas, The Venetian and The Palazzo, and announced that beginning in 2012 it expects to become the exclusive mobile gaming and race and sports book operator at the Palms Casino Resort.

•

June 2011—The Nevada Mobile Gaming Law was amended in June 2011 to permit mobile gaming in all areas of a licensed gaming establishment, including hotel rooms, subject to approval of the relevant technology and coverage area by the Gaming Control Board, and implementing regulations were adopted in September 2011.

•

October 2011—Cantor G&W (Nevada) launched a sports wagering application on Android® devices, including through an application downloadable on a patron’s personal device enabling the patron to place sports wagers through his or her wagering account throughout the State of Nevada.

Our Products and Services

Our principal products and services consist of: mobile gaming, race and sports book operations, a slot route currently limited to the State of Nevada, our financial fixed odds offering currently limited to the United Kingdom and certain European countries, as well as licensing of certain of our technology and intellectual property. We expect to expand these offerings to other jurisdictions as well as provide additional functionality which can be further monetized. Below is a summary of these principal products and services.

Mobile Gaming

Overview

We were the first company licensed by the Nevada Gaming Commission to manufacture, distribute and operate a mobile gaming system in Nevada. We provide casinos with a complete mobile gaming solution, including a proprietary wireless gaming system, full back-office infrastructure and a portfolio of casino games. Our mobile gaming system provides interactive casino gaming via mobile devices. Our mobile functionality is supported by an array of back-end servers, reporting facilities, and monitoring systems, a player location system, and a comprehensive administration application called Interactive Casino Administration Center, which we refer to as “ICAC.” Our mobile gaming system has the capability to deliver gaming services via a number of different channels, including traditional gaming platforms, as well as wireless networks and personal handheld devices and, if permitted by law and regulation, the internet. Our handheld mobile devices currently function in real-time and allow players to wager on casino-style games.

Through our mobile gaming system, players currently have access to our proprietary games that provide a choice of traditional casino games as well as those using our proprietary content. Our mobile gaming application permits the casino patrons the freedom to explore the premises of the entire casino resort, including hotel rooms, and create a highly personalized gaming experience. The mobile gaming application permits wagering on casino-style games on a mobile device. Games and entertainment come directly to our players at their convenience, and more importantly at their desired location and time.

Our products are offered to casino operators who see the potential revenue and player enhancements that mobile gaming can provide. As the portfolio of games offered on a mobile device can be tailored to each property’s specifications, the mobile games can be limited to our proprietary content which is only available via a mobile device to produce new, incremental revenue for our casino partners. Our mobile gaming platform has the potential over time to enable a player more casino game volume and variety versus a traditional casino floor approach, resulting in the potential for a greater spend per player for the casino, and a convenient approach for the player.

We are the exclusive mobile gaming system provider at the following six Las Vegas resorts pursuant to long-term agreements: the M Resort, the Cosmopolitan of Las Vegas, the Tropicana Las Vegas, the Hard Rock Hotel & Casino, The Venetian and The Palazzo. In addition, beginning in 2012, we expect to become the exclusive mobile gaming operator at the Palms Casino Resort. These resorts represent approximately 15,000 hotel rooms, which we believe represent significant potential for increased mobile gaming play.

We intend to expand to other casinos throughout Nevada and eventually expand geographically in the United States and globally, subject to applicable law and regulation. Our technology allows us to expand our pool of gaming customers without incurring substantial increased operating costs or capital costs and subjecting our business to substantial increased risks as a result of our flexible infrastructure and risk management procedures.

Our core technology for our mobile gaming system is currently available via our proprietary devices and via fixed terminals located in our race and sports books. We are seeking approval to offer mobile gaming via commercially available personal devices, including those owned by the patron, purchased by the patron from a third-party provider partnering with us, or loaned or rented to the patron. Our mobile application has “player identification” measures, similar to internet banking, to ensure that the player is permitted to wager within the approved areas in the resort. Players may then wager at any public and private space on the resort premises for which the coverage area has been approved, including hotel rooms, the pool, the lobby, bars, shopping malls, restaurants and convention centers. We believe that as our mobile gaming system is installed, it will help generate incremental revenue for a casino, given our system’s ability to expand the playable casino area and provide mobility and multiple game choices for those patrons not wishing to be confined to a table, race and sports book or slot machine.

Use of the Mobile Gaming Handheld Device

Prior to engaging in mobile gaming, a patron is required to establish a mobile gaming account. The account is established by the patron completing required paperwork and depositing funds into the patron’s wagering account at the mobile and/or race and sports windows.

Each mobile gaming log-in is assigned exclusively to a single player. To ensure that the player’s account is not used by an “unwanted user” of the device, the player will be prompted for the player’s individual login information. The player must enter a permitted area and then enter his or her login/password combination on the device to commence game-play. Depending upon the configuration of the system, these prompts for authentication may be required on the following occasions:

•	re-entering the permitted areas for play once a player has left the active areas of the property;

•	resuming a game after an inactivity-based timeout;

•	resuming a game after a location-based timeout; or

•	periodic confirmation of the player’s identity.

The system allows us the ability to disable the player’s account, if required. The player’s gaming history can then be retrieved through ICAC, and any discrepancies resolved in accordance with the our dispute resolution procedures.

Returning the Mobile Gaming Handheld Device

We have launched a sports wagering application that may be downloaded on a patron’s personal Android® device and are seeking regulatory approval for an application that will permit mobile gaming on a patron’s personal Android® device. We also currently provide mobile devices that may be borrowed by patrons of our casino partners. If a player uses a mobile device loaned by us, we may require a deposit by cash or wagering account debit or hold. The mobile device must be returned to our personnel after use, who will then refund any deposit on the device or credit any wagering account debit or hold. No player details are retained on the device, so there is no privacy concern associated with the re-use of these mobile gaming devices.

Servers

All significant transactions, such as game logic, player account management and reporting, are undertaken on our gaming servers. These servers operate on a secure network of host machines and utilize distributed server architecture. This architecture promotes performance, scalability and security by devolving tasks to specialized servers and isolating communications by encryption and firewalls.

Wireless Infrastructure

The mobile device used for wagering communicates remotely with the mobile gaming servers, which are located in our off-site secured data center and at our casino partners. The connection between the servers and the mobile gaming device is established using encrypted WiFi technology. WiFi communication is maintained through wireless access points located throughout the casino. Our installations can utilize the casino’s existing wireless infrastructure, but in the cases in which it is either not present, or the architecture does not permit consistent deployment, we will provide cabling throughout parts of the casino premises. We also use WiFi triangulation to provide boundaries and location-based services for mobile gaming.

Games

Our mobile games take the form of realistic representations of traditional casino games, with familiar rules and game-play. Our state-of-the-art technology allows patrons to play traditional slot games, video poker and table games as well as proprietary games developed or licensed by us, including XtraOdds Blackjack™ and XtraOdds Baccarat™. The odds for the proposition, or extra odds bets, are calculated dynamically in real time, allowing players the ability to wager on the outcome of their bets. Our proprietary games give more betting options to the player. We are currently seeking regulatory approval of new proprietary games, including games known as Red/Black™, Kill the Number™ and Five-Wheel™.

System Security

We place high priority on security for our onsite mobile gaming system to meet the exacting standards of our regulators. The security measures incorporated include:

•	a physically secure network;

•	encrypted communications between the back-end servers, game clients and casino administrators;

•	no player information is stored locally on the mobile devices;

•	detailed system event logging and full data replication, allowing for the restoration of all player and system data even in the event of a catastrophic system malfunction; and

•	casino administrators are controlled by means of a fine-grained function level hierarchy of permissions, which are also grouped to define administrator ranks.

Race and Sports Book

Wagering on horse racing is legal in numerous jurisdictions and wagering on sporting events is currently legal principally in the State of Nevada as well as in numerous foreign countries. Wagering on sporting events has increased significantly with cable and satellite television, and technological improvements. When sporting events are televised, there is increased exposure and interest, which, we believe, leads to increased sports betting. A race and sports wagering facility, or “race and sports book,” is a gambling establishment that sets odds and point spreads and accepts wagers on the outcome of horse races and sporting events such as football, basketball, baseball, and hockey games, with the goal of having roughly equivalent wagers on each side of the sporting event in order to minimize risk.

We accept wagers on sports as follows: straight-wagers, money line wagers, parlay wagers, parlay cards, prop wagers, In-Running wagers, Inside Wagers and derivative wagers. We retain either a win or loss on any given event based upon the final outcome of the event and the odds or point spreads that our risk management team offer to the wagering public. As reported by the Nevada State Gaming Control Board Gaming Revenue Report, all non-restricted licensees in the State of Nevada, for the twelve months ended October 31, 2011, held 4.49% of the sports handle. Our ambition has always been to increase the handle dramatically, thus offering a more commission-like business with an annual hold percentage targeted at 2.5% to 3%. We believe that the business cannot be assessed based upon the results of one weekend or one game, but rather a sporting season, such as NFL football, NCAA football, NBA basketball and NCAA basketball. The strength of the revenue associated with the sports wagering business lies in the fact that there are so many events in the annual calendar. For example, assume that a patron wagers $11 to win $10. At this ratio, a patron must win 53% of his wagers to break-even. This provides sports books with a mathematical advantage of 3%. For example, there are approximately 256 games in a professional and amateur football season; assuming a player bet an equal amount on every game, a player would have to win in excess of 135 of these games for us to be exposed to this patron during the football season. The number of NBA games as well as NHL matches is even greater. Revenues made on fixed terminals or on mobile devices (available on and off property within Nevada) related to sports wagers are included in sports revenue in our financial statements.

We are utilizing our technological expertise to expand the product offering at the sports books that we operate by providing In-Running™ wagering. Powered by complex algorithms developed by us, our In-Running™ wagering technology enables patrons to bet on a wide range of outcomes to live sporting events. With In-Running™, the patron has the ability to place a bet during a particular game, and is not restricted to only placing one wager at the beginning of the race or game. Such In-Running™ wagers can be utilized to augment, change, or “hedge” an original wager, enter into the action after the start with an original wager; or wager on individual plays or segments of the race or game. The short time frame in which to make an In-Running™ wager requires that the system used to collect and process wagers be electronic and have real-time capability. In a number of cases, the rapidity of the action will not allow us to balance the bets taken, and therefore we intend to adjust the relative odds of such In-Running™ wagers accordingly to reduce the aggregate risk; however, there can be no assurances that our adjustments will mitigate against losses, some of which could be material. On the other hand, we believe that operating an active In-Running™ wagering business for the sports book industry in Nevada will stimulate more sports wagering. We believe that In-Running™ wagering also results in a more exciting experience for players as well as provides a dynamic tool for active players to revise their wagers and place additional side-wagers. In 2009, we became the first company to launch account-based in-game wagering in the State of Nevada on a significant scale. In-Running™ is available only via account wagering.

Using our mobile gaming technology, players can place pre-game and In-Running™ wagers as well as watch the action on their mobile device if they choose to leave the applicable race and sports book lounge. At our sports book account-based wagering systems, through a wireless distributor partner, we sell personal tablets and phones loaded with our mobile sports application. We believe that our mobile wagering technology provides valuable mobility to the player and casino alike, allowing the player to monitor the race or sporting event, while also allowing the player to take advantage of the casino’s other facilities during the typical sporting event’s one-to-three hour duration.

While we accept traditional over-the-counter wagers, our patrons wager predominantly via electronic wagering accounts that they have opened and funded at our race and sports books. In addition, on October 26, 2011, we launched a race and sports wagering application on Android® devices, including through an application downloadable on a patron’s personal device to enable the patron to place wagers and In-Running™ wagers through his or her wagering account through a cellular network throughout the State of Nevada. We also have iOS and Windows-based sports applications in process. This mobile sports wagering application is embedded with sophisticated data-encrypted technology that provides the highest levels of security and offers Nevada-based sports betting fans a secure, convenient, fast loading, and easy-to-use application that complements the sleek design of Android® devices. Compliant with Nevada Gaming Control Board regulations, the application will work only within Nevada and will not function once patrons travel outside Nevada.

We offer both Pari-Mutuel Wagers as well as In-House Quinella wagers. The model for Pari-Mutuel wagers is consistent across all operators in Nevada and offers a gross win to us of approximately 20%; after association fees, we retain approximately 14-16%. We offer our players inducements to wager on certain posted races by offering In-House Quinellas. These wagers are offered on certain races that are set by our risk management team. These generally result in a loss for us of approximately 8%. However, these In-House Quinellas are offered to our players at a ratio of 3 Pari-Mutuel wagers to 2 Quinella wagers. Accordingly, our blended race hold is approximately 10-12%.

We believe the quality of our race and sports books is demonstrated by such factors as size, design, ambiance, the breadth and superior nature of amenities offered, and the innovative technology at the heart of the sports wagering experience offered to our customers. We are committed to maintaining and expanding market leading, state-of-the-art properties through capital spending programs designed to continually expand and enhance our gaming options and facilities in order to offer our patrons a superior overall gaming experience.

Professional and NCAA football games are currently the most popular sports wagered on, followed by professional and NCAA basketball games, and finally professional baseball games; collectively constituting the majority of the total amount wagered at all of our race and sports book locations. To date, our race and sports book business has been seasonal in nature, with significantly more than half of the handle occurring between the months of September and February. Due to the significant amount of wagers we accept, our earnings can also be volatile as a result of any one game or over any one weekend. Accordingly, results are best analyzed over a period of time, which could include a “season” such as a football or basketball season.

However, overall, legal sports wagering in the State of Nevada represents less than 1% of all sports betting nationwide. The National Gambling Impact Study Commission (NGISC) estimated that illegal wagers are as much as $380 billion annually. Our goal is to increase the amount of money wagered legally in Nevada through our race and sports books by attracting bettors with our products and services.

International

Financial Fixed Odds

Through our subsidiary, Cantor Gaming & Wagering Limited (UK), we operate a financial fixed odds betting product, which we refer to as “FFO.” FFO is a proprietary betting product that allows a customer to bet online or otherwise remotely on short-term movements in the financial markets. The concept of FFO betting is no different than betting on an event. FFO is an exciting way to participate in predicting the fluctuations of the financial markets while limiting risk to only the stake a customer is prepared to bet. We offer 2-Minute, 5-Minute, 20-Minute, Hourly and Daily markets within FFO, and bets may be closed early if desired. There are two different FFO bet types available: first, with moving odds/static level betting, the market levels are static but the odds are constantly changing; and second, with static odds/moving level betting, the odds are fixed but the market levels are constantly changing.

We currently offer FFO as a white label product to licensed bookmakers, as opposed to offering FFO directly to end customers under our own brand. Our current white label bookmakers include Ladbrokes in the United Kingdom and 32 Red, PartyGaming and Victor Chandler in Gibraltar.

Other Businesses

In addition to the businesses described above, we derive revenue from licensing our proprietary intellectual property to other related businesses in the gaming industry, providing odds and sports lines on a subscription basis, and operating a slot route.

Licensing Intellectual Property

We believe we have developed an extensive portfolio of intellectual property through our research and development efforts and through strategic acquisitions, resulting in a portfolio of innovative products. We have also licensed certain of our intellectual property to a games manufacturer.

Sports Odds and Lines

Through the November 2008 acquisition of LVSC, which was founded in 1982, we acquired Nevada’s largest odds-making company. LVSC blends online technology with personal service to provide odds and point-spreads to certain Las Vegas and international sports books.

Slot Route

We hold various licenses as a slot route operator, and earn revenues from play on our units placed in certain restricted locations. We pay either a fixed “space” lease for these units, or have revenue sharing arrangements with those locations that hold a gaming license. Our slot route operator license permits us to place and operate up to 15 slot machines at restricted gaming locations such as bars and taverns and an unlimited amount for licensed non-restricted locations. We have agreements to place slot machines at approximately 20 locations, for a total of approximately 100 machines.

Industry Overview

Gaming Industry—Market Size

The global casinos and gaming sector, which includes all forms of online and traditional betting, grew by 7.5% in 2010 to reach a market size of $381.8 billion, according to MarketResearch.com. In 2015, MarketResearch.com forecasts that the global casinos and gaming sector will reach a market size of $512.9 billion, an increase of 34.3% since 2010. Estimates provided by the American Gaming Association, which we refer to as the “AGA,” indicate total commercial casino gross revenues (the amount wagered minus the winnings returned to players, which we refer to as “wins”) in the U.S. were $34.6 billion in 2010, a nearly 1% increase compared to 2009. Nevada’s total wins accounted for $10.4 billion, or 30% of total U.S. wins, with the Las Vegas Strip bringing in $5.78 billion, or 17% of total US wins and more than half of the total win in Nevada. The AGA also reports that, according to 2011 public opinion polling, 31% of Americans visited casinos during the past 12 months, and 25% gambled while they were there. We believe the continued growth in the gaming industry will help drive an increase in demand for gaming products, especially those that are electronic, as use of cell phones and/or personal digital devices becomes ubiquitous worldwide.

The gaming industry is experiencing a rising social acceptability as a leisure time activity. According to an AGA survey, 82% of respondents indicated gaming is an acceptable activity for themselves or others. We believe that a growing population of pro-gaming technologically savvy consumers who expect cutting-edge graphics and real-time game response, coupled with the desire of casinos to minimize capital expenditures while maximizing their offerings, will be the catalyst for the large-scale adoption of mobile gaming. We believe that by adding mobile gaming capabilities, a casino will be able to increase gaming revenues by expanding the playable casino areas. We also intend to continue to develop innovative products such as In-Running™ that will allow players to place wagers throughout an event, giving casinos increased opportunities to generate additional revenues.

The U.S. gaming industry has recently experienced a slow-down in visitation and wagering due to domestic and international recessionary conditions. Lower revenues, high debt levels, and construction project commitments are pressuring many casinos to reduce their capital expenditures and staffing levels. We believe these financial constraints create an ideal environment for casinos to adopt mobile gaming. Our mobile gaming system does not require capital expenditures by the casino and requires minimal incremental employee resources to operate. Furthermore, mobile gaming content may be changed and upgraded more rapidly and cost-effectively than fixed-base systems.

Mobile Gaming

Online gambling was the initial step in bringing gaming outside of the casino, and now it has become a well-established sector of the global gaming market. The first online gaming offering was launched in 1995, and there are now several thousand gaming sites worldwide. While online gaming has had issues with legality and regulation, particularly in the U.S., its server-based technology has been widely tested for many years and is considered robust, reliable and scalable. In attempts to capture the success of online entertainment, companies have moved into different facets of mobile entertainment, giving rise to mobile gaming via cell phones.

According to Juniper Research, the increasing number of mobile casino, lottery and betting services, along with the liberalization of remote gambling legislation will drive the mobile gambling sector to a market size of $48 billion by 2015. In a recent white paper entitled “Ongoing Gambling Five Years After UIGEA,” the AGA estimates that U.S. online gambling revenues totaled over $4 billion in 2010 (approximately 15% of the global online gaming market of $30 billion). As we are the first company to provide onsite casino mobile gaming, there is limited data on our specific market.

We believe, based on the rapid adoption of online gaming, the growth of mobile gaming via cell phones or other personal devices such as tablets and our mobile gaming operating history to date, that there will be significant demand for our mobile gaming services. In addition, we believe that the adoption of mobile gaming will increase gaming revenues in two important ways: i) by expanding the playable casino area beyond the casino floor, the player now has more incremental time to gamble while shopping, dining, clubbing or lounging poolside and ii) our innovative content will provide casinos with increased opportunities to generate incremental revenue with the same customer.

Adoption of mobile gaming is expected to be driven by the following trend:

Rising use of mobile devices. Tablet computers and smartphones provide a convenient, simple platform for users to play games. Goldman Sachs Equity Research estimates that tablet sales increased from $17.8 billion in 2010 to $51.2 billion in 2011 and are expected to increase further to $71.4 billion in 2012. Mobile gaming continues to grow driven by the rapid proliferation of smartphones and tablets. According to BMO Equity Research, Apple has sold more than 250 million iOS devices and its online multiplayer social GameCenter platform has 67 million registered players while Google has activated more than 190 million Android devices globally. Games are the largest category of apps on tablets and smartphones and mobile gaming allows publishers to reach a wide global audience. Additionally, casino-style games rank in the top 5 top grossing iPhone games and top 20 for iPad games in the U.S., Canada, United Kingdom, and Germany.

Race and Sports Book

According to the Nevada Gaming Control Board, race book gaming in Nevada increased from approximately $400 million in 2009 to $405 million in 2010. Additionally, sports betting in Nevada increased from approximately $2.6 billion in 2009 to $2.8 billion in 2010. With the advent of cable and satellite television, access to commercial and private viewing of sporting events has increased significantly. We believe that the overall market for horse racing and sports wagering will be expanded as a result of our innovative technology, such as In-Running™ wagering.

Growth of the U.S. Gaming Industry

U.S. casino operators in the gaming industry are undergoing a period of consolidation. The result of this trend is that a smaller number of companies control a larger percentage of our current and potential customer base. We believe consumer demand in the gaming industry has been, and continues to be, driven by several trends, including:

•

Rising social acceptability and popularity of gaming as a leisure activity. The gaming industry has grown with the rising popularity and social acceptability of gaming as a leisure activity. This trend is also evident in international jurisdictions, most notably Macau, China, Singapore, Western and Central Europe and Latin America.

•

Improvement in the breadth and quality of gaming offerings. Technological advancements have played a critical role in expanding the breadth and improving the quality of gaming offerings. Advanced audio and video capabilities along with more powerful processors have made slot games more appealing by enabling innovative game content and multi-line, multi-denomination game play, while secondary events, such as progressive jackpots and other bonus features, have increased the overall entertainment value by providing players the chance to win additional prizes. Patron convenience has also improved with the development of cashless technology and the use of ticketing with bill validators.

•

Legalization of gaming in several U.S. states. Since the beginning of 2004, the legislatures or gaming authorities of several U.S. states, including those in Delaware, Florida, Kansas, Maine, Maryland, Massachusetts, Oklahoma, Ohio and Pennsylvania, have legalized or permitted expansion of gaming activities within their respective states. Other state legislatures are considering gaming legislation to generate additional tax revenue and stimulate economic development.

•

Proliferation of Native American casino gaming. Tribal gaming is an important component of reservation, local and regional economies. Tribal gaming can be seen as part of the expansion of gaming activities in many states.

Our Competitive Strengths

We believe that our competitive strengths include the following:

First Mover Status

We were the first company licensed as a manufacturer, distributor and operator of a mobile gaming system by the State of Nevada, and we were the first company to have a mobile gaming system approved by the Nevada Gaming Commission. We believe that we are the sole active operator of mobile gaming in Nevada. Our “first mover” status in mobile gaming in Nevada has provided us with valuable feedback about our product and services that has enabled us to develop enhancements that increase the marketability and success of our entertainment solutions and mobile gaming system.

Appeal and Advantages of Mobile Gaming

We believe that we have a competitive advantage over traditional fixed-based game providers, as we can rapidly roll out new games on our mobile gaming system with lower capital and operating expenditures. We believe this will be a significant advantage in an environment when casino operators are increasingly pressed to reduce their capital expenditures. In addition to cost advantages, mobile gaming has the natural advantage of providing the player freedom to gamble in all approved areas of the resort property rather than just casinos, while at the same time offering the casino owner the opportunity to generate wagering revenues off the casino floor.

We are Technological and Gaming Innovators

We currently own patents for a number of innovative technologies that we have developed, including our technology for In-RunningTM betting. In 2009, we became the only company to launch such In-Running™ betting in the State of Nevada. We also have a broad array of gaming technology intellectual property, gaming content, and a database of statistics, odds and lines from which we continue to develop new proprietary products and services.

Our affiliate, Cantor, is a leading innovator in the financial market place and is known globally for its superior financial technology and real-time, secure execution of financial transactions. We currently license more than 250 U.S. and foreign patents and patent applications for such technologies from Cantor. On or prior to the closing of this offering, Cantor will contribute most of these patents to us and license others to us. We expect to leverage Cantor’s expertise in electronic data processing by adapting technology for processing in real-time massive numbers of transactions and dissemination of data for use in the gaming industry. For example, using our proprietary technology and account-based wagering systems, our race and sports book patrons can place numerous bets on different outcomes throughout a sporting event. In the same way that prices in the financial markets are constantly updated, our lines and spreads change continuously as the action in a game evolves.

Throughout its long history of serving financial marketplaces, Cantor has continually enhanced the ability of its electronic trading systems to lower costs for users, as well as increase volumes and velocity of transactions overall. We foresee over time similar benefits accruing to the gaming industry through the use of our technology.

We are passionate about the way in which technology can enhance and transform gaming, and are continuously updating our products and technology to enable casinos to offer their customers an enhanced experience.

Proven and Scalable Technology

We designed our mobile gaming system to be intuitive and user friendly. In addition, our mobile gaming system has proven its scalability to easily handle new operator partners. We believe that our technological capabilities allow us to more rapidly implement and integrate our suite of gaming products and services. Our mobile wagering technology also enables casino properties to leverage our products for marketing and promotional efforts.

We have an Experienced Senior Management Team

Members of our senior management team are currently or have been in the past senior executives of Cantor and its affiliates, and have significant collective experience gained from decades of developing secure financial transactions based on superior technology, and working in the highly regulated financial services industry. Our senior management team has applied this same rigor and experience to the development of our businesses. We believe that bringing our senior management’s proven capabilities from the financial services industry to the gaming industry to deliver real-time data and information, in a transaction-intensive environment, and to provide rapid and secure settlement of such transactions are key differentiating factors, and ones which will have growing importance to casinos in making their business decisions. We intend to use our senior management’s extensive knowledge of building electronic marketplaces and developing value-added financial products and services, which dramatically increased transaction volumes and revenues in the financial industry, in the development and expansion of our products and services. We have complemented the expertise of our senior management team by hiring seasoned gaming executives. The gaming experience they possess includes significant operational experience, relationships, as well as strategic guidance. We believe that our experienced senior management team gives us a competitive advantage in executing our business strategy.

Award-Winning Race and Sports Book and Premier Industry Recognition

We believe the quality of our race and sports books is demonstrated by such factors as size, design, ambiance, the breadth and superior nature of amenities offered, and the innovative technology at the heart of the sports trading experience offered to our customers. For example, in 2010 and 2011, ESPN Insider named the M Resort race and sports book the “Best Sports Book For Watching March Madness.” We were awarded first place in the “Best Productivity-Enhancement Technology” category at the tenth annual Gaming & Technology Awards at the 2011 Global Gaming Expo (G2E), and “Best Table Game Product or Innovation” by Global Gaming Business magazine in 2009. We are committed to maintaining and expanding market leading, state-of-the-art properties through capital spending programs designed to continually expand and enhance our gaming options and facilities in order to offer our patrons a superior overall gaming experience.

Our President and CEO, Lee M. Amaitis, frequently is an invited speaker at industry events, including G2E, International Masters of Gaming Law, US Online Gaming Law Conference, and International Association of Gaming Advisors.

Our technology and trading sports book environments have been profiled by leading national print, broadcast and online media, including The Wall Street Journal, The New York Times, Fortune, Associated Press, Wired magazine, Bloomberg BusinessWeek, Wall Street & Technology, CNN, CNBC, Fox Business Network, CBS, ABC, ESPN, and Bloomberg TV. Las Vegas market coverage of our operations as a top destination for sports enthusiasts has included the Las Vegas Review Journal, Las Vegas Sun, Las Vegas Business Press, Vegas Magazine, Vegas News, University of Nevada-Las Vegas Podcast, Vegas Seven, Fox 5, Channel 8, and XTRA 910 radio, as well as press in other major markets, including the Los Angeles Times, Philadelphia Inquirer, and Pittsburgh Tribune. The quality of our product and service offerings has been recognized with significant industry press coverage, including Yahoo.sports, Global Gaming Business, Gaming Today, Casino Enterprise Management, iGaming Business, and covers.com.

Our Business Strategy

Our goal is to be the global leader in mobile gaming systems with real-time wagering capabilities and to provide exciting traditional casino games, innovative casino-style games and dynamic race and sports book offerings. We intend to achieve this goal by employing the following strategies:

Continue to Develop and Introduce Innovative New Products

We have a history of developing and introducing innovative gaming products and services. We plan to use our expertise in financial markets, gaming and technology to continue to develop and introduce innovative new products and content primarily through mobile devices. After the contribution from Cantor discussed under “Summary—Our Organizational Structure—The Contribution and Related Transactions,” we will own more than 500 U.S. and foreign patents and patent applications relating to mobile gaming and race and sports wagering. In addition to the launch of our Android®-compatible mobile sports wagering application on October 26, 2011, which enables customers to place sports wagers on all Android® devices, including mobile phones and tablets, throughout Nevada, we are also seeking approval to offer an Android®-compatible mobile gaming application, which will enable customers to similarly place mobile gaming wagers on all Android® devices while at the casino property. We are also developing mobile sports wagering applications for iOS and Windows and a mobile gaming application for iOS. We also plan to launch other products for commercially available personal mobile devices and even through the internet, differentiating in each market the technological model permitted by applicable laws and regulations.

We have popularized or introduced newer modes of race and sports betting, such as In Running™ and Inside Wagers, which offer reduced commission spot markets for wagering on sporting events. We believe, based on the growth of the overall market, that there is a significant market for In-Running™ betting on sports in the State of Nevada as well as internationally.

On the mobile gaming side, we intend to continue to introduce new proprietary games, including games known as Slottery™, Red/Black™ , Kill the Number™ and Five-Wheel™, and features that enable additional bets during traditional casino games, which we refer to as “extra odds,” which yield an increased volume turnover.

Generate Increased Mobile Gaming Revenues

We plan to expand our mobile gaming system to other casinos. In June 2011, mobile gaming wagering in casino hotel rooms was legalized in the State of Nevada, and regulations implementing such wagering have been adopted by the Nevada Gaming Commission. With our current footprint, we expect to add approximately 15,000 hotel rooms to our mobile gaming revenue opportunities as a result of these regulatory developments.

Continue to Apply Leading-Edge Technology to Improve the Gaming Experience

We seek to be the leader in developing state-of-the-art technology enhancements to improve the overall gaming experience for players. For example, our touch-based gaming system capitalizes on the general population’s familiarity with mobile phones, tablets and personal media products and provides a seamless transition to our account-based mobile gaming and sports wagering applications.

Promote the Advantages of our Products and Services

We continue to demonstrate the value of our gaming products and services to casinos which may be experiencing slowing revenue growth due to current economic conditions or otherwise, and which may have capital expenditure and operating cost limitations. For example, we believe that our system can increase overall wagering volume by: (1) dramatically expanding the playable area of a resort and a player’s potential wagering time, and (2) employing innovative games and services, such as In-Running™, that can significantly increase the number of wagers by a player. We also aim to be the leading developer and supplier of gaming content delivered through innovative mediums.

We believe that we offer a compelling value proposition to the casino by providing comprehensive gaming solutions that either the casino can operate or we can operate for them. Furthermore, we intend to use our capabilities gained from operating race and sports books and an odds-making service to develop advanced wagering methodologies, which are made possible with electronic gaming, enhancing both wagering revenues and the leadership of our technology, platform and delivery systems. We believe this integrated approach will foster more rapid adoption of our gaming products as it delivers value to both the casino and the player.

Expand in Attractive Markets

We have initially focused our marketing efforts on casinos located in the State of Nevada; however, we believe that we are well-positioned to enter into and successfully compete in new markets where mobile gaming or race and sports wagering may sometime be permitted, such as non-Nevada casinos in the United States, including those located on Native American reservations, and casinos located outside the United States. For example, on February 6, 2012, a New Jersey Senate committee unanimously approved a proposal which would permit mobile gaming in New Jersey casino resorts. In addition, on January 17, 2012, New Jersey enacted a law permitting sports wagering in Atlantic City casinos and at race tracks on professional and collegiate sporting events, as long as such wagering is not barred under the Professional and Amateur Sports Protection Act of 1993. Our goal is to become the comprehensive mobile gaming and wagering services solution provider to traditional as well as non-traditional gaming operations on a global basis.

Acquisitions and Strategic Alliances

We have been active in acquiring companies that possess attractive intellectual property, products and services, including LVSC, Nevada’s largest odds-making company and Game Masters, a provider of novel games and art. We intend to continue to explore acquisition opportunities that will enhance our overall position in the gaming industry.

Competitors

We are the only fully licensed active operator of mobile gaming in Nevada. International Game Technology, Fortunet and Shuffle Master currently hold mobile gaming licenses; however, none of these companies has a licensed mobile gaming system approved by the Nevada Gaming Commission. In the future, these companies may seek to enter the casino mobile gaming market. We may therefore in the future experience competition from one or more established suppliers of gaming equipment to the casino market. Many of our competitors have longer operating histories, long-standing relationships with gaming establishments and suppliers, greater name recognition and greater financial, technical and marketing resources than we do. As a result, our competitors may have substantial competitive advantages over us in the long-term should they develop and obtain licenses for a mobile gaming system.

We face significant competition in our race and sports book business from operations throughout Nevada. Many traditional casino operators already own and manage race and sport book businesses and may offer more amenities or benefits to players than we may be able to reasonably offer at the race and sports books we operate. In addition, independent companies that operate race and sports books at casinos, such as American Wagering, Inc. via its Leroy’s subsidiary, have many decades of operating experience, casino relationships and customer loyalty that they employ to compete against our race and sports book products. American Wagering has introduced a cellular telephone wagering application, allowing their patrons to wager via mobile phones throughout Nevada. The United Kingdom-based bookmaker William Hill is in the process of acquiring American Wagering and two of our other competitors in the market, pending regulatory approval. Those companies may expand their volume of sports wagering. It is also possible that one or more of our competitors may decide to develop their own mobile and in-game betting platforms that would compete with us.

We face significant competition in the offering of our gaming services software or sports odds businesses. There are a multitude of software developers and odds-makers worldwide which currently provide similar products and services similar to ours. A number of companies have greater resources than we do, more diversity in their products and services, and may operate in more flexible jurisdictions worldwide.

Licensing

We own and/or license server-based software that can be used in a wired and a wireless environment using thin client technology. This enables us and our regulators to determine whether the player is within the approved gaming area. We license certain games from third parties, some exclusively. We currently hold Nevada and local gaming licenses to be a gaming equipment manufacturer, gaming equipment distributor, mobile gaming system operator, slot route operator, race and sports book operator, and information service provider.

Technology Development

Since our inception in 2004, we have focused on developing onsite mobile gaming systems and race and sports wagering capabilities that leverage the many decades of experience of Cantor of providing real time financial information and transaction capability to customers worldwide. Since 2006, we have internally developed all critical aspects of our gaming system. We have also created our own proprietary race and sports book software entitled Cantor Sports Book, which we refer to as “CSB.” CSB is the only system to effectively manage both players’ wagering activity and their account balances by providing an automated solution to settle upon event conclusions. We design all of our proprietary platform software, including all of our source code and all of our GUI interfaces and graphic art for our player devices. On October 26, 2011, we launched a sports wagering application which allows patrons to place sports wagers over a cellular network from anywhere within the State of Nevada through the patron’s sports wagering account opened at one of our race and sports books. This sports wagering application currently on field trial is available for Android®-based mobile devices, and patrons may download and use the application on their personal mobile devices. This mobile sports wagering application is embedded with sophisticated data-encrypted technology that provides the highest levels of security and offers Nevada-based sports betting fans a secure, convenient, fast loading, and easy-to-use application that complements the sleek design of Android® devices. Compliant with Nevada Gaming Control Board regulations, the application will function only within Nevada and will not function once patrons travel out-of-state. We have also developed a mobile gaming application that allows patrons to play casino-style games on their personal mobile devices while located within permitted areas of any of our host properties. We expect to continue to emphasize the research and development aspect of our business.

Sales and Marketing

To date our sales have been primarily through our senior executives and the relationships they have developed with many of the participating casino managers throughout their years in the industry.

All of our customers must be in jurisdictions that legally allow the use of our products. We do not sell any product in its entirety but instead finance and manage the design, building and implementation of the platform at each casino under an agreement that allows us to recoup certain of our capital expenditures and share perpetually in the revenues generated by the platform, providing a continuing revenue stream.

We currently focus on markets in the State of Nevada, which consist of the top casino operations in the United States that have expressed genuine interest in all or a majority of the products we are offering. We anticipate the growth of our sales to extend into the Tribal Native American casinos and other legal gaming venues throughout the U.S. as well as internationally.

Intellectual Property

Patents

Our patents, trademarks, copyrights and other intellectual property rights are a significant asset. We rely on the strength of our intellectual property portfolio in the development and commercialization of our products. We aggressively seek to protect our investment in research and development and the distinctive features of our products by perfecting and maintaining our intellectual property rights. We opportunistically acquire intellectual property from third parties in appropriate circumstances.

We market most of our products under trademarks that provide product recognition and promote widespread acceptance.

We currently own several patents and patent applications in the United States and internationally, which we refer to as “Owned Patents,” and license more than 250 U.S. and foreign patents and patent applications, which we refer to as “Cantor Patents,” from Cantor and/or related affiliates. Our patent license is worldwide, perpetual, non-exclusive and for all uses within the field of gaming and wagering. Cantor will contribute most of the Cantor Patents to us in connection with the contribution and license others to us. Cantor currently maintains the Cantor Patents in its sole and absolute discretion, including prosecuting the patents before U.S. and foreign patent offices and appealing decisions of U.S. and foreign patent offices and will continue to do so with respect to the Cantor Patents which will be licensed to us.

Others may infringe upon or develop products in violation of the noted intellectual property rights, and we cannot guarantee that pending patent applications will be granted. We are subject to general litigation risk related to our ability to enforce and maintain patents, copyrights, trademarks, and other intellectual property rights. We are also subject to general litigation risk related to potential infringement of the intellectual property rights of third parties.

Our Portfolio

We believe that our portfolio of Owned Patents and Cantor Patents covers a broad range of technologies and games. We have devoted considerable effort and resources to establish what we believe to be a strong intellectual property position relevant to mobile gaming technology and games that are well-tailored to mobile gaming.

In this regard, the Owned Patents and the Cantor Patents are generally directed to a wide variety of novel wagering methodologies, wireless hardware systems, mobile gaming platforms, online gaming systems, group gaming environments, sports wagers, horse racing wagering, financial market wagers, card game wagers, casino style wagers, markets and exchanges for wagering products, security systems for gaming environments, interfaces between gaming and retail commerce, advertising, motion-controller gaming, and other games.

Mobile Gaming Technology

We own or license technology designed to comply with various regulations applicable to mobile gaming. For example, we have technology designed to verify the identity of players of mobile gaming devices. We also have technology designed to maintain the privacy of mobile gaming device data, and to verify the authenticity of a mobile gaming device. Accordingly, we believe such technology is valuable for use in those jurisdictions that apply regulations and operating restrictions to mobile gaming activities.

Games

Our mobile games take the form of realistic representations of traditional casino games, with familiar rules and game-play. Our server software has been utilized in casino gaming applications since March 2009 and is readily scalable to mobile gaming applications. Our system uses cutting edge programming languages and is therefore rapidly configurable to client needs. We own and operate a back office operation that is set up for various reporting purposes. The system stores transaction data on the report servers.

We have a number of proprietary games, some of which we currently offer and the remainder of which we intend to offer upon regulatory approval, including:

•	XO BlackJack TM

•	XO Baccarat TM

•	Five Wheel TM

•	Slottery TM

•	Red/Black TM

•	Kill The Number TM

We also offer some traditional casino-style and third-party games for play, such as blackjack.

Aggregation Games

We have technology directed to various games that aggregate the results of sets of other games. For example, we have games that allow players to wager on the aggregate outcomes on a series of games, such as whether there will be more blacks than reds on all roulette wheels in the casino, or whether dealers will win more hands than players will in all hands of blackjack in a casino. We have technology that generates aggregate play data for different games in casinos, and allows the data to be used in games across a group of casinos. We believe that aggregation games are applicable to many environments, but are particularly appealing in a mobile gaming environment. We believe that this technology has the potential to become the foundation of a broad new class of games created by us and by third parties.

Back Betting Games

We have technology directed to various games that allow players of mobile gaming devices to place back bets on games being played by others. For example, we have games not yet approved for play that allow players to wager on the performance of players at table games being played in the casino. Also, we have technology that manages the network of players on which others can place back bets. Furthermore, we have technology that allows the selective sharing of player performance for purposes of placing back bets. We believe that back betting games are applicable to many environments, but are particularly appealing in a mobile gaming environment. Mobile gaming permits players to place back bets for or against other players and dealers with complete anonymity.

Game Masters’ Assets

Cantor acquired the rights to games and other technology of a longstanding Las Vegas gaming company, Game Masters, and its affiliated companies, Games of Nevada and Westronics, Inc., which we refer to, collectively, as “Game Masters.” Through this acquisition, Cantor now controls a large library of novel games and art, which was accumulated over a 50-year span, and has previously been used profitably. Cantor also controls a large selection of classic games which we may re-release in various ways. Cantor will contribute the Game Masters’ technology, patents and patent applications, which when used for our casino games, require payment of royalties to Game Masters, to us. We believe that this portfolio of broad and exclusive rights to gaming and other technology patents and patent applications required for the development and commercialization of our product gives us an advantage.

Trademarks

We license various pending and registered trademarks, including many containing the “Cantor” name. Those U.S. and foreign trademark applications and registrations are owned by Cantor or an affiliate and are referred to herein as the “licensed marks.” The licensed marks are licensed to us in perpetuity and exclusively for gaming and wagering and lottery use. We anticipate that Cantor will contribute some of the trademarks to us in connection with the closing of this offering. We also own various pending and registered trademarks.

Cantor will maintain the licensed marks in its sole and absolute discretion, including prosecuting the marks before U.S. and foreign trademark offices, paying required fees, handling objections and oppositions to the licensed marks filed by third parties and appealing decisions of U.S. and foreign trademark offices.

Cantor will periodically consult with us in an effort to maximize the value of the licensed marks and apprise us of the status of the licensed marks.

Government Regulation

The gaming industry and the gaming equipment manufacturing and distribution industry exist within a stringent regulatory environment and are subject to federal, state, local and foreign regulation. These laws, rules and regulations generally concern the responsibility, financial stability and character of the owners, managers and other persons with a financial interest in the gaming operations. Depending on the nature of the noncompliance, our failure to comply with some or all of these regulatory frameworks may result in the suspension or revocation of any license or registration subject to such regulations, as well as the imposition of civil fines and criminal penalties. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

Companies participating in the gaming industry and the gaming equipment manufacturing and distribution industry are required to obtain and hold gaming licenses, permits or other approvals, and pay gaming taxes and fees in jurisdictions where they conduct business. Many jurisdictions require the licensing or a finding of suitability of officers, directors, major stockholders and key employees, the termination or disassociation with such officer, director, major stockholder or key employee who fails to file an application or to obtain a license or finding of suitability, the submission of detailed financial and operating reports, the submission of reports of material loans, leases and financings and the regulatory approval of some commercial transactions, such as the transfer or pledge of equity interests in us. These regulatory burdens may be imposed upon gaming-related suppliers or vendors on an ongoing basis. The regulatory agencies that oversee these jurisdictions not only require maintaining licenses, but may also require approval of individual product types sold by equipment manufacturers and used by operators. The standards for product approval vary from jurisdiction to jurisdiction, although the Nevada standards are generally the most stringent.

We are also subject to various federal, state and local laws and regulations, in addition to gaming regulations. These laws and regulations include, but are not limited to, restrictions and conditions concerning environmental matters, labor and employment, currency transactions, taxation, zoning and building codes and marketing and advertising. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our operating results.

Changes in the regulation of gaming are unpredictable. Accordingly, we can provide no assurance that our planned entrance into any additional gaming jurisdiction will be successful.

Nevada

Nevada Gaming Regulation

Our gaming, manufacturing, and distribution operations are subject to the Nevada Gaming Control Act and the regulations promulgated thereunder, which we refer to as the “Nevada Act,” and various local ordinances and regulations. We are subject to the licensing and regulatory control of the Nevada State Gaming Control Board, which we refer to as the “Nevada Board,” the Nevada Gaming Commission, the Clark County Liquor and Gaming Licensing Board, and various other county and city regulatory agencies, all of which are collectively referred to as the “Nevada Gaming Authorities.”

The laws, regulations and supervisory practices of most gaming authorities are based upon declarations of public policy. In the case of Nevada, these public policy concerns include, among other things:

•	preventing unsavory or unsuitable persons from being directly or indirectly involved with gaming or the manufacture or distribution of mobile gaming at any time or in any capacity;

•	establishing and maintaining responsible accounting practices and procedures;

•	maintaining effective controls over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs, and safeguarding of assets and revenues;

•	providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;

•	preventing cheating and fraudulent practices; and

•	providing a source of state and local revenue based on taxation and licensing fees.

Changes in these laws, regulations and procedures could have significant negative effects on our operations, financial condition and results of operations.

Registration and Licensing

We have elected to be registered by the Nevada Gaming Commission as a publicly-traded corporation by registering with the Securities and Exchange Commission, and as such, we are required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information that the Nevada Commission may require. Currently, our gaming subsidiaries have licenses to operate as a gaming equipment manufacturer, distributor, mobile gaming system operator, race book and sports pool operator and slot route operator in Nevada, and a non-gaming subsidiary has been granted a license to operate as an information service provider.

Only manufacturers and distributors that have been licensed by the Nevada Gaming Authorities may manufacture or distribute mobile gaming, mobile gaming systems, race and sports book systems, and cashless wagering systems for use or play in Nevada or for distribution outside of Nevada. All mobile gaming and systems manufactured for use or play in Nevada must be approved by the Nevada Gaming Commission before they are distributed or exposed for play. The approval process for mobile gaming and cashless wagering systems includes rigorous testing by the Nevada Board, a field trial, and a determination as to whether the mobile gaming or cashless wagering systems meet strict technical standards set forth in the regulations of the Nevada Gaming Commission. Associated equipment (as defined in the Nevada Act) must be administratively approved by the chairman of the Nevada Board before it is distributed in Nevada.

No person may become a stockholder, partner or member of, or receive any percentage of profits from any licensed entity without first obtaining licenses and approvals from the Nevada Gaming Authorities. Additionally, local authorities have taken the position that they have the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming licensee. To date, we have obtained from the Nevada Gaming Authorities the various registrations, approvals, permits and licenses required in order to engage in gaming activities in Nevada.

The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, us in order to determine whether the individual is suitable for and/or should be licensed as a business associate of a gaming licensee. Certain of our officers, directors, stockholders and key employees are required to be licensed by the Nevada Gaming Authorities. Officers, directors, and key employees who are actively and directly involved in the gaming activities of our gaming subsidiaries may also be required to be licensed or found suitable by the Nevada Gaming Authorities. Additionally, any person becoming an officer of our company or of our gaming subsidiaries may be required to file necessary disclosures with Nevada Gaming Authorities within thirty (30) days of becoming an officer. Our current licensees include, our Chairman of the Board, Chief Executive Officer, Executive Managing Director, General Counsel, Chief Financial Officer, Deputy General Counsel, Executive Director of LVSC and the Director of Race and Sports Risk Management.

Licensing is not a prerequisite to becoming an independent director, but the Nevada Gaming Authorities may require that some or all of our independent directors be licensed or found suitable as a result of serving as a director on our Board of Directors.

The Nevada Gaming Authorities may deny any application for licensing or a finding of suitability for any cause they deem reasonable. Granting of an individual license requires a determination of suitability of the applicant. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information, followed by a thorough investigation. We typically pay the costs and fees for the individual applying for licensing or a finding of suitability, which are expensive and range in cost depending on the complexity of the application. Changes in positions of licensed individuals with their employers or other entities for whom they serve must also be reported to the Nevada Gaming Authorities. In addition to their authority to deny an application for a finding of suitability or licensing, the Nevada Gaming Authorities may disapprove a change in a corporate position, including a change in job title or substantive job responsibilities.

If the Nevada Gaming Authorities were to find any officer, director, or key employee unsuitable for licensing or to continue to have a relationship with us, we would have to sever all relationships with that person. In addition, the Nevada Gaming Commission may require us to terminate the employment of any person who refuses to file appropriate applications or refuses to pay the required investigative fees. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

Requirements for Beneficial Securities Holders

The Nevada Act requires a person who acquires 5% or more of any class of the voting securities of a registered publicly-traded company to report the acquisition to the Nevada Gaming Commission. The Nevada Act requires beneficial owners of 10% or more of a registered company’s voting securities to apply to the

Nevada Gaming Commission for a finding of suitability within 30 days after the Chairman of the Nevada Board mails the written notice requiring the filing. Additionally, as a publicly-traded corporation registered with the Nevada Gaming Commission, any beneficial holder of our voting or non-voting securities, regardless of the number of shares held, may be required to file an application, be investigated, and have that person’s suitability as a beneficial holder of voting or non-voting securities determined if the Nevada Gaming Commission has reason to believe that the ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the beneficial owner of our voting or non-voting securities who must be found suitable is a corporation, partnership, limited partnership, limited liability company or trust, it must submit detailed business and financial information, including a list of its beneficial owners. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any investigation.

Under certain circumstances, an “institutional investor,” as defined in the Nevada Act, which acquires 10% or more, but not more than 25%, of any class of our voting securities may apply to the Nevada Gaming Commission for a waiver of the finding of suitability if the institutional investor holds the voting securities for investment purposes only. An institutional investor that has obtained a waiver may, in certain circumstances, own up to 29% of the voting securities of a registered company for a limited period of time and maintain the waiver. An application to be considered as an institutional investor is a separate application and the applicant is required to pay the applicable investigative fees.

An institutional investor will not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of its business as an institutional investor and were not acquired and are not held for the purpose of causing, directly or indirectly, the election of a majority of the members of the Board of Directors of the registered company, a change in the corporate charter, Amended and Restated Bylaws, management, policies or operations of the registered company or any of its gaming affiliates or any other action that the Nevada Gaming Commission finds to be inconsistent with holding our voting securities for investment purposes only. Activities that are not deemed to be inconsistent with holding voting securities for investment purposes only include:

•	voting on all matters voted on by stockholders or interest holders;

•	making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in management, policies or operations; and

•	other activities the Nevada Gaming Commission may determine to be consistent with the investment intent.

If a gaming authority in any jurisdiction fails to find any of our officers, directors or major stockholders suitable, we may be prohibited from leasing, licensing or selling our products or conducting gaming operations in that jurisdiction, assuming such person remains employed by or associated with us. We are unaware of any facts or circumstances that would categorically prevent a gaming authority from finding any of our officers, directors or major stockholders suitable.

Consequences of Being Found Unsuitable

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Gaming Commission or the Chairman of the Nevada Board, or who refuses to pay the investigative costs incurred by the Nevada Gaming Authorities in connection with the investigation of its application, may be found unsuitable. The same restrictions apply to an owner of record if the owner of record, after request, fails to identify the beneficial owner. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of any equity security or debt security of a registered company beyond the period of times prescribed by the Nevada Gaming Commission may be guilty of a criminal offense.

If the Nevada Gaming Commission determines that a person is unsuitable to own any of our securities, voting or otherwise, then under the Nevada Act, we may also be sanctioned, including the loss of licenses or other approvals, if without the prior approval of the Nevada Gaming Commission, we:

•	pay to the unsuitable person any dividend, interest, or other distribution;

•	allow that person to exercise, directly or indirectly, any voting right held by that person in connection with the securities;

•	pay the unsuitable person remuneration in any form for services rendered or otherwise; or

•

fail to pursue all lawful efforts to require the unsuitable person to relinquish such person’s voting securities including, if necessary, the immediate purchase of the voting securities for cash at fair market value.

We are required to maintain a current stock ledger in Nevada that may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record owner may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make the disclosure may be grounds for finding the record owner unsuitable. We will be required to render maximum assistance in determining the identity of the beneficial owners of our voting securities.

We may not make a public offering of any securities without the prior approval of the Nevada Gaming Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire, or finance gaming operations or facilities in the State of Nevada, or to retire or extend obligations incurred for those purposes or for similar purposes. Such approval, if given, does not constitute a finding, recommendation or approval by the Nevada Gaming Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

Reporting Requirements

We and our direct and indirect subsidiaries that manufacture or distribute mobile gaming or conduct gaming operations are required to submit detailed financial and operating reports to the Nevada Gaming Commission. Substantially all material loans, leases, sales of securities, and similar financing transactions must be reported to and in some cases approved by the Nevada Gaming Commission.

Approval of Changes in Control

As a registered company, we must obtain prior approval of the Nevada Gaming Commission with respect to a change in control through a merger, consolidation, stock or asset acquisition, management or consulting agreement, or any act or conduct by which anyone obtains control of us.

Entities seeking to acquire control of a registered company must satisfy the Nevada Board and the Nevada Gaming Commission with respect to a variety of stringent standards before assuming control of a registered company. The Nevada Gaming Commission also may require controlling stockholders, officers, directors and other persons who have a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

Approval of Defensive Tactics

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licensees, and registered companies that are affiliated with those operations, may be harmful to stable and productive corporate gaming. The Nevada Gaming Commission has established a regulatory scheme to reduce the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to:

•	assure the financial stability of corporate gaming licensees and their affiliates;

•	preserve the beneficial aspects of conducting business in the corporate form; and

•	promote a neutral environment for the orderly governance of corporate affairs.

Approvals are, in certain circumstances, required from the Nevada Gaming Commission before we can make exceptional repurchases of voting securities at prices above their current market price and before a corporate acquisition opposed by management may be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by our Board of Directors in response to a tender offer made directly to its stockholders for the purpose of acquiring control.

Compliance Committee

We have formally adopted a compliance plan and appointed a compliance committee in accordance with Nevada Gaming Commission requirements. Our compliance committee meets quarterly and is responsible for implementing and monitoring our compliance with regulatory matters. This committee also reviews information and reports regarding the suitability of potential key employees or other parties who may be involved in material transactions or relationships with us.

Consequences of Violating Gaming Laws

If the Nevada Gaming Commission determines we violated the Nevada Act or any of its regulations, it could limit, condition, suspend or revoke our registrations and gaming licenses, subject to compliance with certain statutory and regulatory procedures. In addition, we and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act, or the regulations of the Nevada Gaming Commission, at the discretion of the Nevada Gaming Commission. Further, a supervisor could be appointed by the Nevada Gaming Commission to seize operation of gaming activities and, under certain circumstances, earnings generated during the supervisor’s appointment (except for the reasonable rental value of any gaming establishment) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of our gaming licenses or related registrations could, and revocation of any gaming license or registration would, have a material adverse effect on our gaming operations.

Foreign Gaming Investigations

Any person who is licensed, required to be licensed, registered, required to be registered, or who is under common control with those persons, collectively, “licensees,” and who proposes to become involved in a gaming venture outside of the State of Nevada, which we refer to as “foreign gaming,” is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada Board of the licensee’s or registrant’s participation in foreign gaming. We currently comply with this requirement. The revolving fund is subject to increase or decrease at the discretion of the Nevada Gaming Commission. Licensees and registrants are required to comply with the reporting requirements imposed by the Nevada Act. A licensee or registrant is also subject to disciplinary action by the Nevada Gaming Commission if it:

•	knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation;

•	fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations;

•

engages in any activity or enters into any association that is unsuitable because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect, discredit or disrepute upon the State of Nevada or gaming in Nevada, or is contrary to the gaming policies of Nevada;

•	engages in activities or enters into associations that are harmful to Nevada or its ability to collect gaming taxes and fees; or

•	employs, contracts with or associates with a person in the foreign operation who has been denied a license or a finding of suitability in Nevada on the ground of unsuitability.

Recent changes in the Nevada Act would allow us to seek a determination of suitability of any associate or activity associated with the foreign gaming opportunity prior to engaging in such activity.

The Nevada Mobile Gaming Law

On June 6, 2005, the Nevada Gaming Control Act was amended to allow mobile gaming, which we refer to as the “Nevada Mobile Gaming Law.” This change in law enabled the Nevada Gaming Commission, with the advice and assistance of the Nevada Board, to promulgate regulations governing the operation of mobile gaming and the licensing of operators, manufacturers and distributors of mobile gaming equipment and systems in the State of Nevada. Before adopting the regulations, the Nevada Mobile Gaming Law required the Nevada Gaming Commission to determine that mobile gaming systems could be operated in compliance with all applicable laws, be secure and reliable and provide reasonable assurance that mobile gaming would be operated only by players of lawful age and only in approved areas. These determinations were made and the final regulations under the Nevada Mobile Gaming Law were adopted on March 23, 2006.

The Nevada Mobile Gaming Law defines “mobile gaming” as conducting gaming through communications technology and devices that allow a player to transmit information to a computer that assists in placing a bet or wager and corresponding information related to the display of the game and its outcome. “Communications technology” is defined to mean the method and components employed by a gaming establishment to facilitate the transmission and reception of information, including wireless networks, wireless fidelity, wire, cable, radio, microwave, light, optics or computer data networks, but does not include the internet. Mobile gaming can only be conducted in “public areas” of a gaming establishment that operate at least 100 slot machines and at least one other game. Originally limited to public areas of a gaming establishment, in June 2011, the Nevada Mobile Gaming Law was amended to permit mobile gaming throughout a licensed gaming establishment, including hotel rooms, and the implementing regulations were adopted by the Nevada Gaming Commission on September 22, 2011. As a licensed mobile gaming system operator, we intend to comply with all requirements of the Nevada Mobile Gaming Law.

The Nevada Mobile Gaming Law mandated that the revenue of operators of mobile gaming systems will be subject to the same gaming taxes to which currently licensed gaming establishments are subject with respect to the operation of other games and mobile gaming and that mobile gaming devices will be subject to the same fees and taxes as are slot machines. Our current non-restricted gaming licenses allow us to manufacture, distribute and operate our mobile gaming platforms in the State of Nevada without additional licensing requirements. However, all areas of a gaming establishment in which our mobile gaming platforms may be offered to the public for play must be approved by the Nevada Board.

U.S. Federal Regulation

Sports Protection Act

Pursuant to the Professional and Amateur Sports Protection Act, which we refer to as the “Sports Protection Act,” which became effective January 1, 1993, the proliferation of legalized sports books and wagering was significantly curtailed. The Sports Protection Act effectively outlawed sports betting nationwide, excluding Nevada and sports lotteries in Oregon, Montana, and Delaware. Thus, sports books and wagering are permitted to continue to operate in Nevada, provided the wager originates in Nevada and is received by a licensed sports book in Nevada. While New Jersey has passed a referendum to permit sports wagering, we are not aware of any pending federal legislation that would permit the expansion of sports wagering. Moreover, the Interstate Wire Act also prohibits those in the business of betting and wagering from utilizing a wire communication facility for the transmission in interstate or foreign commerce of any bets, wagers or information assisting in the placing of such bets and wagers on any sporting event or contest unless such betting or wagering activity is specifically authorized in each jurisdiction involved.

United States Unlawful Internet Gambling Enforcement Act

On October 13, 2006, the United States Unlawful Internet Gambling Enforcement Act of 2006, which we refer to as the “UIGEA,” was enacted. The UIGEA prohibits any person engaged in the business of betting or wagering from knowingly accepting payments related to unlawful bets or wagers transmitted over the internet. The UIGEA instructs the U.S. Treasury Department and Federal Reserve to impose new obligations upon financial institutions and other payment processors to establish procedures designed to block online gaming-related financial transactions. It also expressly requires internet bets and wagers to comply with the law of the jurisdiction where the wagers are initiated and received.

We may not accept pari-mutuel bets received by use of wire communications facilities, including telephones and computers, unless such bets originated in jurisdictions where such betting or wagering is legal. Nevada has amended the Nevada Act to allow licensed race books in Nevada to accept interstate pari-mutuel wagers (but not other sports betting) from other jurisdictions in which pari-mutuel wagering is legal.

Federal Gambling Devices Act

The Federal Gambling Devices Act of 1962, which we refer to as the “Johnson Act,” makes it unlawful for a person to manufacture, transport, or receive gambling machines, gambling devices or components across interstate lines unless that person has first registered with the United States Attorney General. We comply with the registration requirements of the Johnson Act. Gambling devices must also be identified and we must keep certain records in accordance with the Johnson Act’s requirements. If we violate the Johnson Act, our equipment may be seized or forfeited and we may be subject to other penalties.

Fees and Taxes

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the licensed subsidiaries’ respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable monthly, quarterly or annually and are based upon:

•	a percentage of accepted wagers

•	a percentage of the revenue received, net of promotional wagers; or

•	the number of mobile gaming operated.

UK Regulatory Framework

The Gambling Act of 2005 introduced a new regime which seeks, on the one hand, to allow gamblers the freedom to gamble but also seeks to protect those who may be harmed by an unregulated gaming market, on the other. The UK Gambling Commission was set up under the Gambling Act of 2005 to provide a single and coherent regulatory system for the gambling industry in the United Kingdom. The funding for this new framework is met by means of application fees and license fees, based on sector, size and complexity of the gaming operation. The Gambling Commission has three licensing objectives: (1) to keep crime out, (2) ensure gambling is fair and open, and (3) to protect children and other vulnerable people from being harmed or exploited by gambling.

The Gambling Act of 2005 and therefore the authority of the UK Gambling Commission extends to all betting and gambling that is conducted in the United Kingdom. Therefore, all gambling and betting establishments within the United Kingdom and in addition, all online operations which have equipment for the provision of remote gambling located in the United Kingdom, must obtain an operating license from the UK Gambling Commission. Key individuals within gambling licensees need to obtain a personal license from the UK Gambling Commission. Only the holders of UK Gambling Licences (and those licensed by other European jurisdictions and certain other jurisdictions approved by the UK Government) are permitted to advertise and offer their services into the United Kingdom.

Cantor Gaming & Wagering Limited, a subsidiary of ours, holds both a Remote Gambling Operator’s License and a Gambling Software License from the Gambling Commission. This means that we can offer FFO online in the United Kingdom as bookmaker and that we can also white label FFO to other bookmakers in the United Kingdom to offer to their customers. Our white label arrangements in Gibraltar with 32 Red, PartyGaming and Victor Chandler do not require us to be licensed in the United Kingdom.

Other States and Jurisdictions

We intend to seek the necessary licenses, approvals and findings of suitability for us, our products and our personnel in other jurisdictions where there is an opportunity to market our products. We cannot assure you that we will obtain the necessary licenses, approvals or findings of suitability in a timely fashion or at all, even in jurisdictions where our products are licensed or approved. If obtained, we cannot assure that the licenses, approvals or findings of suitability will not be revoked, suspended or conditioned or that we will be able to obtain the necessary approvals for our future products as they are developed. If a license, approval or finding of suitability is required by a regulatory authority and we fail to receive the necessary license, approval or finding of suitability, we may be prohibited from distributing our products for use in the applicable jurisdiction or may be required to distribute our products through other licensed entities at a reduced profit.

Employees

As of September 30, 2011, we had approximately 143 employees. None of our employees is subject to a collective bargaining agreement.

Properties

Our corporate headquarters are located at 2575 S. Highland Drive, Las Vegas, Nevada 89109. In addition, we operate race and sports books subject to lease agreements, primarily with the host casino operators. We believe that our facilities are adequate for our current operations.

Legal Proceedings

We are party to various legal proceedings arising in the ordinary course of business. We believe that all pending claims, if adversely decided, would not have a material adverse effect on our business, results of operations or financial position.

MANAGEMENT

Executive Officers and Directors

Set forth below is information concerning our executive officers and directors. In connection with the closing of this offering, we expect to appoint additional directors who are not our employees or otherwise affiliated with our management.

Name	Age	Position
Howard W. Lutnick	50	Chairman of the Board of Directors
Lee M. Amaitis	62	President, Chief Executive Officer and Director
Stephen M. Merkel	53	Executive Vice President, Chief Legal Officer, General Counsel, Secretary and Director
Douglas R. Barnard	51	Chief Financial Officer
Coreen Sawdon	44	Chief Accounting Officer
Whitney Thier	47	Vice President, Chief Compliance Officer, Deputy General Counsel and Assistant Secretary

Each executive officer serves at the pleasure of our Board of Directors.

Howard W. Lutnick has served as the Chairman of our Board of Directors since our inception. Mr. Lutnick has been the Chairman of Cantor G&W (Nevada), L.P. since December 2004 and served as Chief Executive Officer from December 2004 to January 2009. Mr. Lutnick also serves as the Chairman of the Board and Chief Executive Officer of BGC Partners, Inc., which we refer to as “BGC Partners,” a leading global brokerage company primarily servicing the wholesale financial markets, specializing in the brokering of a broad range of financial products, a position in which he has served from June 1999 to the present. He served as Chief Executive Officer of BGC Partners from June 1999 to April 1, 2008. He served as Co-Chief Executive Officer of BGC Partners from April 1, 2008 until December 19, 2008, after which time he again served as sole Chief Executive Officer. Mr. Lutnick was President of BGC Partners from September 2001 to May 2004 and became President of BGC Partners again from January 2007 to April 1, 2008. Mr. Lutnick joined Cantor Fitzgerald, L.P., which we refer to as “Cantor,” in 1983 and has served as President and Chief Executive Officer of Cantor since 1992 and as Chairman since 1996. Mr. Lutnick’s company, CF Group Management, Inc., is the managing general partner of Cantor, which controls BGC Partners. Mr. Lutnick is a member of the Board of Managers of Haverford College, the Board of Directors of the Fisher Center for Alzheimer’s Research Foundation at Rockefeller University, the Executive Committee of the USS Intrepid Museum Foundation’s Board of Trustees, a member of the Board of Directors of the Solomon Guggenheim Museum Foundation, a member of the Board of Directors of the Horace Mann School and a member of the Board of Directors of the National September 11 Memorial & Museum. In addition, Mr. Lutnick is on the supervisory board of the Electronic Liquidity Exchange, a fully electronic futures exchange.

Lee M. Amaitis has served as our President, Chief Executive Officer and Director since our inception. Mr. Amaitis has been the President of Cantor G&W (Nevada), L.P. since December 2004 and Chief Executive Officer since January 2009. Mr. Amaitis has served as the non-executive Vice Chairman of various BGC Partners entities since December 2008, and served as a director of BGC Partners from September 2001 through December 2008. Mr. Amaitis served as Co-Chief Executive Officer of BGC Partners from April 1, 2008 to December 19, 2008. In addition, Mr. Amaitis served as Vice Chairman of eSpeed, Inc. from May 2004 to April 1, 2008. Mr. Amaitis also served as the Global Chief Operating Officer of eSpeed, Inc. from September 2001 to April 2004 and served as Vice Chairman of eSpeed International Limited from December 1999 through December 2009. From October 1, 2004 to April 1, 2008, Mr. Amaitis served as Chairman and Chief Executive Officer of BGC Partners, L.P. He also served as President and Chief Executive Officer of BGC International (formerly Cantor Fitzgerald International) and Cantor Fitzgerald Europe until December 2006. Prior to joining Cantor, Mr. Amaitis was Managing Partner and Senior Managing Director of Patriot Securities from April 1991 to February 1995. In addition, Mr. Amaitis is a Trustee on the Board of the St. Paul’s Cathedral Foundation in the United Kingdom, was on the Board of the Boomer Esiason Foundation in the United States and is an ambassador for The Shane Warne Foundation in Australia and an Honorary Commander of Nellis Air Force Base.

Stephen M. Merkel has served as Executive Vice President, Chief Legal Officer, General Counsel, Secretary and Director since inception. Mr. Merkel has been the Executive Vice President, Chief Legal Officer, General Counsel and Secretary of Cantor G&W (Nevada), L.P. since December 2004 and the Chief Legal Officer since November 2010. Mr. Merkel also serves as the Executive Vice President, General Counsel and Secretary of BGC Partners, a position he has served as since September 2001. Mr. Merkel served as BGC Partners’ Senior Vice President, General Counsel and Secretary from June 1999 to September 2001. Mr. Merkel served as a director of BGC Partners from September 2001 until October 2004. Mr. Merkel has been Executive Managing Director, General Counsel and Secretary of Cantor since December 2000 and was Senior Vice President, General Counsel and Secretary of Cantor from May 1993 to December 2000. Prior to joining Cantor, Mr. Merkel was Vice President and Assistant General Counsel of Goldman Sachs & Co. from February 1990 to May 1993. From September 1985 to January 1990, Mr. Merkel was an associate with the law firm of Paul, Weiss, Rifkind, Wharton & Garrison. Mr. Merkel is on the supervisory board of the Electronic Liquidity Exchange, and is a founding board member of the Wholesale Markets Brokers’ Association, Americas.

Douglas R. Barnard has served as our Chief Financial Officer since inception. Mr. Barnard has been the Executive Managing Director of Cantor G&W (Nevada), L.P. since November 2006. Mr. Barnard also served as the Chief Financial Officer of Cantor G&W (Nevada), L.P. from November 2006 to October 2010. Mr. Barnard has also been Chief Financial Officer of Cantor Fitzgerald since joining in 2006 and as such, is responsible for all of Cantor’s global accounting, finance, regulatory and treasury functions as well as risk management. Mr. Barnard has over 20 years experience in corporate accounting. Prior to joining Cantor, Mr. Barnard was the Chief Administrative Officer at Dover Management LLC, an investment management firm. He also held the position of Managing Director and Controller of the Americas Region at Deutsche Bank AG from 1996 to 2004. Previously, Mr. Barnard was a Vice President and Controller for the Investment Banking Division at Goldman Sachs & Co. Mr. Barnard is a Certified Public Accountant and holds a BBA in Accounting from Pace University.

Coreen Sawdon has served as our Chief Accounting Officer since inception and is responsible for the strategic management of accounting and finance operations. Ms. Sawdon has been the Chief Financial Officer of Cantor G&W (Nevada), L.P. since October 2010. Prior to joining Cantor Gaming, Ms. Sawdon worked at Shuffle Master, Inc., where she served from July 2005 until April 2010. At Shuffle Master, she was named the acting Chief Financial Officer effective March 1, 2008, in addition to her then-existing title of Senior Vice President and Chief Accounting Officer as of August 1, 2007. Previously, she had served as Vice President of Accounting. Prior to joining Shuffle Master, Ms. Sawdon served as Operations Controller and then Vice President of Finance for GES Exposition Services in Las Vegas, Nevada from May 2002 to July 2005. Ms. Sawdon started her career at Ernst & Young and subsequently held increasingly senior positions at Coopers & Lybrand and Arthur Andersen. Ms. Sawdon has extensive experience in the gaming industry and is a member of the Nevada and American Institutes of Certified Public Accountants. Ms. Sawdon is also on the Foundation Board of the Make a Wish Foundation of Southern Nevada.

Whitney Thier has served as our Vice President, Chief Compliance Officer, Deputy General Counsel and Assistant Secretary since inception. Ms. Thier has been the Vice President, Chief Compliance Officer, Deputy General Counsel and Assistant Secretary of Cantor G&W (Nevada), L.P. since June 2010. Ms. Thier served as General Counsel and Secretary of Fontainebleau Resorts, LLC from April 2005 through December 2009, and as counsel for Fontainebleau Las Vegas, LLC from January through April, 2010. Prior, Ms. Thier was Associate General Counsel of Mandalay Resort Group from June 2001 through April 2005. Ms. Thier was in private practice at Greenberg Traurig (fka Quirk & Tratos) in Las Vegas, from November 1994 through June 2001, was an Instructor of Law at Tulane Law School from 1992 through 1994, and worked as an Analyst at Lazard Freres from 1986 through 1989. Ms. Thier is a graduate of Tulane Law School and Dartmouth College.

There are no family relationships between any of our executive officers or directors. There are no contractual obligations regarding election of our executive officers or directors.

Composition of Our Board of Directors

Concurrently with the closing of this offering, our Board of Directors will consist of members. Because Mr. Lutnick and the Trust controlled by him will hold all of our voting power, we could qualify for various exceptions to governance standards as a “controlled company.” However, we have not currently determined whether we will elect to be treated as a controlled company following this offering.

Committees of Our Board of Directors

In connection with the closing of this offering, we will establish an Audit Committee and a Compensation Committee. The Board of Directors will also establish such other committees as it deems appropriate, in accordance with applicable law, our Amended and Restated Certificate of Incorporation and the rules and regulations of the Nasdaq Global Market.

Audit Committee

The members of our Audit Committee will be appointed concurrently with the closing of this offering. We expect that all of the members of our Audit Committee will qualify as “independent” in accordance with the published listing requirements of the Nasdaq Global Market. We also expect that each member of our Audit Committee will satisfy the criteria for “independence” under special standards established by the SEC for members of audit committees. In addition, our Audit Committee will include at least one member who is determined by our Board of Directors to meet the qualifications of an “audit committee financial expert” in accordance with the SEC rules.

Our Audit Committee will select our independent registered public accounting firm, which we refer to as “our Auditors”, consult with our Auditors and with management with regard to the adequacy of our financial reporting, internal control over financial reporting and the audit process and consider any permitted non-audit services to be performed by our Auditors.

Compensation Committee

The members of our Compensation Committee will be appointed concurrently with the closing of this offering. We expect that all of the members of our Compensation Committee will qualify as “independent” in accordance with the published listing requirements of the Nasdaq Global Market. Our Compensation Committee will be responsible for reviewing and approving all compensation arrangements for our executive officers and in general for administering the Cantor Entertainment Technology, Inc. Incentive Bonus Compensation Plan, which we refer to as our “Bonus Plan,” the Cantor Entertainment Technology, Inc. Long-Term Incentive Plan, which we refer to as our “Long-Term Incentive Plan,” and the Cantor Entertainment Technology Holdings, L.P. Participation Plan, which we refer to as the “Participation Plan.”

Nominating Process

Our Board of Directors will not have a separate nominating committee or committee performing similar functions. As a result, all directors will participate in the consideration of director nominees that are recommended for selection by a majority of the independent directors as defined by the Nasdaq Global Market rules. We believe that such participation of all directors is appropriate given the size of the Board of Directors and the level of participation of our independent directors in the nomination process. The Board of Directors will also consider qualified director candidates identified by a member of senior management or by a stockholder.

Our Board of Directors will consider the following minimum criteria when reviewing a director nominee: (1) director candidates must have the highest character and integrity, (2) director candidates must be free of any conflict of interest which would violate applicable laws or regulations or interfere with the proper performance of the responsibilities of a director, (3) director candidates must possess substantial and significant experience which would be of particular importance in the performance of the duties of a director, (4) director candidates must have sufficient time available to devote to our affairs in order to carry out the responsibilities of a director, and (5) director candidates must have the capacity and desire to represent the best interests of our stockholders. In addition, the Board may consider the suitability of a director candidate for licensure by the Nevada Gaming Commission. The Board will also consider as one factor among many the diversity of Board candidates, which may include diversity of skills and experience as well as geographic, gender, age, and ethnic diversity. The Board does not, however, have a formal policy with regard to the consideration of diversity in identifying Board candidates. The Board will screen candidates, obtain reference checks and conducts interviews, as appropriate. The Board will not evaluate nominees for director any differently because the nominee is or is not recommended by a stockholder.

With respect to qualifications of the members of our Board of Directors, our Board of Directors generally values the broad business experience and independent business judgment in the gaming industry or in other fields of each member. Specifically, with respect to Mr. Lutnick, our Board of Directors relies on his broad business and financial experience and leadership skills. With respect to Mr. Amaitis, given his extensive knowledge of our company and businesses, Mr. Amaitis provides informed insight and perspective to our Board of Directors about the strategic and operational opportunities and challenges, industry trends and competitive and financial position of our company and our businesses. With respect to Mr. Merkel, our Board of Directors values his extensive legal experience and knowledge of our business and operations. In addition, each of Messrs. Lutnick, Amaitis and Merkel is licensed by the Nevada Gaming Authorities.

Compensation Committee Interlocks and Insider Participation

We do not anticipate any interlocking relationships between any member of our Compensation Committee and any of our executive officers that would require disclosure under the applicable rules promulgated under the U.S. federal securities laws.

Compensation of Directors

We anticipate that directors who are also our employees will not receive additional compensation for serving as directors. We intend, however, to adopt a policy pursuant to which we will pay to each non-employee director an annual cash retainer of $25,000 and an annual stipend of $10,000 for the chair of our Audit Committee and $5,000 for the chair of our Compensation Committee. We also pay $2,000 for each meeting of our board and $1,000 for each meeting of a committee of our board actually attended, whether in person or by telephone. Under our policy, none of our non-employee directors is paid more than $3,000 in the aggregate for attendance at meetings held on the same date. Non-employee directors also are reimbursed for all out-of-pocket expenses incurred in attending meetings of our board or committees of our board.

In addition to the cash compensation described above, under our current policy, upon the appointment or initial election of a non-employee director, at the option of such non-employee director, we grant to each non-employee director RSUs equal to the value of shares of our Class A common stock that could be purchased for $70,000 at the closing price of such Class A common stock on the trading date of the appointment or initial election of the non-employee director (rounded down to the next whole share). These RSUs vest equally on each of the first two anniversaries of the grant date, provided that the non-employee director is a member of our Board of Directors at the opening of business on such date.

We also intend to grant to each non-employee director annually on the date of his or her re-election, in consideration for services provided, RSUs equal to the value of shares of our Class A common stock that could be purchased for $50,000 at the closing price of such Class A common stock on the trading date immediately preceding the date of such re-election (rounded down to the next whole share). These RSUs vest over two years, provided that the non-employee director is a member of our Board of Directors at the opening of business on such date.

The RSUs described above will be granted pursuant to our Long-Term Incentive Plan. Such RSUs are subject to the terms and conditions of the Long-Term Incentive Plan under which they are awarded and the execution and delivery of agreements with each recipient.

Code of Ethics

Prior to the completion of this offering, our Board of Directors will adopt a code of ethics for our directors, executive officers and employees. Our full Board of Directors will be responsible for reviewing and monitoring our code of ethics. Prior to the completion of this offering, the full text of our code of ethics will be posted on our website. We intend to disclose future amendments to certain provisions of our code of ethics, or waivers of such provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions as required by law or regulation.

Executive Compensation

Compensation Discussion and Analysis

Background; Compensation Philosophy

Prior to this offering, all elements of the compensation of our named executive officers were determined by Cantor and its affiliates. In general, the objective in setting compensation has been to integrate compensation with the achievement of short- and long-term business objectives and to assist our business in attracting, motivating and retaining the highest quality executives. Cantor and its affiliates have considered a variety of factors in determining compensation of executives, including their success in attracting and retaining qualified gaming employees, increasing revenues, expanding our business into new product areas and executing and integrating acquisitions.

We expect that, concurrently with the closing of this offering, our Board of Directors will form a Compensation Committee comprised of independent directors. Our Compensation Committee will oversee the compensation plans, policies and programs of our company and will have full authority to determine and approve the compensation of our Chief Executive Officer, as well as to make recommendations with respect to the compensation of our other executive officers. We expect that our Compensation Committee will continue to follow the general approach to executive compensation that we have followed to date, rewarding superior individual and company performance with commensurate cash and other compensation. A substantial portion of each executive’s total compensation will be variable and delivered on a pay-for-performance basis. Our compensation program will provide compensation opportunities, contingent upon performance, that are competitive with the practices of our principal competitors. In this regard, we expect that our Compensation Committee will base its decisions and recommendations in part on the attainment of performance goals, such as annual operating revenues, operating income, distributable earnings, and year-to-year improvements in financial results.

Section 162(m) of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” limits the tax deductibility of compensation of the chief executive officer and the other four most highly compensated executive officers of a publicly-held company to $1 million per executive unless the compensation constitutes “performance-based” compensation. For an initial transition period of approximately four years following this offering, compensation paid as a result of an award granted by us under our plans that were in existence before this offering will generally not be subject to the limitation on deductibility under Section 162(m) of the Code. We intend that compensation paid to our named executive officers not be subject to the limitation on tax deductibility under Section 162(m) of the Code so long as this can be achieved in a manner consistent with our other compensation objectives.

Elements of Compensation

Base Salary. Our named executive officers receive base salaries intended to reflect their roles and responsibilities. Subject to any applicable employment agreements, base salaries and subsequent adjustments, if any, will be reviewed and approved by our Compensation Committee annually, based on a review of relevant market data and each executive’s performance for the prior year, as well as each executive’s experience, expertise and position.

Prior to this offering, Messrs. Lutnick, Amaitis, Merkel and Barnard and Ms. Sawdon and Ms. Thier received base salaries for their services to Cantor and its subsidiaries as a whole, a portion of which has been allocated to Cantor Entertainment Technology based on an estimate of the amount of time devoted by each of them to our business, as reflected in our consolidated financial statements and the Summary Compensation Table below. Following this offering, Messrs. Lutnick, Amaitis, Merkel and Barnard and Ms. Thier will receive separate salaries from Cantor Entertainment Technology. Any base salary or other compensation paid to them by Cantor after this offering will be paid solely in respect of services provided to Cantor’s other businesses and should have no impact on our results of operations.

At the closing of this offering, the annual base salaries for each of Messrs. Lutnick, Amaitis, Merkel and Barnard and Ms. Sawdon and Ms. Thier will be                 ,                ,                 ,                ,                 and                 , respectively.

Discretionary Bonus. Bonus compensation is a key component of our executive compensation strategy. Historically, bonus compensation to our executive officers has been entirely discretionary or has consisted of a large discretionary component. In connection with this offering, we will adopt an incentive bonus compensation plan, which is described in “—Bonus Plan” and which we anticipate will be approved by our Board of Directors prior to this offering.

After this offering, the maximum amount of annual bonus that may be earned by each of Messrs. Lutnick, Amaitis, Merkel and Barnard and Ms. Sawdon and Ms. Thier under the Bonus Plan will be                 ,                ,                 ,                ,                  and                 , respectively, and the target amount of annual bonus for each of Messrs. Lutnick, Amaitis, Merkel and Ms. Sawdon and Barnard and Ms. Thier under the Bonus Plan will be                 ,                ,                 ,                ,                and                 , respectively.

Grants of Partnership Units. From time to time, some of the named executive officers have been compensated with partnership units in Cantor, which we refer to as “grant units.” Grant units entitle the holder to participate in quarterly distributions of income by Cantor and receive post-termination payments equal to the notional value of the award in four equal installments on the first, second, third and fourth anniversaries of the employee’s termination, provided that the employee has not engaged in any competitive activity with Cantor or its affiliates prior to the date each payment is due. These partnership units contain restrictive covenants such as non-competition clauses that provide us or have provided us with an important retention tool for our named executive officers.

Awards of grant units are accounted for as liability awards under Statement of Financial Accounting Standards No. 123(R), which we refer to as “SFAS 123R.” SFAS 123R requires that we record an expense for liability awards at fair value each reporting period and that the change in fair value of the liability of Cantor be reflected as stock-based compensation expense in our combined statement of operations. In addition, the quarterly distributions of Cantor’s income on such units are included in compensation expense as a non-cash charge in our consolidated statements of operations.

Following this offering, as part of the discretionary compensation paid to named executive officers and other key employees, our Compensation Committee may from time to time authorize the issuance of grant units in Cantor Entertainment Technology Holdings, which would be subject to the accounting rules set forth in SFAS 123R.

Stock-Based Awards under the Long-Term Incentive Plan

In connection with this offering, we will establish the Long-Term Incentive Plan, which is described in more detail in “—The Long-Term Incentive Plan.” No awards have been granted under this plan to date. However, the plan will provide us with the ability to provide to our eligible employees, including each of our named executive officers, grants of stock compensation awards based on our shares in the future if our Compensation Committee determines that it is in the best interest of Cantor Entertainment Technology and our stockholders to do so.

The purposes of the plan are to attract, retain and motivate our named executive officers and to align their interests with those of stockholders through equity-based compensation and enhanced opportunities for ownership of shares of our Class A common stock. The plan will be designed to reward named executive officers for increases in our stock price and to provide us with optimal flexibility in the way that we do so. It will permit our Compensation Committee to grant stock options, stock appreciation rights, restricted stock, deferred stock, bonus stock, performance awards, dividend equivalents and other stock-based awards.

Options. The term of any options granted to our named executive officers, including the vesting schedule, will be determined by our Compensation Committee.

SARs. Stock Appreciation Rights, which we refer to as “SARs,” may be granted as stand-alone awards or in conjunction with an option, and will entitle the holder to receive, upon exercise, the excess of the fair market value of a share of our Class A common stock at the time of exercise over the exercise price of the SAR. An option will be cancelled to the extent that its related SAR is exercised or cancelled, and an SAR will be cancelled to the extent the related option is exercised or cancelled. Unless determined otherwise by our Compensation Committee, stand-alone SARs are generally subject to the same terms and conditions as stock options as described above.

Restricted Stock. Restricted stock may be granted with such restrictions as our Compensation Committee may determine. Our Compensation Committee may provide that a grant of restricted stock will vest upon the continued service of the participant and/or the satisfaction of applicable performance goals. Except as otherwise provided by our Compensation Committee, the participant will have all the rights of a stockholder with respect to the restricted stock award, although our Compensation Committee may provide for the automatic deferral or reinvestment of dividends or impose vesting requirements on dividends.

Deferred Stock. Our Compensation Committee may grant deferred stock awards, which represent a right to receive shares of our Class A common stock. Our Compensation Committee may provide that a grant of deferred stock will vest upon the continued service of the participant and/or the satisfaction of applicable performance goals. Holders of deferred stock awards do not have the rights of a stockholder with respect to the award unless and until the award is settled in shares of our Class A common stock, although our Compensation Committee may provide for dividend equivalent rights.

Other Equity-Based Awards. Our Compensation Committee may grant other types of equity-based awards based upon our Class A common stock, including unrestricted stock and dividend equivalent rights.

Retirement Benefits

In connection with this offering, we will become a participating employer in the BGC Partners, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its affiliates, which is a 401(k) plan for all eligible employees, in order to provide them with a means of saving for their retirement. The plan, which is described in more detail in “—Deferral Plan,” may provide participants with a matching contribution. The matching criteria will be the same for all participants, so the named executive officers do not receive a benefit that is not also available to other eligible employees.

Perquisites

Historically, we have provided certain of our named executive officers with perquisites and other personal benefits that we believe are reasonable. We do not view perquisites as a significant element of our comprehensive compensation structure, but do believe they can be useful in attracting, motivating and retaining the executive talent for which we compete, especially for executives who perform services abroad as expatriates. We believe that these additional benefits assist our executives in performing their duties and provide time efficiencies for our executives. Immediately following this offering, it is expected that our historical practices regarding perquisites will continue and will be subject to periodic review by our Compensation Committee.

The perquisites and other personal benefits, if any, provided to our named executive officers prior to this offering historically have not had an aggregate incremental cost to us per individual that exceeds $10,000, and our current expectation is that this will not change following the completion of this offering.

Partnership Awards

In connection with this offering, Cantor Entertainment Technology Holdings will adopt the Cantor Entertainment Technology Holdings Participation Plan, which is described in “—Cantor Entertainment Technology Holdings Participation Plan.” The Participation Plan will provide for the grant or sale of Cantor Entertainment Technology Holdings working partner units. The total number of Cantor Entertainment Technology Holdings working partner units issuable under the Participation Plan will be determined from time to time by our Compensation Committee, provided that exchange rights for units representing the right to acquire shares of our Class A common stock will only be granted pursuant to other stock-based awards granted under our Long-Term Incentive Plan. Working partner units in Cantor Entertainment Technology Holdings will be entitled to participate in quarterly distributions of distributable earnings from Cantor Entertainment Technology Holdings. We view these incentives as an effective tool in motivating, rewarding and retaining our executive officers.

Grant Policy

For those employees who are not expected to be covered employees within the meaning of Section 162(m) of the Code, or considered to be officers subject to Section 16 of the Exchange Act, the ability to make ad hoc and new hire award grants may be delegated to our Chairman of the Board or Chief Executive Officer. However, no such delegation will occur to employees considered to be officers subject to Section 16 of the Exchange Act, or with respect to grants that our Compensation Committee believes are likely to be subject to the limitations on deductibility under Section 162(m) of the Code.

Director Compensation

See “—Compensation of Directors.”

Investment by Named Executive Officers in Cantor Entertainment Technology Holdings

Certain of our named executive officers are currently partners of Cantor, and, in connection with this offering, all of our named executive officers will become partners of Cantor Entertainment Technology Holdings. Certain of our named executive officers have a significant portion of their personal net worth invested directly or indirectly in our business, and we believe that their participation in Cantor Entertainment Technology Holdings is helpf ul in aligning their interests with those of our stockholders. Subject to the approval of our Compensation Committee or its designee, certain of our executive officers may from time to time make additional contributions to Cantor Entertainment Technology Holdings or be granted equity-based awards in Cantor Entertainment Technology Holdings.

Summary Compensation Table

Summary Compensation Table

(a) Name and Principal Position	(b) Year(1)	(c) Salary ($)	(d) Bonus ($)	(e) Grant Awards ($)	(f) Option Awards ($)	(g) Non-Equity Incentive Plan Compensation ($)	(h) Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	(i) All Other Compensation ($)	(j) Total ($)
Lee M. Amaitis, President and Chief Executive Officer	2011	$250,000	0	0	N/A	N/A	N/A	0	$250,000

Douglas R. Barnard, Chief Financial Officer(2)	2011	$13,499	0	$1,501	N/A	N/A	N/A	0	$50,000

Coreen Sawdon, Chief Accounting Officer(3)	2011	$200,000	0	$1,604	N/A	N/A	N/A	0	$201,604

Whitney Thier, Vice President, Chief Compliance Officer, Deputy General Counsel and Assistant Secretary	2011	$250,000	0	0	N/A	N/A	N/A	0	$250,000

(1)	Includes compensation paid by our operating company, Cantor G&W (Nevada), L.P. Items for which no amount is specified have not yet been determined.
(2)	Mr. Barnard has served as our Chief Financial Officer since our inception on November 10, 2011.
(3)	Ms. Sawdon has served as the Chief Financial Officer of Cantor G&W (Nevada), L.P. since October 2010. She also has served as our Chief Accounting Officer since our inception on November 10, 2011.

Employment Agreements

We may enter into employment agreements with some of our named executive officers.

Change of Control Employment Agreements

We may enter into change of control employment agreements with some of our named executive officers.

Deferral Plan

In connection with this offering, we intend to become a participating employer in the BGC Partners, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its affiliates, which is a 401(k) plan that we refer to as the “Deferral Plan,” whereby eligible employees may elect to defer a portion of their salaries by directing us to contribute to the Deferral Plan. The Deferral Plan will be available to all of our employees who meet certain eligibility requirements, and will be subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, Employee contributions are directed to one or more investment funds, one of which may, following this offering, invest in our Class A common stock.

Bonus Plan

In connection with this offering, we intend to adopt the Bonus Plan, which is an incentive bonus compensation plan that will provide our key employees with the opportunity to earn bonus awards that are based on the achievement of certain performance goals.

The Bonus Plan, as it applies to our executive officers, will be administered by our Compensation Committee. Subject to applicable law and regulation, the Compensation Committee may delegate any of its responsibilities in respect of the Bonus Plan to any of its members or to any other person or persons it designates. The Bonus Plan, as it applies to employees other than our executive officers, will be administered by our Chairman of the Board or any other person or persons he designates. The Compensation Committee and our Chairman of the Board, in his role as Bonus Plan administrator, or any person or persons to whom the applicable responsibility is delegated, are referred to in this description collectively as the “committee.” The committee will have broad administrative authority to, among other things, designate participants, establish performance goals and performance periods, determine the timing of the payment of bonuses, and interpret and administer the Bonus Plan. Awards under our Bonus Plan may be made in the form of cash or in shares of our Class A common stock, or other stock-based awards, granted under our Long-Term Incentive Plan or working partner units granted under the Participation Plan. The committee may at any time amend or terminate the Bonus Plan.

The committee will specify the applicable performance criteria and targets to be used under the Bonus Plan for each performance period. These performance criteria may vary from participant to participant and will be determined by the committee and may be based on one or more of the following Cantor Entertainment Technology, subsidiary, operating unit or division financial performance measures:

•	pre-tax or after-tax net income,

•	pre-tax or after-tax operating income,

•	gross revenues,

•	profit margin,

•	stock price,

•	cash flows,

•	market share,

•	pre-tax or after-tax earnings per share,

•	pre-tax or after-tax operating earnings per share,

•	expenses,

•	return on equity,

•

strategic business criteria consisting of one or more objectives based upon meeting specified revenues, market penetration, geographic business expansion goals, cost targets and goals relating to acquisitions or divestitures, or

•	such other factors as the committee deems appropriate in its discretion.

The target bonus opportunity for each participant may be expressed as a dollar-denominated amount or by reference to a formula, such as a percentage share of a bonus pool to be created under the Bonus Plan. The actual bonus awarded to any given participant at the end of a performance period will be based on the extent to which the applicable performance goals for such performance period are achieved, as determined by the committee.

The Long-Term Incentive Plan

In connection with this offering, we intend to adopt the Long-Term Incentive Plan as a means to attract, retain, motivate and reward present and prospective directors, officers, employees and consultants of our company and our affiliates by increasing their ownership interests in us. Under the Long-Term Incentive Plan, individual awards may take the form of:

•	options to purchase shares of our Class A common stock, including incentive stock options, which we refer to as “ISOs,” non-qualified stock options or both,

•	SARs,

•	restricted stock, consisting of shares that are subject to forfeiture based on the failure to satisfy employment-related restrictions,

•	deferred stock, representing the right to receive shares of Class A common stock in the future,

•	bonus stock and awards in lieu of cash compensation,

•

dividend equivalents, consisting of a right to receive cash, other awards or other property equal in value to dividends paid with respect to a specified number of shares of our Class A common stock, or other periodic payments, or

•	other awards not otherwise provided for, the value of which is based, in whole or in part, upon the value of our Class A common stock.

Awards granted under the Long-Term Incentive Plan are generally not assignable or transferable except by the laws of descent and distribution. The Long-Term Incentive Plan generally will be administered by our Compensation Committee or its designee, except that our Board of Directors will perform our Compensation Committee’s functions under the Long-Term Incentive Plan for purposes of grants of awards to non-employee directors, and may perform any other function of our Compensation Committee as well. Our Compensation Committee may delegate authority to perform its functions to the extent permitted under applicable law and/or regulation. Our Compensation Committee will have the authority, among other things, to:

•	select the present or prospective directors, officers and other employees and consultants entitled to receive awards under the Long-Term Incentive Plan,

•	determine the form of awards, or combinations thereof, and whether such awards are to operate on a tandem basis or in conjunction with other awards,

•	determine the number of shares of our Class A common stock or units or rights covered by an award, and

•

determine the terms and conditions of any awards granted under the Long-Term Incentive Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration thereof and any forfeiture provisions or waiver thereof.

The exercise price at which shares of our Class A common stock may be purchased pursuant to the grant of stock options under the Long-Term Incentive Plan will be determined by our Compensation Committee at the time of grant in its discretion.

The flexible terms of the Long-Term Incentive Plan are intended to, among other things, permit our Compensation Committee to impose performance conditions with respect to any award, thereby requiring forfeiture of all or part of any award if performance objectives are not met, or linking the time of exercisability or settlement of an award to the achievement of performance conditions.

The determination of whether any performance goal is satisfied will be made in accordance with GAAP, to the extent relevant. However, in connection with any goal that is based on operating income or operating earnings, the calculation may be made on the same basis as reflected in a release of our earnings for a previously completed period, as specified by our Compensation Committee.

The aggregate number of shares of our Class A common stock that may be delivered pursuant to the exercise or settlement of awards granted under the Long-Term Incentive Plan may not exceed. The number of shares reserved or deliverable under the Long-Term Incentive Plan and the number of shares subject to outstanding awards are subject to adjustment in the event of stock splits, stock dividends and other extraordinary corporate events. Except as otherwise provided in individual award agreements, all conditions and restrictions relating to the continued performance of services with respect to the exercisability or full enjoyment of an award will lapse immediately prior to a “change in control” (as defined in the Long-Term Incentive Plan).

The Long-Term Incentive Plan may be amended, altered, suspended, discontinued or terminated by our Board of Directors without stockholder approval unless such approval is required by law or regulation, or under the rules of any stock exchange or automated quotation system on which our common stock is then listed or quoted. Stockholder approval will not be deemed to be required under laws or regulations that condition favorable tax treatment on such approval, although our Board of Directors may, in its discretion, seek stockholder approval in any circumstances in which it deems such approval advisable.

Cantor Entertainment Technology Holdings Participation Plan

In connection with this offering, Cantor Entertainment Technology Holdings intends to adopt the Participation Plan as a means to attract, retain, motivate and reward our present and prospective limited partners and executive officers by enabling such limited partners and executive officers to acquire or increase their ownership interests in Cantor Entertainment Technology Holdings.

The Participation Plan will be administered by our Compensation Committee or its designee. The total number of Cantor Entertainment Technology Holdings working partner units issuable under the Participation Plan will be                 . Any increase in the total number of Cantor Entertainment Technology Holdings working partner units issuable under the Participation Plan will be subject to the approval of our Compensation Committee. There will be no exchange rights issuable pursuant to the Participation Plan. The Compensation Committee will have broad administrative authority to, among other things, select our present or prospective limited partners and executive officers entitled to receive purchase rights, determine the number of working partner units covered by a purchase right, determine the purchase period, determine the terms and conditions of any purchase rights, and interpret and administer the Participation Plan. The Compensation Committee will have the discretion to determine the price of the purchase right, which may be set at preferential or historical prices that are less than the prevailing fair market value of our Class A common stock.

The Participation Plan will provide that our Compensation Committee may at any time amend or terminate the Participation Plan, provided that, without the participant’s written consent, no such amendment or termination will adversely affect any outstanding purchase rights. Amendments to the Participation Plan will require stockholder approval only if required by applicable laws or applicable regulatory requirements.

PRINCIPAL STOCKHOLDERS

As of the date hereof, we have only a single class of common stock authorized by our Certificate of Incorporation. The only share of such class of common stock is currently owned by our Chairman of the Board, Howard W. Lutnick. In connection with the contribution, we expect to adopt an Amended and Restated Certificate of Incorporation providing for two classes of common stock, as described in “Description of Capital Stock—Our Capital Stock—Common Stock.”

The following table sets forth certain information regarding the beneficial ownership of our common stock:

•	immediately after the closing of this offering and the contribution and related transactions as described under “Our Organizational Structure”; and

•	as adjusted to reflect the sale of the shares of our Class A common stock pursuant to this offering.

To our knowledge, except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole investment power with respect to all shares of our Class A common stock shown as beneficially owned by them. Except as required by law, shares of our Class A common stock have no voting rights. Unless otherwise indicated in the footnotes, the principal address of each of the stockholders and the directors and executive officers identified below is 499 Park Avenue, New York, New York 10022.

	Shares of Class A Common Stock Beneficially Owned After This Offering(1)		Shares of Class B Common Stock Beneficially Owned After This Offering
Name of Beneficial Owner	Shares	%	Shares	%
5% Stockholders:
Cantor Fitzgerald, L.P.(2) 110 E. 59 th Street New York, NY 10022				0

CF Group Management, Inc(2) 110 E. 59th Street New York, NY 10022				0

The Howard W. Lutnick Family Trust			95	95

Directors and executive officers:
Howard W. Lutnick(2)			5	5
Lee M. Amaitis			0	0
Stephen M. Merkel			0	0
Douglas R. Barnard			0	0
Coreen Sawdon			0	0
Whitney Thier			0	0

All directors and executive officers as a group (6 persons)			5	5

(1)

The Cantor units held by Cantor will be immediately exchangeable with us for our Class A common stock, generally on a one-for-one basis (subject to customary anti-dilution adjustments) upon the closing of this offering. The following Cantor Entertainment Technology Holdings founding partner units will be immediately exchangeable with us for our Class A common stock generally on a one-for-one basis (subject to customary anti-dilution adjustments) upon the closing of this offering: The Howard W. Lutnick Family Trust (                units), Lee M. Amaitis, our President and Chief Executive Officer (                units), and Stephen M. Merkel, our Executive Vice President, Chief Legal Officer, General Counsel and Secretary (                units). The remaining founding partner units held by each founding partner will not be exchangeable with us unless Cantor determines that such units can be exchanged by such founding partner with us for our Class A common stock, generally on a one-for-one basis (subject to customary anti-dilution adjustments), on terms and conditions to be determined by Cantor. See “Certain Relationships and Related Transactions—Limited Partnership Agreement of Cantor Entertainment Technology Holdings.”
(2)	Mr. Lutnick is the President and sole stockholder of CF Group Management, Inc., which we refer to as “CFGM,” and CFGM is the managing general partner of Cantor. Therefore, CFGM may be deemed the beneficial owner of shares of Class A Common Stock held of record by Cantor and Mr. Lutnick may be deemed the beneficial owner of the shares of Class A Common Stock held of record by Cantor and CFGM.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review, Approval and Ratification of Transactions with Related Persons

Upon the completion of this offering, the general policy of our Company and our Audit Committee will be that all material transactions with a related party, including transactions with Cantor, the relationship between us and Cantor and agreements with related parties, as well as all material transactions in which there is an actual, or in some cases, perceived, conflict of interest will be subject to prior review and approval by our Audit Committee, which will determine whether such transactions or proposals are fair and reasonable to our stockholders. In general, potential related party transactions will be identified by our management and discussed with the Audit Committee at Audit Committee meetings. Detailed proposals, including, where applicable, financial and legal analyses, alternatives and management recommendations, will be provided to the Audit Committee with respect to each issue under consideration, and decisions will be made by the Audit Committee with respect to the foregoing related-party transactions after opportunity for discussion and review of materials. When applicable, the Audit Committee will request further information and, from time to time, will request guidance or confirmation from internal or external counsel or auditors. Our policies and procedures regarding related party transactions will be set forth in our Audit Committee Charter and Code of Business Conduct and Ethics.

Contribution Agreement

We expect to enter into a contribution agreement with Cantor pursuant to which Cantor will contribute certain licenses and other assets to us and our subsidiaries in exchange for the right to receive certain equity interests in us and Cantor Entertainment Technology Holdings. The following is a summary of the contribution agreement.

On December 8, 2004, Cantor and Cantor G&W (Nevada), L.P., which we refer to as “Cantor G&W (Nevada),” entered into a license agreement, which we refer to as the “Mobile Gaming License Agreement,” pursuant to which Cantor G&W (Nevada) granted to Cantor a perpetual, fully-paid-up, transferable, exclusive license to certain software that forms the basis of our mobile gaming system. Cantor G&W (Nevada) retained a limited right of use of the mobile gaming system in the State of Nevada, and Cantor guaranteed certain payment and performance obligations of Cantor G&W (Nevada).

On December 8, 2004, Cantor and Cantor G&W (Nevada) entered into a promissory note, which, as amended, we refer to as the “Cantor Note.” Pursuant to the Cantor Note, Cantor has agreed to lend up to $150.0 million as of September 30, 2011, which aggregate amount that we may borrow thereunder was increased to $160.0 million as of December 31, 2011, to Cantor G&W (Nevada) to fund its operations. We refer to this promissory note as the “Cantor Note.” The Cantor Note has an interest rate of 3-month LIBOR plus 600 basis points and is payable on demand.

Pursuant to the contribution agreement Cantor, in a manner that is expected to be tax-free, will contribute, convey, transfer, assign and deliver and/or license to us, all of the right, title and interest of Cantor in, or license for, gaming, wagering or lottery use, certain intellectual property and other assets, including patents and pending patents, software and other technology assets, copyrights and copyright registrations, which we refer to as the “contribution.”

In addition, pursuant to the contribution agreement, Cantor will grant to us an exclusive, perpetual, worldwide and royalty-free license to certain intellectual property, namely patents, trademarks and service marks for use in connection with gaming, wagering and lottery operations. This includes the right to use the mark “Cantor Gaming” and other trademarks, service marks, brand names, logos, trade dress, trade names and corporate names. We refer to this license of intellectual property as the “License Agreement.”

We will grant to Cantor an exclusive, perpetual, worldwide, royalty free license to certain of our intellectual property for uses related to financial services. In addition, in connection with the contribution agreement, Cantor will convert the unpaid principal of and accrued interest on the Cantor Note remaining after our partial prepayment of the Cantor Note with a portion of the proceeds of this offering into a term note due January 15, 2016 and bearing interest at a rate of 8.5% per annum.

In partial consideration for Cantor’s: (1) contribution and surrender to us of all of Cantor’s rights under the Mobile Gaming License Agreement, (2) contribution of the intellectual property described above, (3) entry into the License Agreement and (4) agreement to amend the Cantor Note as described above, Cantor will receive equity interests in us and/or certain of our affiliates as follows:                 shares of our Class A common stock (representing approximately     % of the issued and outstanding shares of Class A common stock) and                  Cantor Entertainment Technology Holdings exchangeable limited partnership units (representing approximately     % of Cantor Entertainment Technology Holdings).

No party will make any representations or warranties of any kind concerning the transactions contemplated by the contribution agreement, transferred assets, or any consents or approvals required in such connection. The parties will agree that we will bear the economic and legal risk that the conveyance of the transferred assets is insufficient or that the title to those assets is not good, marketable and free from encumbrances.

Agreement of Limited Partnership of Cantor Entertainment Technology Holdings, L.P.

In connection with this offering, we, Cantor Entertainment Technology Holdings, Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global will enter into the Agreement of Limited Partnership of Cantor Entertainment Technology Holdings, L.P., which we refer to as the “Cantor Entertainment Technology Holdings limited partnership agreement.” The following is a summary of the Cantor Entertainment Technology Holdings limited partnership agreement.

Management

Cantor Entertainment Technology Holdings is managed by its general partner. We hold the Cantor Entertainment Technology Holdings general partnership interest and the Cantor Entertainment Technology Holdings special voting limited partnership interest, which entitles us to control Cantor Entertainment Technology Holdings and to remove and appoint the general partner of Cantor Entertainment Technology Holdings.

Under the Cantor Entertainment Technology Holdings limited partnership agreement, we, as the Cantor Entertainment Technology Holdings general partner, manage the business and affairs of Cantor Entertainment Technology Holdings. However, Cantor’s consent is required for amendments to the Cantor Entertainment Technology Holdings limited partnership agreement to decrease distributions to Cantor Entertainment Technology Holdings limited partners to less than 100% of net income received by Cantor Entertainment Technology Holdings (other than with respect to selected extraordinary items), to transfer any Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global partnership interests beneficially owned by Cantor Entertainment Technology Holdings and to take any other actions that may adversely affect Cantor’s exercise of its co-investment rights to acquire additional Cantor units, and its right to exchange the Cantor units. Cantor’s consent is also required in connection with transfers of limited partnership units by other limited partners and the issuance of additional Cantor Entertainment Technology Holdings limited partnership units outside of the Participation Plan. Cantor will be the only holder of the Cantor units as of the closing of this offering. To the extent there are any additional holders of Cantor units in the future, any such consent of Cantor will be determined by the holders of a majority in interest of the Cantor units. As described below under “—Exchanges,” except for Cantor units and certain founding partner units, Cantor Entertainment Technology Holdings limited partnership units are not exchangeable for our Class A common stock unless Cantor so determines with respect to founding partner units and we determine with respect to working partner units.

The Cantor Entertainment Technology Holdings limited partnership agreement also provides that Cantor Entertainment Technology Holdings, in its capacity as the general partner of each of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global, requires Cantor’s consent to amend the terms of the Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global limited partnership agreement or take any other action that may interfere with Cantor’s exercise of its co-investment rights to acquire any additional Cantor units (and the corresponding investment in Cantor Entertainment Technology U.S. and

Cantor Entertainment Technology Global by Cantor Entertainment Technology Holdings) or its rights to exchange Cantor units. Limited partners other than holders of Cantor units do not have any voting rights with respect to their ownership of Cantor Entertainment Technology Holdings limited partnership units, other than limited consent rights concerning amendments to the terms of the Cantor Entertainment Technology Holdings limited partnership agreement.

Classes of Interests in Cantor Entertainment Technology Holdings

The Cantor Entertainment Technology Holdings limited partnership agreement will provide for the following:

•	a general partnership interest, which is held indirectly by us;

•	a special voting limited partnership interest, which is held by us and which entitles us to remove and appoint the general partner of Cantor Entertainment Technology Holdings;

•	Cantor units, which are Cantor Entertainment Technology Holdings exchangeable limited partnership interests held by Cantor;

•	founding partner units, which are Cantor Entertainment Technology Holdings limited partnership units held by founding partners;

•	working partner units, which are Cantor Entertainment Technology Holdings limited partnership units, other than Cantor units and founding partner units, held by working partners; and

•	REUs, AREUs, PSUs and APSUs, which are classes of Cantor Entertainment Technology Holdings working partner units held by REU, AREU, PSU and APSU partners;

The aggregate number of authorized Cantor Entertainment Technology Holdings limited partnership units is                 , and in the event that the total number of authorized Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global interests under the Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global limited partnership agreement is increased or decreased, the total number of authorized Cantor Entertainment Technology Holdings limited partnership units will be correspondingly increased or decreased by the same number by the general partner so that the number of authorized Cantor Entertainment Technology Holdings limited partnership units equals the aggregate number of authorized Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global interests.

Any authorized but unissued Cantor Entertainment Technology Holdings limited partnership units may be issued:

•	pursuant to the contribution;

•

to Cantor and members of the Cantor group (as defined in the Cantor Entertainment Technology Holdings limited partnership agreement), pursuant to a co-investment in connection with a reinvestment in Cantor Entertainment Technology Holdings as described in “—Reinvestments in Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global; Co-Investment Rights; Distributions to Holders of Our Common Stock”;

•	with respect to founding partner units, to the founding partners in connection with the contribution;

•

with respect to working partner units, pursuant to the Participation Plan to employees of Cantor Entertainment Technology and other persons who provide services to Cantor Entertainment Technology (as described in “—Reinvestments in Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global; Co-Investment Rights; Distributions to Holders of Our Common Stock” and “—Cantor Entertainment Technology Holdings Participation Plan”) and to other persons from whom we acquire businesses or assets;

•	to any then-current founding/working partner pursuant to the Cantor Entertainment Technology Holdings limited partnership agreement;

•	to any Cantor Entertainment Technology Holdings partner in connection with a conversion of an issued unit into a different class or type of unit; and

•	as otherwise agreed by us, as general partner, and Cantor;

Exchanges of Cantor Entertainment Technology Holdings Limited Partnership Units

The Cantor units become exchangeable by Cantor with us upon the closing of this offering for Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments). In addition,     % of the founding partner units held by each founding partner become exchangeable with us upon the closing of this offering for Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments). The remaining     % of founding partner units held by each founding partner will not be exchangeable with us unless Cantor determines that such interests can be exchanged by such founding partner for our Class A common stock, generally on a one-for-one basis (subject to customary anti-dilution adjustments), on terms and conditions to be determined by Cantor, provided that the terms and conditions of such exchange cannot in any way diminish or adversely affect our rights or the rights of our subsidiaries (it being understood that our obligation to deliver shares of our Class A common stock upon exchange will not be deemed to diminish or adversely affect our rights or the rights of our subsidiaries). Cantor expects to permit such exchange from time to time.

The working partner units held by working partners will not be exchangeable with us unless we otherwise determine with the written consent of Cantor in accordance with the terms of the Cantor Entertainment Technology Holdings limited partnership agreement, in which case such units can be exchanged by such working partners with us for Class A common stock, generally on a one-for-one basis (subject to customary anti-dilution adjustments). The one-for-one exchange ratio between working partner units and Class A common stock will not be adjusted to the extent that we have made a dividend, subdivision, combination, distribution or issuance to maintain our ratio pursuant to a reinvestment by us or our subsidiaries pursuant to its reinvestment right. Once a working partner unit becomes exchangeable, such working partner unit is automatically exchanged for our Class A common stock upon termination or bankruptcy of such partner or upon redemption by Cantor Entertainment Technology Holdings.

Upon our receipt of any limited partnership unit that is exchangeable, pursuant to an exchange, such interest being so exchanged will cease to be outstanding and will be automatically and fully cancelled, and such unit will automatically be designated as a Cantor Entertainment Technology Holdings regular limited partnership unit, will have all rights and obligations of a holder of Cantor Entertainment Technology Holdings regular limited partnership unit and will cease to be designated as a Cantor Entertainment Technology Holdings limited partnership unit that is exchangeable, and will not be exchangeable.

Upon each exchange of Cantor Entertainment Technology Holdings limited partnership units, we deliver shares of our Class A common stock in exchange for the underlying units (on a one-for-one basis). Cantor Entertainment Technology Holdings will then redeem the Cantor Entertainment Technology Holdings limited partnership units so acquired and deliver to us a like number of Cantor Entertainment Technology U.S. limited partnership interests and Cantor Entertainment Technology Global limited partnership interests underlying such Cantor Entertainment Technology Holdings units. As a result, with each exchange of a Cantor Entertainment Technology Holdings limited partnership unit, our direct interest in Cantor Entertainment Technology U.S. limited partnership interests and Cantor Entertainment Technology Global limited partnership interests will proportionately increase.

In addition, upon a transfer of a Cantor Entertainment Technology Holdings exchangeable limited partnership unit that is not permitted by the Cantor Entertainment Technology Holdings limited partnership agreement (see “—Transfers of Interests”), such unit will cease to be designated as exchangeable limited partnership unit and will automatically be designated as a regular limited partnership unit.

In the case of an exchange of a Cantor unit or an exchangeable founding partner unit (or portion thereof), the aggregate capital account of the Cantor Entertainment Technology Holdings unit so exchanged will equal a pro rata portion of the total aggregate capital account of all Cantor units and exchangeable founding partner units then outstanding, reflecting the portion of all such Cantor units and exchangeable founding partner units then outstanding represented by the units so exchanged. The aggregate capital account of such exchanging partner in such partner’s remaining Cantor units and/or exchangeable founding partner units will be reduced by an equivalent amount. If the aggregate capital account of such partner is insufficient to permit such a reduction without resulting in a negative capital account, the amount of such insufficiency will be satisfied by reallocating capital from the capital accounts of the limited partners holding Cantor units and exchangeable founding partner units to the capital account of the units so exchanged, pro rata based on the number of units underlying the outstanding Cantor units and exchangeable founding partner units or based on other factors as determined by Cantor.

In the case of an exchange of a working partner unit (or portion thereof), the aggregate capital account of the unit so exchanged will equal the capital account of the working partner unit (or portion thereof), as the case may be, represented by such Cantor Entertainment Technology Holdings unit.

We agreed to reserve, out of our authorized but unissued shares of Class A common stock, a sufficient number of shares of our Class A common stock solely to effect the exchange of all then outstanding Cantor Entertainment Technology Holdings exchangeable limited partnership units into shares of Class A common stock pursuant to the exchanges.

Reinvestments in Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global; Co-Investment Rights; Distributions to Holders of Our Common Stock

In order to maintain our economic interest in Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global, any net proceeds received by us from any subsequent issuances of our common stock other than upon exchange of Cantor Entertainment Technology Holdings exchangeable limited partnership units will be indirectly contributed to Cantor Entertainment Technology U.S. and BGC Global in exchange for Cantor Entertainment Technology U.S. limited partnership interests and Cantor Entertainment Technology Global limited partnership interests consisting of a number of Cantor Entertainment Technology U.S. units and Cantor Entertainment Technology Global interests that will equal the number of shares of our common stock issued.

In addition, we may elect to purchase from Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global an equal number of Cantor Entertainment Technology U.S. interests and Cantor Entertainment Technology Global interests through cash or non-cash consideration. In the future, from time to time, we also may use cash on hand and funds received from distributions from Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global to purchase shares of our Class A common stock or Cantor Entertainment Technology Holdings exchangeable limited partnership units.

In the event that we acquire any additional Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global limited partnership interests from Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global, Cantor would have the right to cause Cantor Entertainment Technology Holdings to acquire additional Cantor Entertainment Technology U.S. limited partnership interests or Cantor Entertainment Technology Global limited partnership interests from Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global, as the case may be, up to the number of Cantor Entertainment Technology U.S. interests or Cantor Entertainment Technology Global interests that would preserve Cantor’s relative indirect economic percentage interest in Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global compared to our interests immediately prior to the acquisition of such additional limited partnership interests by us, and Cantor would acquire an equivalent number of additional Cantor Entertainment Technology Holdings limited partnership units to reflect such relative indirect interest. The purchase price per Cantor Entertainment Technology U.S. interest and Cantor Entertainment Technology Global interest for any such Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global interest issued indirectly to Cantor pursuant to its co-investment rights will be equal to the price paid by us per Cantor Entertainment Technology U.S. interest or Cantor Entertainment Technology Global interest. Any such Cantor Entertainment Technology Holdings limited partnership units issued to Cantor will be designated as Cantor units.

Cantor will have 10 days after the related issuance of Cantor Entertainment Technology U.S. limited partnership interests or Cantor Entertainment Technology Global limited partnership interests to elect to co-invest in such reinvestment and will have to close such co-investment no later than 120 days following such election.

In addition, the Participation Plan provides for issuances, in the discretion of our Compensation Committee or its designee, of Cantor Entertainment Technology Holdings limited partnership units to current or prospective working partners who provide or will provide services to us, including our executive officers. Any net proceeds received by Cantor Entertainment Technology Holdings for such issuances generally will be contributed to Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global in exchange for Cantor Entertainment Technology U.S. limited partnership interests and Cantor Entertainment Technology Global limited partnership interests consisting of a number of Cantor Entertainment Technology U.S. interests and Cantor Entertainment Technology Global interests equal to the number of Cantor Entertainment Technology Holdings limited partnership units being issued so that the cost of such compensation award, if any, is borne pro rata by all holders of the Cantor Entertainment Technology U.S. interests and Cantor Entertainment Technology Global interests, including by us. Any Cantor Entertainment Technology Holdings limited partnership units acquired by the working partners, including any such units acquired at preferential or historical prices that are less than the prevailing fair market value of our Class A common stock, will be designated as Cantor Entertainment Technology Holdings working partner units and will generally receive distributions from Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global on an equal basis with all other limited partnership units.

To the extent that any Cantor Entertainment Technology U.S. interests and Cantor Entertainment Technology Global interests are issued pursuant to the reinvestment and co-investment rights described above, an equal number of Cantor Entertainment Technology U.S. interests and Cantor Entertainment Technology Global interests will be issued. It is the non-binding intention of us, Cantor Entertainment Technology U.S., Cantor Entertainment Technology Global and Cantor Entertainment Technology Holdings that the aggregate number of Cantor Entertainment Technology U.S. interests held by the Cantor Entertainment Technology Holdings group at a given time divided by the aggregate number of Cantor Entertainment Technology Holdings limited partnership units issued and outstanding at such time is at all times equal to one, which ratio is referred to in this prospectus as the “Cantor Entertainment Technology Holdings ratio,” and that the aggregate number of Cantor Entertainment Technology U.S. interests held by the Cantor Entertainment Technology, Inc. group at a given time divided by the aggregate number of shares of our common stock issued and outstanding as of such time is at all times equal to one, which ratio is referred to in this prospectus as the “Cantor Entertainment Technology ratio.” In furtherance of such non-binding intention, in the event of any issuance of Cantor Entertainment Technology U.S. limited partnership interests and Cantor Entertainment Technology Global limited partnership interests to us pursuant to voluntary reinvestment, immediately following such an issuance, we will generally declare a pro rata stock dividend to our stockholders, and in the event of any issuance of Cantor Entertainment Technology U.S. limited partnership interests and Cantor Entertainment Technology Global limited partnership interests to Cantor Entertainment Technology Holdings pursuant to its co-investment rights, Cantor Entertainment Technology Holdings will generally issue a pro rata unit distribution to its partners.

Distributions

General

The profit and loss of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global are generally allocated based on the total number of Cantor Entertainment Technology U.S. limited partnership interests and Cantor Entertainment Technology Global limited partnership interests outstanding. The profit and loss of Cantor Entertainment Technology Holdings are generally allocated based on the total number of Cantor Entertainment Technology Holdings limited partnership units outstanding.

Cantor Entertainment Technology Holdings distributes to holders of the Cantor Entertainment Technology Holdings limited partnership units (and not to us):

•

on or prior to each estimated tax due date (the 15th day of each April, June, September and December in the case of a partner that is not an individual, and the 15th day of each April, June, September and January in the case of a partner who is an individual), such partner’s estimated proportionate quarterly tax distribution for such fiscal quarter; and

•

as promptly as practicable after the end of each fiscal quarter, an amount equal to the excess, if any, of (a) the net positive cumulative amount allocated to such partner’s capital account pursuant to the Cantor Entertainment Technology Holdings limited partnership agreement, over (b) the amount of any prior distributions to such partner.

Pursuant to the terms of the Cantor Entertainment Technology Holdings limited partnership agreement, distributions by Cantor Entertainment Technology Holdings to its partners may not be decreased below 100% of net income received by Cantor Entertainment Technology Holdings from Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global (other than with respect to selected extraordinary items with respect to limited partners, such as the disposition directly or indirectly of partnership assets outside of the ordinary course of business) unless we determine otherwise, subject to Cantor’s consent. The Cantor Entertainment Technology Holdings general partner, with the consent of Cantor, may direct Cantor Entertainment Technology Holdings to distribute all or part of any amount distributable to a limited partner in the form of a distribution of publicly traded shares, including shares of any capital stock of any other entity if such shares are listed on any national securities exchange or included for quotation in any quotation system in the United States, which we refer to as “publicly traded shares,” or in other property.

In addition, the Cantor Entertainment Technology Holdings general partner, with the consent of Cantor, in its sole and absolute discretion, may direct Cantor Entertainment Technology Holdings, upon a limited partner’s death, retirement, withdrawal from Cantor Entertainment Technology Holdings or other full or partial redemption of Cantor Entertainment Technology Holdings limited partnership units, to distribute to such partner (or to his or her personal representative, as the case may be) a number of publicly traded shares or an amount of other property that Cantor Entertainment Technology Holdings general partner determines is appropriate in light of the goodwill associated with such partner and his, her or its Cantor Entertainment Technology Holdings units, such partner’s length of service, responsibilities and contributions to Cantor Entertainment Technology Holdings and/or other factors deemed to be relevant by Cantor Entertainment Technology Holdings general partner. Any such distribution of publicly traded shares or other property to a partner as described in the prior sentence will result in a net reduction in such partner’s capital account and adjusted capital account, unless otherwise determined by Cantor Entertainment Technology Holdings general partner in its sole and absolute discretion, provided that any gain recognized as a result of such distribution will not affect such partner’s adjusted capital account, unless otherwise determined by both the Cantor Entertainment Technology Holdings general partner and Cantor.

The Cantor Entertainment Technology Holdings limited partnership agreement, however, provides that any and all items of income, gain, loss or deduction resulting from certain specified items allocated entirely to the capital accounts of the limited partnership interests in Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global held by Cantor Entertainment Technology Holdings will be allocated entirely to the capital accounts of Cantor Entertainment Technology Holdings limited partnership units held by its limited partners and Cantor as described below under “—Limited Partnership Agreements of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global—Distributions.” In addition, in the discretion of the Cantor Entertainment Technology Holdings general partner, distributions with respect to selected extraordinary transactions, as described below, may be withheld from the limited partners and distributed over time subject to the satisfaction of conditions set by us, as the general partner of Cantor Entertainment Technology Holdings, such as continued service to us. See “—Redemption of Cantor Entertainment Technology Holdings Limited Partnership Units.” These distributions that may be withheld relate to income items from non-recurring events, including, without limitation, items that would be considered “extraordinary items” under U.S. GAAP and recoveries with respect to claims for expenses, costs and damages (excluding any recovery that does not result in monetary payments to Cantor Entertainment Technology Holdings) attributable to extraordinary events affecting Cantor Entertainment Technology Holdings (such events may include, unless otherwise determined by the Cantor Entertainment Technology Holdings general partner, any disposition, directly or indirectly (including deemed sales), of capital stock of any affiliate owned by Cantor Entertainment Technology Holdings, whether or not recurring in nature). The Cantor Entertainment Technology Holdings general partner may also deduct from these withheld amounts all or a portion of any extraordinary expenditures from non-recurring events that it determines are to be treated as extraordinary expenditures, including, without limitation, any distribution or other payment (including a redemption payment) to a Cantor Entertainment Technology Holdings partner, the purchase price or other cost of acquiring any asset, any other non-recurring expenditure of Cantor Entertainment Technology Holdings, items that would be considered “extraordinary items” under U.S. GAAP, and expenses, damages or costs attributable to extraordinary events affecting Cantor Entertainment Technology Holdings (including actual, pending or threatened litigation). Any amounts that are withheld from distribution and forfeited by the limited partners with respect to such extraordinary transactions will be distributed to Cantor in respect of the Cantor.

No partner may charge or encumber its Cantor Entertainment Technology Holdings limited partnership units or otherwise subject such units to any encumbrance, except those created by the Cantor Entertainment Technology Holdings limited partnership agreement. However, a holder of a Cantor unit may encumber its Cantor unit interest in connection with any bona fide bank financing transaction.

Classes of Working Partner Units

There are four separate classes of working partner units, each of which will be issuable by Cantor Entertainment Technology Holdings to our employees or new hires in connection with future acquisitions of assets or businesses: REUs, AREUs, PSUs, and APSUs.

Each class of Cantor Entertainment Technology Holdings working partner units held generally entitles the holder to receive a pro rata share of the distributions of income received by Cantor Entertainment Technology Holdings. See “—Distributions.” Each grant of REUs or AREUs will have associated with it an “REU post-termination amount” or an “AREU post-termination amount” that represents an amount payable to the REU or AREU holder upon redemption of such units. A partner’s entitlement to the REU or AREU post-termination amount will vest ratably over three years or according to such schedule as determined by Cantor Entertainment Technology Holdings at the time of grant. In lieu of paying all or a portion of the REU or AREU post-termination amount, Cantor Entertainment Technology Holdings may cause the REUs or AREUs held by a redeemed partner to be automatically exchanged for shares of our Class A common stock at the applicable exchange ratio. The value of such shares may be more or less than the applicable post-termination amount. These payments of cash and/or shares are conditioned on the former REU or AREU holder not violating his or her partner obligations or engaging in any competitive activity prior to the date such payments are made, and are subject to reduction if any losses are allocated to such REUs or AREUs. AREUs are otherwise identical to REUs except that (i) until any related distribution conditions specified in the applicable award agreement are met, if ever, only net losses shall be allocable with respect to such units; and (ii) no distributions shall be made until such distribution conditions are met. From time to time, the terms of specific grants of REUs or AREUs will vary, which variations may include limitations on the income or distributions and may also provide for exchangeability at an identified time or upon the occurrence of certain conditions.

PSUs and APSUs are similar to REUs and AREUs, respectively, except that they do not have post-termination payments. APSUs are identical in all respects to PSUs, except that (i) until any related distribution conditions specified in the applicable award agreement are met, if ever, only net losses shall be allocable with respect to such units; and (ii) no distributions shall be made until such distribution conditions are met.

Partner Obligations

Each of the limited partners is subject to certain partner obligations, which we refer to as “partner obligations.” The partner obligations constitute an undertaking by each of the limited partners that such partner has a duty of loyalty to Cantor Entertainment Technology Holdings and that, during the period from the date on which a person first becomes a partner through the applicable specified period following the date on which such partner ceases, for any reason, to be a partner, not to, directly or indirectly (including by or through an affiliate):

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breach a limited partner’s duty of loyalty to Cantor Entertainment Technology Holdings, through the four-year period following the date on which such partner ceases, for any reason, to be a limited partner;

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engage in any activity of the nature set forth in clause (1) of the definition of the competitive activity (as defined below) through the two-year period following the date on which such partner ceases for any reason to be a limited partner;

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engage in any activity of the nature set forth in clauses (2) through (5) of the definition of competitive activity (as defined below) or take any action that results directly or indirectly in revenues or other benefit for that limited partner or any third party that is or could be considered to be engaged in any activity of the nature set forth in clauses (2) through (5) of the definition of competitive activity, except as otherwise agreed to in writing by Cantor Entertainment Technology Holdings general partner, in its sole and absolute discretion, for the one-year period following the date on which such partner ceases, for any reason, to be a limited partner;

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make or participate in the making of (including through the applicable partner’s or any of his, her or its affiliates, respective agents or representatives) any comments to the media (print, broadcast, electronic or otherwise) that are disparaging regarding us or our senior executive officers or are otherwise contrary to our interests as determined by the Cantor Entertainment Technology Holdings general partner in its sole and absolute discretion, for the four-year period following the date on which such partner ceases, for any reason, to be a limited partner or a limited partnership unit holder, as the case may be;

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except as permitted with respect to corporate opportunities and fiduciary duties in the Cantor Entertainment Technology Holdings limited partnership agreement (see “—Corporate Opportunity; Fiduciary Duty”) take advantage of, or provide another person with the opportunity to take advantage of, a Cantor Entertainment Technology “corporate opportunity” (as such term would apply to Cantor Entertainment Technology Holdings if it were a corporation) including opportunities related to intellectual property, which for this purpose requires granting us a right of first refusal to acquire any assets, stock or other ownership interest in a business being sold by any partner or affiliate of such partner if an investment in such business would constitute a “corporate opportunity” (as such term would apply to Cantor Entertainment Technology Holdings if it were a corporation), that has not been presented to and rejected by us or that we reject but reserve for possible further action by us in writing, unless otherwise consented to by Cantor Entertainment Technology Holdings general partner in writing in its sole and absolute discretion, for a four-year period following the date on which such partner ceases, for any reason, to be a limited partner; or

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otherwise take any action to harm, that harms or that reasonably could be expected to harm, us for a four-year period following the date on which a limited partner ceases, for any reason, to be a limited partner, including any breach of its confidentiality obligations.

A limited partner is considered to have engaged in a “competitive activity” if such partner (including by or through his, her or its affiliates), during the applicable restricted period, which we collectively refer to as the “competitive activities”:

(1)

directly or indirectly, or by action in concert with others, solicits, induces, or influences, or attempts to solicit, induce or influence, any other partner, employee or consultant of us, Cantor or any member of the Cantor group or affiliated entity to terminate his or her employment or other business arrangements with us, Cantor, or any member of the Cantor group or affiliated entity, or to engage in any competing business (as defined below) or hires, employs, engages (including as a consultant or partner) or otherwise enters into a competing business with any such person;

(2)	solicits any of our customers or the customers of Cantor or any member of the Cantor group or affiliated entity (or any of their employees), induces such customers or their employees to reduce their volume of business with, terminate their relationship with or otherwise adversely affect their relationship with us, Cantor, or any member of the Cantor group or affiliated entity;

(3)	does business with any person who was a customer of ours, Cantor, or any member of the Cantor group or affiliated entity during the 12-month period prior to such partner becoming a terminated or bankrupt partner if such business would constitute a competing business;

(4)	directly or indirectly engages in, represents in any way, or is connected with, any competing business, directly competing with our business or the business of Cantor or any member of the Cantor group or affiliated entity, whether such engagement will be as an officer, director, owner, employee, partner, consultant, affiliate or other participant in any competing business; or

(5)	assists others in engaging in any competing business in the manner described in the foregoing clause (4).

“Competing business” means any activity that (a) provides software, services, data, content or other technology to the gaming industry, (b) develops, manufactures, sells, leases or otherwise provides, whether to participants in the gaming industry, casino patrons or otherwise, wireless technology for gaming, including race and sports book and casino-style games, on mobile devices and/or devices that enable wagering outside of casino floors, (c) is involved in any capacity in the operation of a race and sports book or any enterprise that offers mobile gaming, (d) provides brokerage, technology or execution services to institutions operating in the global financial markets, or (e) competes with any other business conducted by us, Cantor, any member of the Cantor group or affiliated entity if such business was first engaged in by us or Cantor or we or Cantor took substantial steps in anticipation of commencing such business and prior to the date on which such limited partner ceases to be a limited partner.

Notwithstanding anything to the contrary, and unless Cantor determines otherwise, none of such partner obligations apply to any limited partner that is also a Cantor company or any of its affiliates or any partner or member of a Cantor company or any of its affiliates. Such partners are exempt from these partner obligations.

The determination of whether a limited partner has breached his or her partner obligations will be made in good faith by the Cantor Entertainment Technology Holdings general partner in its sole and absolute discretion, which determination will be final and binding. If a limited partner breaches his, her or its partner obligations, then, in addition to any other rights or remedies that the Cantor Entertainment Technology Holdings general partner may have, and unless otherwise determined by the Cantor Entertainment Technology Holdings general partner in its sole and absolute discretion, Cantor Entertainment Technology Holdings will redeem all of the units held by such partner for a redemption price equal to their base amount, and such partner will have no right to receive any further distributions, or payments of cash, stock or property, to which such partner otherwise might be entitled.

Any limited partner that breaches his or her partner obligations is required to indemnify Cantor Entertainment Technology Holdings for and pay any resulting attorneys’ fees and expenses, as well as any and all damages resulting from such breach. In addition, upon breach of the Cantor Entertainment Technology Holdings limited partnership agreement by or the termination or bankruptcy of a limited partner that is subject to the partner obligations, or if any such partner owes any amount to Cantor Entertainment Technology Holdings or to any affiliated entity or fails to pay any amount to any other person with respect to which amount Cantor Entertainment Technology Holdings or any affiliated entity is a guarantor or surety or is similarly liable (in each case whether or not such amount is then due and payable), Cantor Entertainment Technology Holdings has the right to set off the amount that such partner owes to Cantor Entertainment Technology Holdings or any affiliated entity or any such other person under any agreement or otherwise and the amount of any cost or expense incurred or projected to be incurred by Cantor Entertainment Technology Holdings in connection with such breach, such termination or bankruptcy or such indebtedness (including attorneys’ fees and expenses and any diminution in value of any Cantor Entertainment Technology Holdings assets and including in each case both monetary obligations and the fair market value of any non-cash item and amounts not yet due or incurred) against any amounts that it owes to such partner under the Cantor Entertainment Technology Holdings limited partnership agreement or otherwise, or to reduce the capital account, the base amount and/or the distributions (quarterly or otherwise) of such partner by any such amount.

A limited partner will become a terminated partner upon (a) the actual termination of the employment of such partner, so that such partner is no longer an employee of Cantor Entertainment Technology U.S., Cantor Entertainment Technology Global or any affiliated entity, with or without cause by the employer, by such partner or by reason of death, (b) the termination by the Cantor Entertainment Technology Holdings general partner, which may occur without the termination of a partner’s employment, of such partner’s status as a partner by reason of a determination by the Cantor Entertainment Technology Holdings general partner that such partner has breached the Cantor Entertainment Technology Holdings limited partnership agreement or that such partner has ceased to provide substantial services to Cantor Entertainment Technology Holdings or any affiliated entity, even if such cessation is at the direction of Cantor Entertainment Technology Holdings or any affiliated entity or (c) ceasing to be a partner for any reason. With respect to a corporate or other entity partner, such partner will also be considered terminated upon the termination of the beneficial owner, grantor, beneficiary or trustee of such partner.

A limited partner will become a bankrupt partner upon (a) making an assignment for the benefit of creditors, (b) filing a voluntary petition in bankruptcy, (c) the adjudication of such partner as bankrupt or insolvent, or the entry against such partner of an order for relief in any bankruptcy or insolvency proceeding; provided that such order for relief or involuntary proceeding is not stayed or dismissed within 120 days, (d) the filing by such partner of a petition or answer seeking for himself, herself or itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any bankruptcy statute, law or regulation, (e) the filing by such partner of an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of that nature or (f) the appointment of or seeking of the appointment of (in each case by any person) a trustee, receiver or liquidator of it or of all or any substantial part of the properties of such limited partner. With respect to a corporate limited partner, bankruptcy will also include the occurrence of any of the foregoing events with respect to the beneficial owner of the majority of the stock of such partner. Notwithstanding the foregoing, no event constitutes a bankruptcy of a limited partner unless the Cantor Entertainment Technology Holdings general partner so determines in its sole and absolute discretion.

Redemption of Cantor Entertainment Technology Holdings Limited Partnership Units

Unlike the Cantor units, the classes of Cantor Entertainment Technology Holdings limited partnership units held by founding/working partners (in each case, to the extent such units have not become exchangeable) are subject to purchase and redemption by Cantor Entertainment Technology Holdings as follows:

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except as otherwise agreed to by each of the Cantor Entertainment Technology Holdings general partner, Cantor and the applicable founding partner, upon any termination or bankruptcy of a founding partner (or the termination or bankruptcy of the beneficial owner of the stock or other ownership interest of any such founding partner that is a corporation or other entity), Cantor Entertainment Technology Holdings will purchase and redeem from such founding partner or his, her or its representative, and such founding partner or his, her or its representative will sell to Cantor Entertainment Technology Holdings, all of the founding partner units held by such founding partner

(and, with the consent of the Cantor Entertainment Technology Holdings general partner and Cantor, Cantor Entertainment Technology Holdings may assign its right to purchase such founding partner units to another partner); and

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except as otherwise agreed to by each of the Cantor Entertainment Technology Holdings general partner and the applicable working partner upon (1) any termination or bankruptcy of a working partner (or the termination or bankruptcy of the beneficial owner of the stock or other ownership interest of any such working partner that is a corporation or other entity) or (2) an election of the Cantor Entertainment Technology Holdings general partner for any reason or for no reason whatsoever, Cantor Entertainment Technology Holdings will purchase and redeem from such working partner or his, her or its representative, and such working partner or his, her or its representative will sell such working partner unit to Cantor Entertainment Technology Holdings, all of the working partner units held by such working partner (and, with the consent of the Cantor Entertainment Technology Holdings general partner and Cantor, Cantor Entertainment Technology Holdings may assign its right to purchase such working partner units to another partner).

Founding/working partner units will be redeemed at a pre-determined formula redemption price. The redemption price for such unit reflects the purchase price paid by such partner for his or her unit, adjusted to reflect such partner’s share of changes in the book value of Cantor Entertainment Technology Holdings. For purposes of determining the redemption price, the book value is determined in accordance with the Cantor Entertainment Technology Holdings limited partnership agreement, which in general does not take into account goodwill or going concern value. In the circumstances described above, Cantor Entertainment Technology Holdings founding/working partner units that have become exchangeable will be automatically exchanged for our Class A common stock.

Each grant of REUs or AREUs will have associated with it a “post-termination amount,” which represents an amount payable to the REU or AREU holder upon redemption of such units. A partner’s entitlement to the post-termination amount will vest ratably over three years or according to such schedule as determined by Cantor Entertainment Technology Holdings at the time of grant. In lieu of paying all or a portion of the post-termination amount, Cantor Entertainment Technology Holdings may cause the REUs or AREUs held by a redeemed partner to be automatically exchanged for shares of our Class A common stock at the applicable exchange ratio. The value of such shares may be more or less than the applicable post-termination amount. These post-termination payments are conditioned on the former REU or AREU holder not violating his or her partner obligations or engaging in any competitive activity prior to the date such payments are made, and are subject to reduction if any losses are allocated to such REUs or AREUs.

In general, with respect to founding/working partner units that have not become exchangeable and that are held by terminated or bankrupt founding/working partners, a portion of the redemption price, which we refer to as the “base amount,” is to be paid within 90 days of redemption, with the remainder of the redemption price paid on each of the following four anniversaries. The base amount is calculated pursuant to a formula, and it reflects a larger percentage of the total redemption price for founding/working partners who have been partners for a longer period in Cantor Entertainment Technology Holdings. The portion of the redemption price that is to be paid to a terminated or bankrupt founding/working partner on each of the four anniversaries following a redemption is conditioned on such partner not having engaged in a competitive activity or violated his or her partner obligations.

The general partner of Cantor Entertainment Technology Holdings may also withhold each founding/working partner’s share of distributions attributable to income and loss with respect to selected extraordinary transactions, such as the disposition directly or indirectly of partnership assets outside the ordinary course of business. With respect to terminated or bankrupt founding/working partner, such partner whose founding/working partner units in Cantor Entertainment Technology Holdings are redeemed will receive payments reflecting these extraordinary items only to the extent that such partner’s right to receive these payments has vested (with 30% vesting on the third anniversary of the applicable event or, if later, the date of acquisition of units in Cantor Entertainment Technology Holdings and the remainder vesting ratably over a seven year vesting schedule, provided that the Cantor Entertainment Technology Holdings general partner may, in its sole and absolute discretion, accelerate the vesting of such amounts), with payments made on each of the first five anniversaries of the redemption of such founding/working partner units. These payments are conditioned on such partner not violating his or her partner obligations or engaging in any competitive activity prior to the date such payments are completed and are subject to prepayment at the sole and absolute discretion of the Cantor Entertainment Technology Holdings general partner at any time. Any amounts that are withheld from distribution and forfeited by such partners will be distributed to Cantor in respect of its Cantor units.

Cantor Entertainment Technology Holdings may in its discretion make redemption payments in property, including in shares of our Class A common stock, rather than in cash and may in its discretion accelerate the amount of these payments and, with the consent of Cantor in recognition of a limited partner’s contributions to the business, increase these payments to reflect Cantor Entertainment Technology Holdings’ goodwill or going concern value.

In the event of such a redemption or purchase by Cantor Entertainment Technology Holdings of any Cantor Entertainment Technology Holdings founding/working partner units, Cantor Entertainment Technology Holdings will cause Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global to redeem and purchase from Cantor Entertainment Technology Holdings a number of Cantor Entertainment Technology U.S. units and Cantor Entertainment Technology Global limited partnership interests, in each case, equal to (1) the number of units underlying the redeemed or purchased Cantor Entertainment Technology Holdings founding/working partner units multiplied by (2) the Cantor Entertainment Technology Holdings ratio as of immediately before the redemption or purchase of such Cantor Entertainment Technology Holdings founding/working partner units. The purchase price paid to Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global will be an amount of cash equal to the amount required by Cantor Entertainment Technology Holdings to redeem or purchase such units. Upon mutual agreement of the Cantor Entertainment Technology Holdings general partner, the Cantor Entertainment Technology U.S. general partner and the Cantor Entertainment Technology Global general partner, Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global may, instead of cash, pay all or a portion of such aggregate purchase price, in publicly traded shares.

Transfers of Interests

In general, subject to the exceptions described below, no Cantor Entertainment Technology Holdings partner may transfer or agree or otherwise commit to transfer all or any portion of, or any rights, title and interest in and to, its units in Cantor Entertainment Technology Holdings.

•	Limited partners may transfer limited partnership units in the following circumstances:

•	in connection with the contribution;

•	in connection with an exchange with us, if applicable;

•	if the transferor limited partner is a member of the Cantor group, to any person; or

•	with the prior written consent of the general partner and Cantor, not to be unreasonably withheld or delayed.

With respect to any Cantor unit transferred by Cantor to another person, Cantor may elect, prior to or at the time of such transfer, either (1) that such person will receive such unit in the form of a Cantor unit and that such person will thereafter be a holder of a Cantor unit so long as such person continues to hold such unit or (2) that such person will receive such unit in the form of a founding/working partner unit, and that such person will not be a holder of a Cantor unit as a result of holding such unit.

Founding/working partners may transfer Cantor Entertainment Technology Holdings founding/working partner units in the following circumstances:

•	pursuant to a redemption;

•	pursuant to grants concurrently with the closing of this offering;

•	in connection with an exchange with us for shares of Class A common stock, if applicable;

•	if the transferee limited partner is a member of the Cantor group (except that in the event such transferee ceases to be a member of the Cantor group, such unit will automatically transfer to Cantor);

•	with the mutual consent of the general partner and Cantor; or

•	for founding partners, with the consent of Cantor, to any other founding partner.

The special voting limited partner may transfer the special voting limited partnership interest in connection with the contribution or to a wholly owned subsidiary of Cantor Entertainment Technology (except that in the event such transferee ceases to be a wholly owned subsidiary of Cantor Entertainment Technology, the special voting partnership interest will automatically be transferred to Cantor Entertainment Technology, without any further action required on part of Cantor Entertainment Technology, Cantor Entertainment Technology Holdings or any other person).

The general partner may transfer its general partnership interest in the following circumstances:

•	in connection with the contribution;

•	to a new general partner as described below; or

•	with the special voting limited partner’s prior written consent, to any other person.

The special voting limited partner may, in its sole and absolute discretion, remove any general partner, with or without cause. The general partner may resign as the general partner of Cantor Entertainment Technology Holdings for any reason or no reason, except that as a condition to any removal or resignation, the special voting limited partner will first appoint a new general partner who will be admitted to Cantor Entertainment Technology Holdings as the new general partner, and the resigning or removed general partner will transfer its entire general partnership interest to the new general partner.

Amendments

The Cantor Entertainment Technology Holdings limited partnership agreement cannot be amended except with the approval of each of the general partner and Cantor. In addition, the Cantor Entertainment Technology Holdings limited partnership agreement cannot be amended to:

•	amend any provisions which require the consent of a specified percentage in interest of the limited partners without the consent of that specified percentage in interest of the limited partners;

•

alter the interest of any partner in the amount or timing of distributions or the allocation of profits, losses or credits, if such alteration would either materially adversely affect the economic interest of a partner or would materially adversely affect the value of units, without the consent of the partners holding at least two-thirds of all units, in the case of an amendment applying in, substantially similar manner to all classes of units, or two-thirds in interest of the affected class or classes of the partners, in the case of any other amendment; or

•	alter the special voting limited partner’s ability to remove a general partner.

The general partner of Cantor Entertainment Technology Holdings may authorize any amendment to correct any technically incorrect statement or error apparent on the face thereof in order to further the parties’ intent or to correct any formality or error or incorrect statement or defect in the execution of the Cantor Entertainment Technology Holdings limited partnership agreement.

In the event of any material amendment to the Cantor Entertainment Technology Holdings limited partnership agreement that materially adversely affects the interest of a limited partner in Cantor Entertainment Technology Holdings or the value of limited partnership units held by such partner in the amount or timing of distributions or the allocation of profits, losses or credit, then such partner who does not vote in favor of such amendment has a right to elect to become a terminated partner of Cantor Entertainment Technology Holdings, regardless of whether there is an actual termination of the employment of such partner. The Cantor Entertainment Technology Holdings general partner will have a right, in the event of such election by a limited partner to revoke and terminate such proposed amendment to the Cantor Entertainment Technology Holdings limited partnership agreement.

Parity of Interests

The Cantor Entertainment Technology Holdings limited partnership agreement provides that it is the non-binding intention of Cantor Entertainment Technology Holdings and each of the partners of Cantor Entertainment Technology Holdings that the Cantor Entertainment Technology Holdings ratio at all times equals one. It is the non-binding intention of each of the partners of Cantor Entertainment Technology Holdings and of Cantor Entertainment Technology Holdings that there be a parallel issuance or repurchase transaction by Cantor Entertainment Technology Holdings in the event of any issuance or repurchase by Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global of Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global interests to or held by Cantor Entertainment Technology Holdings so that the Cantor Entertainment Technology Holdings ratio at all times equals one. In certain events; however, we are authorized to break parity with respect to outstanding units.

Limited Partnership Agreements of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global

In connection with this offering, Cantor Entertainment Technology Holdings and Cantor Entertainment Technology U.S. will enter into the Agreement of Limited Partnership of Cantor Entertainment Technology U.S., L.P., which we refer to as the “Cantor Entertainment Technology U.S. limited partnership agreement.” In addition, in connection with this offering, Cantor Entertainment Technology Holdings and Cantor Entertainment Technology Global will enter into the Agreement of Limited Partnership of Cantor Entertainment Technology Global, L.P., which we refer to as the “Cantor Entertainment Technology Global limited partnership agreement.” Below is a summary of the Cantor Entertainment Technology U.S. limited partnership agreement and the Cantor Entertainment Technology Global limited partnership agreement.

Management

Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global each are managed by their general partner, which is Cantor Entertainment Technology Holdings. Cantor Entertainment Technology Holdings, in turn, holds the Cantor Entertainment Technology U.S. general partnership interest and the Cantor Entertainment Technology U.S. special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of Cantor Entertainment Technology U.S., and the Cantor Entertainment Technology Global general partnership interest and the Cantor Entertainment Technology Global special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of Cantor Entertainment Technology Global, and serves as the general partner of each of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global, which entitles Cantor Entertainment Technology Holdings (and thereby, us) to control each of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global, subject to limited consent rights of Cantor and to the rights of Cantor Entertainment Technology Holdings as the special voting limited partner. Cantor Entertainment Technology Holdings holds its Cantor Entertainment Technology U.S. general partnership interest through a Delaware limited liability company, Cantor Entertainment Technology Holdings, LLC, and holds its Cantor Entertainment Technology Global general partnership interest through a company incorporated in the Cayman Islands, Cantor Entertainment Technology Global Holdings GP Limited.

“Cantor’s consent rights” means that Cantor Entertainment Technology Holdings, in its capacity as general partner of each of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global, is required to obtain Cantor’s consent to amend the terms of the Cantor Entertainment Technology U.S. limited partnership agreement or the Cantor Entertainment Technology Global limited partnership agreement or take any other action that may adversely affect Cantor’s exercise of its co-investment rights (See “—Agreement of Limited Partnership of Cantor Entertainment Holdings, L.P.—Reinvestments in Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global; Co-Investment Rights; Distributions to Holders of Our Common Stock”) to acquire Cantor Entertainment Technology Holdings limited partnership units (and the corresponding investment in Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global by Cantor Entertainment Technology Holdings) or right to exchange Cantor Entertainment Technology Holdings exchangeable limited partnership units. We, in our capacity as the general partner of Cantor Entertainment Technology Holdings, will not cause Cantor Entertainment Technology Holdings, in its capacity as the general partner of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global, to make any amendments (other than ministerial or other immaterial amendments) to the limited partnership agreement of either Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global unless such action is approved by a majority of our independent directors.

Classes of Interests in Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global

As of the date of this prospectus, Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global each had the following outstanding interests:

•	a general partnership interest, which is held by Cantor Entertainment Technology Holdings;

•	limited partnership interests, which are directly and indirectly held by us and Cantor Entertainment Technology Holdings; and

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a special voting limited partnership interest, which is held by Cantor Entertainment Technology Holdings and which entitles the holder thereof to remove and appoint the general partner of Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global, as the case may be.

The aggregate number of authorized limited partnership interests in each of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global is              million, and in the event that the total number of authorized shares of our common stock under our Amended and Restated Certificate of Incorporation is increased or decreased, the total number of authorized limited partnership interests in each of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global, as the case may be, will be correspondingly increased or decreased by the same number so that the number of authorized Cantor Entertainment Technology U.S. limited partnership interests and Cantor Entertainment Technology Global limited partnership interests, as the case may be, equals the number of authorized shares of our common stock.

Any authorized but unissued Cantor Entertainment Technology U.S. limited partnership interests or Cantor Entertainment Technology Global limited partnership interests, as the case may be, may be issued:

•	pursuant to the contribution;

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to us and/or Cantor Entertainment Technology Holdings and members of their group, as the case may be, in connection with an investment in Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global as described above in “—Agreement of Limited Partnership of Cantor Entertainment Holdings, L.P.—Reinvestments in the Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global; Co-Investment Rights; Distributions to Holders of our Common Stock”;

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to Cantor Entertainment Technology Holdings or members of its group in connection with a redemption pursuant to the Cantor Entertainment Technology Holdings limited partnership agreement as described in “—Agreement of Limited Partnership of Cantor Entertainment Technology Holdings—Redemption of Cantor Entertainment Technology Holdings Limited Partnership Units”;

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as otherwise agreed by each of the general partner and the limited partners (by affirmative vote of the limited partners holding a majority of the limited partnership interests outstanding of Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global, as the case may be (except that if Cantor Entertainment Technology Holdings and its group holds a majority in interest and Cantor and its group holds a majority of the Cantor Entertainment Technology Holdings exchangeable limited partnership units, then majority of interest means Cantor), which we refer to as an “Opcos majority in interest”;

•	to us or Cantor Entertainment Technology Holdings in connection with a grant of equity by us or Cantor Entertainment Technology Holdings; and

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to any Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global partner, as the case may be, in connection with a conversion of an issued limited partnership interest into a different class or type of interest.

There will be no additional classes of partnership interests in Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global.

Distributions

The profit and loss of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global are generally allocated based on the total number of Cantor Entertainment Technology U.S. units and Cantor Entertainment Technology Global interests outstanding. Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global each distribute to each of its partners:

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on or prior to each estimated tax due date (the 15th day of each April, June, September and December, in the case of a partner that is not an individual, and the 15th day of each April, June, September and January in the case of a partner who is an individual, or, in each case, if earlier with respect to any quarter, the date on which we are required to make an estimated tax payment), such partner’s estimated proportionate quarterly tax distribution for such fiscal quarter;

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on or prior to each estimated tax due date for partners who are members of the Cantor Entertainment Technology Holdings group, an amount (positive or negative) for such fiscal quarter in respect of items of income, gain, loss or deduction allocated in respect of certain litigation matters; and

•

as promptly as practicable after the end of each fiscal quarter, an amount equal to the excess, if any, of (a) the net positive cumulative amount allocated to such partner’s capital account pursuant to the Cantor Entertainment Technology U.S. limited partnership agreement or Cantor Entertainment Technology Global limited partnership agreement, as the case may be, after the date of such agreement over (b) the amount of any prior distributions to such partner.

Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global, as the case may be, may, with the prior written consent of the holders of a majority in interest of the limited partnership interests of Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global, decrease the total amount distributed by Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global, as the case may be.

The limited partnership agreements of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global also provide that at our election, in connection with a repurchase of our Class A common stock or similar actions, Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global

may redeem and repurchase from us a number of limited partnership interests equivalent to the number of shares of common stock repurchased by us in exchange for cash in the amount of the gross proceeds to be paid in connection with such stock repurchase. The proportion of such amount to be paid by Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global shall be determined by us.

Transfers of Interests

In general, subject to the exceptions described below, no Cantor Entertainment Technology U.S. partner or Cantor Entertainment Technology Global partner, as the case may be, may transfer or agree to transfer all or any portion of, or any rights, title and interest in and to, its interest in Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global, as the case may be.

Limited partners of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global may transfer their limited partnership interests in the following circumstances:

•	in connection with the contribution;

•	if the transferee limited partner will be a member of the Cantor Entertainment Technology group or the Cantor Entertainment Technology Holdings group; or

•	with the prior written consent of the general partner and the limited partners (by affirmative vote of an Opcos majority in interest, not to be unreasonably withheld or delayed).

The special voting limited partner may transfer the special voting limited partnership interest in connection with the contribution and the separation or to a wholly owned subsidiary of Cantor Entertainment Technology Holdings (except that in the event such transferee ceases to be a wholly-owned subsidiary of Cantor Entertainment Technology Holdings, the special voting partnership interest will automatically be transferred to Cantor Entertainment Technology Holdings, without any further action required on part of Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global, as the case may be, Cantor Entertainment Technology Holdings or any other person).

The general partner may transfer its general partnership interest in the following circumstances:

•	in connection with the contribution and separation;

•	to a new general partner; or

•	with the special voting limited partner’s prior written consent.

The special voting limited partner may in its sole and absolute discretion remove any general partner, with or without cause. The general partner may resign as the general partner of Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global, as the case may be, for any reason, except that as a condition to any removal or resignation, the special voting limited partner will first appoint a new general partner who will be admitted to Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global, as the case may be, and the resigning or removed general partner will transfer its entire general partnership interest to the new general partner.

No partner may charge or encumber its Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global interest, as the case may be, or otherwise subject such interest to any encumbrance, except those created by the Cantor Entertainment Technology U.S. limited partnership agreement or Cantor Entertainment Technology Global limited partnership agreement, as the case may be.

Amendments

Each of the Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global limited partnership agreements cannot be amended except with the approval of each of the general partner and the limited partners (by the affirmative vote of the majority in interest of Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global) of Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global, as the case may be. In addition, each of the Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global limited partnership agreements cannot be amended to:

•	amend any provisions which require the consent of a specified percentage in interest of the limited partners without the consent of that specified percentage in interest of the limited partners;

•

alter the interest of any partner in the amount or timing of distributions or the allocation of profits, losses or credits, if such alteration would either materially adversely affect the economic interest of a partner or would materially adversely affect the value of interests, without the consent of the partners holding at least two-thirds of all units, in the case of an amendment applying in, substantially similar manner to all classes of interests, or two-thirds in interest of the affected class or classes of the partners, in the case of any other amendment; or

•	alter the special voting limited partner’s ability to remove a general partner.

The general partner of Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global, as the case may be, may authorize any amendment to correct any technically incorrect statement or error in order to further the parties’ intent or to correct any formality or error or defect in the execution of the Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global limited partnership agreement, as the case may be.

Parity of Interests

The Cantor Entertainment Technology U.S. limited partnership agreement and Cantor Entertainment Technology Global limited partnership agreement provide that it is the non-binding intention of each of the partners of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global and each of Cantor Entertainment Technology Global and Cantor Entertainment Technology U.S. that the number of outstanding Cantor Entertainment Technology U.S. interests equals the number of outstanding Cantor Entertainment Technology Global interests. It is the non-binding intention of each of the partners of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global and each of Cantor Entertainment Technology Global and Cantor Entertainment Technology U.S. that there be a parallel issuance or repurchase transaction by Cantor Entertainment Technology U.S. or Cantor Entertainment Technology Global in the event of any issuance or repurchase by the other limited partnership so that the number of outstanding Cantor Entertainment Technology U.S. interests at all times equals the number of outstanding Cantor Entertainment Technology Global interests. In certain events; however, we are authorized to break parity with respect to outstanding interests.

Cantor Note

Cantor G&W (Nevada) entered into a promissory note line of credit with Cantor on December 8, 2004, as subsequently amended, which we refer to as the “Cantor Note,” in the principal amount of up to $150.0 million as of September 30, 2011, which aggregate amount that we may borrow thereunder was increased to $160.0 million as of December 31, 2011. Cantor G&W (Nevada) accrues for and is charged interest at a rate of 3-month LIBOR plus 600 basis points. There is no termination date on the Cantor Note; however, Cantor at any time can demand payment of the principal of and accrued interest on the Cantor Note upon three days’ notice. As of September 30, 2011 and December 31, 2010, Cantor G&W (Nevada) had approximately $127.0 million and $91.8 million, respectively, of principal outstanding on the Cantor Note. Cantor G&W (Nevada) has accrued for approximately $17.4 million and $11.8 million of interest payable to affiliate as of September 30, 2011 and December 31, 2010, respectively. We intend to use a portion of the net proceeds to us from this offering to repay $50.0 million of the aggregate principal amount of and accrued interest on the Cantor Note. The remaining amount outstanding under the Cantor Note will be converted to a term note due January 15, 2016 and bearing interest at a rate of 8.5% per annum.

Administrative Services Agreement

Cantor provides network, data center, server administration support, other technology services and general and administrative services to us for charges commensurate with the cost of providing these services. For the years ended December 31, 2010, 2009 and 2008, Cantor G&W (Nevada) was charged approximately $1.9 million, $1.5 million and $1.8 million, respectively, for these services. In connection with the contribution, we expect to enter into an Administrative Services Agreement with Cantor to formalize this arrangement. Under our Administrative Services Agreement, Cantor will continue to provide these services to us and we will reimburse Cantor for the actual costs of such services. Cantor will make available to us some of its administrative and other staff, including its internal audit, Treasury, legal, tax, insurance, human resources, facilities, corporate development and accounting staffs. Members of these staffs will arrange for our insurance coverage and will provide a wide array of services, including administration of our personnel and payroll operations, benefits administration, internal audits, facilities management, promotional sales and marketing, legal, risk management, accounting and tax preparation and other services. We will also enter into arrangements with Cantor under which we will have the right to use certain assets, principally computer equipment, from Cantor. These assets may be subject to operating leases with third party leasing companies. Under the Administrative Services Agreement, we will also provide sales, marketing and public relations services to Cantor. Cantor will reimburse us for the actual costs incurred by us. The Administrative Services Agreement will have an initial three-year term, renewable for three successive one-year renewal terms, and will continue to renew automatically for successive one-year terms unless canceled by either us or Cantor upon six months’ prior notice. In connection with the services Cantor provides, certain employees of Cantor will be deemed to be leased employees of ours, and we will have the powers and rights of a common law employer of such employees.

Pursuant to the Administrative Services Agreement, Cantor will be required to obtain for us, among other things, property and casualty insurance of not less than $             million and business interruption insurance of $             million. Cantor will procure property insurance coverage for us covering our fixed assets and business interruption insurance of at least these coverage amounts. However, we will be listed on this insurance policy as one of several insured parties, together with Cantor and several of its affiliates. This insurance policy will be for aggregate amounts in excess of the amounts set forth above.

Tax Receivable Agreement

In connection with this offering, we intend to enter into a tax receivable agreement with Cantor that will provide for the payment by us to Cantor of % of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of the increase in tax basis and of certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. We expect to benefit from the remaining % of cash savings, if any, in income tax that we realize.

Pursuant to the tax receivable agreement,       % of each payment that would otherwise be made by us will be deposited into an escrow account until the expiration of the statute of limitations for the tax year to which the payment related. If the Internal Revenue Service successfully challenges the tax basis increase, we will be entitled to receive the funds in the escrow account, and any subsequent payments we are required to make under the tax receivable agreement will be reduced accordingly. However, under no circumstances will we receive any reimbursements from Cantor or any of the holders of Cantor for amounts previously paid by us under the tax receivable agreement. As a result, under certain circumstances, we could make payments to Cantor under the tax receivable agreement in excess of our cash savings.

For the purposes of the tax receivable agreement, cash savings in income and franchise tax will be computed by comparing our actual income and franchise tax liability to the amount of such taxes that we would have been required to pay had there been no increase in the tax basis of the tangible and intangible assets of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global attributable to our interest in each of Cantor Entertainment Technology U.S. and Cantor Entertainment Technology Global as a result of the redemption and exchanges, and had we not entered into the tax receivable agreement. The term of the tax relievable agreement will commence upon the closing of this offering and will continue until all tax benefits have been utilized or expired, unless we exercise our right to terminate the tax receivable agreement for an amount based on an agreed value of payments remaining to be made under the agreement. The actual amount and timing of any payment under this agreement will vary depending on a number of factors, including the timing of contribution and the amount and timing of our income.

Registration Rights Agreement

In connection with the contribution, we expect to enter into a registration rights agreement with Cantor, which will provide that any shares of our Class A common stock issued or to be issued upon exchange of Cantor units will be granted registration rights. We refer to these shares, as well as any other shares of Class A common stock held by Cantor or any affiliate of Cantor or distributed by Cantor to partners, as “registrable securities,” and we refer to the holders of these registrable securities as “holders.”

The registration rights agreement will provide that each holder will be entitled to unlimited piggyback registration rights, meaning that each holder of registrable securities can include his or her registrable securities in registration statements filed by us, subject to certain limitations. The registration rights agreement will also grant Cantor four demand registration rights requiring that we register the shares of Class A common stock held by Cantor or any affiliate of Cantor, including any such shares that Cantor distributes to partners.

We will pay the costs, but the holders will pay for any underwriting discounts or commissions or transfer taxes associated with all such registrations.

We will agree to indemnify the holders registering shares pursuant to the registration rights agreement against certain liabilities under the Securities Act.

DESCRIPTION OF CAPITAL STOCK

The following summary is a description of the material terms of our capital stock that will be in effect at the closing of this offering. Copies of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that we expect to adopt at or prior to the closing of this offering and other documents referred to herein are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Our Capital Stock

The following descriptions of our Class A common stock, Class B common stock, and preferred stock and of the relevant provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and other documents are summaries thereof and are qualified in their entirety by reference to our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and such other documents, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and applicable law.

We currently have only a single class of common stock authorized by our Certificate of Incorporation. The only share of such class of common stock is currently owned by Howard W. Lutnick. In connection with the contribution, we expect to adopt an Amended and Restated Certificate of Incorporation providing for two classes of common stock, including              million authorized shares of common stock, consisting of              million shares of Class A common stock, par value $0.01 per share, and              shares of Class B common stock, par value $0.01 per share, as well as              shares of preferred stock, par value $0.01 per share.

Common Stock

Upon completion of this offering, there will be              shares of our Class A common stock outstanding and 100 shares of our Class B common stock outstanding. Our Amended and Restated Certificate of Incorporation will provide that, except as required by the DGCL, shares of Class A common stock will not have voting rights. The DGCL requires in certain instances that holders of shares of Class A common stock vote as a separate class on certain matters, including changes in the par value of the shares of Class A common stock and changes in the powers, preferences or special rights of the shares of Class A common stock as to affect them adversely, even if our Amended and Restated Certificate of Incorporation does not give them that right. Shares of Class B common stock will generally be entitled to vote on all matters to be voted upon by our stockholders and will not have cumulative voting rights. Shares of Class B common stock will be the only voting securities that we have issued. Our Chairman of the Board, Howard W. Lutnick, and the Trust controlled by Mr. Lutnick will be the only holders of Class B common stock.

Each share of our Class A common stock will be equivalent to a share of our Class B common stock for purposes of economic rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of shares of Class A common stock and Class B common stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, the holders of shares of Class A common stock and Class B common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding.

Shares of our Class A common stock will not be subject to any conversion right. Our Amended and Restated Certificate of Incorporation will provide that each share of our Class B common stock will be convertible at any time, at the option of the holder, into one share of Class A common stock. Each share of Class B common stock will automatically convert into one share of Class A common stock upon any sale, pledge or other transfer, which we refer to as a “transfer,” whether or not for value, by the initial registered holder, other than any transfer by the initial holder to (1) Cantor, (2) any entity controlled by Cantor or by Mr. Lutnick or (3) Mr. Lutnick, his spouse, his estate, any of his descendants, any of his relatives or any trust established for his benefit or for the benefit of his spouse, any of his descendants or any of his relatives.

Any holder of shares of our Class B common stock may pledge his, her or its shares of Class B common stock, as the case may be, to a pledgee pursuant to a bona fide pledge of the shares as collateral security for indebtedness due to the pledgee so long as the shares are not transferred to or registered in the name of the pledgee. In the event of any pledge of shares of Class B common stock meeting these requirements, the pledged shares will not be converted automatically into shares of our Class A common stock. If the pledged shares of Class B common stock become subject to any foreclosure, realization or other similar action by the pledgee, they will be converted automatically into shares of Class A common stock upon the occurrence of that action. The automatic conversion provisions that will be in our Amended and Restated Certificate of Incorporation may not be amended, altered, changed or repealed without the approval of the holders of a majority of the voting power of all outstanding shares of Class A common stock.

None of the shares of our Class A common stock or our Class B common stock will have any pre-emptive or other subscription rights. There will be no redemption or sinking fund provisions applicable to shares of Class A common stock or Class B common stock.

Preferred Stock

Our Board of Directors will have the authority to cause us to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, including dividend rights, dividend rates, terms of redemption, redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series, without further vote or action by the stockholders. The issuance of preferred stock pursuant to such “blank check” provisions may have the effect of delaying, deferring or preventing a change of control of us without further action by our stockholders and may adversely affect the voting and other rights of the holders of shares of our Class A common stock. At present, we have no plans to issue any preferred stock.

Notwithstanding anything contained in our Amended and Restated Certificate of Incorporation to the contrary, our Amended and Restated Certificate of Incorporation and the rights of each holder of shares of Class A common stock, Class B common stock or any series of preferred stock shall be subject at all times to compliance with all regulatory, licensing, permit, approval, suitability or other legal requirements applicable to holders of our securities adopted by Gaming authorities (as defined below).

Anti-Takeover Effects of Nevada Law and Our Amended and Restated Certificate of Incorporation and Bylaws

Some provisions of the Nevada gaming laws and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, may discourage coercive takeover practices and inadequate takeover bids. These provisions may also encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Nevada Gaming Laws

Approval of Changes in Control

As a registered company, we must obtain prior approval of the Nevada Gaming Commission with respect to a change in control through a merger, consolidation, stock or asset acquisition, management or consulting agreement, or any act or conduct by which anyone obtains control of us.

Entities seeking to acquire control of a registered company must satisfy the Nevada Gaming Control Board and the Nevada Gaming Commission with respect to a variety of stringent standards before assuming control of a registered company. The Nevada Gaming Commission also may require controlling stockholders, officers, directors and other persons who have a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

Approval of Defensive Tactics

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licensees, and registered companies that are affiliated with those operations, may be harmful to stable and productive corporate gaming. The Nevada Gaming Commission has established a regulatory scheme to reduce the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to:

•	assure the financial stability of corporate gaming licensees and their affiliates;

•	preserve the beneficial aspects of conducting business in the corporate form; and

•	promote a neutral environment for the orderly governance of corporate affairs.

Approvals are, in certain circumstances, required from the Nevada Gaming Commission before we can make exceptional repurchases of voting securities at prices above their current market price and before a corporate acquisition opposed by management may be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by our Board of Directors in response to a tender offer made directly to its stockholders for the purpose of acquiring control.

Our subsidiary, Cantor G&W (Nevada), has adopted a compliance plan and appointed a compliance committee in accordance with Nevada Gaming Commission requirements. The compliance committee meets quarterly and is responsible for implementing and monitoring compliance with regulatory matters. This committee also reviews information and reports regarding the suitability of potential key employees or other parties who may be involved in material transactions or relationships involving us.

Amended and Restated Certificate of Incorporation and Bylaws

Except as required by the DGCL, holders of shares of Class A common stock will not have voting rights. Only holders of shares of Class B common stock, all of which will be owned by our Chairman of the Board, Howard W. Lutnick, and the Trust controlled by him, have voting rights. Accordingly, a takeover of us by a third party will be impossible without the consent of holders of shares of Class B common stock.

Our Amended and Restated Bylaws will provide that special meetings of stockholders may be called only by the Chairman of our Board of Directors, or in the event the Chairman of our Board of Directors is unavailable, by the Chief Executive Officer or by the holders of a majority of the voting power of our Class B common stock, which will be held by Mr. Lutnick and the Trust controlled by him. In addition, as discussed above, our Amended and Restated Certificate of Incorporation will permit us to issue “blank check” preferred stock.

Our Amended and Restated Bylaws will require advance written notice prior to a meeting of our stockholders of a proposal or director nomination which a stockholder desires to present at such a meeting, which generally must be received by our Secretary not later than 120 days prior to the first anniversary of the date of our proxy statement or information statement for the preceding year’s annual meeting. Our Amended and Restated Bylaws will provide that all amendments to our Amended and Restated Bylaws must be approved by either the holders of a majority of the voting power of all of our outstanding capital stock entitled to vote or by a majority of our Board of Directors. Only holders of shares of Class B common stock will be entitled to submit any stockholder proposal or to vote on any such amendments.

Right of Redemption

Notwithstanding any other provision in our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws or other documents, if any gaming authority requires that a holder or beneficial owner of our Class A common stock, Class B common stock or preferred stock must be licensed, qualified or found suitable under any applicable gaming laws in order to maintain any gaming license or franchise of us or any of our subsidiaries under any applicable gaming laws, and the holder or beneficial owner fails to apply for a license, qualification or finding of suitability within 30 days after being requested to do so by the gaming authority (or within such period that may be required by such gaming authority) or if such holder or beneficial owner is denied such license or qualification or found not to be suitable, we shall have the right, at our option, (1) to require such holder or beneficial owner to dispose of such holder’s or beneficial owner’s securities within 30 days of receipt of such finding by the applicable gaming authority (or such time as may be required by the applicable gaming authority) or (2) to call for redemption of the securities of such holder or beneficial owner at a redemption price equal to (i) the lesser of (a) the price at which such holder or beneficial owner acquired the securities or (b) the fair market value of the securities as determined in good faith by our Board of Directors, together with, in each case, accrued and unpaid dividends to the earlier of the date of redemption or such earlier date as may be required by the gaming authority or (ii) such other price as may be ordered by the gaming authority. Immediately upon a determination that a holder or beneficial owner will not be licensed, qualified or found suitable, the holder or beneficial owner will have no further rights (a) to exercise any right conferred by the securities, directly or indirectly, through any trustee, nominee or any other person or (b) to receive any interest or other distribution or payment with respect to the securities except the redemption price of the securities described in this paragraph; provided, however, such holder or beneficial holder may, to the extent permitted by such gaming authority, transfer the securities to any unaffiliated third party, who shall then be entitled to exercise all rights of a holder or beneficial holder under the securities. We are not required to pay or reimburse any holder of securities or beneficial owner who is required to apply for such license, qualification or finding of suitability for the costs of the licensure or investigation for such qualification or finding of suitability. Such expenses will, therefore, be the obligation of such holder or beneficial owner. See “Business—Government Regulation.”

“Gaming authority” means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States or foreign government, any state, province or any city or other political subdivision, whether now or hereafter existing, or any officer or official thereof, including without limitation, the Nevada Gaming Commission, the Nevada Gaming Control Board, the Clark County Liquor and Gaming Licensing Board and any other agency with authority to regulate any gaming operation (or proposed gaming operation) owned, managed or operated by us or any of our subsidiaries.

This right of redemption may discourage takeover attempts that might result in a premium being paid over the market price for shares of our Class A common stock.

Registration Rights

For a description of the registration rights that will be available to certain holders of our Class A common stock, see “Certain Relationships and Related Party Transactions – Registration Rights Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This could adversely affect the prevailing market price and our ability to raise equity capital in the future.

We currently have only a single class of common stock authorized by our Certificate of Incorporation. The only share of such class of common stock is currently owned by Howard W. Lutnick. In connection with the contribution, we expect to adopt an Amended and Restated Certificate of Incorporation providing for two classes of common stock, as described in “Description of Capital Stock—Our Capital Stock—Common Stock.”

Upon completion of this offering, there will be              shares of our Class A common stock outstanding (              shares of our Class A common stock if the over-allotment option is exercised in full). In addition, we will have 100 shares of our Class A common stock reserved for issuance in connection with the conversion of the 100 shares of Class B common stock outstanding immediately after this offering,              shares of our Class A common stock reserved for issuance in connection with the exchange of exchangeable Cantor Entertainment Technology Holdings limited partnership units and              shares of our Class A common stock reserved for issuance pursuant to our Long-Term Incentive Plan.

Certain of the Cantor Entertainment Technology Holdings founding partner units outstanding immediately after this offering will be exchangeable at any time after the closing of this offering for an aggregate of              shares of our Class A common stock. The Cantor units outstanding immediately after this offering will be exchangeable at any time after the closing of this offering for an aggregate of              shares of our Class A common stock.

The              shares of our Class A common stock sold in this offering (              shares of our Class A common stock if the over-allotment option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act other than the shares held by our affiliates. The shares of our Class A common stock that will be issued upon conversion of Class B common stock or in connection with an exchange of exchangeable Cantor Entertainment Technology Holdings limited partnership units may constitute “restricted securities” for purposes of the Securities Act. If they are restricted securities, absent registration under the Securities Act or compliance with Rule 144 thereunder or an exemption therefrom, these shares of our Class A common stock will not be freely transferable to the public. In general, under Rule 144 as in effect on the date of this prospectus, if a person is not one of our affiliates at any time during the three months preceding a sale, and a minimum of six months have elapsed between the later of the date of the acquisition of shares of our Class A common stock from us, or from one of our affiliates, then such person would be entitled to sell an unlimited number of such shares of our Class A common stock provided current public information about us is available and, after a minimum of one year has elapsed after acquiring such shares, would be entitled to sell an unlimited number of shares of our Class A common stock without restriction. Our affiliates who have owned shares of our Class A common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding; or

•

the average weekly trading volume of the Class A common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing with the SEC of a notice on the SEC’s Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates will also be subject to manner of sale provisions and notice requirements and to the availability of current public information be about us. See “Certain Relationships and Related Transactions—Registration Rights Agreement.”

Certain of our officers, directors and principal stockholders will enter into lock-up agreements with the representatives of the underwriters in connection with this offering. See “Underwriting.”

Additional Registration Statement

We intend to file a registration statement under the Securities Act concurrently with or shortly after the closing of this offering to register up to              shares of our Class A common stock reserved for issuance under our Long-Term Incentive Plan. See “Management—Long-Term Incentive Plan.” This registration statement will become effective upon filing, and shares covered by such registration statement will be eligible for sale in the public market immediately after the effective date of such registration statement, subject to any limitations contained in the plans and subject to the lock-up agreements described in “Underwriting.” We also have granted registration rights under the registration rights agreement. See “Certain Relationships and Related Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following is a general discussion of material U.S. federal income tax considerations with respect to the acquisition, ownership and disposition of shares of our Class A common stock applicable to non-U.S. holders who acquire such shares in this offering and hold such shares as a capital asset (generally, property held for investment). For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of Class A common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. federal estate and gift, state, local, or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” non-U.S. holders that hold shares of our Class A common stock as part of a straddle, hedge, conversion transaction or other integrated investment, and certain U.S. expatriates).

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our Class A common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding shares of Class A common stock are encouraged to consult their own tax advisors as to the particular U.S. federal income tax consequences applicable to them.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES OF OUR CLASS A COMMON STOCK. PROSPECTIVE HOLDERS OF SHARES OF CLASS A COMMON STOCK ARE ENCOURAGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS) OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SUCH SHARES.

Dividends

In general, any distribution we make to a non-U.S. holder with respect to its shares of our Class A common stock that constitutes a dividend for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution exceeds our current or accumulated earnings and profits, the excess will constitute a return of capital that is applied against, and will reduce, the holder’s basis in its shares, but not below zero, and then will be treated as gain from the sale or exchange of such shares.

Dividends we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment of such non-U.S. holder) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. Dividends received by a foreign corporation that are effectively connected with its conduct of trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain on Sale or Other Disposition of Class A Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our Class A common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation, which we refer to as an “USRPHC,” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of the shares. We believe we are not, and do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. If we were or were to become a USRPHC at any time during the applicable period, however, any gain recognized on a sale or other disposition of shares by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5% of the Class A common stock during the applicable period would not be subject to U.S. federal income tax, provided that Class A common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of shares of our Class A common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by United States source capital losses.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the Internal Revenue Service and to each non-U.S. holder of shares of our Class A common stock the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding with respect to dividends paid on its shares of our Class A common stock to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of shares of our Class A common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the Internal Revenue Service and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person or otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code). Information reporting will also apply if a non-U.S. holder sells or otherwise dispose of its shares of Class A common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders are encouraged to consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Legislative Developments Potentially Affecting Taxation of Shares of Our Class A Common Stock Held by or Through Foreign Entities

Legislation enacted by the United States Congress will generally impose a withholding tax of 30% on dividends paid on shares of our Class A common stock and the gross proceeds of a sale or other disposition of such shares paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation will also generally impose a withholding tax of 30% on dividends paid on the shares and the gross proceeds of a sale or other disposition of such shares paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder of shares may be eligible for refunds or credits of such taxes. The legislation will be effective for amounts paid after December 31, 2013. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in shares of Class A common stock.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Cantor Fitzgerald & Co. and                 , have severally agreed to purchase from us the following respective number of shares of Class A common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of Shares
Cantor Fitzgerald & Co.

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of Class A common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of Class A common stock offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of Class A common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $              per share under the public offering price. After the public offering, the representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to              additional shares of Class A common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of Class A common stock as the number of shares of Class A common stock to be purchased by it in the above table bears to the total number of shares of Class A common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of Class A common stock to the underwriters to the extent the option is exercised. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting discounts and commissions are % of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ option:

Total Fees
	Fees per share	Without Exercise of Option	With Full Exercise of Option
Discounts and commissions paid by us	$	$	$

In addition, we estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            , all of which will be paid by us.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Except for             , as described herein, each of our executive officers and directors have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our Class A common stock or other securities convertible into or exchangeable or exercisable for shares of our Class A common stock or derivatives of our Class A common stock owned by these persons prior to this offering or Class A common stock issuable upon exercise of options or warrants held by these persons for a period of              days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the representatives. This consent may be given at any time without public notice. If (1) during the last 17 days of the             -day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the             -restricted period, we announce that we will release earnings results during the 16-day period following the last day of the             -day restricted period, then in each case the lock-up restrictions will continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of material news or a material event relating to us, as the case may be, unless the representatives waive, in writing, such extension. Transfers or dispositions can be made during the lock-up period without the consent of the representatives by (i) gift or other estate planning purposes, (ii) a charitable donation or gift, (iii) distribution to partners, members or stockholders or (iv) pledge in connection with a bona fide loan transaction, as applicable, provided that in the case of a transfer or disposition pursuant to (i), (iii) or (iv) above, other than in the case of shares being sold in this offering, the transferee or pledgee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may also make the transfers and dispositions noted above as well as (a) grant options, restricted stock units, and other awards pursuant to our Long-Term Incentive Plan, our Bonus Plan, the Participation Plan and our Deferral Plan; (b) issue shares in connection with acquisitions, stock purchases or similar arrangements, where the recipient signs a lock-up agreement; and (c) issue shares pursuant to the exercise of any warrants or options of ours or the exchange of any Cantor Entertainment Technology Holdings exchangeable limited partnership units outstanding on the date of this prospectus. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the                 -day period.

The underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our Class A common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

Naked short sales are any sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our Class A common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

The underwriters have represented and agreed that (i) they have not offered or sold and, prior to the expiration of the period of              months from the closing date of this offering, will not offer or sell any shares of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) they have complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom; and (iii) they have only issued or passed on and will only issue or pass on in the United Kingdom, any document received by it in connection with the issue of the shares of our common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

Cantor Fitzgerald & Co., our affiliate, will be an underwriter of this offering. As a result, and due to the fact that more than 5% of the net proceeds of this offering will be used to repay the Cantor Note, this offering will be made pursuant to the applicable provisions of FINRA Conduct Rule 5121. This rule requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of “due diligence” in respect to, the registration statement and this prospectus.              has agreed to act as qualified independent underwriter for the offering. Cantor Fitzgerald & Co. has provided investment banking services to us, Cantor, BGC Partners and/or their subsidiaries in the past and/or may do so in the future. Cantor Fitzgerald & Co. receives customary fees and commissions for these services.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of the securities offered pursuant to this prospectus will be passed upon for us by Stephen M. Merkel, our Executive Vice President, Chief Legal Officer, General Counsel, Secretary and Director. Mr. Merkel’s address is c/o Cantor Entertainment Technology, Inc., 499 Park Avenue, New York, New York 10022. As of the closing of this offering, Mr. Merkel will own              Cantor Entertainment Technology Holdings founding partner units. Certain legal matters concerning this offering will be passed upon for us by Morgan, Lewis & Bockius LLP, New York, New York. Certain legal matters concerning this offering will be passed upon for the underwriters by             ,             .

EXPERTS

The consolidated financial statements of Cantor G&W (Nevada), L.P. at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act with respect to the Class A common stock offered by this prospectus. As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the registration statement. For further information with respect to us and our Class A common stock, you should refer to the registration statement and to its exhibits and schedules. We make reference in this prospectus to certain of our contracts, agreements and other documents that are filed as exhibits to the registration statement. For additional information regarding those contracts, agreements and other documents, please see the exhibits attached to this registration statement. Upon the completion of this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act.

You can read the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information we have filed or file, at the public reference rooms maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents from such offices upon payment of the prescribed fees. You may call the SEC at (800) SEC-0330 for further information on the operation of the public reference room. You may also request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov. We also intend to make our filings with the SEC available at our website at www.cantorgaming.com.

Report of Independent Registered Public Accounting Firm

The Partners of Cantor G&W (Nevada), L.P.:

We have audited the accompanying consolidated balance sheets of Cantor G&W (Nevada), L.P. and subsidiaries (the “Partnership”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in partners’ deficit, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cantor G&W (Nevada), L.P. and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Las Vegas, NV

December 22, 2011

except Note 10, as to which the date is

February 13, 2012

CANTOR G&W (NEVADA), L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(amounts in thousands)

	December 31,
	2010	2009
ASSETS
Current assets:
Cash	$16,012	$11,177
Receivables from customers, net	504	385
Other assets	1,048	545

Total current assets	17,564	12,107
Fixed assets and leasehold improvements, net	26,602	20,056
Goodwill	2,671	2,671
Intangibles, net	67	84

Total assets	$46,904	$34,918

LIABILITIES AND PARTNERS’ DEFICIT

Current liabilities:
Interest payable to affiliate	$11,795	$6,583
Promissory note payable to affiliate	91,849	63,036
Other payable to affiliates	—	323
Accounts payable and accrued liabilities	9,945	6,458
Customer deposits	7,589	5,344
Deferred revenue	62	66

Total current liabilities	121,240	81,810

Partners’ deficit:
Non-controlling interest	(297)	(150)
Retained deficit	(74,039)	(46,742)

Total partners’ deficit	(74,336)	(46,892)

Total liabilities and partners’ deficit	$46,904	$34,918

The accompanying notes are an integral part of these consolidated financial statements.

CANTOR G&W (NEVADA), L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands)

	Year Ended December 31,
	2010	2009	2008
Operating revenues:
Race and sports book	$4,359	$612	$—
Mobile gaming	5	161	—
Sports and odds subscriptions	697	839	215
Financial fixed odds	460	—	—
Slot route	493	455	—

Total revenues	6,014	2,067	215
Less: promotional allowances	(225)	(554)	—

Net revenues	5,789	1,513	215

Operating costs and expenses:
Costs of revenues	13,871	7,242	—
Selling, general and administrative	7,956	7,537	9,930
Depreciation and amortization	4,384	2,918	543
Loss on disposal of assets	1,809	1,726	135

Total operating costs and expenses	28,020	19,423	10,608

Operating loss	(22,231)	(17,910)	(10,393)

Other expense:
Interest expense	5,213	3,608	1,483

Consolidated net loss	(27,444)	(21,518)	(11,876)

Less: Net loss attributable to non-controlling interest in subsidiaries	(147)	(150)	—

Net loss attributable to Cantor G&W (Nevada), L.P.	$(27,297)	$(21,368)	$(11,876)

The accompanying notes are an integral part of these consolidated financial statements.

CANTOR G&W (NEVADA), L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ DEFICIT

(amounts in thousands)

	Retained Deficit	Non-controlling Interest	Total Partners’ Deficit
Partners’ deficit January 1, 2008	$(13,498)	$—	$(13,498)
Consolidated net loss	(11,876)	—	(11,876)

Partners’ deficit December 31, 2008	(25,374)	—	(25,374)
Consolidated net loss	(21,368)	(150)	(21,518)

Partners’ deficit December 31, 2009	(46,742)	(150)	(46,892)
Consolidated net loss	(27,297)	(147)	(27,444)

Partners’ deficit December 31, 2010	$(74,039)	$(297)	$(74,336)

The accompanying notes are an integral part of these consolidated financial statements.

CANTOR G&W (NEVADA), L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	Year Ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Consolidated net loss	$(27,444)	$(21,518)	$(11,876)
Adjustments to reconcile consolidated net loss to net cash used in operating activities:
Provision for doubtful accounts	74	51	—
Depreciation and amortization	4,384	2,918	543
Loss on disposal of assets	1,809	1,726	135
Changes in operating assets and liabilities:
Receivables from customers	(193)	(397)	(17)
Other assets	(594)	(357)	(163)
Accounts payable and accrued liabilities	1,457	4,906	554
Deferred revenue	(4)	63	3
Customer deposits	2,245	5,344	—
Other payables to affiliates	(323)	323	—
Interest payable to affiliates	5,213	3,608	1,483

Net cash used in operating activities	(13,376)	(3,333)	(9,338)

Cash flows from investing activities:
Purchase of intangible assets	—	—	(50)
Payments of acquisitions, net of cash received	—	—	(2,743)
Purchase of fixed assets	(8,527)	(8,351)	(7,542)
Capitalization of software development costs	(2,075)	(2,533)	(2,400)

Net cash used in investing activities	(10,602)	(10,884)	(12,735)

Cash flows from financing activities:
Proceeds from promissory note from affiliate	28,813	25,351	26,410
Other payable to affiliates	—	—	(4,294)

Net cash provided by financing activities	28,813	25,351	22,116

Cash and cash equivalents:
Change in cash and cash equivalents	4,835	11,134	43
Balance, beginning of year	11,177	43	—

Balance, end of year	$16,012	$11,177	$43

Supplemental cash flow disclosure
Capital expenditures incurred but unpaid	$2,030	—	—
Acquisition of business:
Fair value of assets acquired	$—	$—	$2,750
Less: cash acquired	—	—	(7)

Acquisition of business, net of cash acquired	$—	$—	$2,743

The accompanying notes are an integral part of these consolidated financial statements.

Cantor G&W (Nevada), L.P. and Subsidiaries

Notes to the Consolidated Financial Statements

(amounts in thousands)

1. Organization and Business

Description of Business: Cantor G&W (Nevada), L.P. and its subsidiaries, (the “Partnership”) is a general partnership organized under the laws of the State of Nevada. Cantor G&W (Nevada) is licensed and/or permitted by the Nevada Gaming Commission (“NGC”) to manufacture, distribute and operate mobile gaming systems in addition to operating a race and sports book facility, and a sports line making service to non-restricted Nevada casinos. Furthermore, Cantor G&W (Nevada) is licensed to operate a non-restricted slot route. With the exception of Cantor G&W (Nevada)’s sports line making services, where it derives its revenue from subscription fees, Cantor G&W (Nevada) generally provides collective services under revenue sharing arrangements with its client facilities. Though Cantor G&W (Nevada) has recently progressed from being a development stage company, it should be noted that Cantor G&W (Nevada) continues to spend significant amounts of its resources on its various product developments and refinements. Cantor G&W (Nevada) is owned by Cantor G&W (Nevada) Holdings, L.P. (“Holdings L.P.”) (99.75%) and Cantor G&W (Nevada) LLC (.25%) (“G&W LLC”), the managing general partner. G&W LLC is wholly owned by Holdings L.P.

2. Summary of Significant Accounting Policies

Basis of Presentation: The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States.

Principles of Consolidation: The consolidated financial statements include the accounts of Cantor G&W (Nevada) and all subsidiaries in which Cantor G&W (Nevada) has a controlling interest, PlayWizard Co., Ltd. (“PlayWizard”), which was formed during January 2007, Las Vegas Sports Consulting, Inc. (“LVSC”) and Las Vegas Sports Mobile, LLC (“LVSM”), which were acquired during November 2008 and Cantor Gaming and Wagering Limited (UK) which was acquired from Cantor Index, Limited, a wholly-owned subsidiary of Holdings L.P., on February 1, 2010. Cantor G&W (Nevada) owns 51% of LVSM. The remaining 49% is accounted for as a non-controlling interest in the consolidated financial statements. Cantor G&W (Nevada)’s policy is to consolidate all entities of which it owns more than 50% of the voting interests unless it does not have control over the entity. In accordance with FASB guidance on Consolidation of Variable Interest Entities, and the revised interpretation, Cantor G&W (Nevada) would also consolidate any variable interest entities of which it is the primary beneficiary. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates: In presenting the consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the consolidated financial statements are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in these consolidated financial statements.

Cash: Cash includes cash on hand and cash in banks. Cantor G&W (Nevada) maintains certain cash balances in various federally insured banking institutions. Cantor G&W (Nevada) has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. The Partnership utilized level 1 inputs as described below to determine the fair value.

Accounts Receivable: Accounts receivable relate principally to amounts due from sports odd subscription revenues. Accounts receivable are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems them to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company’s receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the industry and current economic and business conditions.

Fair Value of Financial Instruments: The Company measures the fair value of financial instruments pursuant to accounting standards for fair value measurements. These standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The carrying value of Cantor G&W (Nevada)’s cash, receivables and accounts payable approximates fair value primarily because of the short maturities of these instruments. The estimated fair values of the Partnership’s financial instruments are as follows:

December 31,	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash	$16,012	$16,012	$11,177	$11,177
Accounts receivable	504	504	385	385
Financial liabilities:
Interest payable to affiliate	11,795	*	6,583	*
Promissory note payable to affiliate	91,849	*	63,036	*

*	Due to the related party nature of the liability, it is not practical to estimate the fair values of the interest payable to affiliate or the promissory note payable to affiliate.

Fixed Assets and Leasehold Improvements: Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally 3 to 10 years, using the straight-line method. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Cantor G&W (Nevada) makes estimates and assumptions when accounting for capital expenditures. Whether the expenditure is considered a maintenance expense or a capital asset is a matter of judgment. Cantor G&W (Nevada)’s depreciation expense is highly dependent on the assumptions made about assets’ estimated useful lives. Whenever events or circumstances occur which change the estimated useful life of an asset, Cantor G&W (Nevada) accounts for the change prospectively.

For assets to be held and used, Cantor G&W (Nevada) reviews fixed assets for impairment whenever indicators of impairment exist. When impairment indicators are present, Cantor G&W (Nevada) compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is recognized. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. There was no impairment recorded for the years ended December 31, 2010, 2009 or 2008.

Gaming Taxes: Cantor G&W (Nevada) is subject to taxes based on gross gaming revenue or gross gaming activity (handle) in the jurisdiction in which it operates, subject to applicable jurisdictional adjustments and/or revenue basis standards. These gaming taxes are assessed on Cantor G&W (Nevada)’s gaming revenue and/or gross gaming activity (handle) and are recorded as an expense within cost of revenues in the accompanying consolidated statement of operations. These taxes totaled $1,395, $519 and $0 for the years ended December 31, 2010, 2009 and 2008.

Goodwill: Goodwill is the excess of purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as a purchase. As prescribed in the authoritative guidance on goodwill and other intangible assets, goodwill is not amortized, but instead is periodically tested for impairment. Cantor G&W (Nevada) reviews goodwill at least annually for impairment. An impairment loss is triggered if the estimated fair value of a reporting unit is less than its estimated net book value. Such loss is calculated as the difference between the estimated fair value of goodwill and its carrying value. Cantor G&W (Nevada) performed an impairment evaluation for the years ended December 31, 2010 and 2009, and concluded that there was no impairment of its goodwill.

Income Taxes: For U.S. tax purposes, Cantor G&W (Nevada) is taxed as a partnership. Under applicable federal and state laws, the taxable income or loss of a partnership is allocated to each partner based upon their ownership interest. Each partner’s tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss which is the obligation of the individual partner and as such is not reflected in Cantor G&W (Nevada)’s consolidated financial statements.

On January 1, 2009, the Company adopted accounting standards related to accounting for uncertain income tax positions and did not record any cumulative effect adjustment to retained earnings as a result of this adoption. Under the accounting standards, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The accounting standards also provide guidance on de-recognition, classification, interest, and penalties on income taxes, accounting in interim periods and disclosure requirements for uncertain tax positions.

Cantor G&W (Nevada) applied the new accounting guidance related to accounting of uncertain income tax positions and is not required to record any reserve for uncertain income tax positions based on management assessments as of December 31, 2010 and 2009.

Intangible Assets: Intangible assets consist primarily of acquired intangibles, which include a customer list and a purchased patent. The costs of the acquired intangibles are amortized over a period not to exceed 17 years or the remaining useful life.

Revenue Recognition: Cantor G&W (Nevada) recognizes revenues at the time persuasive evidence of an arrangement exists, the service is provided, prices are fixed or determinable and collection is reasonably assured.

In accordance with industry practice, race and sports book, gaming device and slot route revenues are measured by the aggregate net win from gaming activities, which is the difference between amounts wagered and amounts paid to patrons. For agreements that include revenue sharing arrangements, we have assessed if the revenues should be reported as gross or net in accordance with the criteria highlighted in ASC 605-45. Based upon our analysis, we record our revenues on a gross basis and show the participation as an expense in Cost of Revenues. We recognize this revenue on a daily basis. Additionally, we recognize liabilities for funds deposited by customers before gaming play occurs, for chips in the customers’ possession as well as base jackpot amounts for mobile gaming progressive jackpots.

Sports odds subscription revenue relates to the dissemination of betting lines and betting activity information on sporting events. Subscriptions are provided on a monthly basis, and revenue is recognized upon completion of the subscription period. We recognize this revenue on a monthly basis at the conclusion of the month, or the subscription period, if shorter.

Financial Fixed Odds revenue relates to the revenue from wagering on financial markets. Cantor G&W (Nevada)’s wholly-owned subsidiary, Cantor Gaming & Wagering Limited (UK), has entered into revenue sharing agreements with four licensed European bookmakers to offer their customers the opportunity to bet on a wide variety of financial markets, ranging from stock indices to commodity prices to foreign exchange markets. We have analyzed the gross versus net revenue recognition criteria highlighted in ASC 605-45. Based upon our analysis, we record our revenues on a net basis. We recognize this revenue on a daily basis.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue in accordance with ASC 605-50, “Revenue Recognition – Customer Payments and Incentives; consequently, Cantor G&W (Nevada)’s race and sports, mobile gaming and slot route revenues are reduced by these promotional allowances.

Measurement and Recognition of Significant Operating Expenses: Cost of revenues includes the direct costs associated with generating revenues. The most significant costs included in cost of revenues are rent expense (including any participation rents), direct occupancy charges, gaming taxes (both state and federal), race track fees and direct compensation for the employees in the business lines. All costs are expensed as incurred.

Equity-Based Compensation: Cantor Fitzgerald, L.P. (along with its subsidiaries, “CFLP” are affiliates of Cantor G&W (Nevada)) provides awards to certain employees of Cantor G&W (Nevada) in the form of grant units in CFLP (“grant units”). Grant units entitle the employees to participate in quarterly distributions of CFLP’s income and to receive certain post-termination payments.

Grant units are accounted for as liability awards under the fair value recognition provision of the authoritative accounting guidance on Share-Based Payments. The guidance requires Cantor G&W (Nevada) to record an expense for liability awards at fair value each reporting period and that the change in fair value of the liability is reflected as cost of revenues in Cantor G&W (Nevada)’s consolidated statements of operations. For the years ended December 31, 2010, 2009 and 2008, the expense allocated to Cantor G&W (Nevada) was $155, $69 and $20, respectively.

Comprehensive Loss: There were no differences between comprehensive loss and consolidated net loss for the years ended December 31, 2010, 2009, and 2008.

Recently Adopted Accounting Pronouncements:

In January 2010, the Financial Accounting Standards Board (the “FASB”) issued new authoritative guidance regarding disclosures about fair value measurements. An entity is now required to disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements, and describe the reasons for the transfers and additional disclosure is required regarding purchases, sales, issuances and settlements of Level 3 measurements. The guidance is effective for interim and annual periods beginning after December 15, 2009, except for the additional disclosure of Level 3 measurements, which is effective for fiscal years beginning after December 15, 2010. The adoption of this guidance did not have a material effect on our consolidated financial statements.

A variety of proposed or otherwise potential accounting standards are currently under review and study by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, we have not yet determined the effect, if any, that the implementation of any such proposed or revised standards would have on our consolidated financial statements.

3. Fixed Assets and Leasehold Improvements, net

Fixed assets and leasehold improvements, net consisted of the following as of December 31:

	Estimated Life (Years)	2010	2009
Building	25	$2,400	$—
Computer and communication equipment	3-5	7,977	7,600
Leasehold improvements and other fixed assets	3-10	7,458	5,498
Software, including software development costs	3-5	7,895	5,741
Construction in progress	—	7,490	5,105

		33,220	23,944
Less: accumulated depreciation and amortization		(6,618)	(3,888)

Fixed assets and leasehold improvements, net		$26,602	$20,056

Depreciation expense excluding software amortization was $3,664, $2,493 and $467 for the years ended December 31, 2010, 2009 and 2008, respectively. Such expenses are included in depreciation and amortization in the accompanying consolidated statements of operations.

In accordance with the authoritative guidance, Cantor G&W (Nevada) capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over their estimated useful life of three years on a straight-line basis. For the years ended December 31, 2010 and 2009, the carrying value of software development costs totaled $6,069 and $4,595, respectively. Amortization of software development costs of $612, $410 and $76 as of December 31, 2010, 2009 and 2008, respectively, is included in depreciation and amortization in the accompanying consolidated statements of operations.

As of December 31, 2010, 2009 and 2008, Cantor G&W (Nevada) recorded $1,809, $1,726 and $135, respectively, in loss on disposal of fixed assets and intangibles included in the accompanying statements of operations. During 2010, Cantor G&W (Nevada)’s vendor for wireless communication service completed a new version of software that rendered previous versions obsolete. In 2009, Cantor G&W (Nevada) engaged a new vendor for wireless communication service that resulted in the write-off of wireless communication equipment used to support the previous vendor that could not be used with the new vendor.

4. Intangible Assets, net and Goodwill

Intangible assets, net and goodwill consisted of the following at December 31:

	Estimated Life (Years)	2010	2009
Customer list and patent	5-17	$99	$99
Goodwill	—	2,671	2,671

		2,770	2,770

Less: accumulated amortization for definite lived intangible assets		(32)	(15)

Net intangible assets and goodwill		$2,738	$2,755

For the years ended December 31, 2010, 2009 and 2008, Cantor G&W (Nevada) recorded intangible asset amortization expense of $17, $15 and $0, respectively, which is included in depreciation and amortization in the accompanying consolidated statements of operations. The aggregate amortization for each of the next five fiscal years is as follows: $15 in 2011, $15 in 2012, $15 in 2013, $15 in 2014 and $7 thereafter.

Goodwill was $2,671 at December 31, 2010 and 2009. The goodwill relates to the purchase of LVSC and LVSM during 2008 and no impairment was recorded during 2010 or 2009.

5. Commitments and Contingencies

Leases: Cantor G&W (Nevada) is obligated for minimum rental payments under various non-cancelable leases, principally for operating facilities, expiring at various dates through 2019 as follows:

Years Ending December 31:
2011	$4,138
2012	4,200
2013	4,275
2014	4,275
2015	4,275
2016 and thereafter	15,456

Total	$36,619

For the years ended December 31, 2010, 2009 and 2008, rent expense was $3,015, $2,290 and $185, respectively.

Certain of these arrangements have renewal or expansion options and adjustments for market provisions, such as escalating base monthly rental payments. The Company recognizes rent expense under such arrangements on the straight-line basis over the initial term of the lease. The difference between the straight-line expense and the cash paid for rent has been recorded as deferred rent. Additionally, certain of these agreements have contingent rental obligations based on the amount wagered at the respective race & sports book. Contingent rental obligations are not included in the minimum rental payments in the table above as the payments are contingent upon future wagers or net win.

Legal Matters: In the ordinary course of business, various legal actions are brought and are pending against Cantor G&W (Nevada). However, we believe that any settlement of these matters would not have a material adverse effect on our business, results of operations or financial position. Cantor G&W (Nevada) is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding Cantor G&W (Nevada)’s business. Legal reserves are established in accordance with authoritative guidance when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. For the years ended December 31, 2010, 2009 and 2008, Cantor G&W (Nevada) recorded no legal reserves.

6. Related-Party Transactions

CFLP provides network, data center, server administration support, other technology services and general and administrative services to Cantor G&W (Nevada). CFLP charges Cantor G&W (Nevada) for these services commensurate with the cost of providing these services. For the years ended December 31, 2010, 2009 and 2008, Cantor G&W (Nevada) was charged $1,861, $1,487 and $1,775, respectively, for these services, which is included in selling, general and administrative in the accompanying consolidated statements of operations.

Promissory Notes Payable to Affiliate: Cantor G&W (Nevada) entered into a promissory note line of credit agreement with CFLP on December 8, 2004, as amended October 17, 2008, September 18, 2009, June 29, 2010, August 1, 2010, October 21, 2010 and December 31, 2010, for an amount of $115,000. Cantor G&W (Nevada) accrues for and is charged interest at a rate of 3-month LIBOR plus 600 basis points. Cantor G&W (Nevada) was charged $5,213, $3,608 and $1,483 in 2010, 2009 and 2008, respectively, which is included in interest expense in the accompanying consolidated statements of operations. There is no termination date on the $115,000 promissory note line of credit; however, CFLP at any time can demand payment on the principal and accrued interest upon 3 days notice. As of December 31, 2010 and 2009, Cantor G&W (Nevada) had $91,849 and $63,036, respectively, of principal outstanding on the $115,000 and $70,000, respectively, promissory note line of credit. Cantor G&W (Nevada) has accrued for $11,795 and $6,583, of interest payable to affiliate as of December 31, 2010 and 2009, respectively.

Subsequent to December 31, 2010, the promissory note to affiliates was amended on May 6, 2011, June 1, 2011, June 30, 2011, and July 20, 2011. The principal amount of the note was increased successively to $150,000. No other terms have substantively changed.

7. Employee Benefit Plans

Employees of Cantor G&W (Nevada) are eligible to participate in the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and their Affiliates (the “Plan”) whereby eligible employees may elect to defer a portion of their salary by directing Cantor G&W (Nevada) to contribute withheld amounts to the Plan. The Plan is available to all employees of Cantor G&W (Nevada) meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

8. Accounts Payable and Accrued Liabilities

Race and sports customer payable winning bets are amounts due to customers for winning bets where Cantor G&W (Nevada) owes patrons for settled wagers that were made over-the-counter. Race and sports future bets are bets made by customers for events that will not occur until a future date.

Accounts payable and accrued liabilities consist of the following at December 31:

	2010	2009
Race and sports customer payable winning bets	$2,153	$1,664
Race and sports future bets	2,671	2,668
Other accrued expenses and other current liabilities	5,121	2,126

Total accounts payable and accrued liabilities	$9,945	$6,458

9. Customer Deposits

Customer deposits are customer account balances that have been established with Cantor G&W (Nevada). The customer deposit amounts are funds that are available to the customer to make wagers. The balance in the customer account is determined by the wins and losses of the wagers made by the customer. As of December 31, 2010 and 2009, customer deposits were $7,589 and $5,344, respectively.

10. Subsequent Event

Management has evaluated subsequent events through the date of issuance of these financial statements.

On June 22, 2011, Cantor G&W (Nevada) entered into a ten-year lease agreement with Las Vegas Sands, LLC, which allows Cantor G&W (Nevada) to operate race & sports books on leased space at Las Vegas Sands, LLC’s Venetian and Palazzo properties in Las Vegas, Nevada. Rent payments consist of a monthly minimum fixed rent, which escalates through the 10-year lease term, and percentage rent, which is paid quarterly and is contingent upon the amount wagered during the rent period. The race & sports book at the Palazzo and Venetian opened on September 1, 2011 and November 1, 2011, respectively.

In connection with this lease agreement, Cantor G&W (Nevada) is required to provide a guaranty to Las Vegas Sands, LLC in the form of a non-cancellable surety bond with an initial amount of $15,000. On the fifth anniversary of the lease term, the guaranty may be reduced to $10,000. Cantor G&W (Nevada) executed the surety bond on August 26, 2011, at which time a $7,500 cash payment was made to the bond counterparty as collateral for the bond.

Effective on December 31, 2011, the Company entered into an amendment to the Cantor Note, increasing the aggregate amount that it may borrow thereunder to $160,000.

CANTOR G&W (NEVADA), L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands)

(Unaudited)

	September 30, 2011	December 31, 2010
ASSETS
Current assets:
Cash	$19,302	$16,012
Receivables from customers, net	352	504
Other assets	1,924	1,048

Total current assets	21,578	17,564
Fixed assets and leasehold improvements, net	34,579	26,602
Goodwill	2,671	2,671
Intangibles, net	65	67
Other long-term assets	7,500	—

Total assets	$66,393	$46,904

LIABILITIES AND PARTNERS’ DEFICIT

Current liabilities:
Interest payable to affiliate	$17,407	$11,795
Promissory note payable to affiliate	126,959	91,849
Accounts payable and accrued liabilities	9,546	9,945
Customer deposits	9,004	7,589
Deferred revenue	46	62

Total current liabilities	162,962	121,240
Partners’ deficit:
Non-controlling interest	(326)	(297)
Retained deficit	(96,243)	(74,039)

Total partners’ deficit	(96,569)	(74,336)

Total liabilities and partners’ deficit	$66,393	$46,904

The accompanying notes are an integral part of these condensed consolidated financial statements.

CANTOR G&W (NEVADA), L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Nine Months Ended September 30, 2011 and 2010

(amounts in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2011	2010
Operating revenues:
Race and sports book	$7,275	$3,541
Mobile gaming	1,348	55
Sports and odds subscriptions	414	526
Financial fixed odds	387	409
Slot route	396	375

Total revenues	9,820	4,906
Less: promotional allowances	(2,072)	(224)

Net revenues	7,748	4,682
Operating costs and expenses:
Costs of revenues	13,652	8,585
Selling, general and administrative	7,155	6,234
Depreciation and amortization	3,562	3,113

Total operating costs and expenses	24,369	17,932

Operating loss	(16,621)	(13,250)
Other expense:
Interest expense	5,612	3,740

Consolidated net loss	(22,233)	(16,990)
Less: Net loss attributable to non-controlling interest in subsidiaries	(29)	(123)

Net loss attributable to Cantor G&W (Nevada), L.P.	$(22,204)	$(16,867)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CANTOR G&W (NEVADA), L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ DEFICIT

(amounts in thousands)

(Unaudited)

	Retained Deficit	Noncontrolling Interest	Total Partners’ Deficit
Partners’ deficit December 31, 2010	(74,039)	(297)	(74,336)
Consolidated net loss	(22,204)	(29)	(22,233)

Partner’s deficit September 30, 2011	$(96,243)	$(326)	$(96,569)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CANTOR G&W (NEVADA), L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months Ended September 30, 2011 and 2010

(amounts in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2011	2010
Cash flows from operating activities:
Consolidated net loss	$(22,233)	$(16,990)
Adjustments to reconcile consolidated net loss to net cash used in operating activities:
Provision for doubtful accounts	24	(6)
Depreciation and amortization	3,562	3,113
Changes in operating assets and liabilities:
Receivables from customers	128	(158)
Other assets	(896)	(688)
Accounts payable and accrued liabilities	(674)	2,980
Deferred revenue	(16)	(22)
Customer deposits	1,415	2,495
Interest payable to affiliates	5,612	3,739
Other long-term assets	(7,500)	—

Net cash used in operating activities	(20,578)	(5,537)

Cash flows from investing activities:
Purchase of fixed assets	(10,398)	(3,654)
Capitalization of software development costs	(802)	(1,150)

Net cash used in investing activities	(11,200)	(4,804)

Cash flows from financing activities:
Proceeds from promissory note from affiliate	35,068	14,820

Net cash provided by financing activities	35,068	14,820

Cash and cash equivalents:
Change in cash and cash equivalents	3,290	4,479
Balance, beginning of year	16,012	11,177

Balance, end of year	$19,302	$15,656

Supplemental cash flow disclosure:
Capital expenditures incurred but unpaid	$275	$316

The accompanying notes are an integral part of these condensed consolidated financial statements.

Cantor G&W (Nevada), L.P. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements

(amounts in thousands)

(Unaudited)

1. Organization and Business

Description of Business: Cantor G&W (Nevada), L.P. and its subsidiaries, (the “Partnership” or the “Company”) is a general partnership organized under the laws of the State of Nevada. Cantor G&W (Nevada) is licensed and/or permitted by the Nevada Gaming Commission (“NGC”) to manufacture, distribute and operate mobile gaming systems in addition to operating a race and sports book facility, and a sports line making service to un-restricted Nevada casinos. Furthermore, Cantor G&W (Nevada) is licensed to operate a un-restricted slot route. With the exception of Cantor G&W (Nevada)’s sports line making services, where it derives its revenue from subscription fees, Cantor G&W (Nevada) generally provides collective services under revenue sharing arrangements with its client facilities. Though Cantor G&W (Nevada) has recently progressed from being a development stage company, it should be noted that Cantor G&W (Nevada) continues to spend significant amounts of its resources on its various product developments and refinements. Cantor G&W (Nevada) is owned by Cantor G&W (Nevada) Holdings, L.P. (“Holdings L.P.”) (99.75%) and Cantor G&W (Nevada) LLC (.25%) (“G&W LLC”), the managing general partner. G&W LLC is wholly owned by Holdings L.P.

The company has agreements to operate race and sports books in Las Vegas, Nevada as well as be the exclusive operator of mobile gaming in those properties. The properties are as follows:

The M Resort Spa Casino

Tropicana Las Vegas

Hard Rock Hotel Las Vegas

Cosmopolitan Las Vegas

The Venetian / The Palazzo

The agreements generally are for a ten-year term and provide for both fixed as well as participation rents.

2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying Unaudited Condensed Consolidated Financial Statements include the results of operations, financial position and cash flows of Cantor G&W (Nevada), L.P. and its consolidated subsidiaries. All material intercompany balances have been eliminated. All amounts are in thousands except per share amounts.

In the opinion of our management, the accompanying Unaudited Condensed Consolidated Financial Statements include all adjustments of a normal and recurring nature necessary to fairly state, in all material respects, our results for the periods presented. These Condensed Consolidated Financial Statements have been prepared by us pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) have been condensed or omitted pursuant to such rules and regulations. The company’s revenues are seasonal and correlate to major sporting events. Accordingly a significant portion of the company’s revenue and corresponding variable costs are in the first and fourth quarter of our fiscal year. The results of operations for the three and nine months ended September 30, 2011 are not necessarily indicative of results to be expected for the entire fiscal year. These condensed consolidated financial statements should be read in conjunction with the Cantor G&W (Nevada)’s annual consolidated financial statements and notes thereto as of December 31, 2010 and 2009 and for the three years in the period ended December 31, 2010 included herein.

Principles of Consolidation: The consolidated financial statements include the accounts of Cantor G&W (Nevada) and all subsidiaries in which Cantor G&W (Nevada) has a controlling interest, PlayWizard Co., Ltd.

(“PlayWizard”), which was formed during January 2007, Las Vegas Sports Consulting, Inc. (“LVSC”) and Las Vegas Sports Mobile, LLC (“LVSM”), which were acquired during November 2008 and Cantor Gaming and Wagering Limited (UK) which was acquired through entities under common control from Cantor Index, Limited, a wholly-owned subsidiary of Holdings L.P., on April 30, 2010. The Partnership’s policy is to consolidate all entities of which it owns more than 50% of the voting interests unless it does not have control over the entity. In accordance with FASB guidance on Consolidation of Variable Interest Entities, and the revised interpretation, Cantor G&W (Nevada) would also consolidate any variable interest entities of which it is the primary beneficiary. All intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates and assumptions: The preparation of our Condensed Consolidated Financial Statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Condensed Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Future events and their effects cannot be predicted with certainty; accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our Condensed Consolidated Financial Statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. We evaluate and update our assumptions and estimates on an ongoing basis. Actual results could differ from those estimates.

Revenue recognition: Cantor G&W (Nevada) recognizes revenues at the time persuasive evidence of an arrangement exists, the service is provided, prices are fixed or determinable and collection is reasonably assured.

In accordance with industry practice, race and sports book, gaming device and slot route revenues are measured by the aggregate net win from gaming activities, which is the difference between amounts wagered and amounts paid to patrons. For agreements that include revenue sharing arrangements, we have assessed if the revenues should be reported as gross or net in accordance with the criteria highlighted in ASC 605-45. Based upon our analysis, we record our revenues on a gross basis and show the participation as an expense in Cost of Revenues. We recognize this revenue on a daily basis. Additionally, we recognize liabilities for funds deposited by customers before gaming play occurs, for chips in the customers’ possession as well as base jackpot amounts for mobile gaming progressive jackpots.

Sports odds subscription revenue relates to the dissemination of betting lines and betting activity information on sporting events. Subscriptions are provided on a monthly basis, and revenue is recognized upon completion of the subscription period. We recognize this revenue on a monthly basis at the conclusion of the month, or the subscription period, if shorter.

Financial Fixed Odds revenue relates to the revenue from wagering on financial markets. Cantor G&W (Nevada)’s wholly-owned subsidiary, Cantor Gaming & Wagering Limited (UK), has entered into revenue sharing agreements with four licensed European bookmakers to offer their customers the opportunity to bet on a wide variety of financial markets, ranging from stock indices to commodity prices to foreign exchange markets. We have analyzed the gross versus net revenue recognition criteria highlighted in ASC 605-45. Based upon our analysis, we record our revenues on a net basis. We recognize this revenue on a daily basis.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue in accordance with ASC 605-50, “Revenue Recognition—Customer Payments and Incentives; consequently, Cantor G&W (Nevada)’s race and sports, mobile gaming and slot route revenues are reduced by these promotional allowances.

Measurement and Recognition of Significant Operating Expenses: Cost of revenues includes the direct costs associated with generating revenues. The most significant costs included in cost of revenues are rent expense (including any participation rents), direct occupancy charges, gaming taxes (both state and federal), race track fees and direct compensation for the employees in the business lines. All costs are expensed as incurred.

Cash: Cash includes cash on hand and cash in banks. Cantor G&W (Nevada) maintains certain cash balances in various federally insured banking institutions. Cantor G&W (Nevada) has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. The company utilized level 1 inputs as described below to determine fair value.

Accounts Receivable: Accounts receivable relate principally to amounts due from sports odd subscription revenues. Accounts receivable are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems them to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company’s receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the industry and current economic and business conditions.

Fair Value of Financial Instruments: The Company measures the fair of value financial instruments pursuant to accounting standards for fair value measurements. These standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The carrying value of Cantor G&W (Nevada)’s cash, receivables and accounts payable approximates fair value primarily because of the short maturities of these instruments. The estimated fair values of the Partnership’s financial instruments are as follows:

	September 30, 2011		December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash	$19,302	$19,302	$16,012	$16,012
Accounts receivable	352	352	504	504
Financial liabilities:
Interest payable to affiliate	17,407	*	11,795	*
Promissory note payable to affiliate	126,959	*	91,849	*

*	Due to the related party nature of the liability, it is not practical to estimate the fair value of the interest payable to affiliate or the promissory note payable to affiliate.

Fixed Assets and Leasehold Improvements: Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally 3 to 10 years, using the straight-line method. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Cantor G&W (Nevada) makes estimates and assumptions when accounting for capital expenditures. Whether the expenditure is considered a maintenance expense or a capital asset is a matter of judgment. Cantor G&W (Nevada)’s depreciation expense is highly dependent on the assumptions made about assets’ estimated useful lives. Whenever events or circumstances occur which change the estimated useful life of an asset, Cantor G&W (Nevada) accounts for the change prospectively.

For assets to be held and used, Cantor G&W (Nevada) reviews fixed assets for impairment whenever indicators of impairment exist. When impairment indicators are present, Cantor G&W (Nevada) compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is recognized. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. The consolidated financial statements reflect all adjustments required by the accounting guidance as of September 30, 2011 and 2010.

Gaming Taxes: Cantor G&W (Nevada) is subject to taxes based on gross gaming revenue or gross gaming activity (handle) in the jurisdiction in which it operates, subject to applicable jurisdictional adjustments and/or revenue basis standards. These gaming taxes are assessed on Cantor G&W (Nevada)’s gaming revenue and/or gross gaming activity (handle) and are recorded as an expense within cost of revenues in the accompanying consolidated statement of operations. These taxes totaled $1,462 and $892 for the nine month periods ended September 30, 2011 and 2010.

Goodwill: Goodwill is the excess of purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as a purchase. As prescribed in the authoritative guidance on goodwill and other intangible assets, goodwill is not amortized, but instead is periodically tested for impairment. Cantor G&W (Nevada) reviews goodwill at least annually for impairment. An impairment loss is triggered if the estimated fair value of a reporting unit is less than its estimated net book value. Such loss is calculated as the difference between the estimated fair value of goodwill and its carrying value.

Income Taxes: For U.S. tax purposes, Cantor G&W (Nevada) is taxed as a partnership. Under applicable federal and state laws, the taxable income or loss of a partnership is allocated to each partner based upon their ownership interest. Each partner’s tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss which is the obligation of the individual partner and as such is not reflected in Cantor G&W (Nevada)’s consolidated financial statements.

On January 1, 2009, the Company adopted accounting standards related to accounting for uncertain income tax positions and did not record any cumulative effect adjustment to retained earnings as a result of this adoption. Under the accounting standards, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The accounting standards also provide guidance on de-recognition, classification, interest, and penalties on income taxes, accounting in interim periods and disclosure requirements for uncertain tax positions.

Intangible Assets: Intangible assets consist primarily of acquired intangibles, which include a customer list and a purchased patent. The costs of the acquired intangibles are amortized over a period not to exceed 17 years or the remaining useful life.

Equity-Based Compensation: Cantor Fitzgerald, L.P. (along with its subsidiaries, “CFLP” are affiliates of Cantor G&W (Nevada)) provides awards to certain employees of Cantor G&W (Nevada) in the form of grant units in CFLP (“grant units”). Grant units entitle the employees to participate in quarterly distributions of CFLP’s income and to receive certain post-termination payments.

Grant units are accounted for as liability awards under the fair value recognition provision of the authoritative accounting guidance on Share-Based Payments. The guidance requires Cantor G&W (Nevada) to record an expense for liability awards at fair value each reporting period and that the change in fair value of the liability is reflected as cost of revenues in Cantor G&W (Nevada)’s consolidated statements of operations. For the nine months ended September 30, 2011 and 2010, the expense allocated to Cantor G&W (Nevada) was $178 and $131, respectively.

Recently Adopted Accounting Pronouncements:

In January 2010, the Financial Accounting Standards Board (the “FASB”) issued new authoritative guidance regarding disclosures about fair value measurements. An entity is now required to disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements, and describe the reasons for the transfers and additional disclosure is required regarding purchases, sales, issuances and settlements of Level 3 measurements. The guidance is effective for interim and annual periods beginning after December 15, 2009, except for the additional disclosure of Level 3 measurements, which is effective for fiscal years beginning after December 15, 2010. The adoption of this guidance did not have a material effect on our consolidated financial statements.

In April 2010, the FASB issued authoritative accounting guidance for companies that generate revenue from gaming activities that involve base jackpots, which guidance requires companies to accrue for a liability at the time the company has the obligation to pay the jackpot and record such obligation as a reduction of gaming revenue accordingly. The guidance is effective for interim and annual reporting periods beginning on or after December 15, 2010. We adopted this guidance effective January 1, 2011. This ASU did not have a material impact on our consolidated financial statements.

In May 2011, Financial Accounting Standards Board (“FASB”) issued an ASU on fair value measurement on how to measure fair value and on what disclosures to provide about fair value measurements. The ASU expands disclosure requirements particularly for Level 3 inputs to include following:

For fair value categorized in Level 3 of the fair value hierarchy:

1.	a quantitative disclosure of the unobservable inputs and assumptions used in the measurement,

2.	a description of the valuation processes in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and

3.	a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

This ASU will be effective for our second quarter of fiscal 2012 and is not expected to have a material impact on our financial statements.

In June 2011, FASB issued an ASU on presentation of comprehensive income to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. This update changes the requirements for the presentation of other comprehensive income, eliminating the option to present components of other comprehensive income as part of the statement of stockholders’ equity, among other items. The guidance requires that all non-owner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements.

This ASU will be effective for our first quarter of fiscal 2013 and is not expected to have a material impact on our financial statements.

In September 2011, the FASB issued authoritative guidance regarding annual goodwill impairment tests. This amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. We expect that the adoption of this guidance will not have a material impact on our consolidated financial statements.

A variety of proposed or otherwise potential accounting standards are currently under review and study by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, we have not yet determined the effect, if any, that the implementation of any such proposed or revised standards would have on our consolidated financial statements.

3. Fixed Assets and Leasehold Improvements, net

Fixed assets and leasehold improvements, net consisted of the following:

	Estimated Life (Years)	September 30, 2011	December 31, 2010
Building	25	$2,400	$2,400
Computer and communication equipment	3-5	9,154	7,977
Leasehold improvements and other fixed assets	3-10	17,833	7,458
Software, including software development costs	3-5	9,396	7,895
Construction in progress	—	5,905	7,490

		44,688	33,220
Less: accumulated depreciation and amortization		(10,109)	(6,618)

Fixed assets and leasehold improvements, net		$34,579	$26,602

Depreciation expense excluding software amortization was $2,805 and $2,730 for the nine months ended September 30, 2011 and 2010, respectively. Such expenses are included in depreciation and amortization in the accompanying condensed consolidated statements of operations.

In accordance with the authoritative guidance, Cantor G&W (Nevada) capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over their estimated useful life of three years on a straight-line basis. As of September 30, 2011 and December 31, 2010, respectively, the carrying value of software development costs totaled $6,813 and $6,069. Amortization of software development costs of $735 and $362 is included in depreciation and amortization in the accompanying condensed consolidated statements of operations.

4. Intangible Assets, net and Goodwill

Intangible assets, net and goodwill consisted of the following:

	Estimated Life (Years)	September 30, 2011	December 31, 2010
Customer list and patent	5-17	$109	$99
Goodwill	—	2,671	2,671

		2,780	2,770
Less: accumulated amortization for definite lived intangible assets		(44)	(32)

Net intangible assets and goodwill		$2,736	$2,738

For the nine months ended September 30, 2011 and 2010, Cantor G&W (Nevada) recorded intangible asset amortization expense of $12 and $10 respectively, which is included in depreciation and amortization in the accompanying condensed consolidated statements of operations.

Goodwill was $2,671 at September 30, 2011 and December 31, 2010. The goodwill relates to the purchase of LVSC and LVSM during 2008.

5. Other Long-Term Assets

Other long-term assets represent cash collateral required under a lease agreement.

6. Commitments and Contingencies

For the nine months ended September 30, 2011 and 2010, rent expense was $3,452 and $1,892 respectively.

Fixed Lease Term Commitments: We have entered into various fixed lease term arrangements with our casino partners. The following table indicates the minimum fixed rent expense that we will recognize for the relevant periods:

As of September 30, 2011:
2012	$6,972
2013	$6,972
2014	$6,972
2016	$6,951
2016	$6,914
Thereafter	$27,544

Total	$62,325

Certain of these arrangements have renewal or expansion options and adjustments for market provisions, such as escalating base monthly rental payments. The Company recognizes rent expense under such arrangements on the straight-line basis over the initial term of the lease. The difference between the straight-line expense and the cash paid for rent has been recorded as deferred rent. Additionally, certain of these agreements have contingent rental obligations based on the amount wagered at the respective race & sports book. Contingent rental obligations are not included in the minimum rental payments in the table above as the payments are contingent upon future wagers or net win.

Legal Matters: In the ordinary course of business, various legal actions are brought and are pending against Cantor G&W (Nevada). However, we believe that any settlement of these matters would not have a material adverse effect on our business, results of operations or financial position. Cantor G&W (Nevada) is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding Cantor G&W (Nevada)’s business. Legal reserves are established in accordance with authoritative guidance when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. At September 30, 2011 and December 31, 2010, respectively, Cantor G&W (Nevada) recorded no legal reserves.

7. Related-Party Transactions

CFLP provides network, data center, server administration support, other technology services and general and administrative services to Cantor G&W (Nevada). CFLP charges Cantor G&W (Nevada) for these services commensurate with the cost of providing these services. For the nine months ended September 30, 2011 and 2010, Cantor G&W (Nevada) was charged $1,383 and $1,138, respectively, for these services, which is included in Selling, general and administrative in the accompanying consolidated statements of operations.

Promissory Notes Payable to Affiliate: Cantor G&W (Nevada) entered into a promissory note line of credit agreement with CFLP on December 8, 2004, as amended October 17, 2008, September 18, 2009, June 29, 2010, August 1, 2010, October 21, 2010, May 6, 2011, June 1, 2011, June 30, 2011, and July 20, 2011 for an amount of $150,000. Cantor G&W (Nevada) accrues for and is charged interest at a rate of 3-month LIBOR plus 600 basis points. The Partnership was charged $5,612 and $3,740 for the nine months ended June 30, 2011 and 2010, respectively, which is included in interest expense in the accompanying consolidated statements of operations. There is no termination date on the $150,000 promissory note line of credit; however, CFLP at any time can demand payment on the principal and accrued interest upon 3 days notice. As of September 30, 2011 and December 31, 2010, Cantor G&W (Nevada) had $126,959 and $91,849, respectively, of principal outstanding on the $150,000 promissory note line of credit. Cantor G&W (Nevada) has accrued for $17,407 and $11,795 of interest payable to affiliate as of September 30, 2011 and December 31, 2010, respectively.

8. Employee Benefit Plans

Employees of Cantor G&W (Nevada) are eligible to participate in the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and their Affiliates (the “Plan”) whereby eligible employees may elect to defer a portion of their salary by directing Cantor G&W (Nevada) to contribute withheld amounts to the Plan. The Plan is available to all employees of Cantor G&W (Nevada) meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

9. Accounts Payable and Accrued Liabilities

Race and sports customer payable winning bets are amounts due to customers for winning bets where Cantor G&W (Nevada) received cash at the time the wager was placed. Race and sports future bets are bets made by customers for events that will not occur until a future date.

Accounts payable and accrued liabilities consist of the following:

	September 30, 2011	December 31, 2010
Race and Sports customer payable winning bets	$1,225	$2,153
Race and Sports future bets	5,574	2,671
Other accrued expenses and other current liabilities	2,747	5,121

Total accounts payable and accrued liabilities	$9,546	$9,945

10. Customer Deposits

Customer deposits are customer account balances that have been established with Cantor G&W (Nevada). The customer deposit amounts are funds that are available to the customer to make wagers. The balance in the customer account is determined by the wins and losses of the wagers made by the customer. As of September 30, 2011 and December 31, 2010, customer deposits were $9,004 and $7,589, respectively.

11. Subsequent Events

Management has evaluated subsequent events through the date of issuance of these financial statements.

On November 4, 2011, we entered into an agreement to operate a new race and sports book and mobile gaming facility at the Palms Casino Resort in Las Vegas, Nevada.

Cantor Entertainment Technology, Inc.

             Shares

Class A Common Stock

PROSPECTUS

Cantor Fitzgerald & Co.

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

            , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13: Other Expenses of Issuance and Distribution

The following table sets forth the expenses (other than the underwriting discount and commissions) expected to be incurred by the registrant while issuing and distributing the securities registered pursuant to this Registration Statement. All amounts other than the SEC registration fee, FINRA filing fee and Nasdaq listing fee are estimates.

SEC registration fee		$11,460
FINRA filing fee
Nasdaq listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent fees		*
Miscellaneous		*

Total	$	*

*	To be provided by Amendment.

All expenses in connection with the issuance and distribution of the securities being offered shall be borne by the registrant, other than underwriting discounts and selling commissions, if any.

Item 14: Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Amended and Restated Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (4) for any transaction from which the director derived an improper personal benefit. The Registrant’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for such limitation of liability to the fullest extent permitted by the Delaware General Corporation Law.

The Registrant will maintain standard policies of insurance under which coverage is provided (1) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Registrant, and (2) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to any indemnification provision contained in the Registrant’s Amended and Restated Certificate of Incorporation or otherwise as a matter of law.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and certain officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

On December 23, 2011, we issued one share of common stock to our Chairman of the Board, Howard W. Lutnick, in a private placement exempt from registration under Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits.

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

2.1	Form of Contribution Agreement*

3.1	Form of Registrant’s Amended and Restated Certificate of Incorporation*

3.2	Form of Registrant’s Amended and Restated Bylaws*

4.1	Form of Specimen Class A Common Stock Certificate*

5.1	Form of Opinion of Stephen M. Merkel, the General Counsel of the Registrant*

10.1	Certificate of Limited Partnership of Cantor Entertainment Technology Holdings, L.P.*

10.2	Form of Cantor Entertainment Technology Holdings, L.P. Limited Partnership Agreement*

10.3	Certificate of Limited Partnership of Cantor Entertainment Technology U.S., L.P.*

10.4	Form of Cantor Entertainment Technology U.S. Limited Partnership Agreement*

10.5	Certificate of Limited Partnership of Cantor Entertainment Technology Global, L.P.*

10.6	Form of Cantor Entertainment Technology Global, L.P. Limited Partnership Agreement*

10.7	Form of Registration Rights Agreement*

10.8	Form of Cantor Entertainment Technology, Inc. Long-Term Incentive Plan*

10.9	Form of Cantor Entertainment Technology, Inc. Incentive Bonus Compensation Plan*

10.10	Form of Cantor Entertainment Technology, Inc. Deferral Plan*

10.11	Form of Cantor Entertainment Technology Holdings, L.P. Participation Plan*

10.12	Form of Administrative Services Agreement*

10.13	Form of Amended and Restated Promissory Note from Cantor Entertainment Technology, Inc. to Cantor Fitzgerald, L.P.*

21.1	Subsidiaries of the Registrant*

23.1	Consent of Ernst & Young LLP

23.2	Consent of Stephen M. Merkel, the General Counsel of the Registrant (included in Exhibit 5.1)*

24.1	Powers of Attorney (included on signature page to the Registration Statement)**

*	To be filed by amendment
**	Previously filed

(b)	Financial Statement Schedules

No financial statement schedules are included herein. All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or the information is included in the consolidated financial statements, and have therefore been omitted.

Item 17. Undertakings

The undersigned Registrant hereby undertakes the following:

(1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2) To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(3)(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 14th day of February, 2012.

CANTOR ENTERTAINMENT TECHNOLOGY, INC.

/S/ LEE M. AMAITIS
By:	Lee M. Amaitis
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date or dates indicated.

Signature	Title(s)	Date

/S/ HOWARD W. LUTNICK Howard W. Lutnick	Chairman of the Board	February 14 , 2012

/S/ LEE M. AMAITIS Lee M. Amaitis	President, Chief Executive Officer and Director (Principal Executive Officer)	February 14 , 2012

/s/ STEPHEN M. MERKEL Stephen M. Merkel	Director	February 14 , 2012

/S/ DOUGLAS R. BARNARD Douglas R. Barnard	Chief Financial Officer (Principal Financial Officer)	February 14 , 2012

/S/ COREEN SAWDON Coreen Sawdon	Chief Accounting Officer (Principal Accounting Officer)	February 14 , 2012

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	Form of Underwriting Agreement*

2.1	Form of Contribution Agreement*

3.1	Form of Registrant’s Amended and Restated Certificate of Incorporation*

3.2	Form of Registrant’s Amended and Restated Bylaws*

4.1	Form of Specimen Class A Common Stock Certificate*

5.1	Form of Opinion of Stephen M. Merkel, the General Counsel of the Registrant*

10.1	Certificate of Limited Partnership of Cantor Entertainment Technology Holdings, L.P.*

10.2	Form of Cantor Entertainment Technology Holdings, L.P.’s Limited Partnership Agreement*

10.3	Certificate of Limited Partnership of Cantor Entertainment Technology U.S., L.P.*

10.4	Form of Cantor Entertainment Technology U.S. Limited Partnership Agreement*

10.5	Certificate of Limited Partnership of Cantor Entertainment Technology Global, L.P.*

10.6	Form of Cantor Entertainment Technology Global, L.P. Limited Partnership Agreement*

10.7	Form of Registration Rights Agreement*

10.8	Form of Cantor Entertainment Technology, Inc. Long-Term Incentive Plan*

10.9	Form of Cantor Entertainment Technology, Inc. Incentive Bonus Compensation Plan*

10.10	Form of Cantor Entertainment Technology, Inc. Deferral Plan*

10.11	Form of Cantor Entertainment Technology Holdings, L.P. Participation Plan*

10.12	Form of Administrative Services Agreement*

10.13	Form of Amended and Restated Promissory Note from Cantor Entertainment Technology, Inc. to Cantor Fitzgerald, L.P.*

21.1	Subsidiaries of the Registrant*

23.1	Consent of Ernst & Young LLP

23.2	Consent of Stephen M. Merkel, the General Counsel of the Registrant (included in Exhibit 5.1)*

24.1	Powers of Attorney (included on signature page to the Registration Statement)*

*	To be filed by amendment